As filed with the Securities and Exchange Commission on April 12, 2018

Registration No. 333-222196

811-07798

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM N-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☑
Pre-Effective Amendment No. 1	☑

and

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☑
Amendment #152	☑

NYLIAC VARIABLE UNIVERSAL LIFE SEPARATE ACCOUNT-I

(Exact Name of Registrant)

NEW YORK LIFE INSURANCE AND

ANNUITY CORPORATION

(Name of Depositor)

51 Madison Avenue,

New York, New York 10010

(Address of Depositor’s Principal Executive Office)

Depositor’s Telephone Number: 212-576-7000

Erica E. Carrig, Esq.

New York Life Insurance and Annuity Corporation

51 Madison Avenue

New York, NY 10010

(Name and Address of Agent for Service)

Copy to:

Stephen E. Roth, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, NW Washington, DC 20004-2415	Thomas F. English, Esq. Senior Vice President, Deputy General Counsel and Chief Insurance Counsel New York Life Insurance Company 51 Madison Avenue New York, New York 10010

Approximate date of proposed public offering: Continuous

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

It is proposed that this filing will become effective:

☐	immediately upon filing pursuant to paragraph (b) of Rule 485
☐	on pursuant to paragraph (b) of Rule 485
☐	60 days after filing pursuant to paragraph (a)(1) of Rule 485
☐	on , pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

☐	This post-effective amendment designates a new date for a previously filed post-effective amendment.

New York Life Insurance and Annuity Corporation

New York Life Variable Universal Life Accumulator II

Prospectus—May 1, 2018

A flexible premium variable universal life insurance contract offered to individuals under NYLIAC Variable Universal Life Separate Account-I

Please use one of the following addresses for service requests:

Regular Mail	NYLIAC Variable Products Service Center Madison Square Station P.O. Box 922 New York, NY 10159	Express Mail	NYLIAC Variable Products Service Center 51 Madison Avenue Room 251 New York, NY 10010

or call our toll-free number: 1-800-598-2019

For submitting death claim forms only, you may also use:

Regular Mail	New York Life
P.O. Box 130539
Dallas, TX 75313-0539

Premium payments and loan repayments should be sent to us at:

Regular Mail	NYLIAC 75 Remittance Drive, Suite 3021 Chicago, IL 60675-3021	Express Mail	NYLIAC, Suite 3021 c/o The Northern Trust Bank 350 North Orleans Street Receipt & Dispatch, 8th Floor Chicago, IL 60654

This prospectus describes a flexible premium variable universal life insurance policy issued by NYLIAC. In this prospectus, the words “we,” “our” or “us” refer to NYLIAC and the words “you” or “your” refer to the policyowner. The New York Life Variable Universal Life Accumulator II policy insures one person and pays a benefit upon that person’s death.

If you already own a life insurance policy, it may not be to your advantage to replace your policy with the policy described in this prospectus. And, it may not be to your advantage to borrow money to purchase this policy or to take withdrawals from another policy you own to make premium payments under this policy.

The Securities and Exchange Commission has not approved or disapproved of this security or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. Policies have risks including risk of loss of the amount invested. Policies are not deposits of, or guaranteed or endorsed by, any bank and are not federally insured by the FDIC, Federal Reserve Board, or any other agency.

This life insurance policy is not considered an offering in any jurisdiction where such offering may not be lawfully made. We do not authorize any information or representations regarding the offering described in this prospectus and the Statement of Additional Information (“SAI”) other than as contained in these materials or any attached supplements to them, or in any supplemental sales material we authorize.

The New York Life Variable Universal Life Accumulator II Prospectus and Statement of Additional Information are posted on our corporate website, www.newyorklife.com.

SUMMARY OF BENEFITS AND RISKS

The following is a brief summary of certain features of the New York Life Variable Universal Life Accumulator II policy (“VUL”). Many benefits of VUL have a corresponding risk, and both benefits and risks should be considered before you purchase a policy. More complete and detailed information about these features is provided later in this prospectus and in the SAI. Capitalized terms used in this prospectus have the same meaning as in the “Definitions” section below.

Be nefits

Protection

The policy offers you the protection of permanent life insurance that can, over time, become a valuable asset.

This policy provides permanent life insurance coverage with the potential for tax-deferred Cash Value accumulation, as noted below. Your premium payments, less any applicable charges, are allocated to the Investment Options according to your instructions. The Cash Value of the policy is based on:

●	the amount in, and performance of, each Investment Division of the Separate Account;

●	the amount in, and rate of interest credited to, the Fixed Account, the DCA Accounts, and/or the Loan Account;

●	non-guaranteed Persistency Credits, if any; and

●	the charges we deduct.

With the policy, you have the potential for higher and lower rates of return and Cash Value accumulation than with a fixed rate life insurance policy. Even though the policy offers the protection of permanent life insurance, it can lapse even if all planned premiums are paid on time. See “Summary of Benefits and Risks—Risks—Risk of Lapse (especially on minimally funded policies)” and “Termination and Reinstatement—No Lapse Guarantees” for further information.

Flexible Premiums

Policy premium payments are flexible; other than the required initial minimum premium payment, you can select the time and amount of premium you pay, within limits. Since the potential Cash Value growth can be used for income, this policy is designed to offer the best potential benefit when it is adequately funded for at least ten years. As long as the Cash Surrender Value is sufficient to cover the policy’s Monthly Deduction Charges, you can increase (within certain limits), decrease (within certain limits), or stop making payments to meet your changing needs. See “Definitions” for an explanation of Cash Surrender Value.

No Lapse Guarantee

The policy offers a No Lapse Guarantee. This ensures that your policy will remain in effect during the Guarantee Period, provided that your policy premium payments satisfy the No Lapse Guarantee Premium Test on each Monthly Deduction Day. See “Termination and Reinstatement—No Lapse Guarantees” for information on premiums required to pass the test. This benefit prevents your policy from lapsing during the Guarantee Period, regardless of your account performance. The length of the Guarantee Period varies according to the insured’s age at the time the policy is issued. The No Lapse Guarantee will become inactive before the end of the Guarantee Period if, on any Monthly Deduction Day, your premium payments do not pass the No Lapse Guarantee Premium Test. If this occurs, you will have the opportunity to reactivate the No Lapse Guarantee by paying an additional premium amount necessary to satisfy the No Lapse Guarantee Premium Test. When the No Lapse Guarantee ends, if there is insufficient Cash Surrender Value to cover the current and any deferred Monthly Deduction Charges, you will be sent a notice of payment due. If that amount is not paid, the policy will lapse. You may also elect to receive no lapse guarantee benefits through the purchase of the Intermediate No-Lapse Guarantee Rider.

Liquidity through Loans

You can access your policy’s Cash Value through loans. Your policy value will be used as collateral to secure any policy loan. You can borrow any amount up to the loan value of the policy. The loan value of your policy is discussed more fully in the section below entitled “Loans.”

Liquidity through Partial Surrenders

You can also request a partial surrender. Partial surrenders will reduce the policy’s Cash Value and can reduce your Life Insurance Benefit. If a partial surrender would cause the policy to fall below its minimum Face Amount requirement, we reserve the right to require a full surrender. Surrender charges may apply. Partial surrenders can result in a taxable event. Please consult your tax advisor regarding the tax implications of a partial surrender. Also note that certain partial surrender requests must be made in writing and sent to NYLIAC’s Variable Products Service Center (“VPSC”) at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing). (See “Surrenders—Partial Surrenders”.)

Investment Options

This policy offers you a choice of Investment Options, including 68 Investment Divisions, the Fixed Account, the DCA Plus Account, and the DCA Extension Account. For your convenience, you may also allocate your policy Cash Value to one of five Asset Allocation Models at no extra charge. You can choose a maximum of 21 Investment Options for the allocation of Net Premium payments or for the transfer of Cash Value among the available Investment Options. Transfers among the Investment Options can be made tax-free, within the limits described in this prospectus. You can change the Investment Options in which you invest throughout the life of the policy. Your choices may be limited if you elect certain benefits or riders.

Change the Amount of Coverage

With the policy, you are able to increase or decrease the policy’s Face Amount (within certain limits). In order to request a decrease of the policy’s Face Amount, you must send a written request in Good Order to the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing). (See “Policy Payment Information—Changing the Face Amount of Your Policy”.) Decreases in Face Amount can incur surrender charges.

You may also request an increase of the policy’s Face Amount by sending us your written application in Good Order, signed by the Insured, together with any proof of insurability we require. Increases are subject to underwriting and our approval. Contestability and suicide provisions on any increased portion of coverage begin on the effective date of the increase. Face Amount increases will also result in a new Surrender Charge Period and additional Monthly Cost of Insurance and Monthly Per Thousand of Face Amount Charges applicable to that increase, as well as a new seven-year testing period for modified endowment contract status. We can limit any increase in the Face Amount of your policy. (See “Description of the Policy—Additional Benefits Through Riders and Options” for details.)

Two Life Insurance Benefit Options

The policy offers different Life Insurance Benefit options that allow you to select the insurance plan that best meets your needs. These options allow you to determine how the Life Insurance Benefit will be calculated.

●	Option 1— a benefit equal to your policy’s Face Amount or a percentage of the Cash Value equal to the minimum necessary for your policy to qualify as life insurance under IRC Section 7702.

●	Option 2— a benefit that varies and equals the sum of your policy’s Face Amount and Cash Value or a percentage of the Cash Value equal to the minimum necessary for your policy to qualify as life insurance under IRC Section 7702.

    See “Policy Payment Information—Life Insurance Benefit Options” for details.

Automated Investment Features

There are six administrative options available to help you manage your policy’s Cash Value and to adjust the investment allocation to suit changing needs. These options are: Automatic Asset Rebalancing, Dollar-Cost Averaging, Dollar-Cost Averaging Plus, Dollar-Cost Averaging Extension, Expense Allocation, and Interest Sweep. See “Options Available at No Additional Charge” for details.

Optional Riders

The policy offers additional insurance coverage and other benefits through optional riders. Certain riders have costs associated with them. See “Additional Benefits through Riders and Options” for details.

Policyowner Support

As a policyowner, you have access to the following resources if you have questions about your insurance policy: (1) online service at www.newyorklife.com, a password-protected Internet website, (2) the IVR, an automated 24-hour call-in service, (3) toll-free telephone support through the VPSC, and (4) your registered representative. Certain service requests must be in writing and all must be in Good Order. Specific requirements applicable to any service request are described later in this prospectus.

A Highly-Rated Company

New York Life Insurance and Annuity Corporation (“NYLIAC”) is a subsidiary of New York Life Insurance Company (“NYLIC”). NYLIC has more than 170 years of experience in the offering of insurance products. NYLIAC is a highly-rated insurer. Ratings reflect only NYLIAC’s General Account, which are applicable to the Fixed Investment Options. Ratings are not applicable to the Investment Divisions, which are not guaranteed. NYLIAC’s obligations under the policy are subject to its claims-paying ability and financial strength, and are not backed or guaranteed by NYLIC.

Risks

Investment Risk

While a variable policy has the potential for a higher rate of return than a fixed rate policy, investment returns on the assets in the Separate Account may decline in value, and you can lose principal. Each Investment Division has its own investment objective and investment strategy. The performance of each will vary, and some Investment Divisions are riskier than others. We do not guarantee the investment performance of the Investment Divisions. Your premium and Cash Value allocation choices should be consistent with your personal investment objective and your risk tolerance.

Risk of Lapse (especially on minimally-funded policies)

Your policy can lapse even if you pay all of the planned premiums on time. When a policy lapses, it has no value, and no benefits are paid upon the death of the insured. You may also lose the principal invested. Note that termination and lapse have the same meaning and effect throughout this prospectus.

A policy that has a Cash Surrender Value just sufficient to cover Monthly Deduction Charges and other charges, or that is otherwise minimally funded, is less likely to maintain its Cash Surrender Value due to market fluctuation and other performance related risks. To continue to keep your policy in force when the Guarantee Period ends, premium payments significantly higher than the premium necessary to maintain the No Lapse Guarantee benefit may be required. In addition, by paying only the minimum required monthly premium for the No Lapse Guarantee, you may forego the opportunity to build up significant Cash Value in the policy. When initially determining the amount of your planned premium payments, you should consider funding your policy at a level that has the potential to maximize the investment opportunities within your policy and to minimize the risks associated with market fluctuations.

Potential for Increased Charges

The actual charges deducted are current charges on your policy. However, we have the right to increase those charges at any time up to the guaranteed maximum charges stated in your policy. (See “Table of Fees and Expenses” for more information.)

Risk of Lapse from Policy Loans

The larger a policy loan becomes relative to the policy’s Cash Surrender Value, the greater the risk that the policy’s Cash Surrender Value will not be sufficient to support the policy’s charges and expenses, including any loan interest due, and the greater the risk of the policy lapsing. Any loan interest payable on a policy anniversary that you do not pay will become part of the outstanding policy loan principal and will also accrue interest.

A loan, repaid or not, has a permanent effect on your Cash Value. The effect could be favorable if the Investment Divisions earn less than the interest rate credited on the loan amount in the Loan Account, or unfavorable, if the Investment Divisions earn more. The longer a loan is outstanding, the greater the effect on your Cash Value. If it is not repaid, the aggregate amount of the outstanding loan principal and any accrued interest will reduce the Life Insurance Proceeds that might otherwise be paid.

Unless your policy qualifies as a modified endowment contract, policy loans are not taxable. However, if loans taken, including unpaid loan interest, exceed the premiums paid, a policy surrender or lapse will result in a taxable event for you. If a policy is a modified endowment contract, a loan may result in taxable income and penalty taxes to you.

Tax Risks

The section of this prospectus entitled “Federal Income Tax Considerations” describes a number of tax issues that may arise in connection with the policy. These risks include: (1) the possibility that the IRS may interpret the rules that apply to variable universal life insurance contracts in a manner that could result in you being treated as the owner of your policy’s pro rata portion of the assets of the Separate Account; (2) the possibility that the IRS may take the position that the policy does not qualify as life insurance for tax purposes; (3) the possibility that, as a result of policy transactions, including the payment of premiums or increases or decreases in policy benefits, the policy may be treated as a modified endowment contract for federal income tax purposes, with special rules that apply to policy distributions, including loans; (4) in general, the possibility that the policy may not qualify as life insurance under the federal tax law after the insured becomes age 100 and that the owner may be subject to adverse tax consequences at that time; (5) whether and to what extent the Life Insurance Benefit may be received on a tax-free basis in the case of employer-owned life insurance contracts; and (6) the possibility that the IRS may treat a loan as a taxable distribution if there is no spread, or a very small spread, between the interest rate charged on the loan and the interest rate credited on the loaned amount.

Portfolio Risks

A discussion of the risks of allocating Cash Value to each of the Investment Divisions can be found in the corresponding Fund’s prospectus.

Charges for Policy Surrender/Decreases in Coverage

Surrender charges will apply during the Surrender Charge Period applicable to you. The policy is designed to be long-term life insurance coverage. It is not suitable as a short-term investment vehicle.

Potentially Harmful Transfer Activity

This policy is not designed as a vehicle for market timing. Accordingly, your ability to make transfers under the policy is subject to limitation if we determine, in our sole opinion, that the exercise of that privilege may disadvantage or potentially hurt the rights or interests of other policyowners. We have limitations and restrictions on transfer activity (see “Description of the Policy—Limits on Transfers” for more information). We cannot guarantee that these limitations and restrictions will be effective in detecting and preventing all transfer activity that could potentially disadvantage or hurt the rights or interests of other policyowners. Potentially harmful transfer activity could result in reduced performance results for one or more Investment Divisions, due to among other things:

●	portfolio management decisions driven by the need to maintain higher than normal liquidity or the inability to sustain an investment objective;

●	increased administrative and Fund brokerage expenses; and/or

●	dilution of the interests of long-term investors.

An underlying Fund portfolio may reject any order from us if it suspects potentially harmful transfer activity, thereby preventing us from implementing your request for a transfer. (See “Description of the Policy—Limits on Transfers” for more information on the risks of frequent trading.)

Credit Risk

NYLIAC’s obligations under the policy are subject to its claims-paying ability and financial strength, and are not backed or guaranteed by NYLIC.

Cybersecurity Risks

NYLIAC’s ability to administer the policy (and to keep policyowner information confidential) is subject to certain cybersecurity and cyber-attack risks that are common to all insurers and financial service providers. Our variable product business is highly dependent upon the effective operation of our computer systems (including the online service at www.newyorklife.com, the IVR, and other systems) and those of our business partners, such that our business is potentially susceptible to operational and information security risks resulting from a cyber-attack. These risks also apply to other insurance and financial services companies and businesses. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption, and unauthorized release of confidential customer (including policyowner and insured) information. Cyber-attacks affecting NYLIC, NYLIAC or any of their affiliates and other affiliated or unaffiliated third-party service providers may adversely affect us and your policy Cash Value. For instance, cyber-attacks may (i) interfere with our processing of policy transactions (including surrenders, withdrawals, loans, and transfers) and the processing of orders from online service requests at www.newyorklife.com, the IVR, or with the underlying funds; (ii) impact our ability to calculate accumulation unit values and policy’s Cash Values; (iii) cause the release and possible destruction of confidential customer or business information; and (iv) subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause us reputational damage. Cybersecurity risks may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your policy to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your policy due to cyber-attacks or information security breaches in the future.

TABLE OF FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the policy. This table describes the fees and expenses that you will pay when you make a premium payment, surrender the policy, transfer Cash Value between Investment Options, or exercise certain rider options.

TRANSACTION FEES

Charge	When Charge Is Deducted	Amount Deducted

Premium Expense Charge	When premium payment is applied	Guaranteed Maximum: 8.0% of premiums paid Current: 4.0% of premiums paid

Deferred Sales Charge • Surrender[1]	Surrender or lapse during the applicable Surrender Charge Period,[2] or Face Amount decreases within the applicable Surrender Charge Period	Guaranteed Maximum:[3] $47.00 per $1000 of Face Amount
Surrender Charges • Surrender Charge After Face Amount Increase[1]	Surrender or lapse during the Surrender Charge Period after the increase,[4] or Face Amount decreases within the Surrender Charge Period after the increase[4]

The calculation of the amount and applicable Surrender Charge Period for the Surrender Charge after a Face Amount increase willbegin on the effective date of that increase. See “Deferred Sales Charge” above.

Partial Surrender Fee	At time of partial surrender	Guaranteed Maximum: $25[5] Current: $0
Transfer Charge	At time of transfer	Guaranteed Maximum: $30 per transfer in excess of 12 transfers within a Policy Year Current: $0
Guaranteed Minimum Accumulation Benefit (GMAB) Cancellation Fee	When you cancel the GMAB Rider	Guaranteed Maximum: 2% of the Adjusted GMAB Account Value
Insurance Exchange Rider Payment	When you exercise the benefit	A payment may be required upon exercise depending upon the Cash Surrender Value of the existing and new policies at the time of exchange (one time).[6]
Living Benefits Rider Fee	When you exercise the benefit	$150 (one time)
Overloan Protection Rider Fee	When you exercise the benefit	Percentage of Policy Cash Value that varies by Attained Age of Insured (one time)

1	Exceptions to Surrender Charge. We will not deduct a surrender charge if:

• We cancel the policy (other than policy lapse);

• We pay proceeds upon the death of the insured;

• We pay a required Internal Revenue Service minimum distribution; or

• The policy is out of the Surrender Charge Period.

2	The Surrender Charge Period varies depending on the age of the insured at the time the policy is issued. See “Charges Associated with the Policy — Transaction Charges — Surrender Charges” for more information on the applicable Surrender Charge Period.
3	The Guaranteed Maximum charge illustrated above is for a Male, Age 80, Substandard Rating and a $50,000 Face Amount. The calculation of your surrender charges will vary depending on the age of the insured at the time the policy is issued. For Insureds age 0 to 75 at policy issue, your surrender charge will be the lesser of 50% of total premiums paid under the policy or a percentage of the Surrender Charge Premium applicable to the Policy Year. The percentage of the Surrender Charge Premium applicable by Policy Year is: 94% for Policy Year 1; 89% for Policy Year 2; 84% for Policy Year 3; 79% for Policy Year 4; 74% for Policy Year 5; 62% for Policy Year 6; 49% for Policy Year 7; 36% for Policy Year 8; 23% for Policy Year 9, 10% for Policy Year 10 and 0% for Policy Year 11 and beyond. For insureds age 76 or older at policy issue, the applicable percentages will differ. See “Charges Associated with the Policy — Transaction Charges — Surrender Charges” for more information on the calculation of Surrender Charges. The Surrender Charge Premium varies based on individual characteristics, such as gender, issue age, classification of the insured as smoker or non-smoker, and Policy Year. The charge shown may not be representative of what you will pay. To obtain more information about particular changes as they apply to your policy, please contact your registered representative. For a Face Amount decrease, the Surrender Charge is equal to the difference between (1) and (2), where (1) is the Surrender Charge calculated on the original Face Amount, and (2) is the Surrender Charge calculated on the new decreased Face Amount.
4	The Surrender Charge Period varies depending on the age of the insured at the time the Face Amount increase is requested. See “Charges Associated with the Policy — Transaction Charges — Surrender Charges” for more information on the applicable Surrender Charge Period.
5	The partial surrender fee is applied only in the event of a partial surrender. It is not charged upon a full surrender of the policy.
6

If the Cash Surrender Value of the new policy exceeds the Cash Surrender Value of the original policy, then a payment equal to 103% of the difference between these two values will be required. If the Cash Surrender Value of the new policy after the exchange is zero or lower, then a payment in an amount sufficient to keep the new policy in effect for two months following the date of exchange will be required. These payments will be treated as a premium payment and will be applied to your policy.

The table below describes the fees and expenses that you will pay periodically during the time that you own the policy, excluding the Fund’s fees and expenses.

PERIODIC CHARGES OTHER THAN FUNDS’ OPERATING EXPENSES

Charge	When Charge Is Deducted	Amount Deducted

Monthly Contract Charge	Monthly to Age 121	Guaranteed Maximum $15 per month Current: $10 per month
Monthly Cost of Insurance Charge[1,2]	Monthly to Age 121

Charge per month per $1000 of Net Amount at Risk

Guaranteed Maximum: $83.33

Minimum Guaranteed: $0.0067

Guaranteed Initial Charge for a Representative Insured (Male, Age 40, Preferred rating) for $250,000 of Face Amount: $0.11926

Monthly Mortality & Expense Risk Charge	Each Monthly Deduction Day	Guaranteed Maximum: 0.50% charged as an annual percentage of the Separate Account Value Current: 0.10% charged as an annual percentage of the Separate Account Value
Monthly Per Thousand of Face Amount Charge[1]	Monthly for the First 20 Years

Charge per $1000 of Face Amount[3]

Guaranteed Maximum: $2.40233

Minimum: $0.04186

Guaranteed Initial Charge for a Representative Insured (Male, Age 40, Preferred Rating) for $250,000 of Face Amount: $0.16645

(Initial Charge is based on the issue age, gender, class of risk and Face Amount at issue)

Loan Interest	Accrues daily and compounds annually (while loan balance is outstanding)[4]	Annual charge rate as percentage of the loan balance Guaranteed Maximum: 6% Current: 3%[5]
Riders Return of Premium (ROP) Rider	Monthly to Age 121	There is no separate fee for the ROP Rider. It is charged as part of the Monthly Cost of Insurance Charge (see above).[8]
Intermediate No Lapse Guarantee (INLG) Rider[6]	Monthly until rider expires	$0.01 per $1000 of policy Face Amount [7]
Spouse’s Paid-Up Insurance Purchase Option Rider	N/A	No Additional Charge
Guaranteed Insurability Rider (GIR)[1]	Monthly until rider expires	Charge per month per $1000 of GIR Face Amount Maximum: $0.46 Minimum: $0.04 Charge for a Representative Insured (Male, Age 40, Preferred Rating): $0.23 for the first Policy Year
Monthly Deduction Waiver Rider[1]	Monthly until rider expires

Charged as a percentage of Monthly Deduction Charges

Guaranteed Maximum: 231%

Minimum Guaranteed: 8%

Charge for a Representative insured: (Male, Age 40, Preferred Rating): 11% for the first Policy Year

Charge	When Charge Is Deducted	Amount Deducted
Accidental Death Benefit (ADB) Rider[1]	Monthly until rider expires	Charge per $1000 of ADB Face Amount Guaranteed Maximum: $0.45 Minimum Guaranteed: $0.05 Charge for a Representative Insured: (Male, Age 40, Preferred Rating): $0.06
Guaranteed Minimum Accumulation Benefit (GMAB) Rider	Monthly until rider expires	Guaranteed Maximum: Annual Rate of 1.50% of the Adjusted GMAB Account Value
Waiver of Specified Premium (WSP) Rider[1]	Monthly until rider expires	Charge per $1000 of WSP Amount Guaranteed Maximum: $217.50 Minimum Guaranteed: $26.00 Charge for a Representative Insured: (Male, Age 40, Preferred Rating): $53.00

1	This cost varies based on characteristics of the insured and the charge shown may not be representative of the charge you will pay. To obtain more information about particular cost of insurance and other charges as they apply to your policy, please contact your registered representative.

2	The cost of insurance shown here does not reflect any applicable Flat Extra charge, which may be imposed based on our underwriting. Even if a Flat Extra is imposed, your Cost of Insurance Charge will never exceed the Guaranteed Maximum Charge listed in the table above. For more information on Flat Extra charges, see the sections on “Definitions” and “Charges Associated with the Policy—Deductions from Cash Value—Monthly Cost of Insurance Charge.”

3	Current charges are reduced to $0 in Policy Years 11 and beyond for all risk classes.

4	Loan interest accrues daily but is not deducted from the policy’s Cash Value. Any loan interest not paid when due will become part of the policy loan will also accrue interest. See “When Loan Interest is Due” for additional information.

5	The current loan interest rate is reduced to 2.00% annually in Policy Years 11 and beyond.

6	This rider is not available with substandard ratings.

7	In addition to the charge listed above, you must make certain premium payments — the Monthly Intermediate No-Lapse Guarantee (INLG) Premium — into your policy to keep the rider in force. The amount of the Monthly INLG Premium varies by policy and is listed on your Rider Data Page and is subject to change if you modify your policy or attached riders. We perform an INLG Premium Test monthly to determine if you have made enough cumulative premium payments to keep the rider in effect. For further information on the Monthly INLG Premium, see “Termination and Reinstatement—No Lapse Guarantees—Rider-Based No Lapse Guarantee—Intermediate No-Lapse Guarantee (INLG) Rider.”

8	Although there is no separate fee for the Return of Premium (ROP) Rider, the Monthly Cost of Insurance Charge for a policyowner who elects Life Insurance Benefit Option 1 with the ROP Rider generally will be higher than it is for a policyowner who elects Life Insurance Benefit Option 1 without the ROP Rider. The ROP Rider is only available if you elect Life Insurance Benefit Option 1. For policyowners who have elected the ROP Rider, each Planned or Unplanned Premium payment made (up to the maximum amount specified in the Rider), will increase the policy’s Life Insurance Benefit, which will, in turn, increase the policy’s Net Amount at Risk. Because Cost of Insurance charges are calculated based on the Net Amount at Risk, any increase to the Net Amount at Risk will also increase the Monthly Cost of Insurance Charges. If the ROP Rider is not selected, the payment of premiums into the policy generally will decrease the Net Amount at Risk under Life Insurance Benefit Option 1. For this reason, a policyowner who selects the ROP Rider may pay higher Monthly Cost of Insurance Charges than he or she would pay without the Rider, depending on the amount of premiums paid into the policy. For more information on cost of insurance charges and the calculation of the Net Amount at Risk, see “Deductions from Cash Value—Monthly Cost of Insurance Charges.” For more information on the ROP Rider, see “Additional Benefits through Riders and Options—Return of Premium Rider.”

The next table shows the minimum and maximum total operating expenses deducted from Fund assets (before any fee waiver or expense reimbursement) during the year ended December 31, 2017. Fund expenses may be higher or lower in the future. More information concerning each underlying Fund’s fees and expenses is contained in the prospectus for each Fund.

Funds’ Annual Operating Expenses (expenses that are deducted from Fund assets)[1]
	Minimum	Maximum
Total Annual Fund Companies’ Operating Expenses[2]	0.19%	1.38%

(1)  Expressed as a percentage of average net assets for the fiscal year ended December 31, 2017. This information is provided by the Funds and their agents. The information is based on 2017 expenses. We have not verified the accuracy of the information provided by Funds that are not affiliated with us.

(2)  Expenses that are deducted from Fund Company assets, including management fees, distribution (12b-1) fees, service fees, and other expenses.

DEFINITIONS

1933 Act: The Securities Act of 1933, as amended.

1940 Act: The Investment Company Act of 1940, as amended.

AAR: Automatic Asset Rebalancing.

Asset Allocation Model: A model portfolio comprised of Investment Divisions of the Separate Account. The model portfolio is designed by QS Investors, LLC and based primarily on investment risk.

Available Cash Value: The Cash Value less any unpaid loans and accrued loan interest. Any Monthly Deduction Charges in excess of this amount will be deferred under the No Lapse Guarantee or waived under the Intermediate No Lapse Guarantee Rider. See “Termination and Reinstatement—No Lapse Guarantee” and “Description of the Policy—Additional Benefits Through Riders and Options—Intermediate No-Lapse Guarantee (INLG) Rider” for more information.

Business Day: Any day on which the New York Stock Exchange is open for regular trading. Our Business Day ends at 4:00 p.m. Eastern Time or the closing of regular trading on the New York Stock Exchange, if earlier. (Each Business Day is a Valuation Day).

Cash Surrender Value: The Cash Value, less any surrender charges that may apply, less any outstanding loans and accrued loan interest. This is the amount we will pay you if you surrender your policy. See “Surrenders” for more information.

Cash Value: The total value of your policy’s accumulation units in the Separate Account Value, plus any amount in the Fixed Account, DCA Plus Account, DCA Extension Account and the Loan Account.

Cash Value Accumulation Test (“CVAT”): An IRS test to determine whether a policy can be considered life insurance. See “Policy Payment Information-Life Insurance Benefit Options” for more information.

Dollar-Cost Averaging (“DCA”) Accounts: The DCA Plus Account and the DCA Extension Account. The DCA Accounts are supported by the assets in the NYLIAC’s General Account. Although the DCA Accounts are considered Fixed Investment Options, they are not part of the Fixed Account.

Dollar-Cost Averaging Extension (“DCA Extension”) Account: The dollar-cost averaging account used specifically for the DCA Extension Program. The amount in the DCA Extension Account earns interest at a rate which we declare periodically, but which will never be less than the Guaranteed Minimum Interest Rate. Interest accrues and is credited daily.

Dollar-Cost Averaging Plus (“DCA Plus”) Account: The 12-month dollar-cost averaging account used specifically for the DCA Plus Program. The amount in the DCA Plus Account earns interest at a rate which we declare periodically, but which will never be less than the Guaranteed Minimum Interest Rate. Interest accrues and is credited daily.

Eligible Portfolios (“Portfolios”): The mutual fund portfolios of the Funds that are available for investment through the Investment Divisions of the Separate Account.

Face Amount: The dollar amount of life insurance under the policy as selected by the policyowner. It equals the initial face amount shown on the Policy Specifications Page, plus or minus any changes made to the initial face amount.

FINRA: The Financial Industry Regulatory Authority, Inc.

Fixed Account: An account we credit with a fixed interest rate that we declare periodically in advance, in our sole discretion. This rate can change, but will never be less than the Guaranteed Minimum Interest Rate. The Fixed Account is supported by assets in NYLIAC’s General Account. The amount in the Fixed Account earns interest which accrues and is credited on a daily basis.

Fixed Investment Options: The Fixed Investment Options consist of the Fixed Account, the DCA Plus Account and the DCA Extension Account. Fixed Investment Options are part of NYLIAC’s General Account.

Flat Extra: An additional charge that may be assessed and added to the Monthly Cost of Insurance Charge to cover an additional risk on the Insured. If applicable, the amount and duration of any Flat Extra will be displayed under the Table of Guaranteed Maximum Monthly Cost of Insurance Rates shown on your Policy Specifications Pages.

Fund: An open-end management investment company.

General Account: An account representing all of NYLIAC’s assets, liabilities, capital and surplus, income, gains, or losses that are not included in the Separate Account or any other separate account. These assets are subject to the claims of our general creditors. We allocate any Net Premium payments you make prior to the Initial Premium Transfer Date to this account.

GMAB Allocation Alternatives: The Investment Options currently available with the GMAB Rider as listed in “Description of the Policy—Additional Benefits Through Riders and Options—Guaranteed Minimum Accumulation Benefit Rider—Rider Eligibility and Investment Restrictions.”

GMAB Investment Divisions: The Investment Divisions currently available as GMAB Allocation Alternatives.

Good Order: A request or transaction is in “Good Order” if it complies with our administrative procedures, and the required information is complete and correct. This means the actual receipt by us of your request and any instructions related to the request in writing (or, if permitted, by telephone or electronic means), along with all forms, and any other information or documentation necessary to complete the transaction. We may, in our sole discretion, determine whether any particular request or transaction is in Good Order. We may reject or delay a request or transaction if the information needed is not in Good Order. If you have any questions, you should contact us or your registered representative before submitting a form or request.

Guaranteed Minimum Interest Rate (“GMIR”): The guaranteed minimum interest crediting rate, which will never be less than 2%.

Guarantee Period: The period of time during which the No Lapse Guarantee is in effect. This period of time varies depending on the issue age of the insured. Please see “Termination and Reinstatement—No Lapse Guarantees” for more information.

Guideline Premium Test (“GPT”): An IRS test to determine whether a policy can be considered life insurance. See “Policy Payment Information—Life Insurance Benefit Options” for more information.

Initial Premium Transfer Date: The date on which initial Net Premiums and any accumulated interest is transferred from the General Account to the Investment Divisions, the Fixed Account, and/or the DCA Plus Account. The Initial Premium Transfer Date is generally the later of the Issue Date and the date we receive the full initial premium payment in Good Order.

INLG Premium Test: A test we perform every month to determine if you have made enough cumulative premium payments to keep the INLG Rider in effect. For further details on the Test, see the section on “Termination and Reinstatement—No Lapse Guarantees—Rider Based No Lapse Guarantee.”

INLG Required Premium: An amount equal to, on any Monthly Deduction Day, the cumulative sum of all Monthly INLG Premiums from the Policy Date up to that Monthly Deduction Day (except for periods when the rider has been placed on an inactive status).

Investment Division: A division of the Separate Account. Each Investment Division invests exclusively in shares of a specified Eligible Portfolio.

Investment Options: Policy investment options that consist of the Investment Divisions, the Fixed Account, the DCA Plus Account, and the DCA Extension Account.

IRC: Internal Revenue Code of 1986, as amended.

IRS: The Internal Revenue Service.

Issue Date: The date we issue the policy as specified on the Policy Specifications Page.

IVR: The Interactive Voice Response System, an automated 24-hour call-in service. You may contact the IVR toll-free by calling 1-800-598-2019. See “Management and Organization—How to Reach Us for Policy Services” for more information.

Life Insurance Benefit: The benefit calculated under the Life Insurance Benefit Option you have chosen.

Life Insurance Proceeds: The benefit we will pay to your beneficiary when we receive proof that the insured died while the policy is in effect. It is equal to the Life Insurance Benefit, plus any additional benefits under any riders you have chosen, minus any outstanding loans (including any accrued loan interest).

Loan Account: The Loan Account reflects that part of your Cash Value that has been transferred from the Investment Options as collateral for policy loans.

Maximum Persistency Credit Percentage: The maximum percentage we will apply to your Cash Value on an annual basis if a persistency credit is paid. If paid, the actual percentage paid may be lower than the Maximum Persistency Credit Percentage.

Monthly Contract Charge: A monthly charge that is deducted from the Cash Value of your Policy for the costs of providing certain administrative services, including premium collection, record-keeping, processing claims, and communicating with Owners.

Monthly Cost of Insurance Charge: A monthly charge that is deducted from the Cash Value of your Policy for the costs of providing a Life Insurance Benefit.

Monthly Deduction Charges: The Monthly Contract Charge, the Monthly Cost of Insurance Charge, the Monthly Mortality and Expense Risk Charge, the Monthly Per Thousand of Face Amount Charge, and any applicable monthly rider charges deducted from your policy’s Cash Value.

Monthly Deduction Day: The date that we deduct your Monthly Contract Charge, the Monthly Cost of Insurance Charge, the Monthly Mortality and Expense Risk Charge, the Monthly Per Thousand of Face Amount Charge, and any applicable monthly rider charges from your policy’s Cash Value. The first Monthly Deduction Day will be the first monthly anniversary of the Policy Date on or following the later of the Issue Date and the date we receive the full initial premium payment in Good Order.

Monthly INLG Premium: An amount listed on the Data Page for the INLG Rider. Although this premium is expressed as a monthly premium, you do not need to pay it on a monthly basis as long as you pay a sufficient amount to pass the INLG Premium Test. The Monthly INLG Premium is recalculated based on any change in coverage, such as a Face Amount increase or decrease made under the policy (including those arising from a partial surrender) and any applicable riders, adding or deleting a rider, and/or a change in class of risk.

Monthly Mortality and Expense Risk Charge: A monthly charge that is assessed to cover the risk that the group of lives we have insured under our policies will not live as long as we expect (mortality risk); and the risk that the cost of issuing and administering the policies will be greater than we have estimated (expense risk).

Monthly Per Thousand of Face Amount Charge: A monthly charge that is based on the Insured’s class of risk, gender, Issue Age, policy duration and Face Amount.

Net Amount at Risk: The difference between (i) the Life Insurance Benefit divided by 1.0032737, and (ii) the policy’s Cash Value. See “Deductions From Cash Value—Monthly Cost of Insurance Charge” for more information.

Net Premium: The balance of a premium payment after the Premium Expense Charge has been deducted.

No Lapse Guarantee Minimum Monthly Premium: An amount listed on the Policy Specifications Page. Although this premium is expressed as a monthly premium, you do not need to pay it on a monthly basis. The No Lapse Guarantee Minimum Monthly Premium is recalculated based on any change in coverage, such as a Face Amount Increase or Decrease made under the policy and any applicable riders, adding or deleting a rider, and/or a change in class of risk.

No Lapse Guarantee Required Premium: An amount equal to, on any Monthly Deduction Day, the cumulative sum of all No Lapse Guarantee Minimum Monthly Premiums from the Policy Date up to that Monthly Deduction Day.

Non-Qualified Policy: A variable universal life insurance policy that is not a Qualified Policy.

NYLIAC: New York Life Insurance and Annuity Corporation.

NYLIC: New York Life Insurance Company.

NYLIFE Distributors: NYLIFE Distributors, LLC.

NYLIFE Securities: NYLIFE Securities, LLC.

PIN: A Personal Identification Number.

Policy Specifications Page: The policy pages that provide information regarding your policy, such as policy Face Amount, premiums due and policy charges. May also be referred to as “Policy Data Pages” in riders or endorsements attached to your policy.

Policy Date: The date we use as the starting point for determining Policy Years and Monthly Deduction Days. You can find your Policy Date on the Policy Specifications Page.

Policy Year: The twelve-month period starting on the Policy Date, and each twelve-month period thereafter.

Qualified Plan: An employee benefit plan that is intended to qualify for special federal income tax treatment under Section 401(a) of the IRC.

Qualified Policy: A variable universal life insurance policy owned by a Qualified Plan.

SEC: The Securities and Exchange Commission.

Separate Account: NYLIAC Variable Universal Life Separate Account-I, a segregated asset account NYLIAC established to receive and invest Net Premiums that are allocated to the Investment Divisions. The Separate Account is divided into subaccounts that correspond to the Investment Divisions.

Separate Account Value: An amount equal to the Cash Value allocated to the Separate Account.

Surrender Charge Premium: The amount we use to calculate surrender charges, as set forth on the Policy Specifications Page.

Surrender Charge Period: The period of time during which we will assess a surrender charge. This period of time varies depending on the issue age of the insured. See “Transaction Charges – Surrender Charges” for more information.

VPSC: The Variable Products Service Center. You may contact the VPSC toll-free by calling 1-800-598-2019, or by sending correspondence to the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing). See “Management and Organization—How to Reach Us for Policy Services” for more information.

www.newyorklife.com: “My Account” on www.newyorklife.com provides up-to-date information through the Internet. See “Management and Organization—How to Reach Us for Policy Services” for more information.

MANAGEMENT AND ORGANIZATION

INSURER

New York Life Insurance and Annuity Corporation

(a wholly-owned subsidiary of New York Life Insurance Company)

51 Madison Avenue

New York, NY 10010

YOUR POLICY

The policy is offered by NYLIAC. Net Premiums allocated to the Investment Divisions are invested in NYLIAC Variable Universal Life Separate Account-I (the “Separate Account”), which has been in existence since June 4, 1993. The policy offers (1) life insurance protection, (2) a choice of Life Insurance Benefit options, (3) flexible premium payments where you decide the timing and amount of each payment, (4) the ability to increase or decrease the policy’s Face Amount (within certain limits), (5) access to the policy’s Cash Surrender Value through loans and partial surrenders, and (6) the ability to invest in up to 21 Investment Options—including the Investment Divisions, the Fixed Account and/or the DCA Accounts. For your convenience, you may also allocate your policy Cash Value to one of five Asset Allocation Models at no extra charge.

The policies are variable. This means that the Cash Value will fluctuate based on the investment experience of the Investment Divisions you select. The interest credited on the money allocated to the Fixed Account and the DCA Accounts may also vary. NYLIAC does not guarantee the investment performance of the Separate Account or of the Eligible Portfolios. You bear the entire investment risk with respect to amounts allocated to the Investment Divisions of the Separate Account. Each Investment Division has its own investment objective and investment strategy. As a consequence, some Investment Divisions are riskier than others. We offer no assurance that the investment objectives of the Investment Divisions will be achieved. Accordingly, amounts allocated to the Investment Divisions of the Separate Account are subject to the risks inherent in the securities markets and, specifically, to price fluctuations in the Eligible Portfolios’ investments.

State Variations

Certain provisions of the policies may differ from the general description in this prospectus, and certain riders and options may not be available because of legal requirements or restrictions in your state. The material state variations are specified in the “State Variations” appendix to this prospectus. All state variations will be included in your policy, or in riders or endorsements attached to your policy. Please contact your registered representative or us for specific information that may be applicable to your state. (See “State Variations and Rider Availability” for details.)

ABOUT THE S EPARATE ACCOUNT

NYLIAC Variable Universal Life Separate Account-I is a segregated asset account that NYLIAC established to receive and invest your Net Premiums. NYLIAC established the Separate Account on June 4, 1993 under the laws of the State of Delaware, in accordance with resolutions set forth by NYLIAC’s Board of Directors. The Separate Account is registered as a unit investment trust with the SEC under the 1940 Act. This registration does not mean that the SEC supervises the management, investment practices, or policies of the Separate Account.

Although the assets of the Separate Account belong to NYLIAC, these assets are held separately from the other assets of NYLIAC, and under applicable insurance law cannot be charged for liabilities incurred in any other business operations of NYLIAC (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of the Separate Account). These assets are not subject to the claims of our general creditors. The income, capital gains, and capital losses incurred on the assets of the Separate Account are credited to or are charged against the assets of the Separate Account without regard to income, capital gains, and capital losses arising out of any other business NYLIAC may conduct. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of NYLIAC’s Fixed Account, DCA Accounts, or any other separate account of NYLIAC.

The Separate Account currently includes the 68 Investment Divisions available under the policy. On the Initial Premium Transfer Date, Net Premium payments allocated to the Investment Divisions are invested exclusively in the corresponding Eligible Portfolios of the Funds.

O UR RIGHTS

We may take certain actions relating to our operations and the operations of the Separate Account. We will take these actions in accordance with applicable laws, including obtaining any required approval of the SEC and any other required regulatory approvals. If necessary, we will seek approval of our policyowners.

Specifically, we reserve the right to:

●	add, close, substitute, or remove any Investment Division (and the shares of an associated Eligible Portfolio);

●	create new separate accounts;

●	combine the Separate Account with one or more other separate accounts;

●	operate the Separate Account as a management investment company under the 1940 Act or in any other form permitted by law;

●	deregister the Separate Account under the 1940 Act;

●	manage the Separate Account under the direction of a committee or discharge such committee at any time;

●	transfer the assets of the Separate Account to one or more other separate accounts;

●	restrict or eliminate any of the voting rights of policyowners or other persons who have voting rights as to the Separate Account, in accordance with applicable law; and

●	change the name of the Separate Account.

We may remove an Investment Division if the shares of an Eligible Portfolio are no longer available for investment or if we, in our sole discretion, decide that investment in an Eligible Portfolio is inappropriate given the purposes of the Separate Account. A new Eligible Portfolio may have higher fees and charges than the one it replaces. We will not substitute shares attributable to your interest in an Investment Division until you have been notified of the change, as required by the 1940 Act and we have obtained any necessary regulatory approvals. We may also add new Investment Divisions and/or close one or more Investment Divisions when marketing, tax, investment, or other conditions make it appropriate. We may decide whether or not the new Investment Divisions should be made available to existing policyowners. If we make a substitution or change to the Investment Divisions, we may change your policy to reflect such substitution or change.

THE FIXED ACCOUNT AND THE DCA ACCOUNTS

The Fixed Account and the DCA Accounts are supported by the assets in our General Account, which includes all of our assets except those assets specifically allocated to our various separate accounts. These assets are subject to the claims of our general creditors. We can invest the assets of the Fixed Account and DCA Accounts however we choose, within limits. Your interest in the Fixed Account and DCA Accounts is not registered under the 1933 Act, and the Fixed Account and DCA Accounts are not registered as investment companies under the 1940 Act. Therefore, generally you do not have the benefits and protections of these statutes for amounts allocated to the Fixed Account or the DCA Accounts.

HOW TO REACH US FOR POLICY SERVICES

You can reach us by mail, by telephone or via the Internet.

•	Written Service Requests

Certain service requests are required to be in writing and all must be in Good Order. All written service requests must be sent to us at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing). We do not currently accept faxed or e-mailed service requests, however we reserve the right to accept them at our discretion.

All NYLIAC requirements must be met in order for us to deem your request in Good Order and process it. Please review all service request forms carefully and provide all required information as applicable to the transaction. If your request is not in Good Order, we will not be able to process your service request. We will make every reasonable attempt to notify you of this situation. It is important that you inform NYLIAC of an address change so that you can receive important statements.

•	Telephone Service Requests

For telephonic requests, or if you wish to speak to a Customer Service Representative, you can reach us by phone on our toll-free number (1-800-598-2019).

•	Online Service Requests

Certain service requests may be made online through “My Account” on www.newyorklife.com. For online requests, you may access “My Account” at www.newyorklife.com and enter your user name and password.

●	www.newyorklife.com and Interactive Voice Response (IVR) System

You can get up-to-date information about your policy and request transfers and allocation changes online at www.newyorklife.com and through the IVR. Requests for loans can also be made through the IVR. Policies that are jointly owned may not request transactions through www.newyorklife.com or through the IVR. We may revoke online service and the IVR privileges for certain policyowners (See “Description of the Policy—Limits on Transfers”).

To enable you to access the IVR, you will automatically receive a PIN. Along with your Social Security number, the PIN will give you access to the IVR using the toll-free number, 1-800-598-2019. You should protect your PIN and your Social Security Number because our self-service options will be available to anyone who provides your Social Security Number and your PIN. We will not be able to verify that the person providing electronic service instructions via the IVR is you or is authorized by you.

In order to obtain policy information online at www.newyorklife.com, you are required to register for access. Visit www.newyorklife.com, click on “My Account” and then click the “Register Now” button to enroll. You will be required to register a unique User Name and Password to gain access. In a safe and secure environment, you can, among other things, access policy values, change your address, download service forms, view policy statements, and submit policy transactions.

We will use reasonable procedures to make sure that the instructions we receive through www.newyorklife.com and the IVR are genuine. We are not responsible for any loss, cost, or expense for any actions we take based on instructions received through the IVR or online at www.newyorklife.com that we believe are genuine. We will confirm all transactions in writing.

Transfers, allocation changes, and loan requests received after 4:00 p.m. (Eastern Time) on a Business Day, or on a non-Business Day, will be priced as of the next Business Day.

We make online service at www.newyorklife.com and the IVR available at our discretion. In addition, availability of online service or the IVR may be interrupted temporarily at certain times. We do not assume responsibility for any loss if service should become unavailable. If you are experiencing problems, you can send service requests to us at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing).

●	Online Service at www.newyorklife.com

Online service at www.newyorklife.com is available Monday through Friday, from 6:00 a.m. to 4:00 a.m., Saturdays from 6:00 a.m. to 2:00 a.m., and Sundays from 7:00 a.m. to 1:00 a.m. (Eastern Time).

By clicking on “My Account” at www.newyorklife.com you can:

•	e-mail your registered representative or the VPSC;

•	view and download statements;

•	obtain current policy values;

•	transfer assets between Investment Options;

•	change the allocation of future premium payments;

•	select an Asset Allocation Model;

•	change your address;

•	obtain service forms;

•	reset your password;

•	change your phone number or email address;

•	view, update and change revocable beneficiary information;

•	change bank account information for existing Check-O-Matic arrangements;

•	modify an existing Automatic Asset Rebalancing arrangement;

•	update your Investor Profile; and

•	sign up to receive future prospectuses, policyowner annual and semi-annual reports, quarterly policy summaries and federal tax forms for your policy. Electronic delivery is not available for policies that are owned by corporations, trusts, or organizations at this time.

●	IVR

The IVR is available at our toll-free number (1-800-598-2019) 24 hours a day, seven days a week.

The IVR enables you to:

•	obtain current policy values;

•	transfer assets between Investment Options;

•	change the allocation of future premium payments;

•	request a loan on your policy; and

•	speak with one of our Customer Service Representatives on any Business Day, Monday through Friday from 9:00 a.m. to 6:00 p.m. (Eastern Time). We record all calls with Customer Service Representatives.

By sending a Telephone Request Form in Good Order to the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing), you can authorize a third party, including a joint policyowner, to access your policy information and make fund transfers, allocation changes, and other permitted transactions on your behalf through a Customer Service Representative. The Customer Service Representative will require certain identifying information (e.g., Social Security Number, address of record, date of birth) before taking any requests or providing any information to ensure that the individual giving instructions is authorized.

NYLIAC does not permit current or former registered representatives to obtain authorization to effect policy transactions or access policy information through the Telephone Request Form.

Registered Representative Actions

You may authorize us to accept electronic instructions from your registered representative or the registered service assistant assigned to your policy to make premium allocations, transfers among Investment Options, Automatic Asset Rebalancing (AAR) updates (if applicable), and changes to your investment objective and/or risk tolerance. Your AAR will be cancelled if a premium allocation change or fund transfer is submitted on your behalf and the AAR is not also modified at the time to be consistent with your fund transfer and premium allocation changes.

To authorize a registered representative or registered service assistant assigned to your policy to make premium allocations and transfers, you must send a completed Trading Authorization Form in Good Order to the VPSC at one of the addresses noted on the first page of this prospectus (or any other address we indicate to you in writing). We may revoke or deny Trading Authorization privileges for certain policyowners (See “Description of the Policy—Limits on Transfers”). Trading Authorization may be elected, changed or cancelled at any time. We will confirm all transactions in writing. Not all transactions are available on the Internet.

NYLIAC is not liable for any loss, cost or expense for acting on instructions which are believed to be genuine in accordance with our procedures. As these parties act on your behalf, you are responsible for and bear the consequences of their instructions and actions, including limits on transfers.

We may choose to accept forms you have completed that your registered representative or your local General Office transmits to us electronically via our internal secured network. For information on how to initiate a transfer between Investment Divisions, or request a partial surrender, please refer to the sections titled “Transfers Among Investment Divisions, the Fixed Account and the DCA Accounts” or “Partial Surrenders” in this prospectus. We do not currently accept faxed or e-mailed requests for transactions affecting your investments under the policy, but reserve the right to accept them at our discretion.

FUNDS AND ELIGIBLE PORTFOLIOS

The assets of each Eligible Portfolio are separate from the others and each such Portfolio has different investment objectives and policies. As a result, each Eligible Portfolio operates as a separate investment fund and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio. You can make or lose money in any of the Investment Divisions. Portfolios described in this prospectus are different from portfolios that may have similar names but are available directly to the general public. The funds available directly to the general public may have the same adviser, same name, same investment objectives and policies, and substantially similar portfolio securities, but the investment performance may not be the same. The Fund’s prospectus should be read carefully before any decision is made concerning the allocation of Net Premium payments to an Investment Division corresponding to a particular Eligible Portfolio.

We offer no assurance that any of the Eligible Portfolios will attain their respective stated investment objectives.

The Funds’ shares may be available to certain other separate accounts we use to fund our variable annuity contracts offered by NYLIAC. This is called “mixed funding.” The Funds’ shares may also be available to separate accounts of insurance companies that are not affiliated with NYLIAC and, in certain instances, to Qualified Policies. This is called “shared funding.” Although we do not anticipate that any difficulties will result from mixed and shared funding, it is possible that differences in tax treatment and other considerations may cause the interests of owners of various contracts participating in the Funds to be in conflict. The Board of Directors/Trustees of each Fund, the Funds’ investment advisers, and NYLIAC are required to monitor events to identify any material conflicts that arise from the use of the Funds for mixed and shared funding. In the event of a material conflict, we could be required to withdraw from an Eligible Portfolio. For more information about the risks of mixed and shared funding, please refer to the relevant Fund prospectus.

The Funds and Eligible Portfolios offered though this product are selected by NYLIAC based on several criteria, including asset class coverage, the strength of the manager’s reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. An affiliate of NYLIAC—New York Life Investment Management LLC—manages the MainStay VP Funds Trust and that was a factor in its selection.

We also receive payments or compensation from the Funds or their investment advisors, or from other service providers of the Funds (who may be affiliates of NYLIAC) in connection with administration, distribution and other services that we provide with respect to the Eligible Portfolios and their availability through the policies. These payments may be derived, in whole or in part, from the advisory fee charged by the Fund and deducted from Fund assets and/or from “Rule 12b-1” fees deducted from Fund assets. These payments are also a factor in our selection of Funds and Eligible Portfolios. NYLIAC may use these payments for any corporate purpose, including payment of expenses that NYLIAC and/or its affiliates incur in promoting, marketing and administering the Policies, and in its role as an intermediary of the Funds. Policyowners, through their indirect investment in the Funds, bear the costs of these advisory and 12b-1 fees.

The amounts we receive may be substantial, may vary by Eligible Portfolio, and may depend on how much policy value is invested in the particular Eligible Portfolio or Fund. NYLIAC and its affiliates may profit from these payments. Currently, we receive payments or revenue under various arrangements in amounts up to 0.35% annually of the aggregate net asset value of the shares of some of the Eligible Portfolios held by the Investment Divisions. We also receive compensation under various distribution services arrangements in amounts up to 0.25% annually of the aggregate net asset value of the shares of some of the Eligible Portfolios held by the Investment Divisions. The compensation that your registered representative receives remains the same regardless of which Investment Divisions you choose or the particular arrangements applicable to those Investment Divisions.

The Portfolios of each Fund, along with their advisors and investment objectives, are listed in the following table. For more information about each of these Portfolios, please read the Fund prospectuses. You should also read a Fund’s prospectus carefully before making any decision about allocating premium payments or a portion of your policy’s Cash Value to an Investment Division corresponding to a particular Portfolio. Please contact us at 1-800-598-2019, or contact your registered representative, if you would like to obtain any of the underlying Fund prospectuses.

Funds and Eligible Portfolios	Investment Adviser	Investment Objectives
MainStay VP Funds Trust: MainStay VP Balanced—Initial Class	New York Life Investment Management LLC (or “New York Life Investments”)* Subadvisers: NYL Investors LLC (“NYLI”) and MacKay Shields LLC (“MacKay”)*	• Seeks total return.
MainStay VP Bond—Initial Class	New York Life Investments Subadviser: NYLI	• Seeks total return.
MainStay VP Conservative Allocation—Initial Class	New York Life Investments	• Seeks current income and, secondarily, long-term growth of capital.
MainStay VP Cushing® Renaissance Advantage—Initial Class	New York Life Investments Subadviser: Cushing® Asset Management, LP (“Cushing®”)*	• Seeks total return.
MainStay VP Eagle Small Cap Growth—Initial Class	New York Life Investments Subadviser: Eagle Asset Management, Inc.	• Seeks long-term capital appreciation.
MainStay VP Epoch U.S. Equity Yield—Initial Class	New York Life Investments Subadviser: Epoch Investment Partners, Inc. (“Epoch”)	• Seeks current income and capital appreciation.
MainStay VP Epoch U.S. Small Cap—Initial Class	New York Life Investments Subadviser: Epoch	• Seeks long-term capital appreciation by investing primarily in securities of small-cap companies.
MainStay VP Floating Rate—Initial Class	New York Life Investments Subadviser: NYLI	• Seeks high current income.

Funds and Eligible Portfolios	Investment Adviser	Investment Objectives
MainStay VP Growth Allocation—Initial Class	New York Life Investments	• Seeks long-term growth of capital.
MainStay VP Income Builder—Initial Class	New York Life Investments Subadvisers: Epoch and MacKay	• Seeks current income consistent with reasonable opportunity for future growth of capital and income.
MainStay VP Indexed Bond—Initial Class	New York Life Investments Subadviser: NYLI	• Seeks investment results that correspond to the total return performance of fixed-income securities in the aggregate, as represented by the Fund’s primary benchmark index.
MainStay VP Janus Henderson Balanced—Initial Class	New York Life Investments Subadviser: Janus Capital Management LLC	• Seeks long-term capital growth, consistent with preservation of capital and balanced current income.
MainStay VP Large Cap Growth—Initial Class	New York Life Investments Subadviser: Winslow Capital Management, Inc.	• Seeks long-term growth of capital.
MainStay VP MacKay Common Stock—Initial Class	New York Life Investments Subadviser: MacKay	• Seeks long-term growth of capital.
MainStay VP MacKay Convertible—Initial Class	New York Life Investments Subadviser: MacKay	• Seeks capital appreciation together with current income.
MainStay VP MacKay Government—Initial Class	New York Life Investments Subadviser: MacKay	• Seeks current income.
MainStay VP MacKay High Yield Corporate Bond—Initial Class	New York Life Investments Subadviser: MacKay	• Seeks maximum current income through investment in a diversified portfolio of high-yield debt securities. Capital appreciation is a secondary objective.
MainStay VP MacKay International Equity —Initial Class	New York Life Investments Subadviser: MacKay	• Seeks long-term growth of capital.
MainStay VP MacKay Mid Cap Core—Initial Class	New York Life Investments Subadviser: MacKay	• Seeks long-term growth of capital.
MainStay VP MacKay S&P 500 Index—Initial Class	New York Life Investments Subadviser: MacKay	• Seeks investment results that correspond to the total return performance (reflecting reinvestment of dividends) of common stocks in the aggregate as represented by the S&P 500® Index.
MainStay VP MacKay Small Cap Core—Initial Class	New York Life Investments Subadviser: MacKay	• Seeks long-term growth of capital.
MainStay VP MacKay Unconstrained Bond—Initial Class	New York Life Investments Subadviser: MacKay	• Seeks total return by investing primarily in domestic and foreign debt securities.
MainStay VP MFS® Utilities—Initial Class	New York Life Investments Subadviser: Massachusetts Financial Services Company (“MFS”)	• Seeks total return.
MainStay VP Moderate Allocation—Initial Class	New York Life Investments	• Seeks long-term growth of capital, and secondarily, current income.
MainStay VP Moderate Growth Allocation—Initial Class	New York Life Investments	• Seeks long-term growth of capital, and secondarily, current income.
MainStay VP PIMCO Real Return—Initial Class	New York Life Investments Subadviser: Pacific Investment Management Company LLC	• Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
MainStay VP U.S. Government Money Market—Initial Class	New York Life Investments Subadviser: NYLI	• Seeks a high level of current income while preserving capital and maintaining liquidity.
MainStay VP VanEck Global Hard Assets—Initial Class	New York Life Investments Subadviser: Van Eck Associates Corporation	• Seeks long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.
AB® Variable Products Series Fund, Inc.: AB® VPS Small/Mid Cap Value Portfolio— Class A	AllianceBernstein L.P.	• Seeks long-term growth of capital.

Funds and Eligible Portfolios	Investment Adviser	Investment Objectives
AIM Variable Insurance Funds (Invesco Variable Insurance Funds): Invesco V.I. American Value Fund—Series I Shares	Invesco Advisers, Inc.	• Seeks above-average total return over a market cycle of three to five years by investing in common stocks and other equity securities.
Invesco V.I. International Growth Fund—Series I Shares	Invesco Advisers, Inc.	• Seeks long-term growth of capital.
American Funds Insurance Series®: American Funds IS Asset Allocation Fund—Class 2	Capital Research and Management CompanySM	• Seeks high total return (including income and capital gains) consistent with preservation of capital over the long term.
American Funds IS Blue Chip Income and Growth —Class 2	Capital Research and Management CompanySM	• Seeks to produce income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing.
American Funds IS Global Small Capitalization Fund—Class 2	Capital Research and Management CompanySM	• Seeks long-term growth of capital.
American Funds IS Growth Fund—Class 2	Capital Research and Management CompanySM	• Seeks to provide growth of capital.
American Funds IS New World Fund®—Class 2	Capital Research and Management CompanySM	• Seeks long-term capital appreciation.
BlackRock® Variable Series Funds, Inc.: BlackRock® Global Allocation V.I. Fund—Class I	BlackRock Advisors, LLC	• Seeks high total investment return.
BlackRock® High Yield V.I. Fund—Class I	BlackRock Advisors, LLC	• Seeks to maximize total return, consistent with income generation and prudent investment management.
Columbia Funds Variable Series Trust II: Columbia Variable Portfolio—Commodity Strategy Fund—Class 1	Columbia Management Investment Advisers, LLC Subadviser: Threadneedle International Limited	• Seeks to provide shareholders with total return.
Columbia Variable Portfolio—Emerging Markets Bond Fund—Class 1	Columbia Management Investment Advisers, LLC	• Seeks to provide shareholders with high total return through current income, and secondarily, through capital appreciation.
Delaware VIP® Trust: Delaware VIP® Emerging Markets Series—Standard Class	Delaware Management Company	• Seeks long-term capital appreciation.
Delaware VIP® Small Cap Value Series—Standard Class	Delaware Management Company	• Seeks capital appreciation.
Deutsche Investments VIT Funds: Deutsche Small Cap Index VIP—Class A	Deutsche Investment Management Americas Inc. Subadviser: Northern Trust Investments, Inc.	• Seeks to replicate, as closely as possible, before the deduction of expenses, the performance of the Russell 2000® Index, which emphasizes stocks of small U.S. companies.
Deutsche Variable Series II: Deutsche Alternative Asset Allocation VIP—Class A	Deutsche Investment Management Americas Inc. Subadviser: RREEF America LLC	• Seeks capital appreciation.
Deutsche Small Mid Cap Value VIP—Class A	Deutsche Investment Management Americas Inc.	• Seeks long-term capital appreciation.
Dreyfus Investment Portfolios: Dreyfus IP Technology Growth Portfolio—Initial Shares	The Dreyfus Corporation	• Seeks capital appreciation.
Fidelity® Variable Insurance Products Funds: Fidelity® VIP Contrafund® Portfolio—Initial Class	Fidelity Management & Research Company (“FMR”) Subadvisers: FMR Co., Inc., an affiliate of FMR (“FMRC”), and other investment advisers	• Seeks long-term capital appreciation.
Fidelity® VIP Emerging Markets Portfolio—Initial Class	FMR Subadvisers: FMRC and other investment advisers	• Seeks capital appreciation.

Funds and Eligible Portfolios	Investment Adviser	Investment Objectives

Fidelity® VIP Equity-Income Portfolio—Initial Class	FMR Subadvisers: FMRC and other investment advisers

• Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.

Fidelity® VIP Freedom 2020 Portfolio—Initial Class	FMRC	• Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

Fidelity® VIP Freedom 2030 Portfolio—Initial Class	FMRC	• Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

Fidelity® VIP Freedom 2040 Portfolio—Initial Class	FMRC	• Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

Fidelity® VIP Growth Opportunities Portfolio—Initial Class	FMR Subadvisers: FMRC and other investment advisers	• Seeks to provide capital growth.

Fidelity® VIP Mid Cap Portfolio—Initial Class	FMR Subadvisers: FMRC and other investment advisers	• Seeks long-term growth of capital.
Janus Aspen Series: Janus Henderson VIT Enterprise Portfolio—Institutional Shares	Janus Capital Management LLC	• Seeks long-term growth of capital.

Janus Henderson VIT Global Research Portfolio—Institutional Shares	Janus Capital Management LLC	• Seeks long-term growth of capital.
Legg Mason Partners Variable Equity Trust: ClearBridge Variable Appreciation Portfolio—Class I	Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	• Seeks long-term appreciation of capital.
Lincoln Variable Insurance Products Trust: LVIP SSgA International Index Fund— Standard Class	Lincoln Investment Advisors Corporation Subadviser: SSgA Funds Management, Inc.	• Seeks to approximate as closely as practicable, before fees and expenses, the performance of a broad market index of non-U.S. foreign securities.

LVIP SSgA Mid-Cap Index Fund— Standard Class	Lincoln Investment Advisors Corporation Subadviser: SSgA Funds Management, Inc.	• Seeks to approximate as closely as practicable, before fees and expenses, the performance of a broad market index that emphasizes stocks of mid-sized U.S. companies.
MFS® Variable Insurance Trust: MFS® Investors Trust Series—Initial Class	Massachusetts Financial Services Company (“MFS”)	• Seeks capital appreciation.

MFS® New Discovery Series—Initial Class	MFS	• Seeks capital appreciation.

MFS® Research Series—Initial Class	MFS	• Seeks capital appreciation.
MFS® Variable Insurance Trust II: MFS® International Value Portfolio—Initial Class	MFS	• Seeks capital appreciation.
Morgan Stanley Variable Insurance Fund, Inc. (“VIF”): Morgan Stanley VIF U.S. Real Estate Portfolio—Class I	Morgan Stanley Investment Management Inc.

• Seeks to provide above average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.

Neuberger Berman Advisers Management Trust: Neuberger Berman AMT Mid Cap Growth Portfolio—Class I	Neuberger Berman Investment Advisers LLC	• Seeks growth of capital.
PIMCO Variable Insurance Trust: PIMCO VIT Foreign Bond Portfolio (U.S. Dollar-Hedged)—Institutional Class	Pacific Investment Management Company LLC (“PIMCO”)	• Seeks maximum total return, consistent with preservation of capital and prudent investment management.

Funds and Eligible Portfolios	Investment Adviser	Investment Objectives

PIMCO VIT Low Duration Portfolio—Institutional Class	PIMCO	• Seeks maximum total return, consistent with preservation of capital and prudent investment management.

PIMCO VIT Total Return Portfolio—Institutional Class	PIMCO	• Seeks maximum total return, consistent with preservation of capital and prudent investment management.

*An affiliate of NYLIAC.

NYLIAC does not provide investment advice and does not recommend or endorse any particular Eligible Portfolio or Portfolios or any Asset Allocation Model. NYLIAC is not responsible for choosing the Investment Divisions, the amounts allocated to each, or the Asset Allocation Model that is selected. You are responsible for determining that these decisions are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Decisions regarding investment allocations should be carefully considered. You bear the risk of any decline in the value of your policy resulting from the performance of the Portfolios or Asset Allocation Model you have chosen. You should consult with your registered representative to determine which combination of Investment Options is most appropriate for you, and periodically review your choices.

Certain portfolios, generally referred to as “funds of funds” or “master-feeder arrangements,” may invest all or substantially all of their assets in portfolios of other funds. In such cases, you will indirectly pay fees and expenses at both portfolio levels, which would reduce your investment return.

Hedging strategies may be employed by certain portfolios to attempt to provide downside protection during sharp downward movements in equity markets. The cost of these strategies could limit the upside participation of the portfolio in rising equity markets relative to other portfolios.

So-called “alternative” investment strategies may also be used by certain portfolios, which may involve non-traditional asset classes. These alternative investment strategies may be riskier than more traditional investment strategies and may involve leverage or use complex hedging techniques, such as options and derivatives. These may offer potential diversification benefits beyond traditional investment strategies.

Investment selections should be based on a thorough investigation of all of the information regarding the Eligible Portfolios that is available to you, including each Fund’s prospectus, statement of additional information, and annual and semi-annual reports. Other sources, such as the Fund’s website or newspapers and financial and other magazines, provide more current information, including information about any regulatory actions or investigations relating to a Fund or Eligible Portfolio. (For factors bearing on selection of an Asset Allocation Model, see “Management and Organization—Asset Allocation Models” below.) After you select Investment Divisions or an Asset Allocation Model for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

The Investment Divisions invest in the corresponding Eligible Portfolios. You can choose a maximum of 21 Investment Options for Net Premium payments from the 68 Investment Divisions, the Fixed Account, and the DCA Accounts. Your choice of Investment Options may be limited if you elect certain benefits or riders. You can transfer all or part of the Cash Value of your policy among the Investment Options tax-free and within the limits described in this prospectus. For your convenience, you may also allocate your policy Cash Value in accordance with one of five Asset Allocation Models at no extra charge.

The Investment Divisions offered through this policy and described in this prospectus and the SAI are different and may have different investment performance from mutual funds that may have similar names, the same adviser, the same investment objective and policies, and substantially similar portfolio securities.

Although we do not currently offer any Portfolios that offer such strategies, in the future, some of the Eligible Portfolios may use what are known as “volatility management strategies.” Volatility management strategies are designed to reduce the overall volatility and provide risk-adjusted returns over time. During rising markets, a volatility management strategy, however, could cause your policy Cash Value to rise less than would have been the case had you been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. Conversely, investing in a fund that features a volatility management strategy may be helpful in a declining market when high market volatility triggers a reduction in the fund’s equity exposure, because during these periods of high volatility, the risk of losses from investing in equity securities may increase. In these instances, your policy’s Cash Value may decline less than would have been the case had you not been invested in a fund that features a volatility management strategy. The success of the volatility management strategy of a fund depends, in part, on the investment adviser’s ability to effectively and efficiently implement its risk forecasts and to manage the strategy for the fund’s benefit. In addition, the cost of implementing a volatility management strategy may negatively impact performance. There is no guarantee that a volatility management strategy can achieve or maintain the fund’s optimal risk targets, and the fund may not perform as expected. For more information about the Eligible Portfolios and the investment strategies they employ, please refer to the Funds’ current prospectuses.

Money Market Fund Fees and Gates

The SEC has adopted rules that provide that all money market funds can impose liquidity fees and/or suspend redemptions under certain circumstances. The liquidity fees can be up to 2% of the amount redeemed, and the suspensions of redemptions (redemption “gates”) can last for ten business days. Money market funds can impose these fees and gates (which could be applied to all policy transfers, surrenders, withdrawals and benefit payments from that portfolio) based on the liquidity of the fund’s assets and other factors.

All types of money market funds have the ability to impose these fees and gates, but government money market funds (that invest at least 99.5% of their assets in government securities, cash, and repurchase agreements secured by government securities) are less likely to impose fees and gates. Nevertheless, there remains a possibility that a government money market fund such as the MainStay VP U.S. Government Money Market Portfolio could impose such fees and gates, which could be applied to all Policy transfers, surrenders, withdrawals, and benefit payments from the portfolio.

Reinvestment

We automatically reinvest all dividends and capital gains distributions from Eligible Portfolios in additional shares of the distributing Portfolio at their net asset value on the date the dividends or distributions are paid.

ASSET ALLOCATION MODELS

For your convenience, we make five Asset Allocation Models available in connection with the policy, at no extra charge. The Asset Allocation Models are designed and intended to be used within the context of your relationship with your registered representative. Currently, you can work with your registered representative to select one of five (5) Asset Allocation Models, with each specifying percentage allocations across various Investment Divisions available through your policy. Each Model corresponds with one of the five Investment Objectives identified in your Investor Profile. If you wish to allocate your policy’s Cash Value to an Asset Allocation Model, you may do so by calling us toll-free at 1-800-598-2019, visiting us online at www.newyorklife.com and by clicking on “My Account”, or by notifying us in writing at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing), subject to model availability. On the Initial Premium Transfer Date, we will allocate your policy’s Cash Value in accordance with the percentages specified below for the Model you select. The Models are comprised only of available Investment Divisions and do not include allocations to the Fixed Account.

Each Asset Allocation Model is designed to seek to achieve a different investment objective. The Asset Allocation Models are general in nature and are not tailored or personalized for you. Working with your registered representative, you can use the Asset Allocation Models to help you diversify your policy’s Cash Value among asset classes to seek to attain an investment goal and reduce volatility over the long term.

If you wish to allocate your policy’s cash value to an Asset Allocation Model, you should consult with your registered representative, who can help you evaluate the Asset Allocation Models and their attendant risks and select one that is suitable and appropriate for you in light of your financial situation, risk tolerance, time horizon and investment objectives. While the Asset Allocation Models can facilitate asset allocation discussions and decisions between you and your registered representatives, we have no discretionary authority or control over your investment decisions. We make available educational information and materials (e.g., an Investor Profile and Fund prospectuses) that can help you and your registered representative select an Asset Allocation Model. Consequently, you, along with your registered representative, are responsible for your decision to allocate your policy’s Cash Value to the Asset Allocation Models and to select the Asset Allocation Model that is best for you. If you decide to allocate your Cash Value to an Asset Allocation Model, all of your Cash Value and/or Net Premium payments must be allocated to that model. Tools used to assess your risk tolerance and investment objective, such as the Investor Profile, may not be accurate and could be less effective if your circumstances change over time.

The Asset Allocation Models offered with the policy are:

Conservative

20% MainStay VP Balanced – Initial Class	20% MainStay VP Bond – Initial Class

20% MainStay VP MacKay Government – Initial Class	15% MainStay VP PIMCO Real Return – Initial Class

10% MainStay VP Conservative Allocation – Initial Class	10% MainStay VP Income Builder – Initial Class

5% MainStay VP MacKay High Yield Corporate Bond – Initial Class

Moderately Conservative

10% MainStay VP Bond – Initial Class	10% PIMCO VIT Total Return Portfolio – Institutional Class

10% Deutsche Alternative Asset Allocation VIP – Class A	9% MainStay VP Indexed Bond – Initial Class

8% MainStay VP MacKay Government – Initial Class	7% MainStay VP MacKay High Yield Corporate Bond – Initial Class

6% MainStay VP PIMCO Real Return – Initial Class	5% MainStay VP MacKay Mid Cap Core – Initial Class

5% MainStay VP MacKay S&P 500 Index – Initial Class	5% American Funds IS Blue Chip Income and Growth Fund – Class 2

5% Columbia Variable Portfolio – Emerging Markets Bond Fund – Class 1	5% Fidelity® VIP Equity-Income Portfolio – Initial Class

5% MFS® Investors Trust Series – Initial Class	5% MFS® Research Series – Initial Class

5% PIMCO VIT Foreign Bond Portfolio (U.S. Dollar-Hedged) – Institutional Class

Moderate

10% MainStay VP MacKay S&P 500 Index – Initial Class	10% Deutsche Alternative Asset Allocation VIP – Class A

8% MainStay VP Bond – Initial Class	7% MainStay VP MacKay High Yield Corporate Bond – Initial Class

7% MainStay VP Indexed Bond – Initial Class	7% PIMCO VIT Total Return Portfolio – Institutional Class

6% MainStay VP MacKay Government – Initial Class	5% MainStay VP MacKay Mid Cap Core – Initial Class

5% MainStay VP PIMCO Real Return – Initial Class	5% American Funds IS Blue Chip Income and Growth Fund – Class 2

5% American Funds IS New World Fund® – Class 2	5% Columbia Variable Portfolio – Emerging Markets Bond Fund – Class 1

5% Fidelity® VIP Equity-Income Portfolio – Initial Class	5% MFS® International Value Portfolio – Initial Class

5% MFS® Investors Trust Series – Initial Class	5%MFS® Research Series – Initial Class

Moderately Aggressive

10% MainStay VP MacKay S&P 500 Index – Initial Class	10% Deutsche Alternative Asset Allocation VIP – Class A

7% MainStay VP MacKay High Yield Corporate Bond – Initial Class	7% MainStay VP MacKay Mid Cap Core – Initial Class

7% American Funds IS Blue Chip Income and Growth Fund – Class 2	7% PIMCO VIT Total Return Portfolio – Institutional Class

6% MainStay VP Bond – Initial Class	6% MFS® Investors Trust Series – Initial Class

5% MainStay VP MacKay International Equity – Initial Class	5% MainStay VP PIMCO Real Return – Initial Class

5% American Funds IS New World Fund® – Class 2	5% ClearBridge Variable Appreciation Portfolio – Class I

5% Columbia Variable Portfolio – Emerging Markets Bond Fund - Class 1	5% Fidelity® VIP Equity-Income Portfolio – Initial Class

5% MFS® International Value Portfolio – Initial Class	5% MFS® Research Series – Initial Class

Aggressive

10% MainStay VP MacKay S&P 500 Index – Initial Class	10% Deutsche Alternative Asset Allocation VIP – Class A

8% American Funds IS Blue Chip Income and Growth Fund – Class 2	8% Janus Henderson VIT Global Research Portfolio – Institutional Shares

7% MainStay VP MacKay Mid Cap Core – Initial Class	6% Fidelity® VIP Emerging Markets Portfolio – Initial Class

6% MFS® Investors Trust Series – Initial Class	5% MainStay VP MacKay High Yield Corporate Bond – Initial Class

5% MainStay VP MacKay International Equity – Initial Class	5% American Funds IS New World Fund® – Class 2

5% Columbia Variable Portfolio – Emerging Markets Bond Fund – Class 1	5% ClearBridge Variable Appreciation Portfolio – Class I

5% Fidelity® VIP Contrafund® Portfolio – Initial Class	5% Fidelity® VIP Equity-Income Portfolio – Initial Class

5% MFS® International Value Portfolio – Initial Class	5% MFS® Research Series – Initial Class

The weighted average of expenses for the Asset Allocation Models are: Conservative 0.70%; Moderately Conservative 0.70%; Moderate 0.71%; Moderately Aggressive 0.76%; and Aggressive 0.78%. All averages are based on the management fees, administrative fees and other expenses for all relevant Investment Divisions as of December 31, 2017. Future fees and expenses may be higher.

Initial Premium Allocation and Restrictions

If you elect to allocate your Net Premium payments to an Asset Allocation Model at the time your policy is issued, the full amount of your initial premium payment will be allocated to the Investment Divisions in the percentages designated in the Asset Allocation Model you select. Any subsequent premium payments you make will also be allocated according to your Asset Allocation Model, unless you instruct us otherwise in writing.

Because the Asset Allocation Models do not invest in either the Fixed Account or the MainStay VP U.S. Government Money Market Investment Division, you may not elect the Interest Sweep or Expense Allocation options as long as your Cash Value is allocated exclusively to an Asset Allocation Model. You also may not elect the Dollar-Cost Averaging option as long as you are allocated to an Asset Allocation Model. If you have elected the GMAB Rider, you may only elect the Conservative Asset Allocation Model as that Model is composed entirely of Investment Divisions that are consistent with the GMAB Allocation Alternatives required by the GMAB Rider. (See “Description of the Policy—Additional Benefits Through Riders and Options—Guaranteed Minimum Accumulation Benefit Rider—Rider Eligibility and Investment Restrictions” for more information.)

Transfers and Ongoing Allocations to the Models

You may transfer your policy’s Cash Value out of the Investment Divisions associated with an Asset Allocation Model at any time, reallocating the Cash Value to other Investment Divisions, a different Asset Allocation Model (subject to availability), or the Fixed Account. If you have elected the GMAB Rider, these transfers will be subject to the investment restrictions required by that Rider. If you wish to remove funds from your current Asset Allocation Model, and/or allocate funds to another Model, you may do so by calling us toll-free at 1-800-598-2019, visiting us online at www.newyorklife.com and clicking on “My Account”, or by notifying us in writing at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing), subject to model availability. Although each Investment Division within a selected Asset Allocation Model will be counted toward the maximum of 21 permitted Investment Options, all transfers into, or out of, the Investment Divisions associated with an Asset Allocation Model will count as one transfer and are subject to the conditions and restrictions listed in “Description of the Policy” below. If you elect to allocate your initial Net Premium payment to the DCA Plus Account, or allocate subsequent Net Premium payments to the DCA Extension Account, we will make monthly transfers in accordance with your instructions from the DCA Plus and/or DCA Extension Accounts into the Investment Divisions associated with the Asset Allocation Model you have chosen.

Because returns from each Investment Division in the Asset Allocation Models will vary, over time the percentage of your policy’s Separate Account Cash Value that is allocated to each Investment Division included in the Asset Allocation Model you select may not remain at the initial percentages set forth above. To keep your Separate Account Cash Value at these initial percentages in line with your current Investment Objective, the model portfolio you choose will be automatically rebalanced on an annual basis using the policy’s Automatic Asset Rebalancing (“AAR”) feature. (See “Description of the Policy—Options Available at No Additional Charge—Automatic Asset Rebalancing” for more information.)

You should review the Model you have selected periodically to determine whether it is still appropriate for you.

Changes to Asset Allocation Models

The Asset Allocation Models are static. This means that the underlying Investment Divisions within each Asset Allocation Model will not change over time. It is possible, however, that gains and/or losses from the Investment Divisions in a model will cause the model’s original percentages to shift. As a result, amounts allocated to a model will be rebalanced annually to reflect the model’s original percentages using the policy’s AAR option. If you wish to rebalance your allocations more frequently than annually, or if you would like to opt out of the AAR option, you may do so at any time by calling us toll-free at 1-800-598-2019, or by notifying us in writing. (See “Description of the Policy—Options Available at No Additional Charge—Automatic Asset Rebalancing” for more information.)

The available Asset Allocation Models may change from time to time. We may create new Asset Allocation Models with asset allocations or Investment Divisions that vary from those of existing Asset Allocation Models. We will notify you if we offer new Asset Allocation Models, if there is a material change in our arrangement with our Asset Allocation Model designer, or if we terminate our Asset Allocation Model program. We will not reallocate your policy’s Cash Value, or change your premium allocation instructions, in response to these changes. However, the Investment Divisions and allocation percentages for your model could change due to events such as mergers, substitutions, liquidations, or closures. We will notify you in writing of any such events and seek your instructions on how you want your policy Cash Value or premiums reallocated.

You should consult your registered representative periodically to consider whether any model you have selected is still suitable for you. You may change your model allocations at any time and reallocate the funds to other Investment Divisions or another Asset Allocation Model, subject to investment restrictions for maintaining certain optional riders.

The Asset Allocation Models were designed on our behalf, and provided to us by an unaffiliated third-party investment adviser, QS Investors, LLC (“QS Investors”), a subsidiary of Legg Mason, Inc. QS Investors provided research and business support services relating to the Asset Allocation Models and selected the Investment Divisions to populate each Model from information that we provided about the available Investment Divisions. The Asset Allocation Models are general in nature and are not tailored or personalized for you. We are QS Investors’ sole client with respect to the Asset Allocation Models. Furthermore, QS Investors designed the Asset Allocation Models earlier this year for availability as of the date of this prospectus, and is not responsible for updating the models in response to market and economic conditions or other factors. QS Investors has authorized us to make the Asset Allocation Models available for use in connection with the policy. The Asset Allocation Models are designed and intended for use within the context of relationships between registered representatives and their clients.

We reserve the right to terminate or change the Asset Allocation Model program at any time. As noted above, if the program is terminated or changed, we will not reallocate your Cash Value or change your premium allocation instructions. If you want to reallocate your Cash Value, you will need to send a transfer request to the VPSC at one of the addresses listed on the first page of this prospectus or request a transfer by any other method we make available.

Investment Risks

An Asset Allocation Model may not perform as intended and it may not achieve its intended investment objective or reduce volatility. When considering an Asset Allocation Model for your situation, you should consider your other assets, income and investments in addition to this policy. An Asset Allocation Model may perform better or worse than any single Investment Option or any combination of Investment Options that you may select. Asset allocation does not guarantee that your Cash Value will increase or protect against losses. In addition, the timing of your investment and any transfers made may affect performance.

Rebalancing and periodic updating of Asset Allocation Models can cause the Investment Divisions that make up the Model to undertake efforts to raise cash for money flowing out of the Funds or vice versa. In order to raise cash, those Funds may need to sell assets at prices lower than otherwise expected, which can hurt Fund share prices. Moreover, large outflows of money from the Funds may increase the expenses attributable to the assets remaining in the Funds. These transactions and expenses can adversely affect the performance of the relevant Funds and of the Asset Allocation Models. In addition, these inflows and outflows may cause a Fund to hold a large portion of its assets in cash, which could detract from the achievement of the Fund’s investment objective, particularly in periods of rising market prices. For additional information regarding the risks of investing in a particular Fund included in an Asset Allocation Model, see that Fund’s prospectus.

Conflicts of Interest

QS Investors received a fee from NYLIAC to design the Asset Allocation Models. While the Asset Allocation Models are designed to offer you a convenient way to work with your registered representative in making allocation decisions, you should be aware that QS Investors is subject to competing interests that may have influenced its design of the Asset Allocation Models. For example, because affiliates of QS Investors advise Legg Mason Partners Variable Equity Trust (the “Legg Mason Trust”), QS Investors and the Legg Mason Trust may benefit from including the ClearBridge Variable Appreciation Investment Division in one or more of the Asset Allocation Models. Payment from NYLIAC to QS Investors to design the Asset Allocation Models may also influence QS Investors in its selection of Investment Divisions affiliated with NYLIAC for inclusion in these Asset Allocation Models. QS Investors may not have included certain Investment Divisions in the Asset Allocation Models because their investment profile (e.g., sector-specific concentration or shifting asset composition) was determined to be incompatible with the risk and return profile of those models. QS Investors considered many factors in selecting Investment Divisions for the Asset Allocation Models, including, but not limited to, risk and return profile, prior investment performance and underlying fund fees.

New York Life Investments is also subject to competing interests that impact the composition of the Asset Allocation Models. For example, because New York Life Investments receives fees for advising the MainStay VP Funds Trust, it benefits from the inclusion of a significant percentage of these Investment Divisions in the Asset Allocation Models. MainStay VP Investment Divisions represent a significant percentage of the Asset Allocation Models because they constitute the preponderance of Investment Divisions offered with the policy and are prevalent among the low- and moderate-risk Investment Divisions that make up those models.

As noted above, we receive payments or compensation from the Funds or their Investment Advisers, or from other service providers of the Funds (who may be affiliates of NYLIAC) in connection with administration, distribution and other services that we provide with respect to the Eligible Portfolios and their availability through the policies. The amount of this revenue and how it is computed varies by Fund, may be significant, and may create conflicts of interest in the design of the Asset Allocation Models.

INVESTMENT RETURN

The investment return of your policy is based on the accumulation units you have in each Investment Division of the Separate Account, the amount you have in the Fixed Account and DCA Accounts, the investment experience of each Investment Division as measured by its actual net rate of return, and the interest rate we credit on the amount you have in the Fixed Account, DCA Accounts and/or Loan Account.

The investment experience of an Investment Division of the Separate Account reflects increases or decreases in the net asset value of the shares of the corresponding Eligible Portfolio, any dividend or capital gains distributions, and any charges against the assets of the Investment Division. We determine this investment experience from the end of one Valuation Day to the end of the next Valuation Day.

We will credit any amounts in the Fixed Account, DCA Accounts, and Loan Account with a fixed interest rate that we declare periodically, in advance, and at our sole discretion. This rate will never be less than an annual rate of 2%. We may credit different interest rates to amounts in the Fixed Account, DCA Accounts, and the Loan Account. All Net Premiums applied to the Fixed Account and DCA Accounts, and amounts transferred to the Fixed Account and Loan Account, receive the applicable rate in effect on the Business Day we receive the premium payment or process the transfer. Interest rates for subsequent premium payments into the Fixed Account and DCA Accounts may be different from the rate applied to prior premium payments made into the Fixed Account or DCA Accounts. Interest rates will fluctuate for the entirety of holdings in the Fixed Account, while each premium paid into the DCA Accounts will receive one rate of interest for the entire DCA period.

VOTING

We will vote the shares that the Investment Divisions of the Separate Account holds in the Eligible Portfolios at any regular and special shareholder meetings of the Funds. We will vote these shares according to the instructions we receive from our policyowners who have invested their premiums in Investment Divisions that invest in the Fund holding the meeting. However, if the law changes to allow us to vote the shares in our own right, we may decide to do so.

While your policy is in effect, you can provide voting instructions to us for each Investment Division in which you have assets. The number of votes you are entitled to will be determined by dividing the units you have invested in an Investment Division by the net asset value per unit for the Eligible Portfolio underlying that Investment Division.

We will determine the number of votes you are entitled to on the date established by the underlying Fund for determining shareholders that are eligible to vote at the meeting of the relevant Fund. We will send you voting instructions prior to the meeting according to the procedures established by the Fund. We will send proxy materials, reports, and other materials relating to the Fund to each person having a voting interest.

We will vote the Fund shares for which we do not receive timely instructions, and any other shares that we (or our affiliates) own in our own right, in the same proportion as the shares for which we receive timely voting instructions. As a result, because of proportional voting, a small number of policyowners may control the outcome of the vote.

CHARGES ASSOCIATED WITH THE POLICY

As with all life insurance policies, certain charges apply under the policy. The following is a summary explanation of these charges. (See “Additional Information About Charges” in the SAI for more information.)

DEDUCTIONS FROM PREMIUM PAYMENTS

When we receive a premium payment from you, whether planned or unplanned, we will deduct a Premium Expense Charge.

PREMIUM EXPENSE CHARGE

A Premium Expense Charge is deducted from each Planned and Unplanned Premium payment when that payment is received. The amount of the charge is determined by applying a percentage to the premium amount paid. We currently deduct a Premium Expense Charge of 4%, which includes both a sales expense component and a component for state and federal taxes. The state tax component of the Premium Expense Charge is currently 2% of each premium payment you make, or $20 per $1,000 of premium. The federal tax component for Non-Qualified Policies is currently 1.25% of each premium payment you make, or $12.50 per $1,000 of premium. We may increase the Premium Expense Charge to reflect changes in applicable tax law, however, the total Premium Expense Charge will never exceed 8%.

DEDUCTIONS FROM CASH VALUE

Each month, we will deduct a Monthly Contract Charge, a Monthly Cost of Insurance Charge, a Monthly Mortality and Expense Risk Charge, a Monthly Per Thousand of Face Amount Charge, and a rider charge for the cost of any additional riders from your policy’s Cash Value. If you have elected the Expense Allocation option, the Monthly Deduction Charges will be deducted according to those instructions. Otherwise, we will deduct these charges proportionately from each of the Investment Divisions and the Fixed Investment Options.

We will deduct these charges on the Monthly Deduction Day. The first Monthly Deduction Day will be the monthly anniversary of your Policy Date on or following the date we receive the initial premium payment and underwriting approval in Good Order. If the Policy Date is prior to the Issue Date, the deductions made on the first Monthly Deduction Day will cover the period from the Policy Date until the first Monthly Deduction Day.

MONTHLY CONTRACT CHARGE

On each Monthly Deduction Day, we will deduct a Monthly Contract Charge to cover our costs for providing certain administrative services, including collecting premium, recordkeeping, processing claims, and communicating with policyowners.

We currently deduct a Monthly Contract Charge of $10 per month. We guarantee that this charge will never exceed $15 per month in all Policy Years.

MONTHLY COST OF INSURANCE CHARGE

On each Monthly Deduction Day, we will deduct the Monthly Cost of Insurance Charge from the Cash Value of your policy for the cost of providing a Life Insurance Benefit to you. This charge is equal to (1) multiplied by the result of (2) minus (3), where:

(1)	Is the monthly cost of insurance rate per $1,000 of Net Amount at Risk;

(2)	Is the number of thousands of Life Insurance Benefit divided by 1.0032737; and

(3)	Is the number of thousands of Cash Value as of the Monthly Deduction Day (before Monthly Deduction Charges are subtracted).

The Net Amount at Risk is (2) minus (3).

The Life Insurance Benefit varies based upon the Life Insurance Benefit Option chosen, and whether the ROP Rider has been elected. The Cash Value varies based upon the performance of the Investment Divisions selected, interest credited to the Fixed Account, DCA Accounts and Loan Account, outstanding loans (including loan interest), charges, premium payments, and any non-guaranteed Persistency Credit that we may pay. We determine the initial rate of the monthly cost of insurance based upon our underwriting of your policy. This determination is based on various factors including, but not limited to, the insured’s issue age, gender, underwriting class, Policy Year, and Face Amount. We may change these rates from time to time, based on changes in future expectations of various factors, including, but not limited to, mortality, investment income, expenses, and persistency. In some cases, a Flat Extra charge may be deducted as part of the Monthly Cost of Insurance Charge, due to an insured’s circumstances, including but not limited to, his or her medical condition, occupation, motor vehicle, or aviation record. If applicable, the amount and duration of these Flat Extras will be displayed on your Policy Specifications Pages. The cost of insurance rates, however, will never exceed the guaranteed maximum cost of insurance rates for your policy.

Your Monthly Cost of Insurance Charge may vary from month to month depending on changes in the cost of insurance rates and the Net Amount at Risk. We calculate the Monthly Cost of Insurance Charge for the initial Face Amount separately from the Monthly Cost of Insurance Charge for any increase in the policy’s Face Amount. If you request and we approve an increase in your policy’s Face Amount, then a different rate class (and therefore cost of insurance rate) may apply to the increase, based on the insured’s age and circumstances at the time of the increase. We expect to profit from this charge. Profits derived from this charge can be used for any corporate purpose.

We base the guaranteed rates for policies that provide coverage for insureds in substandard underwriting classes on higher rates than for standard or better underwriting classes. If the insured’s issue age is 17 or younger, we base the guaranteed rates on the 2017 Commissioner’s Standard Ordinary Mortality Table, Unismoke version. If the insured’s issue age is 18 or older and is in a standard or better underwriting class, we base the guaranteed rates on the 2017 Commissioner’s Standard Ordinary Smoker and Nonsmoker Mortality Tables appropriate to the insured’s underwriting class.

MONTHLY MORTALITY AND EXPENSE RISK CHARGE

We assume a mortality risk that the group of lives we have insured under our policies will not live as long as we have expected. In addition, we assume an expense risk that the cost of issuing and administering the policies we have sold will be greater than what we have estimated. On each Monthly Deduction Day, we deduct a Monthly Mortality and Expense Risk Charge from the Separate Account Value as of that day. This charge varies based on the Separate Account Cash Value and the policy duration.

●	Current— We deduct a Monthly Mortality and Expense Risk charge based on Separate Account Cash Value. The current charge is 0.10% per year.

●	Guaranteed Maximum—We guarantee that the Monthly Mortality and Expense Risk charge will never exceed an annual rate of 0.50%, or $5.00 per $1,000, of the Separate Account Value.

If the charge is insufficient to cover actual costs and assumed risks, the loss will fall on NYLIAC. We expect to profit from this charge. We may use these funds for any corporate purpose, including expenses relating to the sales of the policies.

MONTHLY PER THOUSAND OF FACE AMOUNT CHARGE

We currently deduct a Monthly Per Thousand of Face Amount Charge during the first 10 Policy Years that varies based on risk class, gender, issue age, policy duration, and Face Amount. We guarantee that the Monthly Per Thousand of Face Amount Charge will never exceed $2.40233 per thousand of Face Amount during the first 20 Policy Years and will be $0 thereafter. We calculate the Monthly Per Thousand of Face Amount Charge (including its duration) for the initial Face Amount separately from the Monthly Per Thousand of Face Amount Charge for any increase in the policy’s Face Amount.

RIDER CHARGES

Each month, we deduct any applicable charges for any optional riders you have chosen. (For more information about specific charges, see “Table of Fees and Expenses.”)

EXPENSE ALLOCATION OPTION

With the Expense Allocation option, you choose how to allocate deductions from your Cash Value. These include the Monthly Contract Charge, the Monthly Cost of Insurance Charges, the Monthly Mortality and Expense Risk Charge, the Monthly Per Thousand of Face Amount Charge, and the monthly cost of any riders on the policy. You can instruct us at the time of the application, and any time thereafter, to have expenses deducted from the MainStay VP U.S. Government Money Market Investment Division, the Fixed Account, or a combination of the two.

If the values in the MainStay VP U.S. Government Money Market Investment Division and/or the Fixed Account are insufficient to pay these charges, we will deduct as much of the charges as possible. The remainder of the charges will be deducted proportionately from each of the Investment Divisions. If you do not instruct us as to how you would like the expenses allocated, these charges will be deducted proportionately from each of the Investment Divisions and the Fixed Investment Options.

Because the Asset Allocation Models do not invest in either the Fixed Account or the MainStay VP U.S. Government Money Market Investment Division, you may not elect the Expense Allocation option as long as your Cash Value is allocated exclusively to an Asset Allocation Model.

SEPARATE ACCOUNT CHARGES

CHARGES FOR FEDERAL INCOME TAXES

We do not currently deduct a charge for federal income taxes from the Investment Divisions, although we may do so in the future to reflect possible changes in the law.

FUND CHARGES

Each Investment Division of the Separate Account purchases shares of the corresponding Eligible Portfolio at the net asset value. The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of the Portfolio by the relevant Fund. The advisory fees and other expenses are not fixed or specified under the terms of the policy and may vary from year to year. These fees and expenses are described in the Funds’ prospectuses. (See “Table of Fees and Expenses—Annual Portfolio Company Operating Expenses” for more information.)

Certain Eligible Portfolios may also impose liquidity or redemption fees on withdrawals (including transfers) pursuant to SEC Rules, including Rules 2a-7 or 22c-2 under the 1940 Act. In such cases, we would administer the Fund fees and deduct them from your Cash Value or transaction proceeds.

TRANSACTION CHARGES

SURRENDE R CHARGES

The surrender charge is in addition to the Premium Expense Charge. Your policy may be subject to a surrender charge if you take any of the following actions during the Surrender Charge Period:

(a)	You fully surrender your policy;

(b)	You request a Face Amount decrease;

(c)	You request a partial surrender that results in a Face Amount decrease; or

(d)	You request a change to your Life Insurance Benefit Option that results in a Face Amount decrease.

In addition, if you request an increase to the Face Amount of your policy, a new set of surrender charges, and new Surrender Charge Period, will apply to the amount of the increase.

The surrender charges, and the applicable Surrender Charge Period, will vary according to the Insured’s age at the time the policy is issued. The maximum amount of the surrender charge will be the lesser of (a) or (b), where (a) equals 50% of the total premiums paid under the policy and (b) a percentage (which changes by duration) of the Surrender Charge Premium as shown in the table below. Since the percentage used to calculate (b) is lower in later Policy Years, the maximum surrender charge is reduced over time.

Surrender Charge Schedule
Age at Policy Issue
Policy Year	Age 75 and Less	Age 76	Age 77	Age 78	Age 79	Age 80
1	94%	94%	94%	94%	94%	94%
2	89%	88%	86%	83%	79%	74%
3	84%	82%	78%	72%	64%	54%
4	79%	77%	71%	63%	52%	36%
5	74%	70%	61%	50%	31%	10%
6	62%	55%	44%	30%	10%	0%
7	49%	40%	27%	10%	0%	0%
8	36%	25%	10%	0%	0%	0%
9	23%	10%	0%	0%	0%	0%
10	10%	0%	0%	0%	0%	0%
11+	0%	0%	0%	0%	0%	0%

For example, a Male insured age 40, Preferred class, with a planned annual premium of $3,500 and a Surrender Charge Premium of $5,572.50 for a Face Amount of $250,000, who has elected Life Insurance Benefit Option 1 would pay a surrender charge of $1,750 if he surrenders his policy at the end of the first Policy Year. The surrender charge in this example is calculated as the lesser of (a) or (b) as follows:

(a) = 50% of $3,500 = $1,750; and

(b) = 94% of Surrender Charge Premium = $5,238.15.

Since (a) is less than (b), the surrender charge would be $1,750.

If the policy remains in force, no surrender charge is assessed.

SURRENDER CHARGES ON TRANSACTIONS RESULTING IN A FACE AMOUNT DECREASE

If, during the Surrender Charge Period, you request (i) a Face Amount decrease, (ii) a partial surrender that results in a Face Amount decrease, or (iii) a change in your Life Insurance Benefit Option that results in a Face Amount decrease, we will deduct a surrender charge if applicable. This charge will equal the difference between the surrender charge that we would have charged if you had surrendered your entire policy before the decrease and the surrender charge that we would charge had you surrendered your entire policy after the decrease. We will not impose a surrender charge on a decrease or termination of any rider.

EXAMPLE—Insured Age 40

Face Amount Prior to Decrease	$500,000
Amount of Decrease	$100,000
Face Amount after Decrease	$400,000
Surrender Charge on Face Amount prior to Decrease ($500,000)	$1,280
Less Surrender Charge on Face Amount after Decrease ($400,000)	$1,030
Surrender Charge Deducted	$250

SURRENDER CHARGES AFTER A FACE AMOUNT INCREASE

The surrender charges and the Surrender Charge Period applicable to a Face Amount increase will vary according to the Insured’s age at the time of the increase, as set forth in the table below. This schedule will start on the date we process your request. The Surrender Charge Premium we use under this schedule will be based on the insured’s age on the most recent Policy Anniversary at the time of the increase. The original surrender charge schedule applicable at policy issue will continue to apply to the original Face Amount of your policy. The maximum amount of the surrender charge will be the lesser of (a) or (b), where (a) equals 50% of the total premiums paid under the policy and (b) a percentage (which changes by duration) of the Surrender Charge Premium as shown in the table below.

Surrender Charge Schedule After a Face Amount Increase
Age at Time Face Amount Increase is Requested
Policy Year after Face Amount Increase	Age 75 and Less	Age 76	Age 77	Age 78	Age 79	Age 80
1	94%	94%	94%	94%	94%	94%
2	89%	88%	86%	83%	79%	74%
3	84%	82%	78%	72%	64%	54%
4	79%	77%	71%	63%	52%	36%
5	74%	70%	61%	50%	31%	10%
6	62%	55%	44%	30%	10%	0%
7	49%	40%	27%	10%	0%	0%
8	36%	25%	10%	0%	0%	0%
9	23%	10%	0%	0%	0%	0%
10	10%	0%	0%	0%	0%	0%
11+	0%	0%	0%	0%	0%	0%

If you have made multiple increases to the Face Amount of your policy, and later decide to decrease the Face Amount of your policy or surrender it, we will calculate the surrender charge in the following order:

(1) based on the surrender charge associated with the last increase in Face Amount;

(2) based on each prior increase, in the reverse order that the increases occurred; and

(3) based on the initial Face Amount.

In the event of a Face Amount decrease, we will charge the highest applicable surrender charge.

PARTIAL SURRENDER FEE

When you make a partial surrender, we reserve the right to deduct a fee, not to exceed $25, for processing the partial surrender. Currently, we do not charge a fee when you make a partial surrender.

TRANSFER FEE

We currently do not charge for transfers made between Investment Divisions. However, we have a right to charge $30 per transfer for any transfer in excess of 12 in a Policy Year.

LOAN CHARGES

We currently charge an effective annual loan interest rate of 3% in Policy Years 1-10 and 2% in Policy Years 11 and beyond. We may increase or decrease this rate but we guarantee that the rate will never exceed 6%. When you request a loan, a transfer of funds will be made from the Separate Account (or the Fixed Investment Options, if so requested) to the Loan Account so that the Cash Value in the Loan Account is at least 100% of the requested loan plus any outstanding loan principal.

When you take a loan against your policy, the loaned amount that we hold in the Loan Account may earn interest at a different rate from the rate we charge you for loan interest. We guarantee that the interest rate we credit on loaned amounts will always be at least the Guaranteed Minimum Interest Rate credited to the Fixed Account for your policy. For the first ten Policy Years, we guarantee that the rate we credit on loaned amounts will never be lower than the rate we charge for policy loans less 2% (for example, if the rate we charge for policy loans is 6%, then the rate we credit on loaned amounts will never be lower than 4%). Currently, for the first ten Policy Years, the rate we expect to credit on loaned amounts is 1% less than the rate we charge for loan interest. Beginning in Policy Year 11, we guarantee that the rate we credit on loaned amounts will never be lower than the rate we charge for policy loans less 0.25% (for example, if the rate we charge for policy loans is 6%, then the rate we credit on loaned amounts will never be lower than 5.75%). Currently, beginning in Policy Year 11, the rate we expect to credit on loaned amounts is equal to the rate we charge for loan interest. (See “Loans” for more information.)

RIDER CHARGES

A monthly charge will be deducted if any of the following riders are in effect: the Intermediate No Lapse Guarantee Rider, the Guaranteed Insurability Rider, the Monthly Deduction Waiver Rider, the Accidental Death Benefit Rider, the Guaranteed Minimum Accumulation Benefit Rider, or the Waiver of Specified Premium Rider. See “Table of Fees and Expenses” for more information.

A one-time charge will be applied if you exercise the Living Benefits Rider or the Overloan Protection Rider. A one-time payment may also be required if you exercise the Insurance Exchange Rider. See “Table of Fees and Expenses” for more information.

DESCRIPTION OF THE POLICY

THE PARTIES

There are three important parties to the Policy: the policyowner(s), the insured, and the beneficiary(ies). One individual can have one or more of these roles. Each party plays an important role in a Policy.

POLICYOWNER: This person (persons) or entity can purchase and surrender a policy, and can make changes to it, such as:

●	increase/decrease the Face Amount

●	choose a different Life Insurance Benefit Option

●	elect/add/delete riders

●	change a beneficiary

●	choose/change underlying Investment Options

●	take a loan against or take a partial surrender from the Cash Surrender Value of the policy.

The current policyowner (on Non-Qualified Policies) has the right to transfer ownership to another party/entity. The person having the right to transfer the ownership of the policy must do so by using the Company’s approved “Transfer of Ownership” form in effect at the time of the request. Please note that the completed Transfer of Ownership form must be in Good Order and be sent to the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing). When the Company records the change, it will take effect as of the date the form was signed, subject to any payment made or other action taken by the Company before recording. Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who becomes the owner of an existing policy. This means the new policyowner will be required to provide their name, address, date of birth, and other identifying information. A transfer of ownership request also requires that the new policyowner(s) submit financial and suitability information as well. Purchasers of Qualified Policies should carefully consider the costs and benefits of the policy (such as the death benefit and rider benefits) before purchasing a policy because the tax-favored arrangement of qualified accounts themselves provide for tax-deferral on any growth.

INSURED: The person whose life is insured under the policy. This individual’s personal information determines the cost of the life insurance coverage. The policyowner also may be the insured.

BENEFICIARY: The beneficiary is the person(s) or entity(ies) the policyowner specifies on our records to receive the proceeds from the policy. The policyowner may name his or her estate as the beneficiary.

Who is named as Policyowner and Beneficiary may impact whether and to what extent the Life Insurance Benefit may be received on a tax-free basis. See the discussion under “Federal Income Tax Considerations—IRC Section 101(j)—Impact on Employer-Owned Policies” for more information.

THE POLICY

The policy provides life insurance protection on the named insured. We will pay the designated beneficiary the Life Insurance Proceeds if the policy is still in effect when the insured dies.

The policy offers:

1.	flexible premium payments where you decide the timing and amount of the payment;

2.	a choice of two Life Insurance Benefit Options;

3.	access to the policy’s Cash Surrender Value through loans and partial surrender privileges (within limits);

4.	the ability to increase or decrease the policy’s Face Amount of insurance;

5.	a No Lapse Guarantee that the policy will not lapse during the Guarantee Period so long as the specified minimum premiums have been paid and it passes the No Lapse Guarantee Premium Test;

6.	additional benefits through the use of optional riders; and

7.	a selection of premium allocation options, consisting of 68 Investment Divisions and Fixed Investment Options with guaranteed minimum interest rates. For your convenience, you may also allocate your policy Cash Value to one of five Asset Allocation Models at no extra charge.

HOW THE POLICY IS AVAILABLE

The policy is available as a Non-Qualified Policy. At times, NYLIAC may make the policy available as a Qualified Policy to new participants of existing Qualified Plans. Qualified Policies are issued on a unisex basis. Any reference in this prospectus that makes a distinction based on the gender of the insured should be disregarded as it relates to Qualified Policies. This policy is only available on the basis of full medical underwriting.

POLICY PREMIUMS

Once you have purchased your policy, you can make premium payments as often as you like and for any amount you choose, within limits. Other than the initial premium, there are no required premium payments. However, you may be required to make additional premium payments to keep your policy from lapsing. The currently available methods of payments are: direct payment to NYLIAC, pre-authorized monthly deductions from your bank, credit union or similar accounts and any other method agreed to by us. (See “Premiums” for more information.)

CASH VALUE

The Cash Value of this policy at any time is equal to the Separate Account Value plus the value in the Fixed Account, DCA Plus Account, DCA Extension Account, and the Loan Account. This amount is allocated based on the instructions you give us. A number of factors affect your policy’s Cash Value, including, but not limited to:

●	the amount and frequency of the premium payments;

●	the investment experience of the Investment Divisions you choose;

●	the interest credited on the amount in the Fixed Account, DCA Accounts and Loan Account;

●	any non-guaranteed Persistency Credits that we may pay;

●	the amount of any partial surrenders you make (including any charges you incur as a result of such surrenders); and

●	the amount of charges we deduct.

The Cash Value is not necessarily the amount you receive when you surrender your policy. (See “Surrenders” for details about surrendering your policy.)

INVESTMENT DIVISIONS, THE FIXED ACCOUNT AND THE DCA ACCOUNTS

We allocate your Net Premium among your selected Investment Divisions available under the policy (See “Management and Organization—Funds and Eligible Portfolios” for our list of available Investment Divisions), the Fixed Account, and within limits, the DCA Accounts, based on your instructions. You can choose a maximum of 21 Investment Options for Net Premium payments from among the 68 Investment Divisions, the Fixed Account and/or DCA Accounts. Your choice of Investment Options may be limited if you elect certain benefits or riders. For your convenience, you may also allocate your Net Premium payments to one of five Asset Allocation Models at no extra charge. If you do so, each Investment Division within the Asset Allocation Model selected will be counted toward the maximum of 21 permitted Investment Options.

NON-GUARANTEED PERSISTENCY CREDIT

Beginning in Policy Year 16 on your Persistency Credit Start Date (as specified in your Policy Specifications Page), we may apply a persistency credit to the policy’s Cash Value on each Monthly Deduction Day.

If the persistency credit is paid, it will be calculated on each Monthly Deduction Day as follows:

1.	After Net Premiums are applied and any loan, transfer or surrender requests are processed, but before Monthly Deduction Charges are deducted, and

2.	As a percentage up to the Maximum Persistency Credit Percentage (monthly rate), multiplied by your policy’s Cash Value, excluding the portion of the Fixed Account that is securing any unpaid loan(s).

The persistency credit that we expect to pay on a monthly basis is 0.02083% (0.25% annualized) of the unloaned portion of your policy’s Cash Value. If it is paid, it will be applied proportionally to the Cash Value in each of the Investment Divisions and the Fixed Account. For tax purposes, the persistency credit is considered investment experience, not premium.

If paid, the persistency credit will end when your policy ends or is terminated. See “Termination and Reinstatement” for more information.

Your policy’s persistency credit is not guaranteed except in New York, and we may discontinue the feature at any time. For more information on the persistency credit, you may ask your registered representative to provide a personalized illustration.

AMOUNT IN THE SEPARATE ACCOUNT

We use the amount allocated to an Investment Division to purchase accumulation units within that Investment Division. We redeem accumulation units from an Investment Division when amounts are loaned, transferred, partially surrendered, fully surrendered, or deducted for charges or loan interest. We calculate the number of accumulation units purchased or redeemed in an Investment Division by dividing the dollar amount of the transaction by the Investment Division’s accumulation unit value. On any given day, the amount you have in the Separate Account is the value of the accumulation units you have in all of the Investment Divisions of the Separate Account. The value of the accumulation units you have in a given Investment Division equals the current accumulation unit value for the Investment Division multiplied by the number of accumulation units you hold in that Investment Division.

We determine accumulation unit values for the Investment Divisions as of the end of each Valuation Day.

AMOUNT IN THE FIXED ACCOUNT AND THE DCA ACCOUNTS

You can choose to allocate all or part of your Net Premium payments to the Fixed Account and, within limits, to the DCA Accounts. Allocations to the DCA Plus Account may be made only during the first year following the Initial Premium Transfer Date. Allocations to the DCA Extension Account may only be made after the Initial Premium Transfer Date, and only during the first 7 Policy Years.

The amount you have in the Fixed Account and/or DCA Accounts equals:

(1) the sum of the Net Premium payments you have allocated to the Fixed Account and/or DCA Accounts;

plus	(2) any transfers you have made from the Separate Account to the Fixed Account (no transfers can be made into the DCA Accounts);

plus	(3) any interest credited to the Fixed Account and/or DCA Accounts;

plus	(4) any non-guaranteed Persistency Credit that we may pay to the Fixed Account;

less	(5) any partial surrenders taken from the Fixed Account and/or DCA Accounts;

less	(6) any charges we have deducted from the Fixed Account and/or DCA Accounts;

less	(7) any transfers you have made from the Fixed Account and/or DCA Accounts to the Separate Account.

TRANSFERS AMONG INVESTMENT DIVISIONS, THE FIXED ACCOUNT AND THE DCA ACCOUNTS

You can transfer all or part of the Cash Value of your policy (1) from the Fixed Account to the Investment Divisions of the Separate Account, (2) from the DCA Accounts to the Investment Divisions of the Separate Account, (3) from the DCA Accounts to the Fixed Account, (4) from the Investment Divisions of the Separate Account to the Fixed Account, or (5) between the Investment Divisions in the Separate Account. You cannot transfer any portion of the Cash Value of your policy from the Investment Divisions or the Fixed Account to the DCA Accounts. You may also allocate policy Cash Value in accordance with one of five Asset Allocation Models. Your choice of Investment Options may be limited if you elect certain benefits or riders. If you elect the Guaranteed Minimum Accumulation Benefit Rider, transfers from the GMAB Investment Divisions to the Fixed Account will result in proportionate reductions to the GMAB Account Value. These reductions to the GMAB Account Value can be greater than the dollar amount of these transfers. (See “The Policy—Additional Benefits Through Riders and Options—Guaranteed Minimum Accumulation Benefit Rider.”)

You can request a transfer under the following conditions:

●	Maximum Transfer—The maximum amount you can transfer from the Fixed Account to the Investment Divisions during any Policy Year is the greater of (1) 20% of the amount in the Fixed Account at the beginning of the Policy Year or (2) $5,000. This means, for example, if you have $50,000 in the Fixed Account, it will take you 8 years to transfer out the entire amount.

During any period when the interest rate credited on the Fixed Account is equal to the Guaranteed Minimum Interest Rate for that Account, the maximum amount you can transfer to the Fixed Account during any Policy Year is the greater of (1) 20% of the total amount in the Investment Divisions at the beginning of the Policy Year or (2) $5,000. This limit, however, will not apply if the insured was age 80 or older on the most recent policy anniversary. If you have exceeded the transfer limit in any Policy Year during which the limit becomes effective, you cannot make any additional transfers to the Fixed Account during that Policy Year while the limit remains in effect. We will count transfers made in connection with the Dollar-Cost Averaging, Automatic Asset Rebalancing, and Interest Sweep options as a transfer toward these Fixed Account maximum limits. Transfers made in connection with DCA Plus or DCA Extension will not count toward these maximum transfer limits.

●	Minimum Transfer—The minimum amount you can transfer from the Investment Divisions or from the Fixed Account is the lesser of (i) $500 or (ii) the total amount in the Investment Divisions or the Fixed Account.

●	Minimum transfer limitations do not apply on transfers made from the DCA Accounts to the Investment Divisions or the Fixed Account.

●	Minimum Remaining Value—If a transfer will cause the amount you have in the Investment Divisions or the Fixed Account to be less than $500, we will transfer the entire amount in the Investment Divisions and/or Fixed Account you have chosen. (This will apply even in cases where you have reached the Maximum Transfer amount outlined above).

●	Transfer Charge—We may impose a charge of up to $30 per transfer for each transfer after the first twelve in any Policy Year. We will deduct this charge from amounts in the Investment Divisions in the Fixed Account in proportion to amounts in these Investment Options. We will not count any transfer made in connection with the Dollar-Cost Averaging, Automatic Asset Rebalancing, DCA Plus, DCA Extension and Interest Sweep options as a transfer toward the twelve transfer limit.

●	How to request a transfer:

(1)	submit your request in writing on a form we approve to the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing);

(2)	use the IVR system at 1-800-598-2019;

(3)	speak to a customer service representative at 1-800-598-2019 on Business Days between the hours of 9:00 a.m. and 6:00 p.m. Eastern Time; or

(4)	make your request online at www.newyorklife.com by clicking on “My Account”.

We do not currently accept faxed or e-mailed transfer requests; however we reserve the right to accept them at our discretion. Transfer requests received after 4:00 p.m. Eastern Time on a Business Day, or on a non-Business Day, will be priced as of the next Business Day. (See “Management and Organization—How to Reach Us for Policy Services” for more information.)

LIMITS ON TRANSFERS

Procedures Designed to Limit Potentially Harmful Transfers—This policy is not intended as a vehicle for market timing. Accordingly, your ability to make transfers under the policy is subject to limitation if we determine, in our sole opinion, that the exercise of that privilege may disadvantage or potentially hurt the rights or interests of other policyowners.

Any modification of the transfer privilege could be applied to transfers to or from some or all of the Investment Divisions. If not expressly prohibited by the policy, we may, for example:

●	reject a transfer request from you or from any person acting on your behalf

●	restrict the method of making a transfer

●	charge you for any redemption fee imposed by an underlying Fund

●	limit the dollar amount, frequency, or number of transfers.

Currently, if you or someone acting on your behalf requests transfers—either by telephone or electronically—into or out of one or more Investment Divisions on three or more days within any 60-day period, we will send you a letter notifying you that a transfer limitation has been exceeded. If we receive an additional transfer request that would result in transfers into or out of one or more Investment Divisions on three or more days within any 60-day period, we will process the transfer request. Thereafter, we will immediately suspend your ability to make transfers electronically and by telephone, regardless of whether you have received the warning letter. All subsequent transfer requests for your policy must then be made through the U.S. mail or an overnight courier and received in Good Order by the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing). We will provide you with written notice when we take this action.

We currently do not include the following transfers in these limitations, although we reserve the right to include them in the future: transfers to and from the Fixed Account, the first transfer into the Investment Divisions on the Initial Premium Transfer Date, the first transfer out of the MainStay VP U.S. Government Money Market Investment Division within six months of the issuance of a policy immediately after funds have been transferred to the MainStay VP U.S. Government Money Market Investment Division on the Initial Premium Transfer Date, and transfers made pursuant to the Dollar-Cost Averaging, Automatic Asset Rebalancing, and Interest Sweep options.

We may change these limitations or restrictions or add new ones at any time without prior notice; your policy will be subject to these changes regardless of the Issue Date of your policy. All transfers are subject to the limits set forth in the prospectus in effect on the date of the transfer request, regardless of when your policy was issued. Note, also, that any applicable transfer rules, either as indicated above or that we may utilize in the future, will be applied even if we cannot identify any specific harmful effect from any particular transfer.

We apply our limits on transfers procedures to all owners of this policy without exception.

Orders for the purchase of Eligible Portfolio shares are subject to acceptance by the relevant Fund. We will reject or reverse, without prior notice, any transfer request into an Investment Division if the purchase of shares in the corresponding Eligible Portfolio is not accepted by the Fund for any reason. For transfers into multiple Investment Divisions, the entire transfer request will be rejected or reversed if any part of it is not accepted by any one of the Funds. We will provide you with written notice of any transfer request we reject or reverse. You should read the Fund prospectuses for more details regarding their ability to refuse or restrict purchases or redemptions of their shares. In addition, a Fund may require us to share specific policyowner transactional data with them, such as taxpayer identification numbers and transfer information.

Risks Associated with Potentially Harmful Transfers—Our procedures are designed to limit potentially harmful transfers. However, we cannot guarantee that our procedures will be effective in detecting and preventing all transfer activity that could disadvantage or potentially hurt the rights or interests of other policyowners. The risks described below apply to policyowners and other persons having material rights under the policies.

●	We do not currently impose redemption fees on transfers or expressly limit the number or size of transfers in a given period. Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than our procedures in deterring or preventing potentially harmful transfer activity.

●	Our ability to detect and deter potentially harmful transfer activity may be limited by policy provisions.

(1) The underlying Eligible Portfolios may have adopted their own policies and procedures with respect to trading of their respective shares. The prospectuses for the underlying Eligible Portfolios, in effect at the time of any trade, describe any such policies and procedures. The trading policies and procedures of an underlying Eligible Portfolio may vary from ours and be more or less effective at preventing harm. Accordingly, the sole protection you may have against potentially harmful frequent transfers is the protection provided by the procedures described herein.

(2) The purchase and redemption orders received by the underlying Eligible Portfolios reflect the aggregation and netting of multiple orders from owners of this policy and other variable policies issued by us. The nature of these combined orders may limit the underlying Eligible Portfolios’ ability to apply their respective trading policies and procedures. In addition, if an underlying Eligible Portfolio believes that a combined order we submit may reflect one or more transfer requests from policyowners engaged in potentially harmful transfer activity, the underlying Eligible Portfolio may reject the entire order and thereby prevent us from implementing any transfers that day. We do not generally expect this to happen. Alternatively, Funds may request information on individual policyowner transactions and may impose restrictions on individual policyowner transfer activity.

●	Other insurance companies, which invest in the Eligible Portfolios underlying this policy, may have adopted their own policies and procedures to detect and prevent potentially harmful transfer activity. The policies and procedures of other insurance companies may vary from ours and be more or less effective at preventing harm. If their policies and procedures fail to successfully discourage potentially harmful transfer activity, there could be a negative effect on the owners of all of the variable policies, including ours, whose variable Investment Options correspond to the affected underlying Eligible Portfolios.

●	Potentially harmful transfer activity could result in reduced performance results for one or more Investment Divisions, due to among other things:

(1)	an adverse effect on Portfolio management, such as:

a)	impeding a Portfolio manager’s ability to sustain an investment objective;

b)	causing the underlying Eligible Portfolio to maintain a higher level of cash than would otherwise be the case; or

c)	causing an underlying Eligible Portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying Eligible Portfolio.

(2)	increased administrative and Fund brokerage expenses.

(3)	dilution of the interests of long-term investors in an Investment Division if purchases or redemptions into or out of an underlying Eligible Portfolio are made when, and if, the underlying Eligible Portfolio’s investments do not reflect an accurate value (sometimes referred to as “time-zone arbitrage” and “liquidity arbitrage”).

OPTIONS AVAILABLE AT NO ADDITIONAL CHARGE

DOLLAR-COST AVERAGING

Dollar-Cost Averaging is a systematic method of investing which allows you to purchase shares of the Investment Division(s) at regular intervals in fixed dollar amounts so that the cost of your shares is averaged over time and over various market cycles. The main objective of Dollar-Cost Averaging is to achieve an average cost per share that is lower than the average price per share in a fluctuating market. Because you transfer the same dollar amount to a given Investment Division with each transfer, you purchase more units in an Investment Division if the value per unit is low, and fewer units if the value per unit is high. Therefore, you may achieve a lower than average cost per unit if prices fluctuate over the long term. Similarly, for each transfer out of an Investment Division, you sell more units in an Investment Division if the value is low and fewer units if the value per unit is high. Dollar-Cost Averaging does not assure growth or protect against a loss in declining markets. Because it involves continuous investing regardless of price levels, you should consider your financial ability to continue investing during periods of low price levels.

You may not make Dollar-Cost Averaging transfers from the Fixed Account, but you can make Dollar-Cost Averaging transfers into the Fixed Account. In addition, you cannot make transfers into the DCA Plus Account or the DCA Extension Account. Transfers out of the DCA Plus Account are subject to the DCA Plus

Program, and transfers out of the DCA Extension Account are subject to the DCA Extension Program (see below).

You can elect this option as long as your Cash Value is $2,500 or more. We will suspend this option automatically if the Cash Value is less than $2,000 on a transfer date. Once the Cash Value equals or exceeds $2,000, the Dollar-Cost Averaging transfers will resume automatically as last requested.

To set up Dollar-Cost Averaging, you may contact us by phone on our toll-free number (1-800-598-2019), or send a completed Dollar-Cost Averaging form in Good Order to the VPSC at one of the addresses listed on the first page of the prospectus or by any other method we make available. We will make Dollar-Cost Averaging transfers on the date you specify, or if the date you specify is not a Business Day, on the next Business Day. You can specify any day of the month other than the 29th, 30th, or 31st of a month. NYLIAC must receive your written request in Good Order no later than five (5) Business Days prior to the date the transfer(s) are scheduled to begin. If your request for this option is received less than five (5) Business Days prior to the date you request it to begin, the transfer(s) will begin on the date you have specified in the month following receipt of your request in Good Order.

You may cancel the Dollar-Cost Averaging option at any time. To cancel the Dollar-Cost Averaging option, you may call us toll-free at 1-800-598-2019, or send a written cancellation request in Good Order to the VPSC at one of the addresses listed on the first page of the prospectus (or by any other method we make available). You may not elect Dollar-Cost Averaging if you have chosen Automatic Asset Rebalancing or if you have selected an Asset Allocation Model as your premium allocation. If you currently have Dollar-Cost Averaging on your policy and wish to allocate future premiums to an Asset Allocation Model, you must first remove the Dollar-Cost Averaging option. However, you have the option of alternating between Dollar-Cost Averaging and Automatic Asset Rebalancing. Dollar-Cost Averaging is not available when the DCA Plus Program or DCA Extension Program is in place.

DOLLAR-COST AVERAGING PLUS ACCOUNT

The DCA Plus Program allows you to make regular periodic allocations from the DCA Plus Account into the Investment Divisions and/or Fixed Account over the twelve-month period following the Initial Premium Transfer Date. The DCA Plus Account must be elected at the time your policy is issued. It involves the automatic transfer of a specified amount from the DCA Plus Account into the Investment Divisions and/or Fixed Account according to the allocation instructions provided by you. If you choose an Asset Allocation Model, we will make monthly transfers from the DCA Plus Account in accordance with the Investment Division percentages specified by that model. Subsequent premium payments received during the DCA Plus Transfer Period will be allocated similarly, unless you direct us otherwise.

The DCA Plus Account will credit interest at a rate, which we declare periodically, in advance, and at our sole discretion. The rate may fluctuate throughout the DCA Plus Transfer Period, but it will never be less than an annual rate of 2%. We may credit different interest rates to the DCA Plus Account, the Fixed Account, and to the Loan Account. Net Premium payments to the DCA Plus Account will receive the applicable interest rate in effect on the Business Day we receive that premium payment. Interest rates for subsequent premium payments into the DCA Plus Account may be different from the rate applied to prior premium payments made into the DCA Plus Account. Interest accrues and is credited daily. Contact your registered representative for the current rate. Amounts in the DCA Plus Account only earn the DCA Plus Account interest rate while they are in the DCA Plus Account waiting to be transferred to the Investment Divisions and/or Fixed Account. Because the entire initial premium is not in the DCA Plus Account for the full year, the annual effective rate will not be achieved.

If you elect to participate in this program, all or a minimum of $1,000 of the initial Net Premium must be allocated to the DCA Plus Account. Subsequent premiums received within 12 months following the Initial Premium Transfer Date will also be allocated to the DCA Plus Account unless you direct us otherwise. If you participate in the DCA Plus Account program, you cannot use traditional Dollar-Cost Averaging or Interest Sweep until such time that the DCA Plus Account is closed. The DCA Plus Account will close automatically 12 months following the Initial Premium Transfer Date, or such time that the balance in the DCA Plus Account on a DCA Plus Transfer Date falls below $100, whichever is sooner.

Amounts in the DCA Plus Account will be transferred to the Investment Divisions and/or Fixed Account on the monthly anniversary following the Initial Premium Transfer Date. The amount of each transfer will be calculated at the time of the transfer based on the number of remaining monthly transfers and the remaining value in the DCA Plus Account as of the date of the transfer. Transfers from the DCA Plus Account occur automatically and are based on the following formula:

Monthly Anniversary of the Initial Premium Transfer Date	Amount Transferred from the DCA Plus Account (as a percentage of the DCA Plus Account Value as of the applicable Month)
1	8.33%
2	9.09%
3	10.00%
4	11.11%
5	12.50%
6	14.29%
7	16.67%
8	20.00%
9	25.00%
10	33.33%
11	50.00%
12	100.00%

The entire value of the DCA Plus Account will be completely transferred to the Investment Divisions and/or Fixed Account within 12 months of the Initial Premium Transfer Date. For example, if you allocate an initial premium payment to the DCA Plus Account under which the 12-month term will end on December 31, 2017 and we receive a subsequent premium payment for the DCA Plus Account before December 31, 2017, we will allocate the subsequent premium payment to the same DCA Plus Account and transfer the entire value of the DCA Plus Account to the Investment Divisions and/or Fixed Account by December 31, 2017 based on the schedule shown above, even though a portion of the money was not in the DCA Plus Account for the entire 12-month period.

You cannot make transfers into the DCA Plus Account.

Use of the DCA Plus Account does not assure growth or protect against loss in declining markets. Assets in our General Account support the DCA Plus Account.

You can cancel the DCA Plus Account at any time. To cancel the DCA Plus Account, you must send a written cancellation request in Good Order to the VPSC at one of the addresses listed on the first page of the prospectus (or any other address we indicate to you in writing). Upon receiving your cancellation request we will transfer the entire DCA Plus Account balance to the Investment Divisions and/or Fixed Account according to the allocation instructions provided by you (including any Asset Allocation Model you have chosen). DCA Plus may not be available in all jurisdictions.

DOLLAR-COST AVERAGING EXTENSION ACCOUNT

The DCA Extension Program is another optional feature that allows you to make regular periodic allocations from the DCA Extension Account to the Investment Divisions and/or Fixed Account. This program, however, is only available after issue and completion of the DCA Plus Program (if applicable), and only for the first 7 Policy Years (the “DCA Extension Availability Period”). If you select this feature, any single premium payment that we receive during the DCA Extension Availability Period that is a minimum of $10,000 (the “DCA Extension Eligible Premium”) will be applied to the DCA Extension Account. Beginning on the monthly anniversary of the date we receive a DCA Extension Eligible Premium, and continuing for a period of 12 months after we receive that premium, NYLIAC will make periodic transfers on your behalf from the DCA Extension Account into the Investment Divisions and/or Fixed Account in accordance with your premium allocation instructions. If you choose an Asset Allocation Model, we will make monthly transfers from the DCA Extension Account in accordance with the Investment Division percentages specified by that model.

The DCA Extension Account will credit interest at a rate which we declare periodically, in advance, and at our sole discretion. The rate may fluctuate throughout the DCA Extension Transfer Period, but it will never be less than 2%. We may credit different interest rates to the DCA Extension Account, the Fixed Account, and the Loan Account. Net Premium payments to the DCA Extension Account will receive the applicable interest rate in effect on the Business Day we receive a particular DCA Extension Eligible Premium payment. Interest rates for subsequent DCA Extension Eligible Premium payments may be different from the rate applied to prior DCA Extension Eligible Premium payments. Interest accrues and is credited daily. Contact your registered representative for the current rate. Amounts in the DCA Extension Account only earn the DCA Extension Account interest rate while they are in the DCA Extension Account waiting to be transferred to the Investment Divisions and/or Fixed Account. Because the entire DCA Extension Eligible Premium is not in the DCA Extension Account for the full year, the annual effective rate will not be achieved.

If you elect to participate in this program, you cannot use traditional Dollar-Cost Averaging or Interest Sweep until such time that the DCA Extension Account is closed. For DCA Extension to continue as scheduled, the Cash Value in the DCA Extension Account must be at least $100. If the Cash Value falls below this minimum on a DCA Extension transfer date during the 12 month DCA Extension Transfer Period, the DCA Extension Account will close and any remaining balance will be transferred in accordance with your DCA Extension allocation instructions.

You may make a maximum of 12 DCA Extension Eligible Premium payments in a given calendar year. Each DCA Extension Eligible Premium received by us during DCA Extension Availability Period will have its own 12 month transfer schedule, based on the following formula:

The Monthly Anniversary after each DCA Extension Eligible Premium is received	Amount Transferred from the DCA Extension Account per Eligible Premium Payment (as a percentage of the DCA Extension Account Value)
1	8.33%
2	9.09%
3	10.00%
4	11.11%
5	12.50%
6	14.29%
7	16.67%
8	20.00%
9	25.00%
10	33.33%
11	50.00%
12	100.00%

Use of the DCA Extension Account does not assure growth or protect against loss in declining markets. Assets in our General Account support the DCA Extension Account.

You can cancel the DCA Extension Account at any time. To cancel the DCA Extension Account, you must send a written cancellation request in Good Order to the VPSC at one of the addresses listed on the first page of the prospectus (or any other address we indicate to you in writing) or call us toll-free at 1-800-598-2019. Upon receiving your cancellation request we will transfer the entire DCA Extension Account balance to the Investment Divisions and/or Fixed Account according to the allocation instructions provided by you (including any Asset Allocation Model you have chosen). DCA Extension may not be available in all jurisdictions.

The DCA Extension Program is not available while the DCA Plus Program is in effect.

AUTOMATIC ASSET REBALANCING (AAR)

If you choose this option, we will rebalance your assets automatically on a schedule you select among the Investment Divisions in order to maintain a predetermined percentage invested in the Investment Division(s) you have selected. For example, you could specify that 50% of the amount you have in the Investment Divisions of the Separate Account be allocated to a particular Investment Division, and the other 50% be allocated to another Investment Division. Over time, however, performance variations in each of these Investment Divisions would cause this balance to shift. With the Automatic Asset Rebalancing (AAR) option, we will rebalance the amount you have in the Separate Account among the Investment Divisions you have selected so that they are invested in the percentages you specify. Values in the Fixed Account, DCA Plus Account and DCA Extension Account are excluded from AAR.

We will make AAR transfers either quarterly, semi-annually or annually, but not on a monthly basis, based on your Policy Anniversary Date. If your Policy Anniversary Date is on the 29th, 30th or 31st of a month, the rebalancing transfer will occur on the 28th of the month. Your AAR will be cancelled if a premium allocation change or fund transfer is submitted on your behalf and the AAR is not also modified at the time to be consistent with your fund transfer and premium allocation changes. To process AAR transfers, or to modify an existing AAR, you may call us toll-free at 1-800-598-2019, or send a completed AAR form in Good Order to the VPSC at one of the addresses listed on the first page of the prospectus (or by any other method we make available). NYLIAC must receive the request in writing no later than five (5) Business Days prior to the date the transfer(s) are scheduled to begin. If your request for this option is received less than five (5) Business Days prior to the date you request it to begin, the transfer(s) will begin on the date you have specified in the month following receipt of your request.

You can elect this option as long as your Separate Account Value is $2,500 or more. We will suspend this option automatically if the Separate Account Value is less than $2,000 on a rebalancing date. Once the Separate Account Value equals or exceeds this amount, AAR will resume automatically as scheduled. There is no minimum amount that you must allocate among Investment Divisions for this option.

You can cancel or modify the AAR option at any time. To cancel the AAR option, you may call us at 1-800-598-2019 or send a written cancellation request in Good Order to the VPSC at one of the addresses listed on the first page of the prospectus (or any other address we indicate to you in writing). You cannot elect AAR if you have chosen Dollar-Cost Averaging. However, you have the option of alternating between the two options. AAR is available when the DCA Plus and DCA Extension Programs are in place but funds in the DCA Plus and DCA Extension Accounts are not eligible for AAR.

INTEREST SWEEP

You can instruct us to periodically transfer the interest credited to the Fixed Account to the Investment Division(s) you specify. You can elect this option as long as the amount in the Fixed Account is at least $2,500. We will make all Interest Sweep transfers on the date you specify or, if the date you specify is not a Business Day, on the next Business Day. You can specify any day of the month to make these automatic transfers, other than the 29th, 30th, or 31st of the month. We will not process an Interest Sweep transfer unless you contact us on our toll-free number (1-800-598-2019) or send a written request in Good Order to the VPSC at one of the addresses listed on the first page of the prospectus (or by any other method we make available). NYLIAC must receive the request no later than five (5) Business Days prior to the date the transfer(s) are scheduled to begin. If your request for this option is received less than five (5) Business Days prior to the date you request it to begin, the transfer(s) will begin on the date you have specified in the month following receipt of your request.

You cannot choose the Interest Sweep option if you have instructed us to pay any part of your policy charges from the Fixed Account. If you want to elect the Interest Sweep option and you want to allocate your charges, you must allocate your charges to the MainStay VP U.S. Government Money Market Investment Division.

You can request Interest Sweep in addition to either the Dollar-Cost Averaging or Automatic Asset Rebalancing option. If an Interest Sweep transfer is scheduled for the same day as a Dollar-Cost Averaging or Automatic Asset Rebalancing transfer, we will process the Interest Sweep transfer first.

If an Interest Sweep transfer would cause more than the greater of (i) $5,000 or (ii) 20% of the amount you have in the Fixed Account at the beginning of the Policy Year to be transferred from the Fixed Account, we will not process the transfer and we will suspend the Interest Sweep option. If the amount you have in the Fixed Account is less than $2,000, we will automatically suspend this option. Once the amount you have in the Fixed Account equals or exceeds $2,000, the Interest Sweep option will resume automatically as scheduled. You can cancel the Interest Sweep option at any time. To cancel the Interest Sweep option, you may contact us at our toll-free number (1-800-598-2019) or send a written cancellation request in Good Order to the VPSC at one of the addresses listed on the first page of the prospectus (or any other address we indicate to you in writing). Interest Sweep is not available when the DCA Plus or DCA Extension Program is in place. Because the Asset Allocation Models do not invest in the Fixed Account, you may not elect the Interest Sweep option as long as your Cash Value is allocated exclusively to an Asset Allocation Model. If you currently have Interest Sweep on your policy and wish to allocate future premiums to an Asset Allocation Model, you must first remove the Interest Sweep option.

EXPENSE ALLOCATION OPTION

At any time, you can choose how to allocate certain Monthly Deduction Charges from your Cash Value. (See “Charges Associated with the Policy—Deductions from Cash Value” for details.) Expense Allocation is only available from the Fixed Account or the MainStay VP U.S. Government Money Market Investment Division. Because the Asset Allocation Models do not invest in either the Fixed Account or the MainStay VP U.S. Government Money Market Investment Division, you may not elect the Expense Allocation option as long as your Cash Value is allocated exclusively to an Asset Allocation Model.

ADDITIONAL BENEFITS THROUGH RIDERS AND OPTIONS

Subject to jurisdictional availability, you can apply for additional benefits by selecting one or more optional riders. With the exception of the Living Benefits Rider, Insurance Exchange Rider, Overloan Protection Rider and the Spouse’s Paid-Up Insurance Purchase Option Rider, which are available without any additional charges, any riders you choose will have their own charges. In addition, a one-time charge is assessed if the Living Benefits Rider or Overloan Protection Rider is exercised and a payment may be required if the Insurance Exchange Rider is exercised. (See “Table of Fees and Expenses” for more information.) The Living Benefits Rider and the Insurance Exchange Rider are available only on Non-Qualified Policies. All other riders are available on both Qualified and Non-Qualified Policies. The Return of Premium Rider, Intermediate No Lapse Guarantee Rider, Insurance Exchange Rider, Spouse’s Paid-Up Insurance Purchase Option Rider and Guaranteed Minimum Accumulation Benefit Rider can be elected only upon the issuance of the policy; all other riders can be elected at any time, subject to age and/or underwriting restrictions, provided they are available in your state of issue. You may not elect both the Monthly Deduction Waiver Rider and the Waiver of Specified Premium Rider. See “State Variations and Rider Availability” for a list of riders (if any) that may not be available in your state.

•	Return of Premium (ROP) Rider: If you elect this rider, your Life Insurance Benefit will equal the greater of: (a) the sum of your policy’s Face Amount plus the ROP Benefit (described below) or (b) a percentage of the Cash Value equal to the minimum necessary for your policy to qualify as life insurance under IRC Section 7702.

Rider Eligibility: This rider is only available at issue and with Life Insurance Benefit Option 1. Life Insurance Benefit Option 2 is not permitted with this rider. Any change in the Life Insurance Benefit Option will remove the rider from the policy. Upon such an option change, the Face Amount of your policy will be increased by the amount of the ROP benefit and decreased by your policy’s Cash Value.

ROP Benefit: At issue, the ROP Benefit is equal to zero. Generally, any Planned or Unplanned Premium payment made into the policy will increase the rider’s ROP Benefit by the amount of the premiums paid into the policy, subject to the maximum limit shown on the rider’s Specifications Page. This amount of the ROP Benefit will fluctuate depending on the amount of premiums you have made while the rider is in effect, but it will never be less than zero. Any partial surrender will reduce the ROP Benefit by the amount of the partial surrender, including any applicable surrender charges and associated processing fees.

Cessation of Increases to the ROP Benefit: Increases to the ROP Benefit will cease on the earliest of the following dates: (a) on the date that the ROP Benefit equals the Maximum ROP Benefit (as shown in the rider’s Specifications Page); (b) on the ROP Benefit Increase Cessation Date (as shown in the rider’s Specifications Page); (c) on the next Monthly Deduction Day that is on or follows the date we receive your written request in Good Order to stop any further increases; (d) the effective date of any requested increase in the Face Amount of your policy; or (e) the effective date of a change in your Life Insurance Benefit Option. After increases cease, we will not take into account any more premiums paid when determining the ROP Benefit amount. Once increases in this rider’s ROP Benefit cease, they cannot be started again.

Effect of Partial Surrenders on the Policy’s Cash Value and Face Amount; If you request a partial surrender under the policy, the policy’s Cash Value will be reduced by the full amount of the partial surrender. If the amount of the requested partial surrender exceeds the amount of the ROP Benefit, the policy’s Face Amount may be reduced. If so, the reduction in Face Amount will equal the difference between:

a)	the amount of the partial surrender including any associated Surrender Charges and processing fees minus the amount of the ROP Benefit immediately prior to the partial surrender; and

b)	the greater of:

i.

the Cash Value of the policy immediately prior to the partial surrender, minus the amount of the ROP Benefit immediately prior to the partial surrender, minus the Face Amount of the policy divided by the applicable percentage for the life insurance qualification test you chose (as shown on the Table of Percentages for Life Insurance benefit for compliance with Internal Revenue Code Section 7702 in your Base Policy Specifications Pages for the Insured’s Attained Age at the time of the partial surrender), or

ii.	zero.

The Face Amount decrease will first be applied to reduce the most recent Face Amount increase. It will then be applied to reduce the other Face Amount increases in the reverse order in which they took place, and then to decrease the initial Face Amount at issue.

Effect of a Life Insurance Benefit Option change: If you request a change from Life Insurance Benefit Option 1 to Option 2, the rider will terminate and all increases to the ROP Benefit will cease. The Face Amount of your policy will be increased by the amount of the ROP Benefit and decreased by your policy’s Cash Value. Any applicable surrender charges will be assessed. Once terminated the ROP Rider cannot be added back to your policy.

Rider Charge: The cost of this rider is considered part of the Cost of Insurance for the policy. While this rider is in effect, the Monthly Cost of Insurance Charge for the policy will generally be higher than if the ROP Rider was not included. With the ROP Rider, each Planned or Unplanned Premium payment made (up to the maximum amount specified in the Rider), will increase the policy’s Life Insurance Benefit, which will, in turn, increase the policy’s Net Amount at Risk. Because cost of insurance charges are calculated based on the Net Amount at Risk, any increase in the Net Amount at Risk will also increase the Monthly Cost of Insurance Charges. If the ROP Rider is not selected, the payment of premiums into the policy generally will decrease the Net Amount at Risk under Life Insurance Benefit Option 1. The Monthly Cost of Insurance charge is included in the Monthly Deduction Charges which will be deducted from your Cash Surrender Value on each Monthly Deduction Day. For more information on cost of insurance charges and the calculation of the Net Amount at Risk, see “Deductions from Cash Value—Monthly Cost of Insurance Charges.”

Termination of the ROP Rider: You may choose to terminate the rider at any time. If you terminate the rider, your Life Insurance Benefit will equal the amount payable under Life Insurance Benefit Option 1 (unless subsequent option changes are made). Once terminated, the rider cannot be added back to the policy.

●	Intermediate No Lapse Guarantee (INLG) Rider: As long as this rider is in effect and the benefit period has not expired, this rider guarantees that your policy will not lapse even if the policy’s Cash Surrender Value is insufficient to cover the current Monthly Deduction Charges. The INLG rider will waive all policy charges that exceed the policy’s Available Cash Value until the earlier of: (a) the 20th policy anniversary or (b) the policy anniversary on which the insured reaches attained age 80. During the time in which the policy’s No Lapse Guarantee is in effect, the rider’s waiver of charges will replace the benefit under the policy’s embedded No Lapse Guarantee. This rider requires that you make certain premium payments into your policy. If these payments are not made, the rider will lapse. If, however, your Monthly Deduction Charges are being waived under the separate Monthly Deduction Waiver rider, you will receive benefits under that rider and you will not be charged for, or receive a benefit under, this rider. (See “Termination and Reinstatement—No Lapse Guarantees—Rider-Based No Lapse Guarantee—Intermediate No-Lapse Guarantee (INLG) Rider.”) You may cancel this rider at any time by sending us a signed written notice in Good Order. This rider will end on the Monthly Deduction Day on or next following receipt of your request. This rider will also end if the policy ends; the rider has reached is Expiration Date; or if the payment required to satisfy the INLG Premium Test has not been met.

●	Living Benefits Rider (also known as Accelerated Death Benefits Rider in most jurisdictions): Under this rider, if the insured has a life expectancy of twelve months or less, you may request a portion or all of the Life Insurance Benefit Proceeds as an accelerated death benefit. You must elect this rider in order to have it included in your policy. This election can be made at any time. This rider is not available on Qualified Policies.

You can cancel this rider at any time by sending us a signed written notice in Good Order to the VPSC at one of the addresses listed on the first page of the prospectus (or any other address we indicate to you in writing). This rider will end on the date we receive your request.

You may elect to receive an accelerated death benefit of 25%, 50%, 75%, or 100% of certain eligible proceeds from your Life Insurance Benefit Proceeds. We will pay you an amount equal to:

Elected percentage	X	Eligible proceeds	X	Interest factor	-	Administrative fee (up to $150)	-	Elected percentage of an unpaid policy loan

Minimum accelerated benefit amount: $25,000.

Maximum accelerated benefit amount: $250,000 (total for all of your NYLIAC and affiliated companies’ policies).

If you accelerate less than 100% of the eligible proceeds, the remaining Face Amount of your policy after we pay this benefit must be at least $50,000. We do not permit any subsequent acceleration.

When we make a payment under this rider, we will reduce your policy’s Face Amount, rider death benefits, monthly deductions, Cash Value, and any unpaid policy loan based on the percentage you elected. We will deduct an administrative fee of $150 at the time you exercise the rider.

Amounts received under this rider generally will be excludable from your gross income under IRC Section 101(g). The exclusion from gross income will not apply, however, if you are not the insured and if you do not have an insurable interest in the life of the insured either because the insured is your director, officer, or employee, or because the insured has a financial interest in a business of yours.

In some cases, there may be a question as to whether a life insurance policy that has an accelerated living benefit rider can meet certain technical aspects of the definition of a “life insurance contract” under the IRC. We reserve the right (but we are not obligated) to modify the rider to conform to any requirements the IRS may enact.

●	Spouse’s Paid-Up Insurance Purchase Option Rider: This rider allows a spouse who is the beneficiary under the policy to purchase a new paid-up whole life insurance policy on his or her own life without evidence of insurability when the insured dies.

The maximum Face Amount of the spouse’s new paid-up whole life policy is the lesser of:

(1) the maximum amount of the Life Insurance Benefit Proceeds payable under this policy (before any unpaid loan is deducted); or

(2) $5,000,000.

If the insured’s spouse dies at the same time as the insured or within 30 days after the insured’s death and does not exercise the option under this rider, we will pay a benefit to the spouse’s estate equal to the maximum amount of insurance coverage that could have been purchased under this rider, minus the premium payment that would have been required for that insurance (cannot exceed a maximum of $2.5 million).

If a third party (including a trust) is the policyowner and beneficiary under the policy, that third party can also exercise the option and purchase a paid-up whole life policy on the life of the spouse. The policyowner must have an insurable interest in the life of the spouse and the spouse must consent to the issuance of the new insurance in writing.

●	Accidental Death Benefit Rider: This rider provides an additional death benefit if the Primary Insured’s death was caused directly, and apart from any other cause, by accidental bodily injury. We will pay the additional death benefit if the Primary Insured dies within one year of such accident. No benefit is payable under the rider if the death of the insured occurs before the insured’s first birthday or after the policy anniversary on which the insured is age 70.

●	Guaranteed Insurability Rider: This rider allows you to purchase additional insurance coverage on the primary insured, on a scheduled option date or alternative option date, without providing any evidence of insurability. Scheduled option dates are the policy anniversaries on which the primary insured attains each of the following ages: 22, 25, 28, 31, 34, 40, 43, and 46. An alternative option date is the Monthly Deduction Day on or following the date that is three months after any of these events:

o	the marriage of the primary insured;

o	the birth of a living child to the primary insured; or

o	the legal adoption of a child by the primary insured.

If elected, the new policy or increase in Face Amount will take effect as of a scheduled or alternative option date. This date always will be a Monthly Deduction Day. When one of the events that would trigger an alternative option date occurs, we will automatically provide term insurance for the three month period between the event and the alternative option date. If you purchase additional insurance coverage on an alternative option date, you may not purchase additional insurance coverage on the next scheduled option date.

In order to exercise this rider’s benefit on an option date, the rider must be in effect on that date. The minimum amount of additional insurance coverage that you can purchase on each option date is $10,000 and the maximum amount is the lesser of $150,000 or a multiple of the policy’s Face Amount based on the Primary Insured’s age when the policy was Issued, The multiples are set forth below:

Age At Issue	Multiple
18-21	5 times Face Amount
22-37	2 times Face Amount
38-43	1 times Face Amount

This rider will end on the policy anniversary on which the primary insured is age 46. However, if any of the events that trigger an alternative option date occurs within 3 months before that anniversary, you will continue to have the right to purchase additional insurance coverage until that option date. We will provide the automatic term insurance coverage up to that option date as well.

●	Insurance Exchange Rider: This rider allows you to exchange the policy for a new NYLIAC variable universal life policy issued on a new insured using the cash values from your original policy. This rider is included in the policy at no additional cost. This rider is not included in the policy if you elect the Guaranteed Minimum Accumulation Benefit Rider. This rider may only be exercised once under the Policy. To exercise this rider, you must send a completed Insurance Exchange Rider form in Good Order to the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing).

When an exchange is made to a new policy the Cash Value of your policy will be transferred to the new policy and become the Cash Value for the new policy. However, the Cash Surrender Value under the new policy may be different since surrender charges will be based on the new insured’s age and gender. The maximum Face Amount of the new policy is the lesser of the Face Amount of the original policy on the Policy Date or the Face Amount of the original policy on the date of the exchange.

Before we can issue the new policy, you must provide us with evidence of insurability on the new insured (requiring full medical underwriting) and have an insurable interest in the new insured. The Policy Date and the Issue Date of the new policy will be the date on which the policy is exchanged. The new cost of insurance rates, premium payments and charges will be based on the new insured’s age, gender, and risk classification at the time the exchange occurs. However, surrender charges on the new policy will be measured from the Policy Date of the original policy.

Under certain circumstances, you may be required to make a payment in order to exercise the exchange rider:

(1)	If the Cash Surrender Value of the new policy will exceed the Cash Surrender Value of the original policy, then a payment equal to 103% of the difference between these two values will be required.

(2)	If the Cash Surrender Value of the new policy after the exchange would be zero or lower, then a payment in an amount sufficient to keep the new policy in effect for two months following the date of exchange will be required.

These payments will be treated as a premium payment and will be applied to your policy.

The IRS has ruled that an exchange of policies pursuant to this type of rider does not qualify as a tax-deferred exchange under IRC Section 1035. Accordingly, the exercise of your rights under this rider will result in a taxable event. You will be required to include in gross income an amount equal to the gain in the policy. The exercise of your rights under this rider also may result in the new policy’s classification as a modified endowment contract, as discussed in the prospectus. You should consult your tax adviser about the potential adverse tax consequences of exercising your rights under this rider.

●	Monthly Deduction Waiver Rider: This rider provides for the waiver of Monthly Deduction Charges if the insured becomes totally disabled for at least six consecutive months. We will waive your Monthly Deduction Charges as long as the disability continues. From time to time we may require proof that the insured is totally disabled. We will pay for any medical examination necessary in connection with such proof. This rider will end on the policy anniversary on which the insured is age 65. When disability begins on or before age 60 and continues to age 65, deductions will be waived until the base policy ends. If disability begins after age 60 and before age 65, deductions will be waived to age 65. If there is no disability at all, the rider ends at age 65. If you elect this rider, you may not elect the Waiver of Specified Premium rider. If you have elected the INLG Rider, you will not be charged for, or receive a benefit under that rider if Monthly Deduction Charges are being waived under this rider.

●	Overloan Protection Rider: Subject to state availability, your policy will include the Overloan Protection Rider provided that you have elected the GPT as the policy’s Life Insurance Qualification Test. (See “Policy Payment Information — Life Insurance Benefit Options.”) When activated, the Overloan Protection Rider guarantees that your policy will not lapse even if: (1) the policy’s Cash Surrender Value is insufficient to cover the current Monthly Deduction Charges or (2) the policy’s outstanding loans plus accrued loan interest exceed its Cash Value.

In order to activate the Overloan Protection Rider you must provide us with a written request in Good Order. A one-time charge will be deducted from the policy’s Cash Value on the activation date. There is no charge if the Rider is never activated. In addition, the following conditions must be met upon receipt of your written request:

●	The policy must be in effect for at least 15 years.

●	The insured must be at least age 75.

●	The Life Insurance Benefit Option elected under the base policy is Option 1 (if you request to exercise the rider and you had elected Life Insurance Benefit Option 2, we will automatically switch it to Option 1 before activating the rider).

●	Any outstanding loan plus accrued loan interest exceeds the Face Amount of the policy in effect at the time of activation.

●	Any outstanding loan plus accrued loan interest must be less than 99% of the policy Cash Value after the deduction of any surrender charges and the one-time rider charge.

●	Activation of the rider cannot cause the policy to violate the GPT at any duration.

●	Cumulative partial surrenders taken must be no less than the total premiums paid under the policy.

●	The policy is not a Modified Endowment Contract (MEC), and would not become a MEC upon activation of the rider. (For a discussion of these rules, see “Federal Income Tax Considerations—Modified Endowment Contract Status”).

Once the policy meets the conditions outlined above, we will mail a notice to you at your last known address to notify you that the Overloan Protection Rider can be activated. The Overloan Protection Rider will be effective on the Monthly Deduction Day following the day we receive your written request to activate in Good Order, provided that the policy still meets the conditions for rider activation. Once in effect, the Overloan Protection Rider will prevent your policy from ending. The following changes to your policy will take effect.

●	The Face Amount of the policy will be changed to 101% of the policy’s Cash Value (the “OLP Face Amount”).

●	The policy’s Life Insurance Proceeds will be the greater of: A or (B x C) where:

A	=	The OLP Face Amount calculated at rider activation;
B	=	the greater of: (i) the policy’s Cash Value, or (ii) any outstanding loan(s) plus accrued loan interest; and
C	=	the minimum percentage necessary for the policy to qualify as life insurance under Section 7702 of the Internal Revenue Code.

●	Any Cash Value under the policy that is not invested in the Fixed Account will be transferred to the Fixed Account.

●	Any riders, except the Overloan Protection Rider, will end.

●	No further policy changes, premium payments, transfers, partial surrenders, or full surrenders will be allowed.

●	No additional loans (except those resulting from unpaid loan interest) or loan repayments will be permitted.

●	Loan interest will continue to accrue. If not paid when due, the interest will become part of any outstanding loan and will also accrue interest.

●	No further Monthly Deduction Charges will be taken.

This policy may be purchased with the Overloan Protection Rider, with the intention of accumulating cash value on a tax-free basis over some period (such as, until retirement) and then periodically borrowing from the Policy without allowing the Policy to lapse. Anyone contemplating the purchase of the Policy with the intention of pursuing this strategy or otherwise exercising the “overloan protection” provided under the Overloan Protection Rider should be aware that, among other risks, it has not been ruled on by the IRS or the courts and it may be subject to challenge by the IRS, since it is possible that the loans will be treated as taxable distributions when the Overloan Protection Rider is activated. For this reason, you should consider very carefully, after consultation with your tax advisor, whether to exercise the Overloan Protection Rider.

●	Guaranteed Minimum Accumulation Benefit Rider: The Guaranteed Minimum Accumulation Benefit (GMAB) Rider provides a guarantee that at the end of the 12th Policy Year, your Separate Account Value will not be less than the value of the GMAB Account minus any unpaid loans and accrued loan interest (“Adjusted GMAB Account Value”).

Rider Benefit: At the end of the 12th Policy Year, if the Separate Account Value is less than the Adjusted GMAB Account Value, the Separate Account Value will be increased to equal the Adjusted GMAB Account Value (“Rider Exercise”). Any increase to the Separate Account Value will be divided equally among your current allocations to the GMAB Investment Divisions on the date of the increase. None of this increase will be allocated to a discontinued GMAB Allocation Alternative. If the Separate Account Value is more than the Adjusted GMAB Account Value at this date, the Separate Account Value will not be increased. If the insured dies while the GMAB Rider is in effect, but before Rider Exercise, the GMAB Rider will end and you will not receive the GMAB Account Value as part of a Life Insurance Benefit.

Because the GMAB Rider generally provides protection against decreases in the policy’s Separate Account Value due to negative investment performance, this Rider may not be a benefit to you if all or most of your cash value is allocated to the Fixed Investment Options. You should elect this Rider only if you have, or intend to have, most or all of your cash value allocated to the GMAB Investment Divisions. The Rider does not guarantee a return of principal.

This Rider will provide no benefit if you surrender the policy (or cancel the Rider) before the end of the 12th Policy Year. You should select this Rider only if you intend to keep the policy for at least twelve years. This Rider also provides no benefit if the policy lapses, even if the Adjusted GMAB Account Value is greater than the Separate Account Value.

Rider Eligibility and Investment Restrictions: To be eligible for this rider, you must elect it at policy issue and allocate all of your cash value to any one (or more) of the following GMAB Allocation Alternatives:

MainStay VP Balanced – Initial Class

MainStay VP Bond – Initial Class

MainStay VP Conservative Allocation – Initial Class

MainStay VP Floating Rate – Initial Class

MainStay VP Income Builder – Initial Class

MainStay VP Janus Henderson Balanced – Initial Class

MainStay VP MacKay Convertible – Initial Class

MainStay VP MacKay Government – Initial Class

MainStay VP MacKay High Yield Corporate Bond – Initial Class

MainStay VP MacKay Unconstrained Bond – Initial Class

MainStay VP MFS® Utilities – Initial Class

MainStay VP Moderate Allocation – Initial Class

MainStay VP Moderate Growth Allocation – Initial Class

MainStay VP PIMCO Real Return – Initial Class

MainStay VP U.S. Government Money Market – Initial Class

BlackRock® Global Allocation V.I. Fund – Class I

Fixed Account

DCA Plus Account

DCA Extension Account

If you allocate your Cash Value to any Investment Option other than the GMAB Allocation Alternatives, your allocation will be pended and you will be given the opportunity to cancel or modify your allocation. If you do not reallocate your Cash Value to a GMAB Allocation Alternative after such notice, the GMAB Rider will end and you will be subject to a cancellation fee. If you have elected the GMAB Rider, the only Asset Allocation Model you can select is Conservative as that Model is composed entirely of Investment Divisions that are consistent with the GMAB Allocation Alternatives. (See “Management and Organization—Asset Allocation Models” for more information.) All subsequent premium payments and/or transfers must be made to one or more of these GMAB Allocation Alternatives. We may make changes to the GMAB Allocation Alternatives available with the GMAB Rider by discontinuing a GMAB Investment Division because it has been: (1) closed by liquidation; or (2) merged or substituted with an Investment Division not offered as a GMAB Allocation Alternative. We will promptly notify you of any such change and request conforming allocation and/or transfer instructions from you. If we do not receive these instructions within 60 days of notification, we will transfer the amount in your discontinued GMAB Allocation Alternative to (1) the MainStay VP U.S. Government Money Market Investment Division in the event of a closure by liquidation, or (2) if in the context of a substitution approved by the SEC, the replacement GMAB Allocation Alternative. Any loan repayments, partial withdrawals or premium payments that were directed to the discontinued GMAB Allocation Alternative will also be reallocated to the MainStay VP U.S. Government Money Market Investment Division or the replacement GMAB Allocation Alternative (as applicable), if not reallocated by you. We may also discontinue offering a GMAB Allocation Alternative at any time. If we do so, any funds already allocated to that discontinued GMAB Allocation Alternative may remain, but no additional funds may be allocated, reallocated, or transferred to that allocation alternative. If we do not receive conforming instructions for future allocations or transfers, we will allocate these amounts to the MainStay VP U.S. Government Money Market Investment Division.

You are not eligible for the GMAB Rider if you have elected the Cash Value Accumulation Test as the policy’s Life Insurance Qualification Test.

Conflicts of Interest: Although the investment restrictions required by the GMAB Rider (including the Conservative Asset Allocation Model) are generally designed to provide protection against decreases in the policy’s Separate Account Value due to negative investment performance, please note that they may also limit your full participation in positive investment performance. The intended protection against (or limitation of) negative investment performance is in NYLIAC’s best interest, since it reduces the likelihood that NYLIAC will be required to pay benefits under the GMAB Rider, or reduces the potential magnitude of those benefit payments. This reduces the likelihood that you will benefit from the GMAB Rider, or receive the full magnitude of any benefit from, the GMAB Rider. Other Investment Options (or Asset Allocation Models) that are available if you do not select the GMAB Rider may offer the potential for higher returns. In addition, although we do not currently do so, we may elect to include Investment Divisions that utilize “volatility management strategies” as GMAB Allocation Alternatives. If you allocated your premium payments and Cash Value to one or more Investment Divisions that employed such a strategy, it could further reduce the likelihood that you would benefit from the GMAB Rider, or receive the full potential magnitude of any benefit payments we would be required to make under the GMAB Rider. In addition, any negative impact to the performance of a fund due to a volatility management strategy could limit increases in your Cash Value. You should consult with your registered representative and carefully consider whether the investment restrictions required by the GMAB Rider meet your investment objectives and risk tolerance.

Rider Charges and Fees: Each month, while the rider is active and the GMAB Account Value is greater than zero, we will deduct a GMAB Rider Charge based on the Adjusted GMAB Account Value. We can increase this charge, but we guarantee that the GMAB Rider Charge will never exceed 1.50% of the Adjusted GMAB Account Value on an annualized basis. The current rate will be set by us, in advance, at least once a year. We will not deduct the GMAB Rider Charge if the Adjusted GMAB Account Value is zero or less. A cancellation fee of no more than 2% of the Adjusted GMAB Account Value may apply if the rider is canceled prior to the end of the 12th Policy Year.

GMAB Account Value: The GMAB Account Value is only a shadow account value that does not have cash value or loan value. As such, the GMAB Account cannot be used to support the payment Monthly Deduction Charges and/or Separate Account charges; loans or loan repayments; surrenders, partial surrenders or periodic partial withdrawals; premium payments; or to reinstate a policy. You will not receive the GMAB Account Value on a 1035 exchange, or other policy exchange, or as part of a Life Insurance Benefit payment (other than those that may be paid in connection with Section 7702 of the IRC).

The initial GMAB Account Value is equal to the initial Net Premiums allocated to the GMAB Investment Divisions. On any Monthly Deduction Day thereafter, a calculation equal to (a + b + c – d – e – f + g) will be performed to determine the GMAB Account Value where:

a =	the GMAB Account Value on the prior Monthly Deduction Day;

b =	the sum of all Net Premiums allocated to the GMAB Investment Divisions since the prior monthly deduction day;

c =	any amounts transferred (or otherwise added) to the GMAB Investment Divisions since the prior Monthly Deduction Day;

d =	the portion of the monthly deductions from cash value and separate account charges (including the GMAB Rider Charge) deducted from the GMAB Investment Divisions on that Monthly Deduction Day:

e =	the amount of any GMAB Proportional Transfer(s) made since the prior Monthly Deduction Day;

f =	the amount of any GMAB Proportional Withdrawal(s) taken since the prior monthly Deduction Day; and

g =	the product of (i) x (ii) where:

(i)	= the GMAB Interest Rate; and

(ii)	= (a + b + c – d – e – f) minus any outstanding loans and accrued loan interest.

The persistency credit does not apply to the GMAB Account Value.

The GMAB Interest rate will never be less than 2% on an annualized basis. For purposes of calculating the GMAB Account Value, any amounts you are permitted to retain in certain discontinued GMAB Allocation Alternatives will be counted as cash value held in the GMAB Investment Divisions. A GMAB Proportional Transfer is equal to the amount you transfer (or is otherwise deducted) from the GMAB Investment Divisions to the Fixed Account, divided by the cash value attributable to the GMAB Investment Divisions immediately preceding this transfer, multiplied by the GMAB Account Value on the effective date of the transfer. A GMAB Proportional Withdrawal is equal to the sum of the partial surrenders (including associated fees or charges, if any) deducted from the GMAB Investment Divisions, divided by the cash value attributable to the GMAB Investment Divisions immediately preceding the surrender, multiplied by the GMAB Account Value on the effective date of the surrender.

The GMAB Account Value may be less than the Separate Account Value of the policy and may be less than the total premiums paid. This may occur due to the impact on the GMAB Account Value of: (1) monthly deductions from cash value and separate account charges; (2) transfers and withdrawals; and (3) higher returns in the Separate Account Investment Divisions compared to the 2% annualized return on the GMAB Account Value. The rider does not guarantee a return of principal.

The GMAB Account Value does not include any amounts allocated, or that you subsequently transfer from the GMAB Investment Divisions to the Fixed Account. Partial surrenders deducted from the cash value attributable to the GMAB Investment Divisions and transfers from the GMAB Investment Divisions to the Fixed Investment Options will result in proportionate reductions to the GMAB Account Value. These reductions to the GMAB Account Value can be greater than the dollar amount of these surrenders or transfers.

Anniversary Option: At the end of the 12th Policy Year, you have the option to elect another benefit period under the GMAB Rider available at that time if we receive your election notice in Good Order by the date specified in the rider. The GMAB Rider Charge and the GMAB Interest Rate for the new GMAB Rider will be based on the rates then in effect.

Impact of Surrenders: As noted above, partial surrenders will effect a proportional reduction of the GMAB Account Value and the GMAB Rider Charge. Set forth below is an example of how the benefit of the GMAB Rider would be affected by surrender activity.

For a policy with a $250,000 Face Amount, a Separate Account Value of $80,000 and a GMAB Account Value of $100,000, if a policyholder requested a partial surrender of $10,000 in Policy Year 8:

●	the Separate Account Value would be reduced by $10,240 to $69,760 ($80,000 minus the partial surrender and any associated surrender fees ($10,000 + $240)); and

●	the GMAB Account Value would be proportionately reduced by $12,800 to $87,200 (the amount of the partial surrender including any associated fees and charges deducted from the GMAB Investment Divisions ($10,240) divided by the cash value attributable to the GMAB Investment Divisions immediately prior to the partial surrender ($80,000), multiplied by the GMAB Account Value on the effective date of the partial surrender ($100,000)).

Termination of the rider: You may cancel the rider at any time. To cancel the rider, you must send a signed notice in Good Order to the VPSC at one of the addresses noted on the first page of the Prospectus (or any other address we indicate to you in writing). If a cancellation occurs prior to the end of the 12th Policy Year, a cancellation fee of no more than 2% of the Adjusted GMAB Account Value may apply. The rider will end on the date we receive your request. The rider will also end if the insured dies prior to the end of the benefit period; the policy ends, is surrendered or lapses; at the end of the 12th Policy Year; or if you choose to make a premium payment or transfer to an allocation alternative other than a GMAB Allocation Alternative after notification. The rider provides no benefit if the policy lapses, or if you cancel the rider prior to the end of the 12th Policy Year, even if the Adjusted GMAB Account Value is greater than the Separate Account Value.

●	Waiver of Specified Premium (WSP) Rider: Subject to jurisdictional availability, this rider will pay, on each Monthly Deduction Day, a specified premium amount (the “WSP Amount”) into the policy if the insured suffers from a total disability (lasting at least six (6) consecutive months) while the WSP Rider is in force. You must provide proof that the insured has been totally disabled for at least six consecutive months before we will pay the WSP Amount into the policy. Written notice and proof of total disability must be provided to us in Good Order at the VPSC, or any other location that we indicate to you in writing, while the insured is living and has a total disability, or as soon as it can reasonably be done. From time to time, we may require proof that the insured is totally disabled. We will pay for any medical examination necessary in connection with such proof.

We will deduct a Premium Expense Charge from any WSP Amount. The first benefit payment will include a one-time lump sum that covers any WSP Amount that would have been paid from the beginning of the insured’s total disability. We will also return any WSP Rider charges that were deducted during this period. We will pay the WSP Amount until: (a) the period of total disability ends; (b) the policy anniversary on which the insured is age 65; or (c) the policy ends or is surrendered, whichever comes first. Monthly WSP rider charges are waived during any period when the WSP Amount is being paid. The WSP Rider is available for issue ages from 0-59. Note: Payment of the WSP Amount does not guarantee that your policy will not lapse. Although we will pay the WSP Amount into your policy each month while you are on claim, we will also continue to deduct applicable Monthly Deduction Charges. You may be required to pay additional premiums during a period of total disability to maintain the policy in force.

At rider issue, the WSP Amount is based on: (a) the Face Amount of the policy, and (b) the insured’s issue age, gender, and risk classification. The WSP Amount may not be greater than $12,500 on a monthly basis. Subject to this maximum, if changes occur that increase or decrease the Face Amount of the policy, or modify the insured’s class of risk, the WSP Amount will vary accordingly. The WSP Amount will not increase or decrease during a period of total disability, but it will be recalculated (if necessary) to account for any changes affecting that amount if the disability period ends. The monthly rider charge is calculated by multiplying the WSP Amount by a rate that is based on the insured’s gender at birth and age at rider issue and/or at the time of any changes to the WSP Amount. In addition, certain underwriting risks—including the insured’s medical condition, occupation or avocation—may increase the monthly rider charge, if applicable. Although the monthly rider charge can vary, it will never be greater than $217.50 per $1,000 of WSP Amount.

You may cancel the rider at any time by sending us a signed notice in Good Order. The rider ends on the earlier of any of the following events: when the policy ends, when the policy is surrendered, or on the policy anniversary on which the insured is age 65.

AGE 121 POLICY ANNIVERSARY

Beginning on the policy anniversary on which the insured is age 121, the Life Insurance Benefit will remain inforce for all subsequent years, but the following limitations will apply:

(a)	No further Planned or Unplanned Premiums will be allowed, except as needed to keep your policy from lapsing.

(b)	No Face Amount or Life Insurance Benefit Option changes will be permitted.

(c)	Other than the Monthly Mortality and Expense Risk Charge, no further monthly deductions will be made from your Cash Value.

(d)	Your Cash Value will continue to be invested in the Investment Options chosen by the Owner.

(e)	Transfers among the Investment Options will continue to be allowed.

(f)	Partial surrenders and loan repayments will continue to be allowed.

(g)	New policy loans may be requested and loan interest will continue to accrue on any new and existing loans at the current Loan Interest Rate. However, if the amount of any unpaid loans (including any accrued loan interest) is greater than the Cash Value of your policy less surrender charges, your policy could lapse.

(h)	Any other riders attached to your policy will end, unless stated otherwise in the rider. The ROP Rider will not end at age 121.

Please consult your tax advisor regarding the tax implications of these options.

If your policy is still in effect when the insured dies, we will pay the Life Insurance Proceeds to the beneficiary.

TAX-FREE “SECTION 1035” INSURANCE POLICY EXCHANGES

Generally, you can exchange one life insurance policy for another in a “tax-free exchange” under Section 1035 of the IRC. Before making an exchange, you should compare both policies carefully. Remember that if you exchange another policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy. Also, some charges may be higher (or lower), and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income and penalty taxes on the exchange. You should not exchange another policy for this one unless you determine, after knowing all of the facts, that the exchange is in your best interest. New York Life may accept standard electronic instructions from another insurance carrier for the purposes of effecting a Section 1035 exchange.

Because the final surrender value of your existing policy will be calculated once the new life insurance policy has been approved for issuance, this final surrender value may be impacted by increases or decreases in policy values that result from market fluctuations during the period between submission of the exchange request and actual processing. The final surrender value may be calculated several Business Days after we receive your exchange request in Good Order. Please consult your current insurer for options to potentially mitigate market exposure during this period. In addition, as we will not issue the new policy until we have received an initial premium from your existing insurance company, the issuance of the policy in an exchange could be delayed.

24-MONTH EXCHANGE PRIVILEGE

Within the first 24 months after the Issue Date of your policy, if you decide that you do not want to own a variable policy, you may exchange it for a new policy on the life of the Insured without evidence of insurability and without a Surrender Charge deduction.

The new policy will be on a permanent plan of life insurance, which we were offering for this purpose on the Issue Date of this VUL Policy. The new policy will have a face amount equal to the initial Face Amount of this Policy. It will be based on the same Policy Date, Insured’s class of risk, gender, and Issue Age as this Policy, but will not offer variable investment options such as the Investment Divisions. The new policy will have the same provisions and be subject to the same limitations as are in the series of permanent plan life insurance policies being issued by us on that date. All riders attached to this Policy will end on the date of exchange, unless we agree otherwise.

In order to exchange your policy:

●	your policy must be in effect on the date of the exchange;

●	you must repay any unpaid loan (including any accrued loan interest); and

●	you must submit a written request in Good Order to the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing).

We will process your request for an exchange on the later of: (1) the Business Day on which we receive your written request in Good Order along with your policy, or (2) the Business Day on which we receive the necessary loan payment for your exchange in Good Order at the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing). The policy exchange will be effective on the later of these two dates. The amount applied to your new policy will be the policy’s Cash Value plus a refund of all Monthly Cost of Insurance Charges, Monthly Per Thousand of Face Amount Charges, Premium Expense Charges and any rider charges taken as of the date of the exchange. We will not refund

Monthly Mortality and Expense Risk Charges, or Monthly Contract Charges. Because policy values may increase or decrease due to market fluctuations during the period between submission of the exchange request and actual processing, the Cash Value applied to your new policy may be impacted. Please consult your registered representative for options to potentially mitigate market exposure during the time it will take to process the exchange. We will require you to make any adjustment to the premiums and Cash Value of your variable policy and the new policy, if necessary.

When you exchange your policy, all riders and benefits for that policy will end, unless otherwise required by law. Requests received after 4:00 pm (Eastern Time) on a Business Day, or on a non-Business Day, will be processed as of the next Business Day.

PREMIUMS

For the purpose of determining whether we require additional underwriting when accepting a premium payment, we classify your premium payments as planned or unplanned premiums.

The currently available methods of payments are: direct payment to NYLIAC, pre-authorized monthly deductions from your bank, credit union or similar accounts or any other method agreed to by us.

Acceptance of initial and subsequent premium payments is subject to our suitability standards.

PLANNED PREMIUM

When you apply for your policy, you select a premium payment schedule, which indicates the amount and frequency of premium payments you intend to make. The premium amount you select for this schedule is called your “planned premium.” It is shown on the Policy Specifications Page. Factors that should be considered in determining your premium payment are: age, underwriting class, gender, policy Face Amount, Investment Division performance, loans, and riders you add to your policy.

You can make additional planned premium payments at any time up to the insured’s attainment of age 121 (except as permitted in “Age 121 Policy Anniversary”). However, if payment of a planned premium will cause the Life Insurance Benefit of your policy to increase more than the Cash Value will increase, we may require proof of insurability before accepting that payment and applying it to your policy. We will require one or more additional premium payments in the circumstance where the Cash Surrender Value of your policy is determined to be insufficient to pay the charges needed to keep your policy in effect. Should the additional payment(s) not be made, your policy will lapse.

UNPLANNED PREMIUM

An unplanned premium is a payment you make that is not part of the premium schedule you choose.

●	While the insured is living, you may make unplanned premium payments at any time before the policy anniversary on which the insured is age 121 (except as permitted in “Age 121 Policy Anniversary”). However, if payment of an unplanned premium will cause the Life Insurance Benefit of your policy to increase more than the Cash Value will increase, we may require proof of insurability before accepting that payment and applying it to your policy. The Life Insurance Benefit increase may occur in order for your policy to continue to qualify as life insurance under IRC Section 7702.

●	If you exchange another life insurance policy to acquire this policy under IRC Section 1035, we will treat the proceeds of that exchange as an unplanned premium.

●	The minimum unplanned premium amount we allow is $50.

●	We may limit the number and amount of any unplanned premium payments.

Unplanned premiums must be sent to NYLIAC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing). Acceptance of initial and subsequent premium payments is subject to our suitability standards.

RISK OF MINIMALLY FUNDED POLICIES

You can make additional planned or unplanned premium payments at any time up to the insured’s attainment of age 121 (except as permitted in “Age 121 Policy Anniversary”). We will require one or more additional premium payments in the circumstance where the Cash Surrender Value of your policy is determined to be insufficient to pay the charges needed to keep your policy in effect. Should the additional payment(s) not be made, your policy will lapse.

Although premium payments are flexible, you may need to make subsequent premium payments so that the Cash Surrender Value of your policy is sufficient to pay the charges needed to keep your policy in effect. A policy that is maintained with a Cash Surrender Value just sufficient to cover deductions and charges, or that is otherwise minimally funded, is more likely to be unable to maintain its Cash Surrender Value because of market fluctuation and performance-related risks. When initially determining the amount of your planned premium payments, you should consider funding your policy at a level that has the potential to maximize the investment opportunities within your policy and to minimize the risks associated with market fluctuations. (Your policy can lapse even if you pay all of the planned premiums on time.)

TIMING AND VALUATION

Your premium will be credited to your policy on the Business Day that it is received, assuming it is received prior to the close of regular trading on the New York Stock Exchange, generally 4:00 p.m. Eastern Time. Any premiums received after that time will be credited to your policy on the next Business Day.

The Fund assets making up the Investment Divisions will be valued only on those days that the NYSE is open for trading. Generally, the NYSE is closed on Saturdays, Sundays and major U.S. holidays.

FREE LOOK

You have the right to cancel your policy, within certain limits. Under the Free Look provision of your policy, in most jurisdictions, you have 20 days after you receive your policy to return it and receive a refund. You can cancel increases in the Face Amount of your policy under the same time limits. (See “State Variations and Rider Availability” for state-by-state details.) To receive a refund, you must return the policy to the VPSC at one of the addresses noted on the first page of the prospectus (or any other address we indicate to you in writing) or to the registered representative from whom you purchased the policy within 20 days of receiving the policy, along with a written request for cancellation in Good Order. If you cancel your policy, we will generally pay you your policy’s Cash Value, plus any Premium Expense Charges and Monthly Deduction Charges, minus loans and accrued loan interest calculated as of the Business Day that the VPSC or the registered representative through whom you purchased it receives the policy along with the written request for cancellation in Good Order.

If you cancel an increase in the Face Amount of your policy, we will refund the premium payments you have paid in excess of the planned premiums that are allocated to the increase, less any part of the excess premium payments that we have already paid to you.

PREMIUM PAYMENTS

Premium payments should be mailed to: NYLIAC, 75 Remittance Drive, Suite 3021, Chicago, IL 60675-3021 or by express mail to NYLIAC, Suite 3021, c/o The Northern Trust Bank, 350 North Orleans Street, Receipt & Dispatch, 8th Floor, Chicago, IL 60654. Acceptance of initial and subsequent premium payments (whether planned or unplanned) are subject to our suitability standards.

The currently available methods of payment are: direct payment to NYLIAC, pre-authorized monthly deductions from your bank, credit union or similar accounts and any other method agreed to by us.

We apply the Net Premium to the Investment Divisions (including those available with the Asset Allocation Models), the Fixed Account and/or DCA Accounts, according to your instructions.

If you elect the GPT to determine whether your policy qualifies as life insurance under IRC Section 7702, we may limit your premium payments. If the premiums paid during any Policy Year exceed the maximum amount permitted under the GPT, we will return to you the excess amount within 60 days after the end of the Policy Year. The excess amount of the premiums we return to you will not include any gains or losses attributable to the investment return on those premiums. We will credit interest at a rate of not less than 2% on those premiums from the date such premiums cause the policy to exceed the amount permitted under the GPT to the date we return the premiums to you. (See “Policy Payment Information—Life Insurance Benefit Options” for more information.)

The payment of the initial premium (and any other planned or unplanned premium made before the Initial Premium Transfer Date) will be applied to the General Account. On the Initial Premium Transfer Date, we allocate the Net Premium, along with any interest credited, to the Investment Divisions of the Separate Account (including those available with the Asset Allocation Models), the Fixed Account, and/or the DCA Plus Account according to the most recent premium allocation election you have given us. You can change the premium allocation any time you make a subsequent premium payment by submitting a revised premium allocation form to one of the addresses listed for payment of subsequent premiums on the first page of this prospectus (or any other address we indicate to you in writing). Your revised premium allocation selection will be effective as of the Business Day the revised premium allocation is received by the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing). Premium allocation selections received after market close will be effective the next Business Day. The allocation percentages must be in whole numbers.

CHECK-O-MATIC

Check-O-Matic is a service that allows you to authorize monthly electronic deductions from your checking account in order to make premium payments. You can select any day of the month to initiate drafts except the 29th, 30th and 31st. If a draft date is not selected, it will be the Policy Date. A voided blank check must be forwarded along with an application to begin Check-O-Matic. To set up the Check-O-Matic option, you must submit your request in writing in Good Order to the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing).

PREMIUM PAYMENTS RETURNED FOR INSUFFICIENT FUNDS

If your premium payment is returned by the bank for insufficient funds, we will reverse the Investment Options you have chosen and reserve the right to charge you a $20 fee for each returned payment. In addition, if we incur any losses as a result of a returned payment, we will deduct the amount of the loss from your policy’s Cash Value. If an electronic (“Check-O-Matic”) premium withdrawal is returned for insufficient funds for two consecutive months, this premium payment arrangement will be suspended until you provide written notification in Good Order to the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing) that you wish to resume the arrangement and we agree to do so.

POLICY PAYMENT INFORMATION

WHEN LIFE INSURANCE COVERAGE BEGINS

If you have coverage under a conditional temporary agreement and if the policy is issued, the policy will replace the temporary coverage. Your coverage under the policy will be deemed to have begun on the Policy Date.

In all other cases, if the policy is issued, coverage under the policy will take effect when we receive the full initial premium payment in Good Order that you are required to make when the policy is delivered to you. You can call 1-800-598-2019 to determine if we have received your premium payment.

The monthly deduction of charges will begin on the first Monthly Deduction Day, which will be the monthly anniversary of the Policy Date on or following the later of the Issue Date or the date we receive the full initial premium payment in Good Order. If the Policy Date is prior to the later of the Issue Date or the date we receive the full initial premium payment, the deductions made on the first Monthly Deduction Day will cover the period from the Policy Date until the first Monthly Deduction Day.

CHANGING THE FACE AMOUNT OF YOUR POLICY

You can request to increase or decrease the Face Amount of your policy under certain circumstances once it is in force. The Face Amount of your policy affects the Life Insurance Benefit to be paid.

To increase the Face Amount of your policy, you must either contact your registered representative or send a written request in Good Order to the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing). If an increase is approved, we will increase the Face Amount on the Monthly Deduction Day on or after the date we approve the increase.

You should consider the following consequences when increasing the Face Amount of your policy:

●	additional Monthly Cost of Insurance Charges;

●	an additional Monthly Per Thousand of Face Amount Charge ;

●	a new suicide and contestability period applicable only to the amount of the increase;

●	a new Surrender Charge Period applicable only to the amount of the increase;

●	a change in the life insurance percentage applied to the entire policy under Section 7702 of the IRC; and

●	a possible new seven-year testing period for modified endowment contract status.

Under certain circumstances, you can request a decrease in the Face Amount of your policy. To decrease the Face Amount of your policy, you must send a written request in Good Order to the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing). You should consider the following possible consequences when decreasing the Face Amount of your policy:

●	a change in the total policy cost of insurance charge;

●	possible force-outs of premium if premiums paid exceed the GPT;

●	a surrender charge applicable to the amount of the decreased Face Amount (We will deem the amount attributable to your most recent increase in the Face Amount to be canceled first); and

●	adverse tax consequences.

For more information about changing the Face Amount of your policy, see the SAI.

LIFE INSURANCE PROCEEDS

We will pay proceeds to your beneficiary when we receive satisfactory proof that the insured died. These proceeds will equal:

1)	the Life Insurance Benefit calculated under the Life Insurance Benefit Option you have chosen (together with the ROP Rider, if applicable), valued as of the date of death; plus

2)	any additional death benefits available under the riders you have chosen which have not already been reflected in the Life Insurance Benefit; less

3)	any outstanding loans (including any accrued loan interest as of the date of death) on the policy and any unpaid or deferred Monthly Deduction Charges.

We will pay interest on these proceeds from the date the insured died until the date we pay the proceeds. See “Policy Payment Information—Life Insurance Benefit Options” for more information.

Every state has unclaimed property laws, which generally declare a life insurance policy to be abandoned after a period of inactivity of three to five years from the contract’s maturity date or the date the life insurance benefit is due and payable. For example, if the payment of a life insurance benefit has been triggered, but, if after a thorough search, we are unable to locate the beneficiary of the life insurance benefit, or the beneficiary does not come forward to claim the life insurance benefit in a timely manner, the life insurance benefit may be paid to the abandoned property division or unclaimed property office of the state in which the beneficiary or the insured last resided, as shown on our books and records, or to our state of domicile. This escheatment is revocable, however, and the state is obligated to pay the life insurance benefit (without interest) if your beneficiary steps forward to claim it with the proper documentation. To prevent such escheatment, it is important that you update your Beneficiary designation, including addresses, if and as they change. Please contact us at 1-800-598-2019 or send a written request in Good Order to NYLIAC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing) to make such changes.

PAYEES

The beneficiary is the person(s) or entity(ies) you have specified on our records to receive the Life Insurance Proceeds from your policy. You have certain options regarding the policy’s beneficiary:

●	You name the beneficiary when you apply for the policy. The beneficiary will receive the Life Insurance Proceeds after the insured dies.

●	You can elect to have different classes of beneficiaries, such as primary and secondary, where these classes determine the order of payment. You may identify more than one beneficiary per class.

●	To change a revocable beneficiary while the insured is living, you must either send a written request in Good Order to the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing), or contact us online at www.newyorklife.com and by clicking on “My Account”.

●	If no beneficiary is living when the insured dies, we will pay the Life Insurance Benefit Proceeds to you (the policyowner), or if you are deceased, to your estate, unless we have other instructions from you to do otherwise.

You can name only those individuals who are able to receive payments on their own behalf as payees or successor payees, unless we agree otherwise. We may require proof of the age of the payee or proof that the payee is living. If we still have an unpaid amount, or there are some payments that still must be made when the last surviving payee dies, we will pay the unpaid amount with interest to the date of payment, or pay the present value of the remaining payments, to that payee’s estate. We will make this payment in one sum. The present value of the remaining payments is based on the interest rate used to compute them, and is always less than their sum.

HOW LIFE INSURANCE PROCEEDS WILL BE PAID

The Life Insurance Proceeds will be paid in a lump sum. After the death of the insured, we will pay the beneficiary a single check for the amount of the Life Insurance Proceeds. Any Life Insurance Proceeds paid in one sum will include interest compounded each year from the date of the insured’s death to the date of payment. We set the interest rate each year. This rate will be at least the rate required by law.

WHEN WE PAY LIFE INSURANCE PROCEEDS

If the policy is still in effect, NYLIAC will pay any Cash Surrender Value, partial surrenders, loan proceeds, or the Life Insurance Proceeds generally within seven days after we receive all of the necessary requirements in Good Order at the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing).

Under the following situations, payment of proceeds may be delayed:

●	We may delay payment of any loan proceeds attributable to the Separate Account, any partial surrenders from the Separate Account, the policy’s Cash Surrender Value, or the Life Insurance Proceeds during any period that:

(1) we are unable to determine the amount to be paid because the NYSE is closed (other than customary weekend and holiday closings), trading is restricted by the SEC, an emergency exists, or an Eligible Portfolio suspends redemptions pursuant to SEC Rules 2a-7 or 22e-3 under the 1940 Act or otherwise; or

(2)	the SEC, by order, permits us to delay payment in order to protect our policyowners.

●	We may delay payment of any portion of any loan or surrender request, including requests for partial surrenders, from the Fixed Account and/or the DCA Accounts for up to six months from the date we receive your request.

●	We may delay payment of the entire Life Insurance Proceeds if we contest the payment. We investigate all death claims that occur within the two-year contestable period. Upon receiving information from a completed investigation, we will make a determination, generally within thirty-one (31) days, as to whether the claim should be authorized for payment. Payments are made promptly after the authorization.

●	Federal laws made to combat terrorism and prevent money laundering by criminals might, in certain circumstances, require us to reject a premium payment and/or “freeze” a policy. If these laws apply in a particular policy(ies), we would not be allowed to pay any request for transfers, partial surrenders, surrenders, loans, or death benefits. If a policy or an account is frozen, the Cash Value would be moved to a special segregated interest-bearing account and held in that account until instructions are received from the appropriate federal regulator.

●	If you have submitted a recent check or draft, we have the right to defer payment of any surrenders, loans, death benefit proceeds, or amounts due pursuant to the free look provision until such check or draft has been honored. It may take up to 15 days for a check to clear through the banking system.

We add interest at an annual rate at least equal to the minimum required by law if we delay payment of a partial surrender or Cash Surrender Value for 30 days or more.

We add interest to Life Insurance Benefit Proceeds from the date of death to the date of payment at a rate at least equal to the minimum required by law.

LIFE INSURANCE BENEFIT OPTIONS

Under your policy, the Life Insurance Benefit depends on the Life Insurance Benefit option you choose. Your policy offers two options:

Option 1—	Except as described below, the Life Insurance Benefit under this option is equal to the policy’s Face Amount. If you have elected the ROP Rider, the Life Insurance Benefit is equal to the policy’s Face Amount plus the ROP Benefit (as described in the ROP Rider).

Option 2—	Except as described below, the Life Insurance Benefit under this option is equal to the policy’s Face Amount plus the policy’s Cash Value on the date of death. The Life Insurance Benefit under this option will vary with the policy’s Cash Value. Cash Value varies due to performance of the Investment Divisions selected, interest credited to the Fixed Account and/or the DCA Plus Account, outstanding loans (including loan interest), charges, and premium payments. Your Life Insurance Benefit will never be less than your policy’s Face Amount.

We determine the Life Insurance Benefit as of the date of the insured’s death. Under either of the options, your Life Insurance Benefit may be greater if the policy’s Cash Value, multiplied by the minimum percentage necessary for the policy to qualify as life insurance under IRC Section 7702 (the “Corridor Death Benefit”), as described below, is greater than the amount calculated under the option you have chosen. If you have elected the Guaranteed Minimum Accumulation Benefit rider, your Corridor Death Benefit will be equal to the Cash Value (calculated using the higher of the GMAB Account Value or the Separate Account Value) multiplied by the minimum percentage necessary for the policy to qualify as life insurance under IRC Section 7702. In both cases, you can find this percentage on the Policy Specifications Page.

Under Section 7702, a policy will generally be treated as life insurance for federal tax purposes if, at all times, it meets either the GPT or the CVAT. You must choose either the GPT or CVAT before the policy is issued. Once the policy is issued, you may not change to a different test. The Life Insurance Benefit will vary depending on which test is used. The Overloan Protection Rider and the Guaranteed Minimum Accumulation

Benefit Rider are only available if you choose GPT. You are not eligible for the Overloan Protection Rider or the Guaranteed Minimum Accumulation Benefit Rider if you choose CVAT.

The GPT has two components, a premium limit component and a corridor component. The premium limit restricts the amount of premium that can be paid into a policy. The corridor requires that the Life Insurance Benefit be at least a certain percentage (varying each year by the age of the insured) of the Cash Value. The CVAT does not have a premium limit, but does have a corridor that requires that the Life Insurance Benefit be at least a certain percentage (varying based on age, gender, and risk class of the insured) of the Cash Value.

The corridor under the CVAT is different than the corridor under the GPT. Specifically, the CVAT corridor requires more Life Insurance Benefit in relation to Cash Value than is required by the GPT corridor. Therefore, as your Cash Value increases while your policy is in corridor, your Life Insurance Benefit will increase more rapidly under CVAT than it would under GPT.

Your policy will be issued using the GPT unless you choose otherwise. In deciding whether or not to choose the CVAT, you should consider that the CVAT generally permits more premiums to be contributed to a policy, but may require the policy to have a higher Life Insurance Benefit. (See the SAI for examples of the impact of these tests on sample Life Insurance Benefit options).

Assuming your Life Insurance Benefit does not increase in order to meet the requirements of IRC Section 7702, and assuming the same Face Amount and premium payments under these options:

●	If you choose Option 1 without the ROP Rider, your Life Insurance Benefit will not vary in amount, and generally you will have lower total policy cost of insurance charges and lower Life Insurance Benefit Proceeds than under Option 1 with the ROP Rider or Option 2.

●	If you choose Option 1 with the ROP Rider or Option 2, your Life Insurance Benefit will vary with your policy’s Cash Value or the amount of premiums you have paid into the policy, and you will generally have higher total policy cost of insurance charges and higher Life Insurance Benefit Proceeds than under Option 1 without the ROP Rider.

The Life Insurance Benefit Option you choose will affect your policy’s Commissionable Target Premium. (See “Distribution and Compensation Arrangements” for more information.) As Commissionable Target Premiums, in turn, affect the amount of compensation received by your registered representative, they have the potential to influence the recommendation made by your registered representative or broker-dealer as to which Life Insurance Benefit Option you should choose. If you choose Life Insurance Benefit Option 2 and pay premiums in excess of Commissionable Target Premium, your registered representative or broker-dealer will receive greater compensation than if you choose Life Insurance Benefit Option 1.

Tax law provisions relating to “employer-owned life insurance contracts” may impact whether and to what extent the Life Insurance Benefit may be received on a tax-free basis. You may be required to take certain actions before acquiring the Policy in order to ensure that such Benefit may be received on a tax-free basis. See the discussion under “Federal Income Tax Considerations—IRC Section 101(j)—Impact on Employer-Owned Policies” for more information.

CHANGING YOUR LIFE INSURANCE BENEFIT OPTION

You can change the Life Insurance Benefit option for your policy to Option 1 or Option 2 while the insured is alive. We may, however, prohibit you from changing the Life Insurance Benefit Option if the change would cause: (1) the Face Amount of the policy to be less than the policy minimum, (2) the policy to fail to qualify as life insurance under Section 7702 of the IRC or (3) the policy’s Face Amount to exceed our limits on the risk we retain, which we set at our discretion. Option changes are not permitted: (1) on or after the policy anniversary on which the insured is age 121 or (2) when the No Lapse Guarantee has been invoked. If you have elected the ROP Rider, an option change from Option 1 to Option 2 will terminate the rider and will affect the Face Amount of your policy. See “Description of the Policy—Additional Benefits Through Riders and Options—Return of Premium (ROP) Rider—Effect of a Life Insurance Benefit Option Change” for more information.

Option changes may also be restricted depending on the selection of optional riders.

Changes From Option 1 To Option 2

If you change from Option 1 to Option 2, we
will decrease the Face Amount of your policy by
the amount of the policy’s Cash Value, so that
your Life Insurance Benefit immediately before
and after the change remains the same. If a
surrender charge applies to a Face Amount
decrease at the time you change your Life
Insurance Benefit option, we will assess a
surrender charge based on the amount of the
Face Amount decrease.

Changes From Option 2 To Option 1

If you change from Option 2 to Option 1, we
will increase the Face Amount of your policy by
the amount of the policy’s Cash Value, so that
your Life Insurance Benefit immediately before
and after the change remains the same. We will
continue to apply the existing surrender charge
schedule to your policy, and we will not apply a
new surrender charge schedule to the increased
Face Amount resulting from the change in this
option.

In order to change your Life Insurance Benefit Option, you must submit a signed written request In Good Order to the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing). If the change would increase the Net Amount at risk, we will not require any proof of insurability to make such a change. We will change your Life Insurance Benefit Option on the Monthly Deduction Day on or after the date we receive your written request in Good Order. Surrender charges may apply to any Face Amount decrease due to a change in Life Insurance Benefit Option. Changing your Life Insurance Benefit Options may have tax consequences. You should consult a tax advisor before changing your Life Insurance Benefit Option.

(See the SAI for examples of how an option change can impact your Life Insurance Benefit.)

ADDITIONAL POLICY PROVISIONS

LIMITS ON OUR RIGHTS TO CHALLENGE YOUR POLICY

Generally, we must bring any legal action contesting the validity of your policy within two years of the Issue Date, including any action taken to contest a Face Amount increase as a result of a change in the Life Insurance Benefit option. For any increase(s) in Face Amount other than one due to a change in the Life Insurance Benefit option, this two-year period begins on the effective date of the increase or payment. If this policy ends and is reinstated, we will not contest the policy after it has been in effect during the lifetime of the insured for two years from the date of reinstatement.

SUICIDE

If the death of the insured is a result of suicide within two years of the Issue Date, we will pay a limited life insurance benefit in one sum to the beneficiary. The limited life insurance benefit is the total amount of premiums, less any outstanding loans (including accrued loan interest) and/or partial surrender benefits paid. If a suicide occurs within two years of the effective date of a Face Amount increase, we will only pay the total Monthly Cost of Insurance Charges we deducted from Cash Value for the increase. No new suicide exclusion period will apply if the Face Amount increase was due solely to a change in the Life Insurance Benefit Option.

MISSTATEMENT OF AGE OR GENDER

If the policy application misstates the insured’s age or gender, we will adjust the Cash Value, the Cash Surrender Value, and the Life Insurance Benefit to reflect the correct age and gender. We will adjust the Life Insurance Proceeds provided by your policy based on the most recent mortality charge for the correct date of birth and gender.

ASSIGNMENT

While an insured is living, you can assign a Non-Qualified Policy as collateral for a loan or other obligation. In order for this assignment to be binding on us, we must receive a signed copy of such assignment in Good Order at the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing). We are not responsible for the validity of any assignment. If your policy is a modified endowment contract, assigning your policy may result in taxable income to you. (See “Federal Income Tax Considerations” for more information.) You cannot assign Qualified Policies.

SURRENDERS

PARTIAL SURRENDERS

You can request a partial surrender from your policy if: (1) the insured is living, (2) the partial surrender being requested is at least $100, and (3) the partial surrender will not cause the policy to fail to qualify as life insurance under IRC Section 7702.

AMOUNT AVAILABLE FOR A PARTIAL SURRENDER

You may request a partial surrender from the policy for an amount up to the Cash Surrender Value of your policy. We process a partial surrender at the price next determined after we receive your written request in Good Order. We will not allow a partial surrender if it would reduce the policy’s Face Amount below the minimum Face Amount requirement of $50,000. See “Surrenders—Partial Surrenders—The Effect of a Partial Surrender” for more information on how a partial surrender can reduce your Face Amount, as applicable.

REQUESTING A PARTIAL SURRENDER

You can request a partial surrender from your policy by sending a written request to the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing) or by calling 1-800-598-2019. Please note that partial surrender requests for amounts greater than $50,000 must be received in Good Order and may require a notarized confirmation of the owner(s) signature or a medallion signature guarantee. If your address or bank account information has been on file with us for less than 30 days, we will either require the request in writing or require additional verification of your identity, in Good Order, before we will process a request to send partial surrender proceeds electronically to that bank account or through the mail to that address. In addition, partial surrender requests made from policies that are less than 90 days old or that had an ownership change within 30 days of such partial surrender request must be made in writing, in Good Order and sent to the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing). We do not currently accept faxed or e-mailed requests for a partial surrender, however we reserve the right to accept them at our discretion.

We will pay any partial surrender generally within seven days after we receive all of the necessary documentation and information in Good Order. However, we may delay payment under certain circumstances. (See “Policy Payment Information—When We Pay Life Insurance Benefit Proceeds” for more information.)

Your requested partial surrender will be effective on the date we receive your written request in Good Order. However, if the day we receive your request is not a Business Day or if your request is received after the closing of regular trading on the New York Stock Exchange, then the requested partial surrender will be effective on the next Business Day.

When you make a partial surrender, we reserve the right to deduct a fee, not to exceed $25, for processing the partial surrender. You can specify how much of the partial surrender you want taken from the amount you have in each of the Investment Divisions and in the Fixed Investment Options. If you do not specify how you would like your partial surrender allocated, we will deduct the partial surrender and any partial surrender fee from the Investment Divisions and the Fixed Investment Options in proportion to the amounts you have in each of these Investment Options. We will not accept a partial surrender request that is greater than the amount in the Investment Divisions and/or the Fixed Investment Options you have chosen. A partial surrender may result in taxable income to you. (See “Federal Income Tax Considerations” for more information.)

SURRENDER CHARGE DUE TO PARTIAL SURRENDER

A partial surrender may result in a decrease in your policy’s Face Amount, which may cause a surrender charge to apply. This charge will equal the difference between (1) and (2), where (1) is the surrender charge calculated on the original face amount, and (2) is the surrender charge calculated on the new decreased Face Amount.

PERIODIC PARTIAL WITHDRAWALS

After the tenth Policy Year, you may elect to receive regularly scheduled withdrawals from your policy. These periodic partial withdrawals (PPW) can be paid on a monthly, quarterly, semi-annual, or annual basis. You will elect the frequency of the withdrawals, and the day of the month for the withdrawals to be made (may not be the 29th, 30th, or 31st of a month). In order to process a PPW, we must receive a written request in Good Order no later than five (5) Business Days prior to the date the withdrawals are to begin at one of the addresses listed on the first page of the prospectus (or any other address we indicate to you in writing). If your request for this option is received less than five (5) Business Days prior to the date you request it to begin, the withdrawals will begin one month after the date you requested it to begin. We will make all withdrawals on the day of each calendar month you specify, or on the next Business Day (if the day you have specified is not a Business Day). The minimum amount of withdrawal is $100, or such lower amount as we may permit. We reserve the right to deduct the Partial Surrender Fee, not to exceed $25, when you elect the PPW option. You can specify which Investment Divisions and/or Fixed Account from which the PPWs will be made. If you do not specify, we will withdraw money on a pro rata basis from each Investment Division and/or the Fixed Account. If a PPW would cause the policy’s Face Amount to be less than the minimum Face Amount, we will not process that PPW and the PPW arrangement will be suspended. If the policy’s Cash Surrender Value falls below $2,000, or the Cash Surrender Value is unable to cover the policy’s monthly charges, the PPW arrangement will also be suspended. If a PPW payment causes the policy’s Face Amount to decrease, a surrender charge may apply. You may not request this option if you have an Intermediate No-Lapse Guarantee Rider, if your policy is a MEC or is at the minimum Face Amount. The PPW arrangement will automatically terminate when total withdrawals taken (including PPWs) equal the total premiums paid under the policy.

THE EFFECT OF A PARTIAL SURRENDER

When you make a partial surrender, we reduce your Cash Value and Cash Surrender Value by the amount of the partial surrender, and any applicable partial surrender fee and surrender charge. If you elect the Guaranteed Minimum Accumulation Benefit Rider, partial surrenders will result in proportionate reductions to the GMAB Account Value. These reductions to the GMAB Account can be greater than the dollar amount of these surrenders. (See “Description of the Policy—Additional Benefits Through Riders and Options—Guaranteed Minimum Accumulation Benefit Rider.”)

●	Option 1

If you have elected Life Insurance Benefit Option 1, we reduce your policy’s Face Amount by the difference between:

(1) the amount of the surrender; and

(2) the greater of:

(a) the Cash Value of the policy immediately prior to the surrender, minus the Face Amount divided by the applicable percentage for the insured’s age at the time of the partial surrender, as shown on the Policy Specifications Page, or

(b) zero.

If the above results in zero or a negative amount, we will not adjust the Face Amount of your policy.

●	Option 1 with the ROP Rider

If you have elected Life Insurance Benefit Option 1 with the ROP Rider, your Face Amount may be reduced if the requested partial surrender exceeds the amount of the ROP Benefit. See “Description of the Policy—Additional Benefits Through Riders and Options—Return of Premium (ROP) Rider—Effect of Partial Surrenders on the Policy’s Cash Value and Face Amount” for more information.

●	Option 2

If you have elected Life Insurance Benefit Option 2, we will not reduce your policy’s Face Amount.

Any decrease in the Face Amount caused by the partial surrender will first be applied against the most recent increase in Face Amount. It will then be applied to other increases in Face Amount and then to the initial Face Amount in the reverse order in which they took place. Surrender charges may apply to Face Amount decreases. However, we will not apply a surrender change if you have elected the 24-Month Exchange Privilege.

FULL SURRENDERS

CASH SURRENDER VALUE

The Cash Surrender Value of your policy is the amount we will pay you if you request a full surrender of your policy. The Cash Surrender Value of your policy is equal to the Cash Value of the policy less any surrender charges that may apply and less outstanding policy loans (including any accrued loan interest). Since the Cash Value of the policy fluctuates with the performance of the Investment Divisions and the interest credited to the Fixed Investment Options, and because a surrender fee may apply, the Cash Surrender Value may be more or less than the total premium payments you have made less any applicable fees and charges. You can surrender your policy for its Cash Surrender Value at any time while the insured is living.

REQUESTING A SURRENDER

To surrender the policy, you must send a written request in Good Order to the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing). For requests to surrender amounts greater than $50,000, we may require a notarized confirmation of the owner(s) signature or medallion signature guarantee. If your address or bank account information has been on file with us for less than 30 days, we may require additional verification of your identity, in Good Order, before we will process a request to send surrender proceeds electronically to that bank account or through the mail to that address.

WHEN THE SURRENDER IS EFFECTIVE

Your surrender will be effective as of the end of the Business Day the VPSC receives your written request in Good Order together with the policy. If, however, the day we receive your request is not a Business Day or if your request is received after the closing of regular trading on the New York Stock Exchange, the requested surrender will be effective on the next Business Day. Generally, we will mail the surrender proceeds within seven days after the effective date, subject to the limits explained in the “Policy Payment Information—When We Pay Life Insurance Benefit Proceeds” section. A surrender may result in taxable income and a penalty tax to you. (See “Federal Income Tax Considerations” for more information.)

LOANS

You can borrow any amount up to the loan value of the policy. The loan value at any time is equal to: ((100% – a) x b) – c, where:

a = the current loan interest rate;

b = the policy’s Cash Surrender Value; and

c = the sum of three months of Monthly Deduction Charges.

Your policy will be used as collateral to secure this loan. Any amount that secures a loan remains part of your policy’s Cash Value but is transferred to the Loan Account. We credit any amount that secures a loan (the loaned amount) with an interest rate that we expect to be different from the interest rate we credit on the Fixed

Account and/or DCA Accounts. Loans may affect the No Lapse Guarantee. In addition, if you elect the Guaranteed Minimum Accumulation Benefit Rider, at the end of 12th Policy Year, the GMAB Account Value will be reduced by any loans and accrued loan interest to arrive at the Adjusted GMAB Account Value. (See “Description of the Policy—Additional Benefits Through Riders and Options—Guaranteed Minimum Accumulation Benefit Rider.”)

If your address or bank account information has been on file with us for less than 30 days, we may require additional verification of your identity, in Good Order, before we will process a request to send loan proceeds electronically to that bank account or through the mail to that address.

YOUR POLICY AS COLLATERAL FOR A LOAN

When you request a loan, a transfer of funds will be made from the Separate Account (and/or the Fixed Investment Options, if so requested) to the Loan Account so that the Cash Value in the Loan Account is at least 100% of the requested loan plus any outstanding loan principal. We will transfer these funds from the Investment Divisions of the Separate Account and/or from the Fixed Investment Options, in accordance with your instructions or, if you have not provided us with any instructions, in proportion to the amounts you have in each Investment Division and/or Fixed Investment Options.

Please note that loan requests for amounts greater than $50,000 must be received in Good Order and include a notarized confirmation of the owner(s) signature or a medallion signature guarantee. If your address or bank account information has been on file with us for less than 30 days, we will either require the request in writing or require additional verification of your identity, in Good Order, before we will process a request to send loan proceeds electronically to that bank account or through the mail to that address. In addition, loan requests made from policies that are less than 90 days old or that had an ownership change within 30 days of such loan request must be made in writing, in Good Order and sent to the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing). Faxed requests are not acceptable and will not be honored at any time. We do not currently accept faxed or e-mailed loan requests, however, we reserve the right to accept them at our discretion.

LOAN INTEREST

We currently charge an effective annual loan interest rate of 3% in Policy Years 1-10, and 2% in Policy Years 11 and beyond. We may increase or decrease this rate but we guarantee that the rate will never exceed 6%. We will determine the loan interest rate at least once every twelve months, but not more frequently than once every three months. If we increase the rate, we will not increase it by more than 1% per calendar year.

INTEREST CREDITED ON THE CASH VALUE HELD AS COLLATERAL FOR A POLICY LOAN

When you take a loan against your policy, the loaned amount that we hold in the Loan Account may earn interest at a different rate from the rate we charge you for loan interest. The rate on the Loan Account may also be different from the rate we credit on other amounts in the Fixed Account or amounts in the DCA Accounts. We guarantee that the interest rate we credit on the Loan Account will always be at least the Guaranteed Minimum Interest Rate credited to the Fixed Account for your policy. For the first ten Policy Years, we guarantee that the rate we credit on the Loan Account will never be lower than the rate we charge for policy loans less 2% (for example, if the rate we charge for policy loans is 6%, then the rate we credit on the Loan Account will never be lower than 4%). Currently, for the first ten Policy Years, the rate we expect to credit on loaned amounts is 1% less than the rate we charge for loan interest. Beginning in Policy Year 11, we guarantee that the rate we credit on the Loan Account will never be lower than the rate we charge for policy loans less 0.25% (for example, if the rate we charge for policy loans is 6%, then the rate we credit on the Loan Account will never be lower than 5.75%). Currently, beginning in Policy Year 11, the rate we expect to credit on loaned amounts is equal to the rate we charge for loan interest. The interest earned on the Loan Account accrues daily and is credited to the Fixed Account on each Monthly Deduction Day, where it will earn the crediting rate applicable to the Fixed Account going forward.

WHEN LOAN INTEREST IS DUE

The interest we charge on a loan accrues daily and is payable on the following dates:

●	the policy anniversary;

●	the date you surrender the policy;

●	the date you fully repay a loan;

●	the date the policy lapses;

●	the date on which the insured dies; or

●	any other date we specify.

Any loan interest that you do not pay when due will become part of the policy loan and will also accrue interest. You should be aware that the larger the loan becomes relative to the Cash Value, the greater the risk that the remaining Cash Surrender Value may not be sufficient to support the policy charges and expenses, including any loan interest due, and the greater the risk of the policy lapsing.

LOAN REPAYMENT

You can repay all or part of a policy loan at any time while your policy is in effect. We will consider any payment we receive from you while you have a loan outstanding to be a premium payment unless you tell us in writing that it is a loan repayment. When a loan repayment is received, we will first use the money to cancel all or part of any outstanding loan which was originally taken from the Fixed Account. Any remaining portion of the loan payment will be allocated to the Investment Divisions in the same proportion as the amount of money you have in each Investment Division on the date of the loan repayment, unless you indicate otherwise and we agree. If there is no money allocated to the Investment Divisions on the date of your loan repayment, the entire remaining loan repayment amount will be allocated to the Fixed Account. Repayments of loans from the DCA Accounts will be allocated to the Fixed Account. Loan payments must be sent to NYLIAC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing).

EXCESS LOAN CONDITION

If the amount of any unpaid loans (including any accrued loan interest) is greater than the Cash Value of your policy less surrender charges, we will mail a notice to you at your last known address. We will also send a copy of the notice to the last known assignee, if any, on our records. If you do not pay the necessary amount within 31 days after the day we mail you this notice, we will terminate your policy. This could result in a taxable gain to you.

THE EFFECT OF A POLICY LOAN

A loan, repaid or not, has a permanent effect on your Cash Value. This effect occurs because amounts borrowed are removed from your Investment Divisions (which receive investment performance) and placed into the Loan Account (which earns interest at a fixed rate). Investment results will apply only to the amounts remaining in your Investment Divisions. The longer a loan is outstanding, the greater the effect on your Cash Value. The effect could be favorable or unfavorable. If the Investment Divisions earn more than the annual interest rate credited to the Loan Account, your Cash Value will not increase as rapidly as it would have had no loan been made. If the Investment Divisions earn less than the interest credited to the Loan Account, then your Cash Value may be greater than it would have been had no loan been made. If not repaid, the aggregate amount of the outstanding loan principal and any accrued loan interest will reduce the Life Insurance Benefit Proceeds that might otherwise be payable.

In addition, unpaid loan interest generally will be treated as a new loan under the IRC. If the policy is a modified endowment contract, a loan may result in taxable income and penalty taxes to you. In addition, for all policies, if the loans taken, including unpaid loan interest, exceed the premiums paid, policy surrender or policy lapse will result in a taxable gain to you. Finally, it is possible that a loan could be treated as a taxable distribution if there is no spread or a very small spread between the interest rate charged on the loan and the interest rate credited to the Loan Account. (See “Federal Tax Considerations” for more information.) Loans can affect the No Lapse Guarantee.

TERMINATION AND REINSTATEMENT

LATE PERIOD

If, on a Monthly Deduction Day, the No Lapse Guarantee is not in effect and your Cash Surrender Value is less than the Monthly Deduction Charges, your Policy will continue for a late period of 62 days after that Monthly Deduction Day. (See “State Variations and Rider Availability” for state-by-state details). This may happen even if all Planned Premiums have been paid. During this period, you have the opportunity to pay any premium needed to cover any overdue charges. We will mail a notice to your last known address stating this amount. We will send a copy of the notice to the last known assignee, if any, on our records. We will mail these notices at least 31 days before the end of the late period. Your policy will remain in effect during the late period. However, if we do not receive the required payment before the end of the late period, we will terminate your policy without any benefits. No new loans or partial surrenders may be taken during the late period. If your policy has a No Lapse Guarantee, it may prevent your policy from terminating during the period of time in which the No Lapse Guarantee is in effect.

If the insured dies during the late period, we will pay the Life Insurance Proceeds to the beneficiary. We will reduce the Life Insurance Benefit by the amount of any unpaid loan and accrued loan interest and by any unpaid or deferred monthly deductions due from the Cash Value for the full policy month(s) from the beginning of the late period through the policy month in which the insured dies.

NO LAPSE GUARANTEES

The policy offers a No Lapse Guarantee. You may also elect to receive no lapse guarantee benefits through the purchase of a rider—the Intermediate No-Lapse Guarantee Rider.

NO LAPSE GUARANTEE

The No Lapse Guarantee (“NLG”) ensures that the policy will not lapse, provided that the NLG is in effect and that it passes an NLG Premium Test. The policy will pass the test on any Monthly Deduction Day if (a) – (b+c) + (d) is at least equal to the NLG Required Premium as of that date, where:

(a) equals the cumulative sum of all premiums paid to date under the policy;

(b) equals the amount of any partial surrenders and any associated processing fees;

(c) equals any outstanding policy loan and accrued loan interest; and

(d) equals one NLG Minimum Monthly Premium.

If the policy passes the NLG Premium Test, it will not enter the late period even if the Cash Surrender Value on a Monthly Deduction Day is insufficient to pay for the Monthly Deduction Charges from Cash Value for the next policy month. Rather, we will deduct the charges from the Available Cash Value to the extent possible. We will defer the deduction of any amount that exceeds the Available Cash Value until the end of the Guarantee Period. The NLG will become inactive before the end of the Guarantee Period if, on any Monthly Deduction Day, your premium payments do not pass the NLG Premium Test. If this occurs, you will have the opportunity to reactivate the NLG by paying an additional premium amount necessary to satisfy the NLG Premium Test and put the NLG back into effect.

The NLG will end when the Guarantee Period ends. When the Guarantee Period ends, if there is insufficient Cash Surrender Value to cover the current and any deferred Monthly Deduction Charges, you will be sent a bill for the accumulated negative amount. If that bill is not paid, the policy will end, and there will be no Cash Value or Life Insurance Benefit.

The length of the Guarantee Period varies according to the Insured’s age at the time the policy is issued, as set forth below:

No Lapse Guarantee Period

Issue Age	Policy Years

0 to 75	1-10
76	1-9
77	1-8
78	1-7
79	1-6
80	1-5

You can only have a no lapse guarantee after the Guarantee Period if you elect, and pay a charge for, the Intermediate No-Lapse Guarantee Rider.

RIDER-BASED NO LAPSE GUARANTEE

We also offer the Intermediate No-Lapse Guarantee Rider through which you may receive no-lapse guarantee benefits for an additional charge.

Intermediate No-Lapse Guarantee (INLG) Rider:

The INLG rider will waive all policy charges that exceed your policy’s Available Cash Value until the earlier of: (a) the 20th policy anniversary or (b) the policy anniversary on which the insured reaches attained age 80. This rider’s waiver of charges will replace any deferral benefit under the policy’s embedded No Lapse Guarantee. Under the embedded No Lapse Guarantee, any policy charges that exceed your Available Cash Value are simply deferred until the end of the Guarantee Period, and you will be sent a bill for the accumulated unpaid amount at that time. Under this rider, however, all policy charges that exceed the policy’s Available Cash Value will be waived and no accumulated unpaid amount will be payable. As long as the rider is in effect and its benefit period has not expired, this rider guarantees that your policy will not lapse even if the policy’s Cash Surrender Value is insufficient to cover the current monthly deduction charges. There is a separate charge for this rider that is deducted monthly until the rider expires.

In order to receive the rider benefit, you must pay the Monthly INLG Premium. Every month, we will perform an INLG Premium Test to determine if you have made enough cumulative premium payments to keep the rider in effect. The policy will pass the test on any Monthly Deduction Day if (a) – (b+c) + (d) is at least equal to the INLG Required Premium as of that date, where:

(a)	equals the cumulative sum of all premiums paid to date under the policy;
(b)	equals the amount of any partial surrenders and any associated processing fees;
(c)	equals any outstanding policy loan and accrued loan interest; and
(d)	equals one Monthly INLG Premium.

If your policy does not satisfy the INLG Premium Test on any Monthly Deduction Day, we will notify you that your policy has failed this test. The rider will terminate unless you make a premium payment in an amount necessary to pass the INLG Premium Test before the next Monthly Deduction Day. If the rider terminates, we will reinstate it if we receive a premium payment necessary to pass the INLG Premium Test as of the Monthly Deduction Day following the date that the rider ended. If the rider terminates during a period when the rider benefit is in effect, your policy will enter the late period and will lapse unless you pay the premiums needed to cover any overdue charges and keep the policy in effect.

If you are receiving benefits under the separate Monthly Deduction Waiver rider, you will not be charged for, or receive a benefit under, the INLG Rider.

REINSTATEMENT OPTION

If your policy has ended, you can request that we reinstate your policy if all of these conditions are met:

●	you send a written request for reinstatement in Good Order to the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing), within three years after your policy is ended;

●	the insured is alive; and

●	you have not surrendered your policy for its Cash Surrender Value.

Keep in mind that a termination and subsequent reinstatement may cause your policy to become a modified endowment contract. Modified endowment contracts are subject to less favorable tax treatment on partial surrenders or amounts borrowed from the policy.

In order to reinstate your policy, a payment equal to the sum of the following amounts (the “Reinstatement Payment”) must be made:

(a)	An Unplanned Premium payment sufficient to cover the Monthly Deduction Charges and any other policy charges for three months after the date of reinstatement multiplied by the factor shown on the Additional Policy Information section of your Policy Specifications Pages;
(b)	An Unplanned Premium payment equal to any Monthly Deduction Charges or other policy charges that were due and unpaid at the time of termination multiplied by the factor shown on the Additional Policy Information section of your Policy Specifications Pages; and
(c)	An amount equal to any outstanding policy loans, together with accrued loan interest, that was not paid from Cash Value at the time of termination.

Any policy loan(s) in effect at the time of termination of your policy are not eligible for reinstatement.

If the required payment is made within 31 days after the end of the Late Period, no proof of insurability is required. If the required payment is not made within 31 days after the end of the Late Period, a written application will be required and you must provide proof of insurability that is acceptable to us.

We will apply your payment to the Investment Divisions and/or the Fixed Account as of the Business Day we receive it and in accordance with your instructions at the time you make such payment. Payments received after 4:00 p.m. (Eastern Time) on any Business Day, or any non-Business Day, will be credited on the next Business Day.

The effective date of reinstatement will be the Monthly Deduction Day on or immediately following the later of (i) the date we approve your signed request for reinstatement; and (ii) the date we receive the Reinstatement Payment.

If we reinstate your policy, the Face Amount for the reinstated policy will be the same as it would have been if the policy had not terminated.

The Cash Value of the reinstated policy will equal:

(a)	the Reinstatement Payment net of applicable Premium Expense Charges, plus
(b)	the Surrender Charge which applies at the time of reinstatement, minus
(c)	any Monthly Deduction Charges due and unpaid at the time of termination, minus
(d)	any outstanding Policy loans, together with accrued loan interest, that was not paid from cash value at the time of termination.

New Contestable and Suicide Exclusion periods will apply from the effective date of reinstatement.

DISTRIBUTION AND COMPENSATION ARRANGEMENTS

NYLIFE Distributors, the underwriter and distributor of the policies, is registered with the SEC and FINRA as a broker-dealer. The firm is an indirect wholly-owned subsidiary of NYLIC, and an affiliate of NYLIAC. Its principal business address is 30 Hudson Street, Jersey City, New Jersey 07302.

The policies are sold by registered representatives of NYLIFE Securities, a broker-dealer that is an affiliate of NYLIFE Distributors, and by registered representatives of unaffiliated broker-dealers. Your registered representative is also a licensed insurance agent with NYLIC. He or she may be qualified to offer other forms of life insurance, annuities, and other investment products. In certain circumstances, NYLIFE Securities registered representatives can sell both products manufactured and issued by NYLIC or its affiliates and products provided by other companies.

The selling broker-dealer, and in turn your registered representative, will receive compensation for selling you this policy or any other investment product. Compensation may consist of commissions, asset-based compensation, allowances for expenses, and other compensation programs. The amount of compensation received by your registered representative will vary depending on the policy that he or she sells, on sales production goals, and on the specific payment arrangements of the relevant broker-dealer. Differing compensation arrangements have the potential to influence the recommendation made by your registered representative or broker-dealer.

The maximum commissions payable to a broker-dealer in the first 30 years are equivalent to the present value of an annual commission rate for 30 years of 6.9% per year. (This figure is a percentage of planned annual premiums of $2,900 and assumes a discount rate of 6%. Additional assumptions for the policy are: Male issue age 40, issued Preferred, with an initial face amount of $250,000 and Life Insurance Benefit Option 1.)

The “Commissionable Target Premium” is used in the calculation of the maximum commission payable and is based on the Life Insurance Benefit Option you choose, the age of the insured at the inception of the policy, gender, risk class and the face amount of the policy. Broker-dealers may also receive an allowance for expenses that ranges generally from 0% to 41% of first year premiums.

NYLIC also has other compensation programs where registered representatives, managers, and employees involved in the sales process receive additional compensation related to the sale of products manufactured and issued by NYLIC or its affiliates. NYLIFE Securities registered representatives who are members of the General Office management team receive compensation based on a number of sales-related incentive programs designed to compensate for education, supervision, training, and recruiting of agents.

Unaffiliated broker-dealers may receive sales support for products manufactured and issued by New York Life or its affiliates from Brokerage General Agents (“BGAs”) who are not employed by NYLIC. BGAs receive commissions on the policies based on a percentage of the commissions the registered representative receives and an allowance for expenses based on first year premiums paid.

NYLIFE Securities registered representatives can qualify to attend NYLIC-sponsored educational, training, and development conferences based on the sales they make of life insurance, annuities, and investment products during a particular twelve-month period. In addition, qualification for recognition programs sponsored by NYLIC depends on the sale of products manufactured and issued by NYLIC or its affiliates.

The policies are sold and premium payments are accepted on a continuous basis.

Please refer to the Statement of Additional Information for additional information on distribution and compensation arrangements. You may obtain a paper copy of the SAI by mail (at the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing), through the internet on our corporate website (www.newyorklife.com), or by phone on our toll-free number (1-800-598-2019). The SAI is also posted on our corporate website, which is referenced above.

FEDERAL INCOME TAX CONSIDERATIONS

OUR INTENT

Our intent in the discussion in this section is to provide general information about federal income tax considerations related to the policies. This is not an exhaustive discussion of all tax questions that might arise under the policies. This discussion is not intended to be tax advice for you. Tax results may vary according to your particular circumstances, and you may need tax advice in connection with the purchase or use of your policy.

The discussion in this section is based on our understanding of the present federal income tax laws as they are currently interpreted by the IRS. We have not included any information about applicable state or other tax laws (except as noted in “Other Tax Considerations”, below). Further, you should note that tax law changes from time to time. We do not know whether the treatment of life insurance policies under federal income tax or estate or gift tax laws will continue. Future legislation, regulations, or interpretations could adversely affect the tax treatment of life insurance policies. Lastly, there are many areas of the tax law where minimal guidance exists in the form of Treasury Regulations or Revenue Rulings. You should consult a tax advisor for information on the tax treatment of the policies, for the tax treatment under the laws of your state, or for information on the impact of proposed or future changes in tax legislation, regulations, or interpretations.

The ultimate effect of federal income taxes on values under the policy and on the economic benefit to you or the beneficiary depends upon NYLIAC’s tax status, upon the terms of the policy, and upon your circumstances.

TAX STATUS OF NYLIAC AND THE SEPARATE ACCOUNT

NYLIAC is taxed as a life insurance company under Subchapter L of the IRC. The Separate Account is not a separate taxable entity from NYLIAC and we take its operations into account in determining NYLIAC’s income tax liability. As a result, NYLIAC takes into account applicable tax attributes of the assets of the Separate Account on its corporate income tax return, including corporate dividends received deductions and foreign tax credits that may be produced by assets of the Separate Account. All investment income and realized net capital gains on the assets of the Separate Account are reinvested and taken into account in determining policy Cash Values, and are automatically applied to increase the book reserves associated with the policies. Under existing federal income tax law, neither the investment income nor any net capital gains of the Separate Account, are taxed to NYLIAC to the extent those items are applied to increase tax-deductible reserves associated with the policies.

CHARGES FOR TAXES

We impose a federal tax charge on Non-Qualified Policies equal to 1.25% of premiums received under the policy to compensate us for taxes we have to pay under Section 848 of the IRC in connection with our receipt of premiums under Non-Qualified Policies. We may increase this charge to reflect changes in the IRC or otherwise to reflect changes in the taxes we owe. See “Deductions from Premium Payments—Premium Expense Charge” for additional information. No other charge is currently made to the Separate Account for our federal income taxes that may be attributable to the Separate Account. In the future, we may impose a charge for our federal income taxes attributable to the Separate Account. In addition, depending on the method of calculating interest on amounts allocated to the Fixed Account and/ or DCA Accounts, we may impose a charge for the policy’s share of NYLIAC’s federal income taxes attributable to the Fixed Account and/or DCA Accounts.

Under current laws, we may incur state or local taxes other than premium taxes (including income, franchise and capital taxes) in several states and localities. At present we do not charge the Separate Account for these taxes. We, however, reserve the right to charge the Separate Account for the portion of such taxes, if any, attributable to the Separate Account or the policies.

DIVERSIFICATION STANDARDS AND CONTROL ISSUES

In addition to other requirements imposed by the IRC, a policy will qualify as life insurance under the IRC only if the diversification requirements of IRC Section 817(h) are satisfied by the Separate Account. We intend for the Separate Account to comply with IRC Section 817(h) and related regulations. To satisfy these diversification standards, the regulations generally require that on the last day of each calendar quarter, no more than 55% of the value of a Separate Account’s assets can be represented by any one investment, no more than 70% can be represented by any two investments, no more than 80% can be represented by any three investments, and no more than 90% can be represented by any four investments. For purposes of these rules, all securities of the same issuer generally are treated as a single investment, but each U.S. Government agency or instrumentality is treated as a separate issuer. Under a “look through” rule, we are able to meet the diversification requirements by looking through the Separate Account to the underlying Eligible Portfolio. Each of the Funds has committed to us that the Eligible Portfolios will meet the diversification requirements.

The IRS has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if he or she possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In those circumstances, income and gains from the separate account assets would be includable in the variable policyowner’s gross income. In connection with its issuance of temporary regulations under IRC Section 817(h) in 1986, the Treasury Department announced that such temporary regulations did not provide guidance concerning the extent to which policyowners could be permitted to direct their investments to particular Investment Divisions of a separate account and that guidance on this issue would be forthcoming. Regulations addressing this issue have not yet been issued or proposed. The ownership rights under your policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, you have additional flexibility in allocating premium payments and policy Cash Values. These differences could result in you being treated as the owner of your policy’s pro rata portion of the assets of the Separate Account. In addition, we do not know what standards will be set forth, if any, in the regulations or ruling which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the policy, as deemed appropriate by us, to attempt to prevent you from being considered the owner of your policy’s pro rata share of the assets of the Separate Account. Moreover, in the event that regulations are adopted or rulings are issued, there can be no assurance that the Eligible Portfolios will continue to be available, will be able to operate as currently described in the Fund prospectuses, or that a Fund will not have to change an Eligible Portfolio’s investment objective or investment policies.

LIFE INSURANCE STATUS OF POLICY

We believe that the policy meets the statutory definition of life insurance under IRC Section 7702 and that you and the beneficiary of your policy, subject to the discussion below under “IRC Section 101(j)—Impact on Employer-Owned Policies”, will receive the same federal income tax treatment as that accorded to owners and beneficiaries of fixed benefit life insurance policies. Specifically, subject to the discussion below under “IRC Section 101(j)—Impact on Employer-Owned Policies”, we believe that the Life Insurance Benefit under your policy will be excludable from the gross income of the beneficiary subject to the terms and conditions of Section 101(a)(1) of the IRC. Pursuant to Section 101(g) of the IRC, amounts received by the policyowner may, as described below, also be excludable from the policyowner’s gross income when the insured has a terminal illness and benefits are paid under the Living Benefits Rider. (Life insurance benefits under a “modified endowment contract” as discussed below are treated in the same manner as Life Insurance Benefits under life insurance policies that are not so classified.)

In addition, unless the policy is a “modified endowment contract,” in which case the receipt of any loan under the policy may result in recognition of income to the policyowner, we believe that the policyowner will not be deemed to be in constructive receipt of the cash values, including increments thereon, under the policy until proceeds of the policy are received upon a surrender of the policy or a partial surrender or, in certain circumstances where there is an existing policy loan, upon a surrender or lapse of the policy.

We reserve the right to make changes to the policy if we think it is appropriate to attempt to assure qualification of the policy as a life insurance contract. If a policy were determined not to qualify as life insurance, the policy would not provide the tax advantages normally provided by life insurance.

IRC SECTION 101(J)—IMPACT OF EMPLOYER-OWNED POLICIES

For an “employer-owned life insurance contract” issued after August 17, 2006 (unless issued in a 1035 exchange for a contract originally issued prior to that date where the new contract is not materially different from the exchanged contract), if certain specific requirements described below are not satisfied, the Pension Protection Act of 2006 (the “Act”) generally requires policy beneficiaries to treat death proceeds paid under such contract as income to the extent such proceeds exceed the premiums and other amounts paid by the policyholder for the contract. This rule of income inclusion will not apply if, before the policy is issued, the employer-policyholder provides certain written notice to and obtains certain written consents from insureds (who must be United States citizens or residents) in circumstances where:

(1) the insured was an individual who was an employee within 12 months of his death;

(2) the insured was a “highly compensated employee” at the time the contract was issued. In general, highly compensated employees for this purpose are more than 5 percent owners, employees who for the preceding year received in excess of $120,000 (for 2018), directors and anyone else in the top 35 percent of employees based on compensation;

(3) the death proceeds are paid to a family member of the insured (as defined under Code Section 267 (c)(4)), an individual who is a designated beneficiary of the insured under the policy (other than the policyholder), a trust established for either the family member’s or beneficiary’s benefit, or the insured’s estate; or

(4) the death proceeds are used to buy an equity interest in the policyholder from the family member, beneficiary, trust or estate.

Policyholders that own one or more contracts subject to the Act will also be subject to annual reporting and record-keeping requirements. In particular, such policyholders must file Form 8925 annually with their U.S. income tax return.

You should consult with your tax advisor to determine whether and to what extent the Act may apply to the Policy. Assuming the Act applies, you should, to the extent appropriate, (in consultation with your tax advisor), take the necessary steps, before you acquire the Policy, to ensure that the income inclusion rule described above does not apply to the Policy.

MODIFIED ENDOWMENT CONTRACT STATUS

Internal Revenue Code Section 7702A defines a class of life insurance policies referred to as modified endowment contracts. Under this provision, the policies will be treated for tax purposes in one of two ways. Policies that are not classified as modified endowment contracts will be taxed as conventional life insurance policies, as described below. Taxation of pre-death distributions (including loans) from policies that are classified as modified endowment contracts is somewhat different, as described below.

A life insurance policy becomes a “modified endowment contract” if, at any time during the first seven policy years, the sum of actual premiums paid exceeds the sum of the “seven-pay premium.” Generally, the “seven-pay premium” is the level annual premium, such that if paid for each of the first seven policy years, will fully pay for all future life insurance and endowment benefits under a life insurance policy. For example, if the “seven-pay premium” was $1,000, the maximum premium that could be paid during the first seven policy years to avoid “modified endowment” treatment would be $1,000 in the first year, $2,000 through the first two years and $3,000 through the first three years, etc. Under this test, a policy may or may not be a modified endowment contract, depending on the amount of premium paid during each of the policy’s first seven years. A policy received in exchange for a modified endowment contract will be taxed as a modified endowment contract even if it would otherwise satisfy the seven-pay test.

Certain changes in the terms of a policy, including a reduction in Life Insurance Benefits, will require a policy to be retested to determine whether the change has caused the policy to become a modified endowment contract. A reduction in Life Insurance Benefits will require retesting if it occurs within seven years after the beginning of the test period. In addition, if a “material change” occurs at any time while the policy is in force, a new seven-pay test period will start and the policy will need to be retested to determine whether it continues to meet the seven-pay test. A “material change” generally includes increases in Life Insurance Benefits, but, where applicable, does not include an increase in Life Insurance Benefits which is attributable to the payment of premiums necessary to fund the lowest level of Life Insurance Benefits payable during the first seven Policy Years, or which is attributable to the crediting of interest with respect to such premiums.

Because the policy provides for flexible premiums, NYLIAC has instituted procedures to monitor whether, under our current interpretation of the law, increases in Life Insurance Benefits or additional premiums cause either the start of a new seven-year test period or the taxation of distributions and loans. All additional premiums will be considered in these determinations.

If a policy fails the seven-pay test, all distributions (including loans) occurring in the Policy Year of failure and thereafter will be subject to the rules for modified endowment contracts. A recapture provision may also apply to loans and distributions that are received in anticipation of failing the seven-pay test. Under the IRC, any distribution or loan made within two years prior to the date that a policy fails the seven-pay test is considered to have been made in anticipation of the failure.

Any amounts distributed under a “modified endowment contract” (including proceeds of any loan) are taxable to the extent of any accumulated income in the policy. Penalty taxes may apply to such taxable amounts as well. In general, the amount that may be subject to tax is the excess of the Cash Value (both loaned and unloaned) over the previously unrecovered premiums paid.

For purposes of determining the amount of income received upon a distribution (or loan) from a modified endowment contract, the IRC requires the aggregation of all modified endowment contracts issued to the same policyowner by an insurer and its affiliates within the same calendar year. Therefore, loans and distributions from any one such policy are taxable to the extent of the income accumulated in all the modified endowment contracts required to be so aggregated.

If any amount is taxable as a distribution of income under a modified endowment contract (as a result of a policy surrender, a partial surrender, or a loan), it may also be subject to a 10% penalty tax under IRC Section 72(v). Limited exceptions from the additional penalty tax are available for certain distributions to individuals who own policies. The penalty tax will not apply to distributions: (i) that are made on or after the date the taxpayer attains age 59 1/2; or (ii) that are attributable to the taxpayer’s becoming disabled; or (iii) that are part of a series of substantially equal periodic payments (made not less frequently than annually) made for the life or life expectancy of the taxpayer or for the joint lives or joint life expectancies of the taxpayer and his or her Beneficiary.

STATUS OF THE POLICY AFTER THE INSURED IS AGE 100

The IRS has not issued final guidance on the status of a life insurance policy after the insured becomes Age 100. Although the policy will continue to pay a Life Insurance Benefit after Age 100, there is a risk that the policy may not qualify as life insurance under the Federal tax law after the insured becomes Age 100 and that the policyowner may become subject to adverse tax consequences at that time. For this reason, a tax advisor should be consulted about the advisability of continuing the policy after the insured becomes Age 100.

POLICY SURRENDERS AND PARTIAL SURRENDERS

Upon a full surrender of a policy for its Cash Surrender Value, you will recognize ordinary income for federal tax purposes to the extent that the Cash Value less surrender charges and any uncollected additional contract charges, exceeds the investment in your policy (the total of all premiums paid but not previously recovered plus any other consideration paid for the policy). The tax consequences of a partial surrender from your policy will depend upon whether the partial surrender results in a reduction of future benefits under your policy and whether your policy is a modified endowment contract. If upon a full surrender of a policy the premium payments made exceed the surrender proceeds plus the amount of any outstanding loans, you will recognize a loss, which is not deductible for federal income tax purposes.

If your policy is not a modified endowment contract, the general rule is that a partial surrender from a policy is taxable only to the extent that it exceeds the total investment in the policy. An exception to this general rule applies, however, if a reduction of future benefits occurs during the first fifteen years after a policy is issued and there is a cash distribution associated with that reduction. In such a case, the IRC prescribes a formula under which you may be taxed on all or a part of the amount distributed. After fifteen years, cash distributions from a policy that is not a modified endowment contract will not be subject to federal income tax, except to the extent they exceed the total investment in the policy. We suggest that you consult with a tax advisor in advance of a proposed decrease in Face Amount or a partial surrender.

3.8 PERCENT MEDICARE TAX ON CERTAIN INVESTMENT INCOME

In general, a tax of 3.8 percent will apply to net investment income (“NII”) received by an individual taxpayer to the extent his or her modified adjusted gross income (“MAGI”) exceeds certain thresholds (e.g., $250,000 in the case of taxpayers filing jointly, $125,000 in the case of a married taxpayer filing separately and $200,000 in the case of other individual taxpayers). For this purpose, NII includes (i) gross income from various investments, including gross income received with respect to annuities that are not held through a tax-qualified plan (e.g., a traditional IRA or Section 403(b) plan) and (ii) net gain attributable to the disposition of property. Such NII (as well as gross income from tax qualified plans) will also increase a taxpayer’s MAGI for purposes of the taxable thresholds described above. This tax also applies to trusts and estates under a special set of rules. In 2012, the IRS and the Treasury Department issued guidance regarding this new tax in the form of proposed regulations, which were finalized in 2013. You should consult your tax advisor to determine the applicability of this tax in your individual circumstances and with respect to any amount received in connection with the surrender of this policy, distributions or withdrawals from this policy or the exercise of other rights and options under this policy (including policy loans).

POLICY LOANS AND INTEREST DEDUCTIONS

We believe that under current law any loan received under your policy will be treated as policy debt to you and that, unless your policy is a modified endowment contract, no part of any loan under your policy will constitute income to you. If your policy is a modified endowment contract (see discussion above) loans will be fully taxable to the extent of the income in the policy (and in any other contracts with which it must be aggregated) and could be subject to the additional 10% penalty tax described above.

Internal Revenue Code Section 264 provides that interest paid or accrued on a loan in connection with a policy is generally nondeductible. Certain exceptions apply, however, with respect to policies covering key employees. In addition, in the case of policies not held by individuals, special rules may limit the deductibility of interest on loans that are not made in connection with a policy. We suggest consultation with a tax advisor for further guidance.

In addition, if your policy lapses or you surrender it with an outstanding loan, and the amount of the loan plus the Cash Surrender Value is more than the sum of premiums you paid, you will generally be liable for taxes on the excess. Such amount will be taxed as ordinary income. A 10% penalty tax may apply as well. Finally, it is possible that a loan could be treated as a taxable distribution if there is no spread or a very small spread between the interest rate charged on the loan and the interest rate credited to the loaned amount.

EXCHANGES OR ASSIGNMENTS OF POLICIES

If you change the policyowner or exchange or assign your policy, it may have significant tax consequences depending on the circumstances. For example, an assignment or exchange of the policy may result in taxable income to you. Further, IRC Section 101(a) provides, subject to certain exceptions, that where a policy has been transferred for value, only the portion of the Life Insurance Benefit which is equal to the total consideration paid for the policy may be excluded from gross income. For complete information with respect to policy assignments and exchanges, a qualified tax advisor should be consulted.

LIVING BENEFITS RIDER (ALSO KNOWN AS ACCELERATED BENEFITS RIDER)

A Living Benefits Rider is available in connection with the policy. Amounts received under this rider will generally be excludable from your gross income under Section 101(g) of the IRC. The exclusion from gross income will not apply, however, if you are not the insured and if you have an insurable interest in the life of the insured either because the insured is your director, officer or employee, or because the insured has a financial interest in a business of yours.

In some cases, there may be a question as to whether a life insurance policy that has an accelerated living benefit rider can meet certain technical aspects of the definition of “life insurance contract” under the IRC. We reserve the right (but we are not obligated) to modify the rider to conform with requirements the IRS may prescribe.

OVERLOAN PROTECTION RIDER

Anyone contemplating the purchase of the policy with the Overloan Protection Rider should be aware that the tax consequences of the Overloan Protection Rider have not been ruled on by the IRS or the courts and it is possible that the IRS could assert that the outstanding loan balance should be treated as a taxable distribution when the Overloan Protection Rider is activated. You should consult a tax adviser as to the tax risks associated with the Overloan Protection Rider.

QUALIFIED PLANS

At times, the policies have been intended to be used with plans qualified under IRC Section 401(a). While these plans include profit sharing, 401(k) plans, money purchase pension plans and defined benefit plans, a purchaser of these policies should seek legal and tax advice regarding the suitability of these policies for all types of plans qualified under Section 401(a). Generally, employer contributions to plans qualified under Section 401(a) and earnings thereon are not taxed to participants until distributed in accordance with plan provisions.

WITHHOLDING

Under Section 3405 of the IRC, withholding is generally required with respect to certain taxable distributions under insurance policies. In the case of periodic payments (payments made as an annuity or on a similar basis), the withholding is at graduated rates (as though the payments were employee wages). With respect to non-periodic distributions, the withholding is at a flat rate of 10%. If you are an individual, you can elect to have either non-periodic or periodic payments made without withholding except where your tax identification number has not been furnished to us, or where the IRS has notified us that a tax identification number is incorrect. If you are not an individual, you may not elect out of such withholding.

Different withholding rules apply to payments made to U.S. citizens living outside the United States and to non-U.S. citizens living outside of the United States. U.S. citizens who live outside of the United States generally are not permitted to elect not to have federal income taxes withheld from payments. Payments to non-U.S. citizens who are not residents of the United States generally are subject to 30% withholding, unless an income tax treaty between their country of residence and the United States provides for a lower rate of withholding or an exemption from withholding.

Under the Foreign Account Tax Compliance Act (“FATCA”), as reflected in Sections 1471 through 1474 of the IRC, U.S. withholding agents (such as NYLIAC) may be required to obtain certain information to establish the U.S. or non-U.S. status of its account or contract holders (e.g., a Form W-9 or W-8BEN may be required) and perform certain due diligence to ensure that information is accurate. In certain cases, if this information is not obtained, withholding agents, such as NYLIAC may be required to withhold at a 30% rate on certain payments.

BUSINESS USES OF POLICY

Businesses can use the policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax advisor. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax advisor.

NON-INDIVIDUAL OWNERS AND BUSINESS BENEFICIARIES OF POLICIES

If a policy is owned or held by a corporation, trust or other entity that is not a natural person, this could jeopardize some or all of such entity’s interest deduction under IRC Section 264, even where such entity’s indebtedness is in no way connected to the policy. In addition, under IRC Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of a policy, the policy could be treated as held by the business for purposes of the IRC Section 264(f) entity-holder rules. A qualified tax advisor should be consulted before any non-natural person is made an owner or holder of a policy, or before a business (other than a sole proprietorship) is made a beneficiary of a policy.

SPLIT-DOLLAR ARRANGEMENTS

The IRS and the Treasury Department have issued guidance that substantially affects split-dollar arrangements. Consult a qualified tax advisor before entering into or paying additional premiums with respect to such arrangements.

Additionally, the Sarbanes-Oxley Act of 2002 (the “Act”) prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes. Although the prohibition on loans is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002.

Any affected business contemplating the payment of a premium on an existing policy, or the purchase of a new policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

TAX SHELTER REGULATIONS

Prospective owners that are corporations should consult a tax advisor about the treatment of the policy under the Treasury Regulations applicable to corporate tax shelters.

OTHER TAX CONSIDERATIONS

The transfer of the policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation skipping transfer tax consequences under federal tax law.

The individual situation of each Policyowner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of life insurance proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

For 2018, the federal estate tax, gift tax, and GST tax exemptions and maximum rates are $11,180,000, as adjusted for inflation, and 40%, respectively.

The uncertainty as to how the current law might be modified in coming years underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

LIFE INSURANCE PURCHASES BY RESIDENTS OF PUERTO RICO

In Rev. Rule 2004-75, 2004-31 I.R.B. 109, the IRS announced that income received by residents of Puerto Rico under life insurance contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

LEGAL PROCEEDINGS

NYLIAC is a defendant in lawsuits arising from its agency sales force, insurance (including variable contracts registered under Federal securities law), and/or other operations. Some of these actions seek substantial or unspecified compensatory and punitive damages. NYLIAC is also from time to time involved in various governmental, administrative, and investigative proceedings and inquiries.

Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, NYLIAC believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on NYLIAC’s financial position; however, it is possible, that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on NYLIAC’s operating results for a given year.

RECORDS AND REPORTS

NYLIC or NYLIAC maintains all records and accounts relating to the Separate Account, the Fixed Account and the DCA Accounts. Each year we will mail you a report showing the Cash Value, Cash Surrender Value, and outstanding loans (including accrued loan interest) as of the latest policy anniversary. This report contains any additional information required by any applicable law or regulation. We will also mail you a report each quarter showing this same information as of the end of the previous quarter. This quarterly statement reports transactions that you have requested or authorized. Please review it carefully. If you believe it contains an error, we must be notified within 15 days of the date of the statement.

Generally, NYLIAC will immediately mail you confirmation of any transactions involving the Separate Account. When we receive premium payments on your behalf involving the Separate Account initiated through pre-authorized Monthly Deduction Charges from banks, payments forwarded by your employer, or through other payments made by pre-authorized deductions to which we agree, a summary of these policy transactions will only appear on your quarterly statement and you will not receive a confirmation statement after each such transaction.

It is important that you inform NYLIAC of an address change so that you can receive these policy statements (please refer to the section on “Management and Organization—Our Rights—How To Reach Us for Policy Services”). In the event your statement is returned from the US Postal Service as undeliverable, we reserve the right to suspend mailing future correspondence and also suspend current transaction processing until a correct address is obtained. Additionally, no new service requests can be processed until a valid current address is provided.

Reports and promotional literature may contain the ratings NYLIC and NYLIAC have received from independent rating agencies. Both companies are among only a few companies that have consistently received among the highest possible ratings from the four major independent rating companies for financial strength and stability: A.M. Best, Fitch, Moody’s Investor’s Services, Inc. and Standard and Poor’s. However, neither NYLIC nor NYLIAC guarantees the investment performance of the Investment Divisions.

FINANCIAL STATEMENTS

The consolidated statements of financial position of NYLIAC as of December 31, 2017 and 2016, and the consolidated statements of operations, of comprehensive income, of stockholder’s equity and of cash flows for each of the three years in the period ended December 31, 2017 (including the report of the independent registered public accounting firm) and the Separate Account statement of assets and liabilities as of December 31, 2017, and the statements of operations and of changes in net assets and the financial highlights for each of the periods indicated in the Financial Statements (including the report of the independent registered public accounting firm) are included in the SAI. The independent registered public accounting firm is PricewaterhouseCoopers LLP.

STATE VARIATIONS AND RIDER AVAILABILITY

STATE VARIATIONS

The following lists by jurisdiction any variations to the statements made in this prospectus.

Alabama, Alaska, Arkansas, Connecticut, Colorado, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Missouri, Mississippi, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin and Wyoming.

●	Payment of Life Insurance Benefit Proceeds—See your policy for specific details regarding the payment of the Life Insurance Proceeds and the interest payable on those proceeds.

California

●	Free Look (“Right To Examine Policy”)—Within 20 days after delivery, you can return the policy to us or to the registered representative through whom it was purchased. Upon such a return, the policy will be void from the start, and a refund will be made. As of the date the policy is returned in Good Order, the amount we refund will be the policy’s Cash Value, plus any Premium Expense Charges, plus any Monthly Deduction Charges, minus loans and accrued loan interest.

●	If you are over the age of 60, you may return the policy to us or to the registered representative through whom it was purchased within 30 days from the date you received it. During that 30-day cancellation period, your money will be placed in our General Account unless you direct that the premium be allocated to the Investment Divisions during that time. If you do not direct that the premium be allocated to the Investment Divisions during the 30-day cancellation period and you return the policy during that time, you will be entitled to a refund of the premium and any policy fee paid, less any loans and partial surrenders you have taken. If you do direct that the premium be allocated to the Investment Divisions during the 30-day cancellation period, you will be entitled to a refund of the policy’s account value (minus loans) on the day the policy is received by us or your registered representative, which could be less than the premium you paid for the policy, plus any policy fee paid. A return of the policy after 30 days may result in substantial penalties, including a surrender charge.

Delaware

●	Free Look (“Right to Examine Policy”) - Within 20 days after delivery, you can return the policy to us or to the registered representative through whom it was purchased, with a written request in Good Order for a refund. Upon such a request, the policy will be void from the start, and a refund will be made. As of the date the policy is returned, the amount we refund will be equal to the greater of :

(a)	The policy’s Cash Value, plus any premium expense charges, plus any Monthly Deduction Charges, minus loans; or

(b)	The premiums paid, minus loans and partial surrenders including any surrender charges and processing fees.

●	Transfer of Net Premiums—The Initial Premium Transfer Date is 20 days after the later of the Issue Date and the date we receive the full initial premium payment in Good Order.

District of Columbia

●	Free Look (“Right to Examine Policy”) - Within 20 days after delivery, or if later within 45 days of the date of the execution of the application, you can return the policy to us or to the registered representative through whom it was purchased, with a written request in Good Order for a refund. Upon such a request, the policy will be void from the start, and a refund will be made. As of the date the policy is returned, the amount we refund will be equal to the greater of:

(a)	The policy’s Cash Value, plus any premium expense charges, plus any Monthly Deduction Charges, minus loans; or

(b)	The premiums paid, minus loans and partial surrenders including any surrender charges and processing fees.

●	Transfer of Net Premiums—The Initial Premium Transfer Date is 20 days after the later of the Issue Date and the date we receive the full initial premium payment in Good Order.

●	Late Period—If, on a Monthly Deduction Day, the NLG is not effect and your Cash Surrender Value is less than the Monthly Deduction Charges, we will mail you a notice, at your last known address with a copy to any know assignee, at least 62 days before the end of the Late Period, requesting payment of either: (a) the amount sufficient to keep your policy in effect for at least three months; or (b) the amount necessary to reactivate the NLG by paying an additional premium amount necessary to satisfy the NLG Premium Test. Your policy will continue for a Late Period of 62 days after the date we mail this notice.

Florida

●	Special Provision Regarding Option to Purchase Paid-up Insurance—You have the right to apply the policy’s Cash Surrender Value to obtain a paid-up insurance benefit. See your policy for details regarding this option.

Michigan

●	Living Benefits Rider—This benefit can be exercised if the Insured has a life expectancy of six months or less.

Montana

●	Any variable policy issued in Montana is always on a unisex basis. Any reference in this prospectus that makes a distinction based on the sex of the Insured should be disregarded for policies issued in this state.

New York

●	Reference to “State Insurance Department” means New York State Department of Financial Services.

●	Special Provision Regarding Option to Purchase Paid-up Insurance—On each policy anniversary, you have the right to apply the policy’s Cash Surrender Value to obtain a paid-up insurance benefit. See your policy for details regarding this option.

●	Change in Investment Objective of the Separate Account—In the event of a material change in the investment strategy of the Separate Account, you have the option of converting your policy, within 60 days after the effective date of such change, or the date you receive the notification of the change, whichever is later. You may elect to convert this policy, without evidence of insurability, to a new fixed benefit life insurance policy, for an amount of insurance not exceeding the death benefit of the original policy on the date of conversion. The new policy will be based on the same issue age, gender and class of risk as your original policy. All riders attached to this policy will end on the date of conversion. The new policy will not offer variable Investment Options, such as the Investment Divisions.

●	The Spouse’s Paid-Up Insurance Purchase Option Rider is renamed Rider Insured’s Paid-Up Insurance Purchase Option (RIPPO) in New York.

●	Life Insurance Benefit Option Changes—Any changes in the Life Insurance Benefit Option that increase the Net Amount at Risk will require proof of insurability prior to the change.

●	Suicide Exclusion—The policy’s suicide exclusion will not include the words, “while sane or insane.”

●	Persistency Credit—The persistency credit is guaranteed.

North Dakota

●	Free Look (“Right to Examine Policy”) - Within 20 days after delivery, you can return the policy to us or to the registered representative through whom it was purchased, with a written request in Good Order for a refund. Upon such a request, the policy will be void from the start, and a refund will be made. As of the date the policy is returned in Good Order, the amount we refund will be equal to the greater of :

(a)	The policy’s Cash Value, plus any premium expense charges, plus any Monthly Deduction Charges, minus loans; or
(b)	The premiums paid, minus loans and partial surrenders including any surrender charges and processing fees.

●	The Suicide Exclusion Period—is one year from the Issue Date.

●	Life Insurance Benefit Proceeds—Settlements shall be made within 60 days after due proof of death.

●	Transfer of Net Premiums—The Initial Premium Transfer Date is 20 days after the later of the Issue Date and the date we receive the full initial premium payment in Good Order.

South Dakota

●	Free Look (“Right to Examine Policy”) - Within 20 days after delivery, you can return the policy to us or to the registered representative through whom it was purchased, with a written request in Good Order for a refund. Upon such a request in Good Order, the policy will be void from the start, and a refund will be made. As of the date the policy is returned, the amount we refund will be equal to the greater of :

(a)	The policy’s Cash Value, plus any premium expense charges, plus any Monthly Deduction Charges, minus loans; or
(b)	The premiums paid, minus loans and partial surrenders including any surrender charges and processing fees.

●	Transfer of Net Premiums—The Initial Premium Transfer Date is 20 days after the later of the Issue Date and the date we receive the full initial premium payment in Good Order.

RIDER AVAILABILITY

Guaranteed Minimum Accumulation Benefit (“GMAB”) Rider

The GMAB Rider is not available in the following states:

Alaska, District of Columbia, Florida, Georgia, Hawaii, Idaho, Indiana, Kansas, Maryland, Massachusetts, Minnesota, Missouri, Mississippi, Montana, Nevada, New Hampshire, New Jersey, North Carolina, Ohio, Oregon, Rhode Island, South Carolina, Texas, Utah, Vermont, Virginia, Washington, and Wyoming.

Waiver of Specified Premium (“WSP”) Rider

The WSP Rider is not available in the following states:

Alabama, Alaska, Arkansas, Connecticut, Colorado, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Missouri, Mississippi, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin and Wyoming.

OBTAINING ADDITIONAL INFORMATION

The Statement of Additional Information (“SAI”) contains additional information about the New York Life Variable Universal Life Accumulator II ("VUL"), including information about compensation arrangements. The SAI is available without charge upon request. You can request a paper copy of the SAI by mail (at the VPSC at one of the addresses listed on the first page of this prospectus or any other address we indicate to you in writing), through the internet on our corporate website (www.newyorklife.com), or by phone on our toll-free number (1-800-598-2019). The current SAI is incorporated by reference into this prospectus and has been filed with the SEC.

TABLE OF CONTENTS FOR THE

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

General Information and History	2
Additional Information About the Operation of the Policies	2
Distribution and Compensation Arrangements	5
Underwriting a Policy	6
Additional Information About Charges	7
Financial Statements	8
NYLIAC & Separate Account Financial Statements	F-1

Information about VUL (including the SAI) can be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-942-8090. Reports and other information about VUL are available on the SEC’s internet site at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549.

For a personalized illustration or additional information about your policy, contact your registered representative or call our toll-free number, 1-800-598-2019.

SEC File Number: 811-07798

Statement of Additional Information

dated

May 1, 2018

for

New York Life Variable Universal Life Accumulator II

from

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION (“NYLIAC”)

This Statement of Additional Information (“SAI”) is not a prospectus. The SAI contains information that expands upon subjects discussed in the current New York Life Variable Universal Life Accumulator II (“VUL”) prospectus. You should read the SAI in conjunction with the current prospectus dated May 1, 2018 and any supplements thereto. This SAI is incorporated by reference into the prospectus. You may obtain a paper copy of the prospectus by calling NYLIAC at 1-800-598-2019 or by writing to NYLIAC at the VPSC at one of the addresses listed on the first page of the prospectus (or any other address we indicate to you in writing). The prospectus is also posted on our corporate website, www.newyorklife.com. Capitalized terms used but not defined in the SAI have the same meaning as in the current prospectus.

VUL is offered under NYLIAC Variable Universal Life Separate Account-I.

GENERAL INFORMATION AND HISTORY

The VUL prospectus and SAI describe a flexible premium variable universal life insurance policy that NYLIAC issues: New York Life Variable Universal Life Accumulator II.

About NYLIAC

NYLIAC is a stock life insurance company incorporated in Delaware in 1980. NYLIAC is licensed to sell life, accident, and health insurance and annuities in the District of Columbia and all states. In addition to the policy described in the prospectus, NYLIAC offers other life insurance policies and annuities. NYLIAC and Separate Account financial statements are also included in this SAI. NYLIAC’s principal business address is 51 Madison Avenue, New York, New York 10010.

NYLIAC is a wholly-owned subsidiary of NYLIC, a mutual life insurance company founded in New York in 1845. NYLIAC had total assets amounting to $164.7 billion at the end of 2017. NYLIC has invested in NYLIAC, and will occasionally make additional contributions to NYLIAC in order to maintain capital and surplus in accordance with state requirements.

About NYLIAC Variable Universal Life Separate Account—I

NYLIAC Variable Universal Life Separate Account—I (the “Separate Account”) is a segregated asset account that NYLIAC established to receive and invest your Net Premiums. NYLIAC established the Separate Account on June 4, 1993 under the laws of the State of Delaware, in accordance with resolutions set forth by the NYLIAC Board of Directors. The Separate Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940, as amended. This registration does not mean that the SEC supervises the management, investment practices, or policies of the Separate Account.

Tax Status of NYLIAC and the Separate Account

NYLIAC is taxed as a life insurance company under IRC Subchapter L. The Separate Account is not a taxable entity separate from NYLIAC, and we take its operations into account in determining NYLIAC’s income tax liability. As a result, NYLIAC takes into account applicable tax attributes of the assets of the Separate Account on its corporate income tax return, including corporate dividends received deductions and foreign tax credits that may be produced by assets of the Separate Account. All investment income and realized net capital gains on the assets of the Separate Account are reinvested and taken into account in determining policy Cash Values and are applied automatically to increase the book reserves associated with the policies. Under existing federal income tax law, neither the investment income nor any net capital gains of the Separate Account are taxed to NYLIAC to the extent that those items are applied to increase tax deductible reserves associated with the policies.

ADDITIONAL INFORMATION ABOUT THE OPERATION OF THE POLICIES

The prospectus provides information about the policy and its riders. The following is additional information about these terms.

Changing the Face Amount of Your Policy

You can request one increase in the Face Amount each Policy Year of your policy if all of the following conditions are met:

•	the insured is still living;

•	the insured is age 80 or younger;

•	the increase you are requesting is $5,000 or more;

•	the requested increase will not cause the policy’s Face Amount to exceed our maximum limit on the risk we retain, which we set at our discretion; and

•

you submit a written application in Good Order, that is signed by the insured(s) and the policyowner(s) to either your registered representative or to the VPSC at one of the addresses listed on the first page of prospectus (or any other address we indicate to you in writing) along with satisfactory evidence of

2

insurability.

We can limit any increase in the Face Amount of your policy.

You can request one decrease in the Face Amount of your policy each Policy Year if all of the following conditions are met:

•	the insured is still living;

•	the decrease you are requesting will not reduce the policy’s Face Amount below $50,000; and

•

you submit a written application in Good Order signed by the policyowner(s) to the VPSC at one of the addresses listed on the first page of the prospectus (or any other address we indicate to you in writing).

We may limit any decrease in the Face Amount of your policy.

Additional Information About the Amount in the Separate Account: Valuation of Accumulation Units

The value of an accumulation unit on any Valuation Day equals the value of an accumulation unit on the preceding Valuation Day multiplied by the net investment factor. We calculate a net investment factor for the period from the close of the New York Stock Exchange on the immediately preceding Valuation Day to its close on the current Valuation Day using the following formula:

(a/b)

Where: a = the sum of:

(1)	the net asset value of the Fund share held in the Separate Account for that Investment Division at the end of the current Valuation Day, plus

(2)	the per share amount of any dividends or capital gains distributions made by the Fund for shares held in the Separate Account for that Investment Division if the ex-dividend date occurs during such period; and

b =	the net asset value of the Fund share held in the Separate Account for that Investment Division at the end of the preceding Valuation Day.

The net investment factor may be greater or less than one. Therefore, the value of an accumulation unit may increase or decrease.

3

Examples of IRC Section 7702 on Life Insurance Benefits

Under this policy, you can choose from different Life Insurance Benefit Options. The following are standardized examples of how the choice of the Guideline Premium Test (GPT) or the Cash Value Accumulation Test (CVAT) can impact the Life Insurance Benefit.

EXAMPLES

(Effect of IRC Section 7702 on Life Insurance Benefit)

LIFE INSURANCE BENEFIT OPTION 1
Example 1 (GPT)
Male, Nonsmoker, Age 45 at Death
Life Insurance Benefit = Face Amount

	Policy A	Policy B
(1) Face Amount	1,000,000	1,000,000
(2) Cash Value	400,000	500,000
(3) IRC Sec. 7702 Percentage On Date of Death	215%	215%
(4) Basic Death Benefit	1,000,000	1,000,000
(5) Cash Value multiplied by 7702 percentage	860,000	1,075,000
(6) Death Benefit [Greater of (4) or (5)]	1,000,000	1,075,000

Example 2 (CVAT)
Male, Nonsmoker, Age 45 at Death
Life Insurance Benefit = Face Amount

	Policy A	Policy B
(1) Face Amount	1,000,000	1,000,000
(2) Cash Value	200,000	500,000
(3) IRC Sec. 7702 Percentage On Date of Death	407%	407%
(4) Basic Death Benefit	1,000,000	1,000,000
(5) Cash Value multiplied by 7702 percentage	814,000	2,035,000
(6) Death Benefit [Greater of (4) or (5)]	1,000,000	2,035,000

LIFE INSURANCE BENEFIT OPTION 2
Example 1 (GPT)
Male, Nonsmoker, Age 45 at Death
Life Insurance Benefit = Face Amount + Cash Value

	Policy A	Policy B
(1) Face Amount	1,000,000	1,000,000
(2) Cash Value	400,000	900,000
(3) IRC Sec. 7702 Percentage On Date of Death	215%	215%
(4) Basic Death Benefit	1,400,000	1,900,000
(5) Cash Value multiplied by 7702 percentage	860,000	1,935,000
(6) Death Benefit [Greater of (4) or (5)]	1,400,000	1,935,000

Example 2 (CVAT)
Male, Nonsmoker, Age 45 at Death
Life Insurance Benefit = Face Amount + Cash Value

	Policy A	Policy B
(1) Face Amount	1,000,000	1,000,000
(2) Cash Value	300,000	600,000
(3) IRC Sec. 7702 Percentage On Date of Death	407%	407%
(4) Basic Death Benefit	1,300,000	1,600,000
(5) Cash Value multiplied by 7702 percentage	1,221,000	2,442,000
(6) Death Benefit [Greater of (4) or (5)]	1,300,000	2,442,000

4

Additional Information About Changing Options

You can change your Life Insurance Benefit Option once per Policy Year, provided the Insured is under age 121. The following Examples demonstrate the impact this change can have on your Life Insurance Benefit.

EXAMPLE

Change From Option 1 To Option 2
Cash Value	$200,000
Face Amount before Option change	$2,000,000
Face Amount after Option change ($2,000,000 - $200,000)	$1,800,000
Life Insurance Benefit immediately before and after Option change	$2,000,000

Change From Option 2 To Option 1
Cash Value	$150,000
Face Amount before Option change	$2,000,000
Face Amount after Option change ($2,000,000 + $150,000)	$2,150,000
Life Insurance Benefit immediately before and after Option change	$2,150,000

DISTRIBUTION AND COMPENSATION ARRANGEMENTS

NYLIFE Distributors, the underwriter and distributor of the policies, is registered with the SEC and FINRA as a broker-dealer. The firm is an indirect wholly-owned subsidiary of NYLIC, and an affiliate of NYLIAC. Its principal business address is 30 Hudson Street, Jersey City, NJ 07302.

The policies are sold by registered representatives of NYLIFE Securities, a broker-dealer that is an affiliate of NYLIFE Distributors, and by registered representatives of unaffiliated broker-dealers. Your registered representative is also a licensed insurance agent with NYLIC. He or she may be qualified to offer other forms of life insurance, annuities, and other investment products. In certain circumstances, NYLIFE Securities registered representatives can sell both products manufactured and issued by NYLIC or its affiliates and products provided by other companies.

The selling broker-dealer, and in turn your registered representative, will receive compensation for selling you this policy or any other investment product. Compensation may consist of commissions, asset-based compensation, allowances for expenses, and other compensation programs. The amount of compensation received by your registered representative will vary depending on the policy that he or she sells, on sales production goals, and on the specific payment arrangements of the relevant broker-dealer. Differing compensation arrangements have the potential to influence the recommendation made by your registered representative or broker-dealer.

The maximum commissions payable to a broker-dealer in the first 30 years are equivalent to the present value of an annual commission rate for 30 years of 6.9% per year. (This figure is based on planned annual premiums of $2,900 and assumes a discount rate of 6%. Additional assumptions for the policy are: Male issue age 40, issued Preferred, with an initial face amount of $250,000 and Life Insurance Benefit Option 1.) Broker-dealers receive commission not to exceed 50% of the premiums paid up to a policy’s Commissionable Target Premium in Policy Year 1, 8% in Policy Year 2, 6.25% in Policy Years 3-4, 6.5% in Policy Years 5-6, 6% in Policy Years 7-10 and 3.5% in Policy Years 11-15, plus 3% of premiums paid in excess of such amount in Policy Years 1-15. Broker-dealers may also receive additional asset-based fees of 0.08% in Policy Years 11 and beyond.

The “Commissionable Target Premium” is used in the calculation of the maximum commission payable and is based on the Life Insurance Benefit option you choose, the age of the insured at the inception of the policy, gender, risk class, and the face amount of the policy.

NYLIC also has other compensation programs where registered representatives, managers, and employees involved in the sales process receive additional compensation related to the sale of products manufactured and issued by NYLIC or its affiliates. NYLIFE Securities registered representatives who are members of the General Office management team receive compensation based on a number of sales-related incentive programs designed to compensate for education, supervision, training, and recruiting of agents.

5

Unaffiliated broker-dealers may receive sales support for products manufactured and issued by NYLIC or its affiliates from Brokerage General Agents (“BGAs”) who are not employed by NYLIC. BGAs receive commissions on the policies based on a percentage of the commissions the registered representative receives and an allowance for expenses based on first year premiums paid.

NYLIFE Securities registered representatives can qualify to attend NYLIC-sponsored educational, training, and development conferences based on the sales they make of life insurance, annuities, and investment products during a particular twelve-month period. In addition, qualification for recognition programs sponsored by NYLIC depends on the sale of products manufactured and issued by NYLIC or its affiliates.

The policies are sold and premium payments are accepted on a continuous basis.

UNDERWRITING A POLICY

The underwriting of a policy determines: (1) whether the policy application will be approved or disapproved; and (2) into what premium class the insured should be placed. Risk factors that are considered for these determinations include: (a) the insured’s age; (b) the insured’s health history; (c) whether the insured smokes or not; and (d) the amount of insurance coverage requested on the policy application. As risk factors are added (i.e., higher age, smoker, poor health history, higher insurance coverage) the amount of the premium required for an approved policy will increase.

6

ADDITIONAL INFORMATION ABOUT CHARGES

The following example reflects how charges can impact a policy.

This example assumes a Male insured, issue age 40, Preferred rating, a Target Premium of $2,792.75, a Surrender Charge Premium Target of $5,572.50, and an annual planned premium of $2,900, an initial Face Amount of $250,000, and a selection of Life Insurance Benefit Option 1 by the policyowner. It also assumes current charges and a 6% hypothetical gross annual investment return, which results in a 5.11% net annual investment return. The assumption is that 10% of the premium is invested in the fixed account, 90% is invested in the separate account. It also assumes the policy is in its first Policy Year. There is no guarantee that the current charges illustrated below will not change.

PREMIUM	$2,900.00

Less Premium Expense Charge(1)	116.00

NET PREMIUM	$2,784.00

Plus net investment performance (earned from the Investment Divisions and/or the Fixed Account)	115.24
Less total annual Monthly Contract Charge(2)	120.00
Less total annual Monthly Cost of Insurance Charge (varies monthly)	167.65
Less total annual monthly cost of riders(3)	0.00
Less total annual Monthly Mortality and Expense Risk Charge(4)	2.23
Less total annual Monthly Per Thousand of Face Amount charge	499.35

CASH VALUE
Less Surrender Charge (if applicable)	$2,110,01 1,450.00

CASH SURRENDER VALUE (as of the end of first Policy Year)	$660.01

The amount of loans, withdrawals and surrenders you can make is based on your policy’s Cash Surrender Value. Your policy will terminate if your Cash Surrender Value is insufficient to pay your policy’s Monthly Deduction Charges.

You choose the amount of premium you intend to pay and the frequency with which you intend to make these payments. We call this your planned premium. Any additional premium payments you make are called unplanned premiums

We allocate your Net Premium to the Investment Divisions, the Fixed Account and/or DCA Accounts based on your instructions.

The Monthly Per Thousand of Face Amount Charge is computed as the Target Premium of $2,792.75 multiplied by the Policy Charge rate (1.49% for Preferred).

Cash Value may be used to determine the amount of your Life Insurance Benefit as well as the Cash Surrender Value of your policy.

We may assess a surrender charge when you make a Face Amount decrease, partial withdrawal, or full surrender during the Surrender Charge Period, or during the Surrender Charge Period after a Face Amount increase.

The Surrender Charge computed during the Surrender Charge Period is the Minimum of the Calculated Surrender Charge of $5,238.15 and 50% of the Premium paid or $1,450. The Calculated Surrender Charge is equal to the Surrender Charge Premium Target multiplied by the Surrender Charge Rate (94% for the first policy year).

(1)	For details about how we calculate the Premium Expense Charge for your policy, please refer to the Table of Fees and Expenses in the prospectus.
(2)	We currently deduct a Monthly Contract Charge of $10 per month.
(3)	This example assumes you have not chosen any riders.
(4)	For details about how we calculate the Mortality and Expense Risk Charge for your policy, please refer to the Table of Fees and Expenses in the prospectus.

7

FINANCIAL STATEMENTS

The consolidated statements of financial position of NYLIAC as of December 31, 2017 and 2016, and the consolidated statements of operations, of comprehensive income, of stockholder’s equity and of cash flows for each of the three years in the period ended December 31, 2017 included in this SAI have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The Separate Account statement of assets and liabilities as of December 31, 2017 and the statements of operations and of changes in net assets and the financial highlights for each of the periods indicated in the Financial Statements included in this SAI have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

8

NYLIAC Variable Universal Life Separate Account-I
Financial Statements

NYLIAC VUL Separate Account-I

Statement of Assets and Liabilities
As of December 31, 2017

	MainStay VP Absolute Return Multi-Strategy— Initial Class	MainStay VP Balanced— Initial Class	MainStay VP Bond— Initial Class	MainStay VP Common Stock— Initial Class	MainStay VP Conservative Allocation— Initial Class
ASSETS:
Investment at net asset value	$7,225,442	$17,209,284	$33,780,979	$112,154,909	$16,481,133
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	(104)	4,041	167,185	(17,980)	1,049
Net receivable from (payable to) the Fund for shares sold or purchased	104	(4,041)	(167,185)	17,980	(1,049)

LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	13	106	310	1,457	134
Administrative charges	1	12	34	164	13

Total net assets	$7,225,428	$17,209,166	$33,780,635	$112,153,288	$16,480,986

Total shares outstanding	809,781	1,133,589	2,361,374	3,769,568	1,397,038

Net asset value per share (NAV)	$8.92	$15.18	$14.31	$29.75	$11.80

Total units outstanding	862,840	762,097	1,436,808	2,637,455	851,397
Variable accumulation unit value (lowest to highest)	$8.18 to $8.40	$16.74 to $23.33	$11.53 to $29.71	$27.43 to $70.94	$18.66 to $20.07
Identified cost of investment	$7,313,112	$14,854,938	$34,502,317	$73,518,919	$16,055,593
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2017

	MainStay VP Convertible— Initial Class	MainStay VP Cornerstone Growth— Initial Class	MainStay VP Cushing® Renaissance Advantage— Initial Class	MainStay VP Eagle Small Cap Growth— Initial Class	MainStay VP Emerging Markets Equity— Initial Class
ASSETS:
Investment at net asset value	$52,401,716	$202,462,018	$828,001	$50,999,220	$44,162,256
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	(6,473)	8,706	12	(3,473)	(14,526)
Net receivable from (payable to) the Fund for shares sold or purchased	6,473	(8,706)	(12)	3,473	14,526

LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	461	3,018	1	511	337
Administrative charges	36	385	—	48	32

Total net assets	$52,401,219	$202,458,615	$828,000	$50,998,661	$44,161,887

Total shares outstanding	3,943,760	6,558,567	78,706	3,618,323	4,320,197

Net asset value per share (NAV)	$13.29	$30.87	$10.52	$14.09	$10.22

Total units outstanding	1,491,566	6,723,949	65,512	2,906,903	4,190,208
Variable accumulation unit value (lowest to highest)	$17.00 to $44.98	$16.81 to $43.32	$12.51 to $12.65	$17.24 to $17.96	$10.30 to $10.73
Identified cost of investment	$44,451,327	$153,986,489	$738,550	$38,748,872	$40,865,972
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2017

	MainStay VP Epoch U.S. Equity Yield— Initial Class	MainStay VP Epoch U.S. Small Cap— Initial Class	MainStay VP Floating Rate— Initial Class	MainStay VP Government— Initial Class	MainStay VP Growth Allocation— Initial Class
ASSETS:
Investment at net asset value	$137,569,824	$30,406,691	$16,319,734	$15,600,836	$76,503,930
Dividends due and accrued	—	—	63,188	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	20,638	22,560	1,690	868	25,603
Net receivable from (payable to) the Fund for shares sold or purchased	(20,638)	(22,560)	(64,878)	(868)	(25,603)

LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	1,326	177	88	148	307
Administrative charges	137	14	9	16	29

Total net assets	$137,568,361	$30,406,500	$16,319,637	$15,600,672	$76,503,594

Total shares outstanding	8,518,594	2,282,455	1,796,246	1,447,276	6,046,124

Net asset value per share (NAV)	$16.15	$13.32	$9.08	$10.78	$12.65

Total units outstanding	5,217,514	1,134,797	1,044,348	766,012	3,512,217
Variable accumulation unit value (lowest to highest)	$18.44 to $29.40	$25.80 to $27.30	$12.38 to $16.18	$10.84 to $25.08	$20.71 to $22.15
Identified cost of investment	$107,257,707	$24,409,495	$16,349,572	$16,629,757	$65,028,761
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2017

	MainStay VP High Yield Corporate Bond— Initial Class	MainStay VP Income Builder—Initial Class	MainStay VP Indexed Bond—Initial Class	MainStay VP International Equity— Initial Class	MainStay VP Janus Henderson Balanced— Initial Class
ASSETS:
Investment at net asset value	$144,928,537	$65,326,354	$141,598	$51,003,497	$140,930,673
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	(9,578)	42,513	—	36,210	4,706
Net receivable from (payable to) the Fund for shares sold or purchased	9,578	(42,513)	—	(36,210)	(4,706)

LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	1,155	798	1	389	1,480
Administrative charges	126	100	—	42	116

Total net assets	$144,927,256	$65,325,456	$141,597	$51,003,066	$140,929,077

Total shares outstanding	14,426,317	3,777,467	14,102	2,920,372	10,696,516

Net asset value per share (NAV)	$10.05	$17.29	$10.04	$17.46	$13.18

Total units outstanding	3,768,595	2,001,201	13,975	1,750,449	8,399,931
Variable accumulation unit value (lowest to highest)	$15.62 to $51.44	$16.25 to $44.63	$10.10 to $10.15	$14.40 to $35.81	$16.50 to $17.19
Identified cost of investment	$136,334,635	$56,362,545	$142,761	$35,415,706	$115,577,915
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2017

	MainStay VP Large Cap Growth— Initial Class	MainStay VP MFS® Utilities—Initial Class	MainStay VP Mid Cap Core—Initial Class	MainStay VP Moderate Allocation—Initial Class	MainStay VP Moderate Growth Allocation—Initial Class
ASSETS:
Investment at net asset value	$60,129,742	$42,396,132	$107,400,815	$49,419,252	$90,089,266
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	31,150	(100,253)	28,524	132,221	9,360
Net receivable from (payable to) the Fund for shares sold or purchased	(31,150)	100,253	(28,524)	(132,221)	(9,360)

LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	445	202	658	338	485
Administrative charges	32	21	60	39	55

Total net assets	$60,129,265	$42,395,909	$107,400,097	$49,418,875	$90,088,726

Total shares outstanding	2,514,085	3,608,849	6,895,831	4,154,782	7,142,078

Net asset value per share (NAV)	$23.92	$11.75	$15.57	$11.89	$12.61

Total units outstanding	2,208,881	2,651,481	2,479,114	2,397,936	4,143,534
Variable accumulation unit value (lowest to highest)	$19.48 to $32.55	$15.52 to $16.17	$39.13 to $45.99	$15.58 to $21.33	$17.06 to $22.29
Identified cost of investment	$47,191,158	$42,503,247	$86,264,330	$47,192,075	$80,312,260
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2017

	MainStay VP PIMCO Real Return— Initial Class	MainStay VP S&P 500 Index—Initial Class	MainStay VP Small Cap Core—Initial Class	MainStay VP T. Rowe Price Equity Income—Initial Class	MainStay VP U.S. Government Money Market—Initial Class
ASSETS:
Investment at net asset value	$8,597,662	$378,357,033	$18,480,660	$79,799,621	$44,892,479
Dividends due and accrued	—	—	—	—	30,599
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	1,371	63,288	28,943	(983)	(12,936)
Net receivable from (payable to) the Fund for shares sold or purchased	(1,371)	(63,288)	(28,943)	983	(17,663)

LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	40	3,673	78	566	385
Administrative charges	4	417	8	46	39

Total net assets	$8,597,618	$378,352,943	$18,480,574	$79,799,009	$44,892,055

Total shares outstanding	1,006,587	7,272,908	1,404,766	5,660,886	44,887,526

Net asset value per share (NAV)	$8.54	$52.02	$13.16	$14.10	$1.00

Total units outstanding	829,412	9,531,585	1,365,365	4,160,114	35,173,310
Variable accumulation unit value (lowest to highest)	$10.06 to $10.48	$25.82 to $76.65	$13.42 to $13.57	$18.72 to $19.50	$1.00 to $1.49
Identified cost of investment	$9,245,091	$212,113,524	$15,188,613	$63,802,692	$44,876,441
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2017

	MainStay VP Unconstrained Bond— Initial Class	MainStay VP VanEck Global Hard Assets— Initial Class	AB® VPS International Value Portfolio— Class A	AB® VPS Small/ Mid Cap Value Portfolio— Class A	Alger Capital Appreciation Portfolio— Class I-2
ASSETS:
Investment at net asset value	$17,393,703	$34,026,428	$5	$11,673,009	$1,948,936
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	15,684	(6,120)	—	2,689	661
Net receivable from (payable to) the Fund for shares sold or purchased	(15,684)	6,120	—	(2,689)	(661)

LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	51	155	—	54	—
Administrative charges	6	16	—	5	—

Total net assets	$17,393,646	$34,026,257	$5	$11,672,950	$1,948,936

Total shares outstanding	1,729,810	4,468,394	—	538,420	23,583

Net asset value per share (NAV)	$10.06	$7.61	$16.30	$21.68	$82.64

Total units outstanding	1,397,088	4,405,877	—	474,620	36,208
Variable accumulation unit value (lowest to highest)	$12.05 to $12.54	$7.49 to $7.81	$12.99 to $12.99	$22.99 to $25.29	$23.71 to $56.39
Identified cost of investment	$17,345,135	$38,483,945	$4	$10,620,825	$1,644,272
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2017

	American Century Investments® VP Inflation Protection Fund— Class II	American Century Investments® VP International Fund— Class II	American Century Investments® VP Value Fund— Class II	American Funds IS® Blue Chip Income and Growth Fund— Class 2	American Funds IS® Global Small Capitalization Fund— Class 2
ASSETS:
Investment at net asset value	$313,852	$2,987,150	$3,641,644	$80,064	$950,761
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	(19)	1,056	—	5,650	40,319
Net receivable from (payable to) the Fund for shares sold or purchased	19	(1,056)	—	(5,650)	(40,319)

LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	—	—	—	1	2
Administrative charges	—	—	—	—	—

Total net assets	$313,852	$2,987,150	$3,641,644	$80,063	$950,759

Total shares outstanding	30,740	245,654	324,567	5,410	38,461

Net asset value per share (NAV)	$10.21	$12.16	$11.22	$14.80	$24.72

Total units outstanding	19,947	102,935	100,402	7,546	79,710
Variable accumulation unit value (lowest to highest)	$12.16 to $16.04	$29.02 to $29.02	$36.27 to $36.27	$10.60 to $10.61	$11.74 to $11.96
Identified cost of investment	$335,872	$2,319,885	$2,630,027	$73,604	$794,432

Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2017

	American Funds IS® Growth Fund— Class 2	American Funds IS® New World Fund®—Class 2	BlackRock® Global Allocation V.I. Fund— Class III	BlackRock® High Yield V.I. Fund— Class I	ClearBridge Variable Appreciation Portfolio— Class I
ASSETS:
Investment at net asset value	$53,707	$8,691,616	$18,301,259	$2,562,001	$463,286
Dividends due and accrued	—	—	—	9,815	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	66	29,361	10,751	2,060	7
Net receivable from (payable to) the Fund for shares sold or purchased	(66)	(29,361)	(10,751)	(11,875)	(7)

LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	1	31	71	11	2
Administrative charges	—	4	8	1	—

Total net assets	$53,706	$8,691,581	$18,301,180	$2,561,989	$463,284

Total shares outstanding	694	346,693	1,233,233	345,823	11,038

Net asset value per share (NAV)	$77.35	$25.07	$14.84	$7.38	$41.97

Total units outstanding	5,250	714,404	1,323,128	221,748	41,432
Variable accumulation unit value (lowest to highest)	$10.23 to $10.23	$11.92 to $12.23	$13.48 to $14.03	$11.34 to $11.63	$11.14 to $11.19
Identified cost of investment	$53,584	$7,152,065	$17,682,874	$2,506,575	$458,083

Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2017

	Columbia Variable Portfolio— Commodity Strategy Fund— Class 1	Columbia Variable Portfolio— Emerging Markets Bond Fund—Class 1	Columbia Variable Portfolio—Small Cap Value Fund—Class 2	Delaware VIP® Diversified Income Series— Standard Class	Delaware VIP® Emerging Markets Series— Standard Class
ASSETS:
Investment at net asset value	$714,167	$928,451	$31,339	$52,595	$4,528,629
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	—	92	(224)	—	1,555
Net receivable from (payable to) the Fund for shares sold or purchased	—	(92)	224	—	(1,555)

LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	4	6	—	—	14
Administrative charges	1	1	—	—	1

Total net assets	$714,162	$928,444	$31,339	$52,595	$4,528,614

Total shares outstanding	118,043	91,472	1,554	4,990	180,711

Net asset value per share (NAV)	$6.05	$10.15	$20.17	$10.54	$25.06

Total units outstanding	82,103	78,855	1,585	4,116	302,867
Variable accumulation unit value (lowest to highest)	$8.59 to $8.76	$11.64 to $11.86	$19.77 to $19.77	$12.78 to $12.78	$12.94 to $15.17
Identified cost of investment	$716,813	$905,640	$27,440	$53,100	$3,584,638

Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2017

	Delaware VIP® International Value Equity Series— Standard Class	Delaware VIP® Small Cap Value Series— Standard Class	Delaware VIP® Value Series— Standard Class	Deutsche Alternative Asset Allocation VIP— Class A	Deutsche Small Cap Index VIP— Class A
ASSETS:
Investment at net asset value	$1,575	$9,433,198	$79,076	$1,940,947	$31,666
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	—	3,610	—	529	34
Net receivable from (payable to) the Fund for shares sold or purchased	—	(3,610)	—	(529)	(34)

LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	—	42	—	5	—
Administrative charges	—	5	—	1	—

Total net assets	$1,575	$9,433,151	$79,076	$1,940,941	$31,666

Total shares outstanding	118	220,762	2,505	142,611	1,731

Net asset value per share (NAV)	$13.39	$42.73	$31.57	$13.61	$18.29

Total units outstanding	118	466,699	3,326	178,361	1,560
Variable accumulation unit value (lowest to highest)	$13.36 to $13.36	$19.65 to $20.84	$23.77 to $23.77	$10.78 to $10.90	$20.30 to $20.30
Identified cost of investment	$1,265	$8,317,663	$68,400	$1,875,746	$26,809
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2017

	Deutsche Small Mid Cap Value VIP— Class A	DFA VA Global Bond Portfolio	DFA VA International Small Portfolio	DFA VA International Value Portfolio	DFA VA Short- Term Fixed Portfolio
ASSETS:
Investment at net asset value	$4,843,947	27,819	60,440	83,226	57,609
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	(8,265)	—	—	—	—
Net receivable from (payable to) the Fund for shares sold or purchased	8,265	—	—	—	—

LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	22	—	—	—	—
Administrative charges	2	—	—	—	—

Total net assets	$4,843,923	$27,819	$60,440	$83,226	$57,609

Total shares outstanding	270,913	2,617	4,299	6,093	5,670

Net asset value per share (NAV)	$17.88	$10.63	$14.06	$13.66	$10.16

Total units outstanding	230,987	2,501	3,288	5,309	5,609
Variable accumulation unit value (lowest to highest)	$19.92 to $21.31	$11.12 to $11.12	$18.38 to $18.38	$15.68 to $15.68	$10.27 to $10.27
Identified cost of investment	$4,325,942	$28,664	$51,348	$72,219	$57,922
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2017

	DFA VA U.S. Large Value Portfolio	DFA VA U.S. Targeted Value Portfolio	Dreyfus IP Technology Growth Portfolio— Initial Shares	Dreyfus VIF Opportunistic Small Cap Portfolio— Initial Shares	Fidelity® VIP Contrafund® Portfolio— Initial Class
ASSETS:
Investment at net asset value	197,830	$165,843	$29,004,271	$3,167,804	$249,605,938
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	—	—	32,689	—	(3,790)
Net receivable from (payable to) the Fund for shares sold or purchased	—	—	(32,689)	—	3,790

LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	—	—	139	—	2,154
Administrative charges	—	—	11	—	221

Total net assets	$197,830	$165,843	$29,004,121	$3,167,804	$249,603,563

Total shares outstanding	7,349	8,423	1,211,028	51,999	6,578,903

Net asset value per share (NAV)	$26.92	$19.69	$23.95	$60.92	$37.94

Total units outstanding	8,641	7,677	783,015	99,061	5,585,899
Variable accumulation unit value (lowest to highest)	$22.89 to $22.89	$21.60 to $21.60	$28.81 to $41.79	$31.98 to $31.98	$20.85 to $61.55
Identified cost of investment	$171,889	$158,729	$19,383,148	$1,538,231	$182,372,895
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2017

	Fidelity® VIP Equity-Income Portfolio— Initial Class	Fidelity® VIP Freedom 2020 Portfolio— Initial Class	Fidelity® VIP Freedom 2030 Portfolio— Initial Class	Fidelity® VIP Freedom 2040 Portfolio— Initial Class	Fidelity® VIP Growth Opportunities Portfolio— Initial Class
ASSETS:
Investment at net asset value	$74,910,921	$2,287,801	$2,308,685	$2,860,017	$3,432,354
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	(15,593)	8,895	—	29,639	4,177
Net receivable from (payable to) the Fund for shares sold or purchased	15,593	(8,895)	—	(29,639)	(4,177)

LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	683	24	14	12	18
Administrative charges	75	2	1	1	1

Total net assets	$74,910,163	$2,287,775	$2,308,670	$2,860,004	$3,432,335

Total shares outstanding	3,135,628	163,063	157,374	131,434	95,131

Net asset value per share (NAV)	$23.89	$14.03	$14.67	$21.76	$36.08

Total units outstanding	2,344,512	165,728	153,658	182,076	212,957
Variable accumulation unit value (lowest to highest)	$19.84 to $39.76	$13.63 to $14.08	$14.70 to $15.19	$15.33 to $15.84	$15.83 to $16.24
Identified cost of investment	$63,950,768	$2,059,652	$2,079,810	$2,512,521	$2,977,213
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2017

	Fidelity® VIP Growth Portfolio— Initial Class	Fidelity® VIP Index 500 Portfolio— Initial Class	Fidelity® VIP Investment Grade Bond Portfolio— Initial Class	Fidelity® VIP Mid Cap Portfolio— Initial Class	Fidelity® VIP Overseas Portfolio— Initial Class
ASSETS:
Investment at net asset value	$7,333,586	$22,210,355	$1,198,883	$14,154,447	$7,034,335
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	—	(35)	(20)	44,453	1,004
Net receivable from (payable to) the Fund for shares sold or purchased	—	35	20	(44,453)	(1,004)

LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	—	—	—	30	—
Administrative charges	—	—	—	3	—

Total net assets	$7,333,586	$22,210,355	$1,198,883	$14,154,414	$7,034,335

Total shares outstanding	99,036	81,903	93,663	363,493	307,579

Net asset value per share (NAV)	$74.05	$271.18	$12.80	$38.94	$22.87

Total units outstanding	254,735	718,627	65,664	594,110	269,108
Variable accumulation unit value (lowest to highest)	$28.79 to $28.79	$23.14 to $31.00	$12.87 to $19.24	$16.93 to $53.91	$14.80 to $26.16
Identified cost of investment	$4,168,708	$11,969,832	$1,205,890	$11,967,665	$4,858,501
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2017

	Invesco V.I. American Value Fund— Series I Shares	Invesco V.I. Global Real Estate Fund— Series I Shares	Invesco V.I. International Growth Fund— Series I Shares	Janus Henderson VIT Enterprise Portfolio— Institutional Shares	Janus Henderson VIT Forty Portfolio— Institutional Shares
ASSETS:
Investment at net asset value	$3,465,555	$24,484	$19,844,988	$1,589,090	$16,619
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	1,367	(205)	33,323	15,627	—
Net receivable from (payable to) the Fund for shares sold or purchased	(1,367)	205	(33,323)	(15,627)	—

LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	12	—	66	1	—
Administrative charges	1	—	7	—	—

Total net assets	$3,465,542	$24,484	$19,844,915	$1,589,089	$16,619

Total shares outstanding	188,550	1,408	497,491	22,492	418

Net asset value per share (NAV)	$18.38	$17.39	$39.89	$70.65	$39.76

Total units outstanding	193,048	1,550	1,363,551	35,236	702
Variable accumulation unit value (lowest to highest)	$17.42 to $18.91	$15.79 to $15.79	$13.44 to $15.17	$24.03 to $51.49	$23.68 to $23.68
Identified cost of investment	$3,329,050	$23,871	$16,683,795	$1,345,737	$14,767
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2017

	Janus Henderson VIT Global Research Portfolio— Institutional Shares	LVIP Baron Growth Opportunities Fund— Service Class	MFS® International Value Portfolio— Initial Class	MFS® Investors Trust Series— Initial Class	MFS® New Discovery Series— Initial Class
ASSETS:
Investment at net asset value	$98,313,144	$15,519	$14,042,234	$5,716,953	$6,668,018
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	(11,346)	—	1,390	52,245	9
Net receivable from (payable to) the Fund for shares sold or purchased	11,346	—	(1,390)	(52,245)	(9)

LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	1,229	—	70	10	14
Administrative charges	111	—	7	1	1

Total net assets	$98,311,804	$15,519	$14,042,157	$5,716,942	$6,668,003

Total shares outstanding	1,920,152	316	497,068	190,121	331,741

Net asset value per share (NAV)	$51.20	$49.07	$28.25	$30.07	$20.10

Total units outstanding	4,293,325	712	732,795	383,761	285,788
Variable accumulation unit value (lowest to highest)	$17.89 to $31.92	$21.79 to $21.79	$18.65 to $20.47	$14.38 to $31.01	$17.82 to $35.80
Identified cost of investment	$53,656,553	$13,261	$11,686,907	$5,166,373	$5,520,667
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2017

	MFS® Research Series— Initial Class	MFS® Total Return Bond Series— Initial Class	MFS® Value Series— Initial Class	Morgan Stanley VIF Emerging Markets Debt Portfolio— Class I	Morgan Stanley VIF U.S. Real Estate Portfolio— Class I
ASSETS:
Investment at net asset value	$1,771,689	$22,794	$9,092	$504,367	$24,018,793
Dividends due and accrued	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	(149)	—	67	(16)	(33,651)
Net receivable from (payable to) the Fund for shares sold or purchased	149	—	(67)	16	33,651

LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	7	—	—	—	100
Administrative charges	1	—	—	—	10

Total net assets	$1,771,681	$22,794	$9,092	$504,367	$24,018,683

Total shares outstanding	60,057	1,724	435	62,422	1,105,833

Net asset value per share (NAV)	$29.50	$13.22	$20.92	$8.08	$21.72

Total units outstanding	87,011	1,747	412	18,287	1,352,973
Variable accumulation unit value (lowest to highest)	$19.63 to $27.75	$13.05 to $13.05	$22.05 to $22.05	$27.58 to $27.58	$15.95 to $41.54
Identified cost of investment	$1,645,861	$22,775	$8,288	$529,531	$20,754,903
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2017

	Neuberger Berman AMT Mid Cap Growth Portfolio— Class I	PIMCO VIT Foreign Bond Portfolio (U.S. Dollar-Hedged)— Institutional Class	PIMCO VIT Global Bond Portfolio (Unhedged)— Administrative Class	PIMCO VIT Low Duration Portfolio— Administrative Class	PIMCO VIT Low Duration Portfolio— Institutional Class
ASSETS:
Investment at net asset value	$13,237,465	$6,485,939	$162,834	$651,062	$1,072,047
Dividends due and accrued	—	5,240	183	632	1,145
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	2,565	24	—	—	114
Net receivable from (payable to) the Fund for shares sold or purchased	(2,565)	(5,264)	(183)	(632)	(1,259)

LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	47	22	—	—	6
Administrative charges	5	3	—	—	1

Total net assets	$13,237,413	$6,485,914	$162,834	$651,062	$1,072,040

Total shares outstanding	476,337	601,104	13,249	63,580	104,691

Net asset value per share (NAV)	$27.79	$10.79	$12.29	$10.24	$10.24

Total units outstanding	692,925	549,658	9,347	49,205	105,211
Variable accumulation unit value (lowest to highest)	$17.63 to $39.79	$11.56 to $11.86	$17.44 to $17.44	$13.23 to $13.23	$10.11 to $10.23
Identified cost of investment	$11,498,006	$6,596,823	$158,119	$659,032	$1,072,390
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2017

	PIMCO VIT Total Return Portfolio— Administrative Class	PIMCO VIT Total Return Portfolio— Institutional Class	T. Rowe Price Blue Chip Growth Portfolio	T. Rowe Price International Stock Portfolio	T. Rowe Price Limited-Term Bond Portfolio
ASSETS:
Investment at net asset value	$1,461,806	$7,759,765	$73,243	$25,643	$385,562
Dividends due and accrued	2,334	13,212	—	—	519
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	(20)	1,767	—	—	—
Net receivable from (payable to) the Fund for shares sold or purchased	(2,314)	(14,979)	—	—	(519)

LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	—	35	—	—	—
Administrative charges	—	4	—	—	—

Total net assets	$1,461,806	$7,759,726	$73,243	$25,643	$385,562

Total shares outstanding	133,620	709,299	2,346	1,478	79,992

Net asset value per share (NAV)	$10.94	$10.94	$31.22	$17.35	$4.82

Total units outstanding	82,851	701,537	2,797	1,719	27,499
Variable accumulation unit value (lowest to highest)	$12.62 to $18.21	$10.85 to $11.14	$26.19 to $26.19	$14.92 to $14.92	$10.79 to $14.53
Identified cost of investment	$1,489,179	$7,666,000	$49,709	$22,796	$392,942
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Assets and Liabilities (Continued)
As of December 31, 2017

	T. Rowe Price New America Growth Portfolio	The Merger Fund VL	Victory VIF Diversified Stock Fund— Class A Shares
ASSETS:
Investment at net asset value	$5,753	$30,721	$2,685
Dividends due and accrued	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	—	(181)	—
Net receivable from (payable to) the Fund for shares sold or purchased	—	181	—

LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	—	—	—
Administrative charges	—	—	—

Total net assets	$5,753	$30,721	$2,685

Total shares outstanding	202	2,845	180

Net asset value per share (NAV)	$28.53	$10.80	$14.91

Total units outstanding	245	2,746	138
Variable accumulation unit value (lowest to highest)	$23.47 to $23.47	$11.19 to $11.19	$19.44 to $19.44
Identified cost of investment	$5,124	$30,728	$2,453
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Operations
For the year ended December 31, 2017

	MainStay VP Absolute Return Multi-Strategy— Initial Class	MainStay VP Balanced— Initial Class	MainStay VP Bond— Initial Class	MainStay VP Common Stock— Initial Class	MainStay VP Conservative Allocation—Initial Class
INVESTMENT INCOME (LOSS):
Dividend income	$71,546	$212,482	$832,309	$1,436,827	$346,179
Mortality and expense risk charges	(4,030)	(36,717)	(112,291)	(496,949)	(51,245)
Administrative charges	(396)	(4,209)	(12,179)	(56,133)	(5,107)

Net investment income (loss)	67,120	171,556	707,839	883,745	289,827

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	379,431	1,583,662	3,063,779	11,770,296	3,485,590
Cost of investments sold	(430,249)	(1,017,612)	(3,046,192)	(8,788,517)	(3,627,322)

Net realized gain (loss) on investments	(50,818)	566,050	17,587	2,981,779	(141,732)
Realized gain distribution received	—	332,529	300,295	4,351,388	—
Change in unrealized appreciation (depreciation) on investments	(24,320)	461,165	92,438	12,910,805	1,519,042

Net gain (loss) on investments	(75,138)	1,359,744	410,320	20,243,972	1,377,310

Net increase (decrease) in net assets resulting from operations	$(8,018)	$1,531,300	$1,118,159	$21,127,717	$1,667,137
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2017

	MainStay VP Convertible—Initial Class	MainStay VP Cornerstone Growth— Initial Class	MainStay VP Cushing® Renaissance Advantage—Initial Class	MainStay VP Eagle Small Cap Growth—Initial Class	MainStay VP Emerging Markets Equity—Initial Class
INVESTMENT INCOME (LOSS):
Dividend income	$878,147	$488,888	$—	$—	$472,165
Mortality and expense risk charges	(162,575)	(996,689)	(376)	(175,932)	(109,540)
Administrative charges	(12,609)	(127,557)	(30)	(16,525)	(10,510)

Net investment income (loss)	702,963	(635,358)	(406)	(192,457)	352,115

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	4,010,085	16,798,971	119,629	5,178,860	3,660,285
Cost of investments sold	(2,763,052)	(13,212,020)	(114,566)	(3,898,168)	(4,029,829)

Net realized gain (loss) on investments	1,247,033	3,586,951	5,063	1,280,692	(369,544)
Realized gain distribution received	869,230	1,311,842	—	2,336,430	—
Change in unrealized appreciation (depreciation) on investments	2,662,386	43,707,426	65,619	6,314,356	13,483,614

Net gain (loss) on investments	4,778,649	48,606,219	70,682	9,931,478	13,114,070

Net increase (decrease) in net assets resulting from operations	$5,481,612	$47,970,861	$70,276	$9,739,021	$13,466,185
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2017

	MainStay VP Epoch U.S. Equity Yield—Initial Class	MainStay VP Epoch U.S. Small Cap—Initial Class	MainStay VP Floating Rate—Initial Class	MainStay VP Government—Initial Class	MainStay VP Growth Allocation—Initial Class
INVESTMENT INCOME (LOSS):
Dividend income	$1,752,555	$136,131	$694,938	$433,508	$690,619
Mortality and expense risk charges	(465,874)	(60,682)	(32,812)	(56,337)	(101,687)
Administrative charges	(48,200)	(4,791)	(3,360)	(6,040)	(9,489)

Net investment income (loss)	1,238,481	70,658	658,766	371,131	579,443

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	13,336,426	2,363,551	2,073,769	2,400,279	4,799,111
Cost of investments sold	(9,921,967)	(1,312,320)	(2,083,193)	(2,592,242)	(2,917,676)

Net realized gain (loss) on investments	3,414,459	1,051,231	(9,424)	(191,963)	1,881,435
Realized gain distribution received	—	2,633,720	—	—	1,244,999
Change in unrealized appreciation (depreciation) on investments	17,440,298	393,890	(42,624)	96,092	10,105,945

Net gain (loss) on investments	20,854,757	4,078,841	(52,048)	(95,871)	13,232,379

Net increase (decrease) in net assets resulting from operations	$22,093,238	$4,149,499	$606,718	$275,260	$13,811,822
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2017

	MainStay VP High Yield Corporate Bond— Initial Class	MainStay VP Income Builder— Initial Class	MainStay VP Indexed Bond—Initial Class (a)	MainStay VP International Equity— Initial Class	MainStay VP Janus Henderson Balanced—Initial Class
INVESTMENT INCOME (LOSS):
Dividend income	$8,505,879	$2,338,261	$1,382	$263,551	$2,422,384
Mortality and expense risk charges	(421,454)	(286,159)	(27)	(128,464)	(521,513)
Administrative charges	(45,916)	(35,853)	(3)	(13,748)	(41,582)

Net investment income (loss)	8,038,509	2,016,249	1,352	121,339	1,859,289

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	9,457,738	5,927,339	13,318	4,832,980	12,727,855
Cost of investments sold	(7,447,978)	(5,814,132)	(13,203)	(4,499,126)	(10,014,576)

Net realized gain (loss) on investments	2,009,760	113,207	115	333,854	2,713,279
Realized gain distribution received	—	—	19	—	5,686,953
Change in unrealized appreciation (depreciation) on investments	(1,119,837)	5,058,452	(1,162)	12,272,107	11,925,848

Net gain (loss) on investments	889,923	5,171,659	(1,028)	12,605,961	20,326,080

Net increase (decrease) in net assets resulting from operations	$8,928,432	$7,187,908	$324	$12,727,300	$22,185,369
(a) For the period May 1, 2017 (commencement of Investment Division) through December 31, 2017.
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2017

	MainStay VP Large Cap Growth— Initial Class	MainStay VP MFS® Utilities—Initial Class	MainStay VP Mid Cap Core—Initial Class	MainStay VP Moderate Allocation—Initial Class	MainStay VP Moderate Growth Allocation—Initial Class
INVESTMENT INCOME (LOSS):
Dividend income	$—	$1,676,282	$1,071,382	$797,531	$1,232,695
Mortality and expense risk charges	(150,788)	(72,523)	(228,114)	(115,925)	(164,648)
Administrative charges	(11,044)	(7,480)	(20,836)	(13,525)	(18,690)

Net investment income (loss)	(161,832)	1,596,279	822,432	668,081	1,049,357

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	7,453,329	3,090,851	10,254,332	4,005,522	5,611,739
Cost of investments sold	(4,606,538)	(2,704,931)	(6,598,648)	(3,797,016)	(3,644,759)

Net realized gain (loss) on investments	2,846,791	385,920	3,655,684	208,506	1,966,980
Realized gain distribution received	2,004,838	—	1,213,600	205,536	1,653,689
Change in unrealized appreciation (depreciation) on investments	10,539,417	3,345,765	11,916,519	5,297,134	9,388,137

Net gain (loss) on investments	15,391,046	3,731,685	16,785,803	5,711,176	13,008,806

Net increase (decrease) in net assets resulting from operations	$15,229,214	$5,327,964	$17,608,235	$6,379,257	$14,058,163
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2017

	MainStay VP PIMCO Real Return— Initial Class	MainStay VP S&P 500 Index— Initial Class	MainStay VP Small Cap Core— Initial Class	MainStay VP T. Rowe Price Equity Income— Initial Class	MainStay VP U.S. Government Money Market— Initial Class
INVESTMENT INCOME (LOSS):
Dividend income	$144,426	$4,968,380	$—	$1,608,315	$203,403
Mortality and expense risk charges	(15,898)	(1,245,539)	(26,091)	(196,850)	(148,774)
Administrative charges	(1,413)	(141,945)	(2,613)	(16,082)	(15,045)

Net investment income (loss)	127,115	3,580,896	(28,704)	1,395,383	39,584

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	1,286,581	19,758,725	1,325,350	8,006,004	15,533,780
Cost of investments sold	(1,594,596)	(8,420,282)	(1,170,865)	(5,905,328)	(15,533,895)

Net realized gain (loss) on investments	(308,015)	11,338,443	154,485	2,100,676	(115)
Realized gain distribution received	—	5,216,565	282,638	3,546,614	—
Change in unrealized appreciation (depreciation) on investments	454,937	46,312,424	1,811,462	4,243,725	(4,182)

Net gain (loss) on investments	146,922	62,867,432	2,248,585	9,891,015	(4,297)

Net increase (decrease) in net assets resulting from operations	$274,037	$66,448,328	$2,219,881	$11,286,398	$35,287
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2017

	MainStay VP Unconstrained Bond— Initial Class	MainStay VP VanEck Global Hard Assets— Initial Class	AB® VPS International Value Portfolio—Class A	AB® VPS Small/Mid Cap Value Portfolio—Class A	Alger Capital Appreciation Portfolio—Class I-2
INVESTMENT INCOME (LOSS):
Dividend income	$487,756	$—	$—	$49,204	$2,971
Mortality and expense risk charges	(16,901)	(55,123)	—	(19,037)	—
Administrative charges	(1,852)	(5,825)	—	(1,655)	—

Net investment income (loss)	469,003	(60,948)	—	28,512	2,971

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	936,894	4,234,987	—	1,094,132	117,814
Cost of investments sold	(973,313)	(5,977,458)	—	(971,921)	(84,973)

Net realized gain (loss) on investments	(36,419)	(1,742,471)	—	122,211	32,841
Realized gain distribution received	—	—	—	529,178	115,522
Change in unrealized appreciation (depreciation) on investments	252,334	1,435,785	1	663,508	307,102

Net gain (loss) on investments	215,915	(306,686)	1	1,314,897	455,465

Net increase (decrease) in net assets resulting from operations	$684,918	$(367,634)	$1	$1,343,409	$458,436
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2017

	American Century Investments® VP Inflation Protection Fund—Class II	American Century Investments® VP International Fund— Class II	American Century Investments® VP Value Fund—Class II	American Funds IS® Blue Chip Income and Growth Fund— Class 2 (b)	American Funds IS® Global Small Capitalization Fund— Class 2
INVESTMENT INCOME (LOSS):
Dividend income	$7,640	$17,671	$50,675	$1,026	$2,862
Mortality and expense risk charges	—	—	—	(14)	(755)
Administrative charges	—	—	—	—	(38)

Net investment income (loss)	7,640	17,671	50,675	1,012	2,069

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	16,651	223,267	328,427	813	96,080
Cost of investments sold	(17,681)	(147,804)	(139,151)	(788)	(95,964)

Net realized gain (loss) on investments	(1,030)	75,463	189,276	25	116
Realized gain distribution received	—	—	—	—	—
Change in unrealized appreciation (depreciation) on investments	3,583	583,888	41,722	811	146,704

Net gain (loss) on investments	2,553	659,351	230,998	836	146,820

Net increase (decrease) in net assets resulting from operations	$10,193	$677,022	$281,673	$1,848	$148,889

(b) For the period November 13, 2017 (commencement of Investment Division) through December 31, 2017.
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2017

	American Funds IS® Growth Fund—Class 2 (b)	American Funds IS® New World Fund®—Class 2	BlackRock® Global Allocation V.I. Fund— Class III	BlackRock® High Yield V.I. Fund— Class I	ClearBridge Variable Appreciation Portfolio—Class I (a)
INVESTMENT INCOME (LOSS):
Dividend income	$62	$72,408	$222,420	$110,042	$5,166
Mortality and expense risk charges	(6)	(8,493)	(22,739)	(3,987)	(157)
Administrative charges	—	(879)	(2,507)	(430)	(17)

Net investment income (loss)	56	63,036	197,174	105,625	4,992

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	49	416,309	1,211,622	265,423	10,503
Cost of investments sold	(48)	(400,183)	(1,289,244)	(270,581)	(10,029)

Net realized gain (loss) on investments	1	16,126	(77,622)	(5,158)	474
Realized gain distribution received	—	—	209,867	—	13,837
Change in unrealized appreciation (depreciation) on investments	57	1,625,606	1,666,648	38,605	5,196

Net gain (loss) on investments	58	1,641,732	1,798,893	33,447	19,507

Net increase (decrease) in net assets resulting from operations	$114	$1,704,768	$1,996,067	$139,072	$24,499
(a) For the period May 1, 2017 (commencement of Investment Division) through December 31, 2017.
(b) For the period November 13, 2017 (commencement of Investment Division) through December 31, 2017.
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2017

	Columbia Variable Portfolio—Commodity Strategy Fund—Class 1	Columbia Variable Portfolio—Emerging Markets Bond Fund— Class 1	Columbia Variable Portfolio—Small Cap Value Fund—Class 2	Delaware VIP® Diversified Income Series—Standard Class	Delaware VIP® Emerging Markets Series—Standard Class
INVESTMENT INCOME (LOSS):
Dividend income	$35,868	$30,706	$93	$1,423	$19,218
Mortality and expense risk charges	(1,377)	(1,557)	—	—	(3,987)
Administrative charges	(220)	(168)	—	—	(406)

Net investment income (loss)	34,271	28,981	93	1,423	14,825

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	86,389	182,785	2,343	8,366	352,382
Cost of investments sold	(85,614)	(172,400)	(2,169)	(8,727)	(323,393)

Net realized gain (loss) on investments	775	10,385	174	(361)	28,989
Realized gain distribution received	—	—	1,894	—	—
Change in unrealized appreciation (depreciation) on investments	(15,375)	25,722	1,738	1,617	1,062,404

Net gain (loss) on investments	(14,600)	36,107	3,806	1,256	1,091,393

Net increase (decrease) in net assets resulting from operations	$19,671	$65,088	$3,899	$2,679	$1,106,218
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2017

	Delaware VIP® International Value Equity Series—Standard Class	Delaware VIP® Small Cap Value Series—Standard Class	Delaware VIP® Value Series—Standard Class	Deutsche Alternative Asset Allocation VIP—Class A	Deutsche Small Cap Index VIP—Class A
INVESTMENT INCOME (LOSS):
Dividend income	$22	$63,483	$1,228	$21,012	$253
Mortality and expense risk charges	—	(12,781)	—	(1,010)	—
Administrative charges	—	(1,327)	—	(108)	—

Net investment income (loss)	22	49,375	1,228	19,894	253

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	37	633,478	11,049	98,577	2,043
Cost of investments sold	(32)	(610,355)	(7,735)	(97,198)	(1,946)

Net realized gain (loss) on investments	5	23,123	3,314	1,379	97
Realized gain distribution received	—	255,395	2,469	—	980
Change in unrealized appreciation (depreciation) on investments	266	608,906	2,642	65,543	2,513

Net gain (loss) on investments	271	887,424	8,425	66,922	3,590

Net increase (decrease) in net assets resulting from operations	$293	$936,799	$9,653	$86,816	$3,843
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2017

	Deutsche Small Mid Cap Value VIP— Class A	DFA VA Global Bond Portfolio	DFA VA International Small Portfolio	DFA VA International Value Portfolio	DFA VA Short-Term Fixed Portfolio
INVESTMENT INCOME (LOSS):
Dividend income	$34,172	$500	$1,399	$2,197	$593
Mortality and expense risk charges	(7,843)	—	—	—	—
Administrative charges	(803)	—	—	—	—

Net investment income (loss)	25,526	500	1,399	2,197	593

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	778,227	18,015	8,859	15,398	5,256
Cost of investments sold	(591,872)	(18,583)	(8,084)	(16,588)	(5,285)

Net realized gain (loss) on investments	186,355	(568)	775	(1,190)	(29)
Realized gain distribution received	101,495	14	1,522	—	—
Change in unrealized appreciation (depreciation) on investments	140,288	688	10,244	15,906	(114)

Net gain (loss) on investments	428,138	134	12,541	14,716	(143)

Net increase (decrease) in net assets resulting from operations	$453,664	$634	$13,940	$16,913	$450
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2017

	DFA VA U.S. Large Value Portfolio	DFA VA U.S. Targeted Value Portfolio	Dreyfus IP Technology Growth Portfolio—Initial Shares	Dreyfus VIF Opportunistic Small Cap Portfolio—Initial Shares	Fidelity® VIP Contrafund® Portfolio— Initial Class
INVESTMENT INCOME (LOSS):
Dividend income	$3,403	$1,673	$—	$—	$2,351,564
Mortality and expense risk charges	—	—	(43,963)	—	(744,058)
Administrative charges	—	—	(3,195)	—	(76,051)

Net investment income (loss)	3,403	1,673	(47,158)	—	1,531,455

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	20,482	11,970	2,129,366	357,314	18,161,950
Cost of investments sold	(16,612)	(11,560)	(1,248,133)	(225,711)	(15,071,187)

Net realized gain (loss) on investments	3,870	410	881,233	131,603	3,090,763
Realized gain distribution received	7,421	9,930	1,143,806	35,110	12,365,874
Change in unrealized appreciation (depreciation) on investments	15,940	597	6,469,068	487,372	28,396,988

Net gain (loss) on investments	27,231	10,937	8,494,107	654,085	43,853,625

Net increase (decrease) in net assets resulting from operations	$30,634	$12,610	$8,446,949	$654,085	$45,385,080
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2017

	Fidelity® VIP Equity-Income Portfolio—Initial Class	Fidelity® VIP Freedom 2020 Portfolio—Initial Class	Fidelity® VIP Freedom 2030 Portfolio—Initial Class	Fidelity® VIP Freedom 2040 Portfolio—Initial Class	Fidelity® VIP Growth Opportunities Portfolio—Initial Class
INVESTMENT INCOME (LOSS):
Dividend income	$1,234,849	$33,178	$30,406	$31,438	$8,739
Mortality and expense risk charges	(240,786)	(7,855)	(4,073)	(2,954)	(5,356)
Administrative charges	(26,333)	(740)	(401)	(321)	(438)

Net investment income (loss)	967,730	24,583	25,932	28,163	2,945

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	9,814,925	179,432	177,763	211,034	748,354
Cost of investments sold	(8,377,083)	(168,899)	(167,590)	(197,813)	(790,929)

Net realized gain (loss) on investments	1,437,842	10,533	10,173	13,221	(42,575)
Realized gain distribution received	1,526,070	49,295	62,215	64,841	309,968
Change in unrealized appreciation (depreciation) on investments	4,714,106	185,698	237,051	326,859	501,823

Net gain (loss) on investments	7,678,018	245,526	309,439	404,921	769,216

Net increase (decrease) in net assets resulting from operations	$8,645,748	$270,109	$335,371	$433,084	$772,161
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2017

	Fidelity® VIP Growth Portfolio—Initial Class	Fidelity® VIP Index 500 Portfolio—Initial Class	Fidelity® VIP Investment Grade Bond Portfolio—Initial Class	Fidelity® VIP Mid Cap Portfolio—Initial Class	Fidelity® VIP Overseas Portfolio—Initial Class
INVESTMENT INCOME (LOSS):
Dividend income	$14,358	$365,009	$28,458	$90,021	$91,516
Mortality and expense risk charges	—	—	—	(9,440)	—
Administrative charges	—	—	—	(969)	—

Net investment income (loss)	14,358	365,009	28,458	79,612	91,516

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	333,850	443,095	54,804	1,192,856	618,739
Cost of investments sold	(200,842)	(187,359)	(50,575)	(944,905)	(472,530)

Net realized gain (loss) on investments	133,008	255,736	4,229	247,951	146,209
Realized gain distribution received	466,103	59,106	4,965	540,752	5,977
Change in unrealized appreciation (depreciation) on investments	1,317,050	3,170,165	9,695	1,500,451	1,406,261

Net gain (loss) on investments	1,916,161	3,485,007	18,889	2,289,154	1,558,447

Net increase (decrease) in net assets resulting from operations	$1,930,519	$3,850,016	$47,347	$2,368,766	$1,649,963
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2017

	Invesco V.I. American Value Fund— Series I Shares	Invesco V.I. Global Real Estate Fund—Series I Shares	Invesco V.I. International Growth Fund—Series I Shares	Janus Henderson VIT Enterprise Portfolio— Institutional Shares	Janus Henderson VIT Forty Portfolio— Institutional Shares
INVESTMENT INCOME (LOSS):
Dividend income	$27,055	$951	$264,100	$3,323	$—
Mortality and expense risk charges	(4,350)	—	(23,677)	(6)	—
Administrative charges	(439)	—	(2,555)	—	—

Net investment income (loss)	22,266	951	237,868	3,317	—

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	437,673	15,903	1,248,755	150,808	3,513
Cost of investments sold	(488,109)	(15,045)	(932,883)	(95,593)	(3,600)

Net realized gain (loss) on investments	(50,436)	858	315,872	55,215	(87)
Realized gain distribution received	38,727	483	—	82,197	802
Change in unrealized appreciation (depreciation) on investments	296,895	1,270	2,974,817	175,544	3,393

Net gain (loss) on investments	285,186	2,611	3,290,689	312,956	4,108

Net increase (decrease) in net assets resulting from operations	$307,452	$3,562	$3,528,557	$316,273	$4,108
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2017

	Janus Henderson VIT Global Research Portfolio— Institutional Shares	LVIP Baron Growth Opportunities Fund— Service Class	MFS® International Value Portfolio— Initial Class	MFS® Investors Trust Series— Initial Class	MFS® New Discovery Series— Initial Class
INVESTMENT INCOME (LOSS):
Dividend income	$756,791	$—	$175,347	$34,511	$—
Mortality and expense risk charges	(419,603)	—	(21,120)	(2,769)	(4,510)
Administrative charges	(37,707)	—	(2,072)	(280)	(296)

Net investment income (loss)	299,481	—	152,155	31,462	(4,806)

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	8,654,478	4,250	859,821	246,066	365,728
Cost of investments sold	(4,309,583)	(3,974)	(691,138)	(257,002)	(358,476)

Net realized gain (loss) on investments	4,344,895	276	168,683	(10,936)	7,252
Realized gain distribution received	—	641	11,129	186,247	111,461
Change in unrealized appreciation (depreciation) on investments	16,744,987	2,764	2,286,370	701,871	1,237,362

Net gain (loss) on investments	21,089,882	3,681	2,466,182	877,182	1,356,075

Net increase (decrease) in net assets resulting from operations	$21,389,363	$3,681	$2,618,337	$908,644	$1,351,269
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2017

	MFS® Research Series— Initial Class	MFS® Total Return Bond Series— Initial Class	MFS® Value Series— Initial Class	Morgan Stanley VIF Emerging Markets Debt Portfolio—Class I	Morgan Stanley VIF U.S. Real Estate Portfolio—Class I
INVESTMENT INCOME (LOSS):
Dividend income	$21,038	$760	$158	$27,765	$345,550
Mortality and expense risk charges	(2,202)	—	—	—	(36,267)
Administrative charges	(288)	—	—	—	(3,640)

Net investment income (loss)	18,548	760	158	27,765	305,643

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	411,851	560	397	81,707	2,228,996
Cost of investments sold	(410,649)	(554)	(377)	(85,309)	(1,567,714)

Net realized gain (loss) on investments	1,202	6	20	(3,602)	661,282
Realized gain distribution received	103,328	—	323	—	—
Change in unrealized appreciation (depreciation) on investments	206,021	153	766	24,555	(257,053)

Net gain (loss) on investments	310,551	159	1,109	20,953	404,229

Net increase (decrease) in net assets resulting from operations	$329,099	$919	$1,267	$48,718	$709,872
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements

NYLIAC VUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2017

	Neuberger Berman AMT Mid Cap Growth Portfolio— Class I	PIMCO VIT Foreign Bond Portfolio (U.S. Dollar-Hedged)— Institutional Class	PIMCO VIT Global Bond Portfolio (Unhedged)— Administrative Class	PIMCO VIT Low Duration Portfolio— Administrative Class	PIMCO VIT Low Duration Portfolio— Institutional Class
INVESTMENT INCOME (LOSS):
Dividend income	$—	$309,575	$3,482	$7,958	$11,820
Mortality and expense risk charges	(14,062)	(7,225)	—	—	(2,019)
Administrative charges	(1,399)	(829)	—	—	(269)

Net investment income (loss)	(15,461)	301,521	3,482	7,958	9,532

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	905,160	467,172	40,710	57,763	195,591
Cost of investments sold	(922,223)	(457,353)	(39,465)	(58,567)	(195,699)

Net realized gain (loss) on investments	(17,063)	9,819	1,245	(804)	(108)
Realized gain distribution received	227,418	—	—	—	—
Change in unrealized appreciation (depreciation) on investments	2,183,159	(156,025)	10,900	822	(421)

Net gain (loss) on investments	2,393,514	(146,206)	12,145	18	(529)

Net increase (decrease) in net assets resulting from operations	$2,378,053	$155,315	$15,627	$7,976	$9,003
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2017

	PIMCO VIT Total Return Portfolio— Administrative Class	PIMCO VIT Total Return Portfolio— Institutional Class	T. Rowe Price Blue Chip Growth Portfolio	T. Rowe Price International Stock Portfolio	T. Rowe Price Limited-Term Bond Portfolio
INVESTMENT INCOME (LOSS):
Dividend income	$31,154	$144,384	$—	$266	$5,633
Mortality and expense risk charges	—	(11,014)	—	—	—
Administrative charges	—	(1,194)	—	—	—

Net investment income (loss)	31,154	132,176	—	266	5,633

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	408,096	830,971	9,864	2,807	27,962
Cost of investments sold	(419,247)	(853,788)	(6,730)	(2,408)	(28,830)

Net realized gain (loss) on investments	(11,151)	(22,817)	3,134	399	(868)
Realized gain distribution received	—	—	833	982	—
Change in unrealized appreciation (depreciation) on investments	54,272	186,931	16,063	4,055	(749)

Net gain (loss) on investments	43,121	164,114	20,030	5,436	(1,617)

Net increase (decrease) in net assets resulting from operations	$74,275	$296,290	$20,030	$5,702	$4,016
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Operations (Continued)
For the year ended December 31, 2017

	T. Rowe Price New America Growth Portfolio	The Merger Fund VL	Victory VIF Diversified Stock Fund—Class A Shares
INVESTMENT INCOME (LOSS):
Dividend income	$5	$—	$15
Mortality and expense risk charges	—	—	—
Administrative charges	—	—	—

Net investment income (loss)	5	—	15

REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	3,382	11,983	1,110
Cost of investments sold	(2,719)	(12,144)	(1,196)

Net realized gain (loss) on investments	663	(161)	(86)
Realized gain distribution received	554	—	35
Change in unrealized appreciation (depreciation) on investments	425	1,017	627

Net gain (loss) on investments	1,642	856	576

Net increase (decrease) in net assets resulting from operations	$1,647	$856	$591

Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets
For the years ended December 31, 2017
and December 31, 2016

	MainStay VP Absolute Return Multi-Strategy— Initial Class		MainStay VP Balanced— Initial Class		MainStay VP Bond— Initial Class
	2017	2016	2017	2016	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$67,120	$(3,540)	$171,556	$174,563	$707,839	$748,920
Net realized gain (loss) on investments	(50,818)	(63,390)	566,050	376,665	17,587	102,329
Realized gain distribution received	—	—	332,529	487,300	300,295	129,515
Change in unrealized appreciation (depreciation) on investments	(24,320)	140,940	461,165	350,305	92,438	52,388

Net increase (decrease) in net assets resulting from operations	(8,018)	74,010	1,531,300	1,388,833	1,118,159	1,033,152

Contributions and (Withdrawals):
Payments received from policyowners	2,252,621	2,044,645	1,583,885	1,476,256	3,106,499	3,274,241
Cost of insurance	(632,587)	(561,739)	(895,159)	(940,550)	(2,041,688)	(2,214,921)
Policyowners' surrenders	(228,112)	(170,429)	(633,181)	(610,250)	(1,293,632)	(1,414,900)
Net transfers from (to) Fixed Account	(20,969)	186,557	(533,191)	(247,453)	(368,341)	(748,667)
Transfers between Investment Divisions	633,326	1,021,575	679,976	657,514	555,625	583,750
Policyowners' death benefits	(8,611)	(11,959)	(190,230)	(96,055)	(84,398)	(482,404)

Net contributions and (withdrawals)	1,995,668	2,508,650	12,100	239,462	(125,935)	(1,002,901)

Increase (decrease) in net assets	1,987,650	2,582,660	1,543,400	1,628,295	992,224	30,251

NET ASSETS:
Beginning of period	5,237,778	2,655,118	15,665,766	14,037,471	32,788,411	32,758,160

End of period	$7,225,428	$5,237,778	$17,209,166	$15,665,766	$33,780,635	$32,788,411
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	MainStay VP Common Stock— Initial Class		MainStay VP Conservative Allocation— Initial Class		MainStay VP Convertible— Initial Class
	2017	2016	2017	2016	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$883,745	$971,370	$289,827	$359,148	$702,963	$1,618,646
Net realized gain (loss) on investments	2,981,779	2,772,476	(141,732)	(350,749)	1,247,033	522,230
Realized gain distribution received	4,351,388	6,088,893	—	328,587	869,230	1,790,420
Change in unrealized appreciation (depreciation) on investments	12,910,805	(1,764,408)	1,519,042	574,709	2,662,386	1,111,756

Net increase (decrease) in net assets resulting from operations	21,127,717	8,068,331	1,667,137	911,695	5,481,612	5,043,052

Contributions and (Withdrawals):
Payments received from policyowners	6,981,403	6,821,378	1,171,454	1,478,445	3,610,784	3,658,900
Cost of insurance	(5,960,694)	(5,966,360)	(1,017,956)	(1,079,021)	(2,719,145)	(2,710,578)
Policyowners' surrenders	(4,646,612)	(4,261,707)	(568,966)	(702,457)	(2,246,542)	(1,870,607)
Net transfers from (to) Fixed Account	(1,919,400)	(1,776,283)	(582,288)	(366,825)	(602,920)	(798,801)
Transfers between Investment Divisions	(1,776,219)	(1,485,409)	(676,590)	424,543	1,950,657	(936,477)
Policyowners' death benefits	(330,179)	(441,742)	(110,542)	(238,346)	(318,391)	(307,054)

Net contributions and (withdrawals)	(7,651,701)	(7,110,123)	(1,784,888)	(483,661)	(325,557)	(2,964,617)

Increase (decrease) in net assets	13,476,016	958,208	(117,751)	428,034	5,156,055	2,078,435

NET ASSETS:
Beginning of period	98,677,272	97,719,064	16,598,737	16,170,703	47,245,164	45,166,729

End of period	$112,153,288	$98,677,272	$16,480,986	$16,598,737	$52,401,219	$47,245,164
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	MainStay VP Cornerstone Growth— Initial Class		MainStay VP Cushing® Renaissance Advantage— Initial Class		MainStay VP Eagle Small Cap Growth— Initial Class
	2017	2016	2017	2016 (a)	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$(635,358)	$(749,423)	$(406)	$220	$(192,457)	$(173,536)
Net realized gain (loss) on investments	3,586,951	2,154,419	5,063	2,180	1,280,692	576,494
Realized gain distribution received	1,311,842	14,602,142	—	—	2,336,430	2,331,536
Change in unrealized appreciation (depreciation) on investments	43,707,426	(16,841,451)	65,619	23,819	6,314,356	1,248,743

Net increase (decrease) in net assets resulting from operations	47,970,861	(834,313)	70,276	26,219	9,739,021	3,983,237

Contributions and (Withdrawals):
Payments received from policyowners	13,018,176	14,098,957	244,115	36,816	2,927,914	3,089,118
Cost of insurance	(12,138,482)	(12,378,183)	(57,366)	(7,292)	(2,456,684)	(2,451,719)
Policyowners' surrenders	(7,864,728)	(8,860,089)	(35,562)	—	(2,816,658)	(2,138,092)
Net transfers from (to) Fixed Account	(2,245,220)	(2,702,189)	7,651	4,501	(938,789)	(915,228)
Transfers between Investment Divisions	(2,694,101)	(2,612,911)	272,983	265,659	(632,423)	(1,179,022)
Policyowners' death benefits	(1,273,683)	(738,725)	—	—	(107,787)	(121,157)

Net contributions and (withdrawals)	(13,198,038)	(13,193,140)	431,821	299,684	(4,024,427)	(3,716,100)

Increase (decrease) in net assets	34,772,823	(14,027,453)	502,097	325,903	5,714,594	267,137

NET ASSETS:
Beginning of period	167,685,792	181,713,245	325,903	—	45,284,067	45,016,930

End of period	$202,458,615	$167,685,792	$828,000	$325,903	$50,998,661	$45,284,067
(a) For the period May 1, 2016 (commencement of Investment Division) through December 31, 2016.
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	MainStay VP Emerging Markets Equity— Initial Class		MainStay VP Epoch U.S. Equity Yield— Initial Class		MainStay VP Epoch U.S. Small Cap— Initial Class
	2017	2016	2017	2016	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$352,115	$46,733	$1,238,481	$930,632	$70,658	$53,686
Net realized gain (loss) on investments	(369,544)	(1,065,518)	3,414,459	1,045,127	1,051,231	802,569
Realized gain distribution received	—	—	—	18,376,243	2,633,720	1,202,595
Change in unrealized appreciation (depreciation) on investments	13,483,614	2,856,057	17,440,298	(15,045,472)	393,890	1,738,135

Net increase (decrease) in net assets resulting from operations	13,466,185	1,837,272	22,093,238	5,306,530	4,149,499	3,796,985

Contributions and (Withdrawals):
Payments received from policyowners	3,792,513	4,157,805	8,430,745	9,304,793	2,575,890	2,710,796
Cost of insurance	(2,272,688)	(2,105,566)	(7,022,222)	(7,188,562)	(1,422,548)	(1,402,309)
Policyowners' surrenders	(1,896,529)	(1,364,592)	(5,924,662)	(5,969,338)	(1,245,439)	(1,260,914)
Net transfers from (to) Fixed Account	(497,780)	(504,695)	(2,268,659)	(2,180,280)	(200,894)	(496,553)
Transfers between Investment Divisions	(14,067)	(707,270)	(3,771,692)	(4,087,900)	(662,992)	(25,925)
Policyowners' death benefits	(147,723)	(196,939)	(586,589)	(507,488)	(92,981)	(47,281)

Net contributions and (withdrawals)	(1,036,274)	(721,257)	(11,143,079)	(10,628,775)	(1,048,964)	(522,186)

Increase (decrease) in net assets	12,429,911	1,116,015	10,950,159	(5,322,245)	3,100,535	3,274,799

NET ASSETS:
Beginning of period	31,731,976	30,615,961	126,618,202	131,940,447	27,305,965	24,031,166

End of period	$44,161,887	$31,731,976	$137,568,361	$126,618,202	$30,406,500	$27,305,965
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	MainStay VP Floating Rate— Initial Class		MainStay VP Government— Initial Class		MainStay VP Growth Allocation— Initial Class
	2017	2016	2017	2016	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$658,766	$605,396	$371,131	$337,333	$579,443	$756,208
Net realized gain (loss) on investments	(9,424)	14,806	(191,963)	(125,095)	1,881,435	993,373
Realized gain distribution received	—	—	—	—	1,244,999	3,389,322
Change in unrealized appreciation (depreciation) on investments	(42,624)	674,080	96,092	(77,616)	10,105,945	(904,380)

Net increase (decrease) in net assets resulting from operations	606,718	1,294,282	275,260	134,622	13,811,822	4,234,523

Contributions and (Withdrawals):
Payments received from policyowners	1,527,238	1,571,473	1,354,934	1,465,642	12,975,372	12,341,516
Cost of insurance	(907,377)	(960,614)	(1,108,295)	(1,267,420)	(4,683,511)	(4,291,314)
Policyowners' surrenders	(530,119)	(1,801,731)	(814,589)	(942,121)	(2,991,495)	(2,497,878)
Net transfers from (to) Fixed Account	(347,345)	(489,487)	(428,669)	(431,771)	(1,225,879)	(204,467)
Transfers between Investment Divisions	(313,850)	(43,243)	(135,519)	671,062	(1,413,123)	(876,475)
Policyowners' death benefits	(172,490)	(49,542)	(98,603)	(422,799)	(39,898)	(82,418)

Net contributions and (withdrawals)	(743,943)	(1,773,144)	(1,230,741)	(927,407)	2,621,466	4,388,964

Increase (decrease) in net assets	(137,225)	(478,862)	(955,481)	(792,785)	16,433,288	8,623,487

NET ASSETS:
Beginning of period	16,456,862	16,935,724	16,556,153	17,348,938	60,070,306	51,446,819

End of period	$16,319,637	$16,456,862	$15,600,672	$16,556,153	$76,503,594	$60,070,306
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	MainStay VP High Yield Corporate Bond— Initial Class		MainStay VP Income Builder—Initial Class		MainStay VP Indexed Bond—Initial Class
	2017	2016	2017	2016	2017 (b)
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$8,038,509	$7,043,043	$2,016,249	$2,306,214	$1,352
Net realized gain (loss) on investments	2,009,760	406,755	113,207	(83,287)	115
Realized gain distribution received	—	—	—	333,291	19
Change in unrealized appreciation (depreciation) on investments	(1,119,837)	11,167,044	5,058,452	2,484,786	(1,162)

Net increase (decrease) in net assets resulting from operations	8,928,432	18,616,842	7,187,908	5,041,004	324

Contributions and (Withdrawals):
Payments received from policyowners	13,024,711	12,938,389	4,246,930	4,328,049	6,828
Cost of insurance	(8,691,016)	(8,777,873)	(3,852,280)	(3,981,592)	(2,032)
Policyowners' surrenders	(6,717,309)	(5,813,741)	(3,161,617)	(2,794,470)	(4,544)
Net transfers from (to) Fixed Account	(1,772,282)	(2,207,342)	(433,405)	(641,467)	6,352
Transfers between Investment Divisions	5,447,100	1,589,989	165,192	363,002	134,669
Policyowners' death benefits	(1,473,860)	(521,339)	(451,696)	(337,950)	—

Net contributions and (withdrawals)	(182,656)	(2,791,917)	(3,486,876)	(3,064,428)	141,273

Increase (decrease) in net assets	8,745,776	15,824,925	3,701,032	1,976,576	141,597

NET ASSETS:
Beginning of period	136,181,480	120,356,555	61,624,424	59,647,848	—

End of period	$144,927,256	$136,181,480	$65,325,456	$61,624,424	$141,597
(b) For the period May 1, 2017 (commencement of Investment Division) through December 31, 2017.
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	MainStay VP International Equity— Initial Class		MainStay VP Janus Henderson Balanced— Initial Class		MainStay VP Large Cap Growth— Initial Class
	2017	2016	2017	2016	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$121,339	$217,519	$1,859,289	$1,847,859	$(161,832)	$(148,389)
Net realized gain (loss) on investments	333,854	(1,197,164)	2,713,279	1,728,559	2,846,791	2,795,120
Realized gain distribution received	—	—	5,686,953	6,081,933	2,004,838	4,382,036
Change in unrealized appreciation (depreciation) on investments	12,272,107	(1,312,635)	11,925,848	(4,456,362)	10,539,417	(8,188,328)

Net increase (decrease) in net assets resulting from operations	12,727,300	(2,292,280)	22,185,369	5,201,989	15,229,214	(1,159,561)

Contributions and (Withdrawals):
Payments received from policyowners	3,804,514	4,007,752	8,660,110	8,944,103	4,622,514	4,799,872
Cost of insurance	(2,525,061)	(2,531,589)	(7,569,537)	(7,743,630)	(2,800,886)	(2,728,451)
Policyowners' surrenders	(2,045,213)	(1,869,342)	(7,677,867)	(6,399,923)	(2,103,451)	(2,249,331)
Net transfers from (to) Fixed Account	(915,530)	(660,849)	(1,807,328)	(1,769,298)	(592,901)	(699,750)
Transfers between Investment Divisions	(510,271)	(1,622,878)	(328,999)	401,102	(3,952,097)	675,999
Policyowners' death benefits	(126,464)	(108,741)	(668,012)	(557,033)	(123,873)	(203,229)

Net contributions and (withdrawals)	(2,318,025)	(2,785,647)	(9,391,633)	(7,124,679)	(4,950,694)	(404,890)

Increase (decrease) in net assets	10,409,275	(5,077,927)	12,793,736	(1,922,690)	10,278,520	(1,564,451)

NET ASSETS:
Beginning of period	40,593,791	45,671,718	128,135,341	130,058,031	49,850,745	51,415,196

End of period	$51,003,066	$40,593,791	$140,929,077	$128,135,341	$60,129,265	$49,850,745

Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	MainStay VP MFS® Utilities— Initial Class		MainStay VP Mid Cap Core— Initial Class		MainStay VP Moderate Allocation— Initial Class
	2017	2016	2017	2016	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$1,596,279	$1,016,207	$822,432	$540,932	$668,081	$812,373
Net realized gain (loss) on investments	385,920	205,387	3,655,684	2,855,826	208,506	156,091
Realized gain distribution received	—	956,547	1,213,600	6,443,389	205,536	1,758,070
Change in unrealized appreciation (depreciation) on investments	3,345,765	1,392,795	11,916,519	49,352	5,297,134	(156,068)

Net increase (decrease) in net assets resulting from operations	5,327,964	3,570,936	17,608,235	9,889,499	6,379,257	2,570,466

Contributions and (Withdrawals):
Payments received from policyowners	5,677,614	5,711,324	7,055,317	7,271,657	4,085,629	4,507,672
Cost of insurance	(2,338,087)	(2,337,168)	(5,047,938)	(5,181,440)	(2,534,255)	(2,456,528)
Policyowners' surrenders	(1,604,365)	(1,732,722)	(4,838,139)	(4,763,051)	(1,401,890)	(1,896,748)
Net transfers from (to) Fixed Account	(800,995)	(755,138)	(1,084,282)	(1,649,862)	(1,188,825)	(306,872)
Transfers between Investment Divisions	(500,587)	13,797	(3,507,295)	(3,043,631)	635,655	(9,804)
Policyowners' death benefits	(77,191)	(138,710)	(658,176)	(233,731)	(429,278)	(86,528)

Net contributions and (withdrawals)	356,389	761,383	(8,080,513)	(7,600,058)	(832,964)	(248,808)

Increase (decrease) in net assets	5,684,353	4,332,319	9,527,722	2,289,441	5,546,293	2,321,658

NET ASSETS:
Beginning of period	36,711,556	32,379,237	97,872,375	95,582,934	43,872,582	41,550,924

End of period	$42,395,909	$36,711,556	$107,400,097	$97,872,375	$49,418,875	$43,872,582
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	MainStay VP Moderate Growth Allocation— Initial Class		MainStay VP PIMCO Real Return— Initial Class		MainStay VP S&P 500 Index— Initial Class
	2017	2016	2017	2016	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$1,049,357	$1,338,548	$127,115	$124,789	$3,580,896	$3,707,804
Net realized gain (loss) on investments	1,966,980	399,293	(308,015)	(330,271)	11,338,443	13,690,643
Realized gain distribution received	1,653,689	4,237,806	—	—	5,216,565	8,929,304
Change in unrealized appreciation (depreciation) on investments	9,388,137	(770,352)	454,937	620,990	46,312,424	5,864,720

Net increase (decrease) in net assets resulting from operations	14,058,163	5,205,295	274,037	415,508	66,448,328	32,192,471

Contributions and (Withdrawals):
Payments received from policyowners	10,813,050	10,263,937	1,442,577	1,206,664	23,702,181	22,889,508
Cost of insurance	(4,819,314)	(4,636,324)	(555,723)	(610,191)	(17,420,967)	(16,969,396)
Policyowners' surrenders	(3,632,767)	(2,841,615)	(369,595)	(522,305)	(12,655,622)	(18,169,420)
Net transfers from (to) Fixed Account	(754,251)	(304,927)	(115,834)	(265,791)	(4,309,341)	(3,899,549)
Transfers between Investment Divisions	(1,423,734)	514,103	(246,745)	(31,121)	5,938,815	6,132,255
Policyowners' death benefits	(177,176)	(175,307)	(289,158)	(47,264)	(1,282,027)	(1,043,101)

Net contributions and (withdrawals)	5,808	2,819,867	(134,478)	(270,008)	(6,026,961)	(11,059,703)

Increase (decrease) in net assets	14,063,971	8,025,162	139,559	145,500	60,421,367	21,132,768

NET ASSETS:
Beginning of period	76,024,755	67,999,593	8,458,059	8,312,559	317,931,576	296,798,808

End of period	$90,088,726	$76,024,755	$8,597,618	$8,458,059	$378,352,943	$317,931,576
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	MainStay VP Small Cap Core— Initial Class		MainStay VP T. Rowe Equity Income— Initial Class		MainStay VP U.S. Government Money Market— Initial Class
	2017	2016 (a)	2017	2016	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$(28,704)	$16,665	$1,395,383	$1,166,350	$39,584	$(117,488)
Net realized gain (loss) on investments	154,485	20,309	2,100,676	1,691,743	(115)	1,229
Realized gain distribution received	282,638	226,666	3,546,614	4,835,353	—	—
Change in unrealized appreciation (depreciation) on investments	1,811,462	1,451,643	4,243,725	4,344,689	(4,182)	2,455

Net increase (decrease) in net assets resulting from operations	2,219,881	1,715,283	11,286,398	12,038,135	35,287	(113,804)

Contributions and (Withdrawals):
Payments received from policyowners	2,063,936	762,077	4,909,848	5,065,102	6,798,490	7,087,563
Cost of insurance	(1,001,189)	(350,121)	(3,721,943)	(3,701,849)	(4,799,797)	(4,857,454)
Policyowners' surrenders	(704,368)	(244,520)	(3,812,141)	(3,088,436)	(6,058,907)	(8,584,592)
Net transfers from (to) Fixed Account	(249,460)	(122,903)	(822,248)	(1,324,072)	(526,157)	3,500,101
Transfers between Investment Divisions	(190,509)	14,638,835	(2,607,070)	(3,371,539)	(694,307)	10,792,071
Policyowners' death benefits	(49,002)	(7,366)	(268,222)	(271,202)	(416,734)	(84,246)

Net contributions and (withdrawals)	(130,592)	14,676,002	(6,321,776)	(6,691,996)	(5,697,412)	7,853,443

Increase (decrease) in net assets	2,089,289	16,391,285	4,964,622	5,346,139	(5,662,125)	7,739,639

NET ASSETS:
Beginning of period	16,391,285	—	74,834,387	69,488,248	50,554,180	42,814,541

End of period	$18,480,574	$16,391,285	$79,799,009	$74,834,387	$44,892,055	$50,554,180
(a) For the period May 1, 2016 (commencement of Investment Division) through December 31, 2016.
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	MainStay VP Unconstrained Bond— Initial Class		MainStay VP VanEck Global Hard Assets— Initial Class		AB ® VPS International Value Portfolio— Class A
	2017	2016	2017	2016	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$469,003	$381,580	$(60,948)	$139,351	$—	$—
Net realized gain (loss) on investments	(36,419)	(66,414)	(1,742,471)	(1,955,968)	—	4
Realized gain distribution received	—	—	—	—	—	—
Change in unrealized appreciation (depreciation) on investments	252,334	436,487	1,435,785	12,996,668	1	(13)

Net increase (decrease) in net assets resulting from operations	684,918	751,653	(367,634)	11,180,051	1	(9)

Contributions and (Withdrawals):
Payments received from policyowners	4,306,973	3,752,355	4,545,370	4,999,717	—	(1)
Cost of insurance	(1,293,339)	(1,107,944)	(1,969,222)	(2,126,029)	—	(8)
Policyowners' surrenders	(599,260)	(384,563)	(1,710,298)	(1,324,031)	—	(252)
Net transfers from (to) Fixed Account	(115,475)	211,312	(713,470)	(441,616)	—	—
Transfers between Investment Divisions	1,227,298	1,041,212	(1,360,799)	(1,808,890)	—	—
Policyowners' death benefits	(50,718)	(45,823)	(122,444)	(68,057)	—	—

Net contributions and (withdrawals)	3,475,479	3,466,549	(1,330,863)	(768,906)	—	(261)

Increase (decrease) in net assets	4,160,397	4,218,202	(1,698,497)	10,411,145	1	(270)

NET ASSETS:
Beginning of period	13,233,249	9,015,047	35,724,754	25,313,609	4	274

End of period	$17,393,646	$13,233,249	$34,026,257	$35,724,754	$5	$4
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	AB ® VPS Small/Mid Cap Value Portfolio— Class A		Alger Capital Appreciation Portfolio— Class I-2		American Century Investments® VP Inflation Protection Fund— Class II
	2017	2016	2017	2016	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$28,512	$36,552	$2,971	$2,844	$7,640	$4,900
Net realized gain (loss) on investments	122,211	92,120	32,841	123,762	(1,030)	(597)
Realized gain distribution received	529,178	512,829	115,522	11,790	—	1,975
Change in unrealized appreciation (depreciation) on investments	663,508	1,404,150	307,102	(132,254)	3,583	5,068

Net increase (decrease) in net assets resulting from operations	1,343,409	2,045,651	458,436	6,142	10,193	11,346

Contributions and (Withdrawals):
Payments received from policyowners	1,243,160	1,223,068	24,323	26,263	4,472	4,473
Cost of insurance	(552,945)	(525,945)	(36,538)	(39,147)	(3,594)	(3,587)
Policyowners' surrenders	(371,182)	(267,765)	(53,510)	(56,431)	(447)	(505)
Net transfers from (to) Fixed Account	(157,256)	(191,984)	349	(83,653)	(647)	(167)
Transfers between Investment Divisions	(29,010)	(584,495)	50,087	(119,855)	37,479	(3,635)
Policyowners' death benefits	(27,655)	(18,489)	—	—	—	—

Net contributions and (withdrawals)	105,112	(365,610)	(15,289)	(272,823)	37,263	(3,421)

Increase (decrease) in net assets	1,448,521	1,680,041	443,147	(266,681)	47,456	7,925

NET ASSETS:
Beginning of period	10,224,429	8,544,388	1,505,789	1,772,470	266,396	258,471

End of period	$11,672,950	$10,224,429	$1,948,936	$1,505,789	$313,852	$266,396
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	American Century Investments® VP International Fund— Class II		American Century Investments® VP Value Fund—Class II		American Funds IS® Blue Chip Income and Growth Fund—Class 2
	2017	2016	2017	2016	2017 (c)
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$17,671	$18,851	$50,675	$44,031	$1,012
Net realized gain (loss) on investments	75,463	47,291	189,276	135,584	25
Realized gain distribution received	—	—	—	—	—
Change in unrealized appreciation (depreciation) on investments	583,888	(190,113)	41,722	371,681	811

Net increase (decrease) in net assets resulting from operations	677,022	(123,971)	281,673	551,296	1,848

Contributions and (Withdrawals):
Payments received from policyowners	97,924	54,858	72,762	24,667	1,988
Cost of insurance	(88,665)	(86,024)	(57,588)	(49,137)	(576)
Policyowners' surrenders	(8,585)	(11,988)	(196,657)	(65,471)	—
Net transfers from (to) Fixed Account	(98,161)	(65,922)	(278)	—	—
Transfers between Investment Divisions	308,915	116,973	234,816	953,513	76,803
Policyowners' death benefits	—	—	—	—	—

Net contributions and (withdrawals)	211,428	7,897	53,055	863,572	78,215

Increase (decrease) in net assets	888,450	(116,074)	334,728	1,414,868	80,063

NET ASSETS:
Beginning of period	2,098,700	2,214,774	3,306,916	1,892,048	—

End of period	$2,987,150	$2,098,700	$3,641,644	$3,306,916	$80,063

(c) For the period November 13, 2017 (commencement of Investment Division) through December 31, 2017.
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	American Funds IS® Global Small Capitalization Fund—Class 2		American Funds IS® Growth Fund—Class 2	American Funds IS® New World Fund®— Class 2
	2017	2016	2017 (c)	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$2,069	$1,353	$56	$63,036	$31,466
Net realized gain (loss) on investments	116	(52,232)	1	16,126	(52,571)
Realized gain distribution received	—	66,261	—	—	—
Change in unrealized appreciation (depreciation) on investments	146,704	(5,885)	57	1,625,606	224,514

Net increase (decrease) in net assets resulting from operations	148,889	9,497	114	1,704,768	203,409

Contributions and (Withdrawals):
Payments received from policyowners	304,931	159,773	1,448	1,873,619	1,445,457
Cost of insurance	(75,435)	(38,995)	(67)	(541,196)	(405,274)
Policyowners' surrenders	(44,972)	(1,738)	—	(198,224)	(125,149)
Net transfers from (to) Fixed Account	11,338	(21,400)	1	(34,328)	65,729
Transfers between Investment Divisions	169,481	59,472	52,210	783,031	750,364
Policyowners' death benefits	—	—	—	(38,578)	(9,518)

Net contributions and (withdrawals)	365,343	157,112	53,592	1,844,324	1,721,609

Increase (decrease) in net assets	514,232	166,609	53,706	3,549,092	1,925,018

NET ASSETS:
Beginning of period	436,527	269,918	—	5,142,489	3,217,471

End of period	$950,759	$436,527	$53,706	$8,691,581	$5,142,489

(c) For the period November 13, 2017 (commencement of Investment Division) through December 31, 2017.
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	BlackRock ® Global Allocation V.I. Fund— Class III		BlackRock ® High Yield V.I. Fund—Class I		ClearBridge Variable Appreciation Portfolio— Class I
	2017	2016	2017	2016	2017 (b)
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$197,174	$148,736	$105,625	$77,707	$4,992
Net realized gain (loss) on investments	(77,622)	(200,418)	(5,158)	(40,138)	474
Realized gain distribution received	209,867	—	—	—	13,837
Change in unrealized appreciation (depreciation) on investments	1,666,648	473,933	38,605	139,194	5,196

Net increase (decrease) in net assets resulting from operations	1,996,067	422,251	139,072	176,763	24,499

Contributions and (Withdrawals):
Payments received from policyowners	2,237,114	2,183,788	427,778	357,406	7,269
Cost of insurance	(855,031)	(795,718)	(126,919)	(98,167)	(4,387)
Policyowners' surrenders	(425,216)	(427,214)	(65,581)	(88,338)	—
Net transfers from (to) Fixed Account	(258,997)	(457,344)	(19,206)	(70,880)	(4,509)
Transfers between Investment Divisions	2,197,784	2,015,918	484,475	104,093	440,412
Policyowners' death benefits	(55,220)	(15,582)	—	(712)	—

Net contributions and (withdrawals)	2,840,434	2,503,848	700,547	203,402	438,785

Increase (decrease) in net assets	4,836,501	2,926,099	839,619	380,165	463,284

NET ASSETS:
Beginning of period	13,464,679	10,538,580	1,722,370	1,342,205	—

End of period	$18,301,180	$13,464,679	$2,561,989	$1,722,370	$463,284

(b) For the period May 1, 2017 (commencement of Investment Division) through December 31, 2017.
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	Columbia Variable Portfolio—Commodity Strategy Fund—Class 1		Columbia Variable Portfolio— Emerging Markets Bond Fund—Class 1		Columbia Variable Portfolio—Small Cap Value Fund—Class 2
	2017	2016	2017	2016	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$34,271	$(307)	$28,981	$5,647	$93	$86
Net realized gain (loss) on investments	775	(4,557)	10,385	1,240	174	(1,751)
Realized gain distribution received	—	—	—	—	1,894	2,196
Change in unrealized appreciation (depreciation) on investments	(15,375)	18,713	25,722	(2,686)	1,738	5,497

Net increase (decrease) in net assets resulting from operations	19,671	13,849	65,088	4,201	3,899	6,028

Contributions and (Withdrawals):
Payments received from policyowners	150,638	63,913	172,448	54,795	4,528	5,760
Cost of insurance	(33,820)	(13,150)	(66,222)	(20,171)	(1,001)	(856)
Policyowners' surrenders	(24,478)	(2,687)	(63,755)	(5,586)	(2,216)	(1,011)
Net transfers from (to) Fixed Account	6,141	667	(27,305)	3,047	287	(2,171)
Transfers between Investment Divisions	139,440	354,204	353,218	440,048	—	(4,262)
Policyowners' death benefits	—	(692)	—	—	—	—

Net contributions and (withdrawals)	237,921	402,255	368,384	472,133	1,598	(2,540)

Increase (decrease) in net assets	257,592	416,104	433,472	476,334	5,497	3,488

NET ASSETS:
Beginning of period	456,570	40,466	494,972	18,638	25,842	22,354

End of period	$714,162	$456,570	$928,444	$494,972	$31,339	$25,842
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	Delaware VIP® Diversified Income Series— Standard Class		Delaware VIP® Emerging Markets Series— Standard Class		Delaware VIP® International Value Equity Series— Standard Class
	2017	2016	2017	2016	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$1,423	$1,662	$14,825	$18,502	$22	$72
Net realized gain (loss) on investments	(361)	(142)	28,989	(85,297)	5	(750)
Realized gain distribution received	—	—	—	41,837	—	—
Change in unrealized appreciation (depreciation) on investments	1,617	91	1,062,404	273,660	266	256

Net increase (decrease) in net assets resulting from operations	2,679	1,611	1,106,218	248,702	293	(422)

Contributions and (Withdrawals):
Payments received from policyowners	7,821	7,823	656,089	613,462	1	725
Cost of insurance	(1,866)	(1,933)	(209,710)	(169,499)	(37)	(112)
Policyowners' surrenders	(2,273)	(2,488)	(118,894)	(183,247)	—	(1,553)
Net transfers from (to) Fixed Account	(3,557)	(212)	(2,394)	(60,060)	—	—
Transfers between Investment Divisions	(807)	2,816	671,721	201,325	—	(9,077)
Policyowners' death benefits	—	—	—	(3,533)	—	—

Net contributions and (withdrawals)	(682)	6,006	996,812	398,448	(36)	(10,017)

Increase (decrease) in net assets	1,997	7,617	2,103,030	647,150	257	(10,439)

NET ASSETS:
Beginning of period	50,598	42,981	2,425,584	1,778,434	1,318	11,757

End of period	$52,595	$50,598	$4,528,614	$2,425,584	$1,575	$1,318
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	Delaware VIP® Small Cap Value Series— Standard Class		Delaware VIP® Value Series—Standard Class		Deutsche Alternative Asset Allocation VIP—Class A
	2017	2016	2017	2016	2017	2016 (a)
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$49,375	$38,498	$1,228	$1,135	$19,894	$(97)
Net realized gain (loss) on investments	23,123	(45,541)	3,314	575	1,379	102
Realized gain distribution received	255,395	450,703	2,469	5,211	—	—
Change in unrealized appreciation (depreciation) on investments	608,906	1,092,538	2,642	1,512	65,543	(871)

Net increase (decrease) in net assets resulting from operations	936,799	1,536,198	9,653	8,433	86,816	(866)

Contributions and (Withdrawals):
Payments received from policyowners	1,204,962	1,017,977	10,970	9,415	573,284	151,486
Cost of insurance	(349,030)	(279,783)	(2,607)	(2,452)	(137,215)	(27,856)
Policyowners' surrenders	(149,007)	(149,199)	(2,681)	(1,007)	(20,727)	(3,245)
Net transfers from (to) Fixed Account	(35,992)	(24,785)	(4,993)	1,237	(12,844)	2,913
Transfers between Investment Divisions	909,672	279,271	2,502	1,077	916,505	412,690
Policyowners' death benefits	(12,729)	(2,482)	—	—	—	—

Net contributions and (withdrawals)	1,567,876	840,999	3,191	8,270	1,319,003	535,988

Increase (decrease) in net assets	2,504,675	2,377,197	12,844	16,703	1,405,819	535,122

NET ASSETS:
Beginning of period	6,928,476	4,551,279	66,232	49,529	535,122	—

End of period	$9,433,151	$6,928,476	$79,076	$66,232	$1,940,941	$535,122
(a) For the period May 1, 2016 (commencement of Investment Division) through December 31, 2016.
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	Deutsche Small Cap Index VIP— Class A		Deutsche Small Mid Cap Value VIP— Class A		DFA VA Global Bond Portfolio
	2017	2016	2017	2016	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$253	$253	$25,526	$16,393	$500	$688
Net realized gain (loss) on investments	97	(2,259)	186,355	155,408	(568)	291
Realized gain distribution received	980	1,753	101,495	437,042	14	219
Change in unrealized appreciation (depreciation) on investments	2,513	4,327	140,288	63,878	688	414

Net increase (decrease) in net assets resulting from operations	3,843	4,074	453,664	672,721	634	1,612

Contributions and (Withdrawals):
Payments received from policyowners	6,584	10,862	569,218	631,011	4,997	4,500
Cost of insurance	(1,237)	(1,151)	(254,237)	(257,444)	(2,148)	(2,894)
Policyowners' surrenders	(538)	(1,685)	(160,534)	(152,978)	(854)	—
Net transfers from (to) Fixed Account	(646)	(6,776)	(88,527)	(80,709)	(5,189)	(258)
Transfers between Investment Divisions	(149)	(198)	(307,244)	(203,974)	(10,383)	(41,446)
Policyowners' death benefits	—	—	(9,056)	(8,471)	—	—

Net contributions and (withdrawals)	4,014	1,052	(250,380)	(72,565)	(13,577)	(40,098)

Increase (decrease) in net assets	7,857	5,126	203,284	600,156	(12,943)	(38,486)

NET ASSETS:
Beginning of period	23,809	18,683	4,640,639	4,040,483	40,762	79,248

End of period	$31,666	$23,809	$4,843,923	$4,640,639	$27,819	$40,762
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	DFA VA International Small Portfolio		DFA VA International Value Portfolio		DFA VA Short-Term Fixed Portfolio
	2017	2016	2017	2016	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$1,399	$940	$2,197	$1,860	$593	$379
Net realized gain (loss) on investments	775	(2,175)	(1,190)	(1,577)	(29)	(1)
Realized gain distribution received	1,522	327	—	—	—	—
Change in unrealized appreciation (depreciation) on investments	10,244	2,369	15,906	4,250	(114)	12

Net increase (decrease) in net assets resulting from operations	13,940	1,461	16,913	4,533	450	390

Contributions and (Withdrawals):
Payments received from policyowners	8,430	9,050	13,486	15,318	10,927	10,872
Cost of insurance	(4,427)	(4,456)	(5,672)	(5,340)	(5,027)	(5,216)
Policyowners' surrenders	(6,983)	—	(10,614)	—	(743)	—
Net transfers from (to) Fixed Account	4,496	(1,463)	4,435	(102)	—	—
Transfers between Investment Divisions	3,865	(22,873)	3,731	(7,860)	(4,004)	4,093
Policyowners' death benefits	—	—	—	—	—	—

Net contributions and (withdrawals)	5,381	(19,742)	5,366	2,016	1,153	9,749

Increase (decrease) in net assets	19,321	(18,281)	22,279	6,549	1,603	10,139

NET ASSETS:
Beginning of period	41,119	59,400	60,947	54,398	56,006	45,867

End of period	$60,440	$41,119	$83,226	$60,947	$57,609	$56,006
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	DFA VA U.S. Large Value Portfolio		DFA VA U.S. Targeted Value Portfolio		Dreyfus IP Technology Growth Portfolio— Initial Shares
	2017	2016	2017	2016	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$3,403	$2,232	$1,673	$897	$(47,158)	$(40,488)
Net realized gain (loss) on investments	3,870	1,648	410	(328)	881,233	847,476
Realized gain distribution received	7,421	854	9,930	3,185	1,143,806	953,981
Change in unrealized appreciation (depreciation) on investments	15,940	14,652	597	17,712	6,469,068	(915,674)

Net increase (decrease) in net assets resulting from operations	30,634	19,386	12,610	21,466	8,446,949	845,295

Contributions and (Withdrawals):
Payments received from policyowners	23,710	23,591	13,529	14,403	2,233,279	2,046,056
Cost of insurance	(14,087)	(12,431)	(9,800)	(9,200)	(1,367,858)	(1,187,906)
Policyowners' surrenders	(10,511)	(616)	(5,760)	—	(1,255,558)	(1,059,192)
Net transfers from (to) Fixed Account	4,444	(6,180)	3,972	(1,075)	(501,056)	(582,251)
Transfers between Investment Divisions	39,937	(6,283)	56,339	(4,026)	1,775,451	(231,340)
Policyowners' death benefits	—	—	—	—	(34,748)	(25,159)

Net contributions and (withdrawals)	43,493	(1,919)	58,280	102	849,510	(1,039,792)

Increase (decrease) in net assets	74,127	17,467	70,890	21,568	9,296,459	(194,497)

NET ASSETS:
Beginning of period	123,703	106,236	94,953	73,385	19,707,662	19,902,159

End of period	$197,830	$123,703	$165,843	$94,953	$29,004,121	$19,707,662
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	Dreyfus VIF Opportunistic Small Cap Portfolio— Initial Shares		Fidelity ® VIP Contrafund® Portfolio— Initial Class		Fidelity ® VIP Equity- Income Portfolio— Initial Class
	2017	2016	2017	2016	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$—	$—	$1,531,455	$948,151	$967,730	$1,337,755
Net realized gain (loss) on investments	131,603	18,378	3,090,763	436,810	1,437,842	(2,519,454)
Realized gain distribution received	35,110	196,101	12,365,874	16,838,246	1,526,070	4,672,885
Change in unrealized appreciation (depreciation) on investments	487,372	197,230	28,396,988	(2,739,991)	4,714,106	8,464,614

Net increase (decrease) in net assets resulting from operations	654,085	411,709	45,385,080	15,483,216	8,645,748	11,955,800

Contributions and (Withdrawals):
Payments received from policyowners	12,603	3,789	17,518,743	17,729,774	4,429,231	5,000,585
Cost of insurance	(24,539)	(19,921)	(11,989,590)	(11,887,340)	(3,745,898)	(3,897,213)
Policyowners' surrenders	(9,327)	(12,078)	(9,912,599)	(8,601,404)	(3,262,055)	(2,975,295)
Net transfers from (to) Fixed Account	(59,355)	(97,780)	(3,101,664)	(3,177,404)	(823,027)	(807,362)
Transfers between Investment Divisions	(199,268)	20,110	(4,758,037)	(9,521,060)	(4,632,345)	(6,411,693)
Policyowners' death benefits	—	—	(660,049)	(659,859)	(184,609)	(149,858)

Net contributions and (withdrawals)	(279,886)	(105,880)	(12,903,196)	(16,117,293)	(8,218,703)	(9,240,836)

Increase (decrease) in net assets	374,199	305,829	32,481,884	(634,077)	427,045	2,714,964

NET ASSETS:
Beginning of period	2,793,605	2,487,776	217,121,679	217,755,756	74,483,118	71,768,154

End of period	$3,167,804	$2,793,605	$249,603,563	$217,121,679	$74,910,163	$74,483,118
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	Fidelity ® VIP Freedom 2020 Portfolio— Initial Class		Fidelity ® VIP Freedom 2030 Portfolio— Initial Class		Fidelity ® VIP Freedom 2040 Portfolio— Initial Class
	2017	2016	2017	2016	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$24,583	$17,278	$25,932	$17,864	$28,163	$19,023
Net realized gain (loss) on investments	10,533	(948)	10,173	(1,724)	13,221	(15,509)
Realized gain distribution received	49,295	19,502	62,215	27,840	64,841	44,210
Change in unrealized appreciation (depreciation) on investments	185,698	50,526	237,051	16,228	326,859	42,074

Net increase (decrease) in net assets resulting from operations	270,109	86,358	335,371	60,208	433,084	89,798

Contributions and (Withdrawals):
Payments received from policyowners	235,497	133,084	459,753	308,052	600,938	554,497
Cost of insurance	(101,481)	(74,613)	(144,457)	(91,474)	(166,209)	(145,832)
Policyowners' surrenders	(7,859)	(46,604)	(26,255)	(10,773)	(114,440)	(89,612)
Net transfers from (to) Fixed Account	(5,160)	(3,842)	(64,286)	4,050	(13,835)	(59,009)
Transfers between Investment Divisions	357,250	866,338	339,036	468,431	509,588	37,610
Policyowners' death benefits	—	—	—	—	—	—

Net contributions and (withdrawals)	478,247	874,363	563,791	678,286	816,042	297,654

Increase (decrease) in net assets	748,356	960,721	899,162	738,494	1,249,126	387,452

NET ASSETS:
Beginning of period	1,539,419	578,698	1,409,508	671,014	1,610,878	1,223,426

End of period	$2,287,775	$1,539,419	$2,308,670	$1,409,508	$2,860,004	$1,610,878
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	Fidelity ® VIP Growth Opportunities Portfolio— Initial Class		Fidelity ® VIP Growth Portfolio— Initial Class		Fidelity ® VIP Index 500 Portfolio— Initial Class
	2017	2016	2017	2016	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$2,945	$2,232	$14,358	$2,164	$365,009	$231,824
Net realized gain (loss) on investments	(42,575)	(171,719)	133,008	43,755	255,736	59,454
Realized gain distribution received	309,968	49,555	466,103	513,517	59,106	15,221
Change in unrealized appreciation (depreciation) on investments	501,823	133,387	1,317,050	(511,107)	3,170,165	1,411,481

Net increase (decrease) in net assets resulting from operations	772,161	13,455	1,930,519	48,329	3,850,016	1,717,980

Contributions and (Withdrawals):
Payments received from policyowners	449,118	321,653	49,061	5,821	133,010	160,590
Cost of insurance	(195,728)	(173,345)	(54,041)	(43,659)	(215,780)	(177,688)
Policyowners' surrenders	(75,155)	(78,667)	—	—	(100,522)	(1,280)
Net transfers from (to) Fixed Account	14,116	(69,825)	267	(70,294)	(98,583)	56,633
Transfers between Investment Divisions	354,140	(179,233)	(174,087)	70,109	2,107,902	590,915
Policyowners' death benefits	(6,288)	(8,707)	—	—	—	—

Net contributions and (withdrawals)	540,203	(188,124)	(178,800)	(38,023)	1,826,027	629,170

Increase (decrease) in net assets	1,312,364	(174,669)	1,751,719	10,306	5,676,043	2,347,150

NET ASSETS:
Beginning of period	2,119,971	2,294,640	5,581,867	5,571,561	16,534,312	14,187,162

End of period	$3,432,335	$2,119,971	$7,333,586	$5,581,867	$22,210,355	$16,534,312
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	Fidelity ® VIP Investment Grade Bond Portfolio—Initial Class		Fidelity ® VIP Mid Cap Portfolio— Initial Class		Fidelity ® VIP Overseas Portfolio— Initial Class
	2017	2016	2017	2016	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$28,458	$26,063	$79,612	$44,944	$91,516	$84,681
Net realized gain (loss) on investments	4,229	5,610	247,951	(29,571)	146,209	(39,060)
Realized gain distribution received	4,965	497	540,752	566,047	5,977	10,036
Change in unrealized appreciation (depreciation) on investments	9,695	16,349	1,500,451	596,699	1,406,261	(371,314)

Net increase (decrease) in net assets resulting from operations	47,347	48,519	2,368,766	1,178,119	1,649,963	(315,657)

Contributions and (Withdrawals):
Payments received from policyowners	27,769	26,888	1,665,870	1,336,388	36,907	41,079
Cost of insurance	(41,400)	(38,971)	(554,800)	(483,522)	(74,252)	(76,660)
Policyowners' surrenders	(3,428)	(2,148)	(586,233)	(350,646)	(136,745)	(100,376)
Net transfers from (to) Fixed Account	(2,722)	(831)	(63,649)	(109,314)	(1,871)	(89,552)
Transfers between Investment Divisions	77,349	35,531	355,679	105,194	(119,198)	(242,016)
Policyowners' death benefits	—	—	(1,086)	(1,778)	—	—

Net contributions and (withdrawals)	57,568	20,469	815,781	496,322	(295,159)	(467,525)

Increase (decrease) in net assets	104,915	68,988	3,184,547	1,674,441	1,354,804	(783,182)

NET ASSETS:
Beginning of period	1,093,968	1,024,980	10,969,867	9,295,426	5,679,531	6,462,713

End of period	$1,198,883	$1,093,968	$14,154,414	$10,969,867	$7,034,335	$5,679,531
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	Invesco V.I. American Value Fund— Series I Shares		Invesco V.I. Global Real Estate Fund— Series I Shares		Invesco V.I. International Growth Fund— Series I Shares
	2017	2016	2017	2016	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$22,266	$5,452	$951	$451	$237,868	$168,445
Net realized gain (loss) on investments	(50,436)	(106,399)	858	312	315,872	155,353
Realized gain distribution received	38,727	151,100	483	527	—	—
Change in unrealized appreciation (depreciation) on investments	296,895	369,475	1,270	(970)	2,974,817	(400,975)

Net increase (decrease) in net assets resulting from operations	307,452	419,628	3,562	320	3,528,557	(77,177)

Contributions and (Withdrawals):
Payments received from policyowners	664,429	606,663	5,386	6,919	3,329,694	2,907,681
Cost of insurance	(205,966)	(200,568)	(1,281)	(1,671)	(1,033,588)	(874,850)
Policyowners' surrenders	(124,581)	(89,411)	(6,871)	(2,565)	(487,566)	(402,335)
Net transfers from (to) Fixed Account	(35,076)	(27,219)	481	(155)	(129,699)	(62,439)
Transfers between Investment Divisions	(159,430)	(123,931)	(5,480)	(5,871)	35,980	1,588,243
Policyowners' death benefits	(5,276)	(371)	—	—	(56,228)	(58,341)

Net contributions and (withdrawals)	134,100	165,163	(7,765)	(3,343)	1,658,593	3,097,959

Increase (decrease) in net assets	441,552	584,791	(4,203)	(3,023)	5,187,150	3,020,782

NET ASSETS:
Beginning of period	3,023,990	2,439,199	28,687	31,710	14,657,765	11,636,983

End of period	$3,465,542	$3,023,990	$24,484	$28,687	$19,844,915	$14,657,765
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	Janus Henderson VIT Enterprise Portfolio— Institutional Shares		Janus Henderson VIT Forty Portfolio— Institutional Shares		Janus Henderson VIT Global Research Portfolio— Institutional Shares
	2017	2016	2017	2016	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$3,317	$1,544	$—	$—	$299,481	$497,225
Net realized gain (loss) on investments	55,215	53,929	(87)	(1,301)	4,344,895	2,795,872
Realized gain distribution received	82,197	83,304	802	1,950	—	—
Change in unrealized appreciation (depreciation) on investments	175,544	(19,477)	3,393	(1,512)	16,744,987	(2,043,163)

Net increase (decrease) in net assets resulting from operations	316,273	119,300	4,108	(863)	21,389,363	1,249,934

Contributions and (Withdrawals):
Payments received from policyowners	49,250	56,576	1,266	1,327	6,103,127	6,709,829
Cost of insurance	(22,527)	(20,786)	(850)	(860)	(5,130,022)	(5,200,103)
Policyowners' surrenders	(45,764)	(14,814)	—	(510)	(4,330,230)	(4,044,017)
Net transfers from (to) Fixed Account	(548)	(2,214)	(2,751)	(17)	(1,250,349)	(967,249)
Transfers between Investment Divisions	193,495	226,558	(463)	(17,575)	(1,954,158)	(1,513,318)
Policyowners' death benefits	—	—	—	—	(380,598)	(286,091)

Net contributions and (withdrawals)	173,906	245,320	(2,798)	(17,635)	(6,942,230)	(5,300,949)

Increase (decrease) in net assets	490,179	364,620	1,310	(18,498)	14,447,133	(4,051,015)

NET ASSETS:
Beginning of period	1,098,910	734,290	15,309	33,807	83,864,671	87,915,686

End of period	$1,589,089	$1,098,910	$16,619	$15,309	$98,311,804	$83,864,671
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	LVIP Baron Growth Opportunities Fund— Service Class		MFS ® International Value Portfolio— Initial Class		MFS ® Investors Trust Series— Initial Class
	2017	2016	2017	2016	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$—	$65	$152,155	$86,402	$31,462	$21,040
Net realized gain (loss) on investments	276	100	168,683	131,664	(10,936)	28,091
Realized gain distribution received	641	862	11,129	175,052	186,247	287,371
Change in unrealized appreciation (depreciation) on investments	2,764	(73)	2,286,370	(171,168)	701,871	(104,259)

Net increase (decrease) in net assets resulting from operations	3,681	954	2,618,337	221,950	908,644	232,243

Contributions and (Withdrawals):
Payments received from policyowners	3,024	1,928	1,385,677	1,050,666	1,737,978	1,350,563
Cost of insurance	(550)	(514)	(443,483)	(345,103)	(497,472)	(381,983)
Policyowners' surrenders	(1,221)	(1,796)	(209,625)	(357,790)	(177,731)	(90,072)
Net transfers from (to) Fixed Account	(1,079)	(987)	(135,744)	(281,849)	(26,502)	63,138
Transfers between Investment Divisions	(1,418)	3,565	2,154,713	2,166,171	607,081	218,813
Policyowners' death benefits	—	—	(54,032)	(4,275)	(3,555)	(10,862)

Net contributions and (withdrawals)	(1,244)	2,196	2,697,506	2,227,820	1,639,799	1,149,597

Increase (decrease) in net assets	2,437	3,150	5,315,843	2,449,770	2,548,443	1,381,840

NET ASSETS:
Beginning of period	13,082	9,932	8,726,314	6,276,544	3,168,499	1,786,659

End of period	$15,519	$13,082	$14,042,157	$8,726,314	$5,716,942	$3,168,499
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	MFS ® New Discovery Series—Initial Class		MFS ® Research Series— Initial Class		MFS ® Total Return Bond Series— Initial Class
	2017	2016	2017	2016	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$(4,806)	$(3,772)	$18,548	$9,040	$760	$596
Net realized gain (loss) on investments	7,252	(84,756)	1,202	(7,769)	6	864
Realized gain distribution received	111,461	197,395	103,328	144,838	—	—
Change in unrealized appreciation (depreciation) on investments	1,237,362	290,067	206,021	(39,660)	153	1,105

Net increase (decrease) in net assets resulting from operations	1,351,269	398,934	329,099	106,449	919	2,565

Contributions and (Withdrawals):
Payments received from policyowners	401,272	337,727	287,796	237,166	3,764	3,765
Cost of insurance	(171,075)	(144,668)	(114,688)	(101,174)	(560)	(786)
Policyowners' surrenders	(40,427)	(96,235)	(22,772)	(42,197)	—	—
Net transfers from (to) Fixed Account	(29,306)	(84,758)	(6,201)	(74,706)	—	—
Transfers between Investment Divisions	316,576	(33,031)	(93,128)	172,414	—	(57,687)
Policyowners' death benefits	—	(3,126)	—	(9,435)	—	—

Net contributions and (withdrawals)	477,040	(24,091)	51,007	182,068	3,204	(54,708)

Increase (decrease) in net assets	1,828,309	374,843	380,106	288,517	4,123	(52,143)

NET ASSETS:
Beginning of period	4,839,694	4,464,851	1,391,575	1,103,058	18,671	70,814

End of period	$6,668,003	$4,839,694	$1,771,681	$1,391,575	$22,794	$18,671
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	MFS ® Value Series— Initial Class		Morgan Stanley VIF Emerging Markets Debt Portfolio—Class I		Morgan Stanley VIF U.S. Real Estate Portfolio— Class I
	2017	2016	2017	2016	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$158	$149	$27,765	$28,226	$305,643	$221,719
Net realized gain (loss) on investments	20	168	(3,602)	(2,456)	661,282	636,870
Realized gain distribution received	323	576	—	—	—	—
Change in unrealized appreciation (depreciation) on investments	766	(155)	24,555	26,094	(257,053)	390,639

Net increase (decrease) in net assets resulting from operations	1,267	738	48,718	51,864	709,872	1,249,228

Contributions and (Withdrawals):
Payments received from policyowners	1,321	2,377	18,432	15,137	3,286,605	3,038,735
Cost of insurance	(376)	(319)	(17,379)	(18,439)	(1,137,414)	(1,157,335)
Policyowners' surrenders	—	—	(32,444)	(26,054)	(620,702)	(712,927)
Net transfers from (to) Fixed Account	581	(2,874)	(7,674)	6,713	(228,251)	(488,063)
Transfers between Investment Divisions	—	(13)	(23,292)	(13,590)	546,551	1,003,582
Policyowners' death benefits	—	—	—	—	(74,668)	(65,434)

Net contributions and (withdrawals)	1,526	(829)	(62,357)	(36,233)	1,772,121	1,618,558

Increase (decrease) in net assets	2,793	(91)	(13,639)	15,631	2,481,993	2,867,786

NET ASSETS:
Beginning of period	6,299	6,390	518,006	502,375	21,536,690	18,668,904

End of period	$9,092	$6,299	$504,367	$518,006	$24,018,683	$21,536,690
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	Neuberger Berman AMT Mid Cap Growth Portfolio—Class I		PIMCO VIT Foreign Bond Portfolio (U.S. Dollar-Hedged)— Institutional Class		PIMCO VIT Global Bond Portfolio (Unhedged)— Administrative Class
	2017	2016	2017	2016	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$(15,461)	$(8,870)	$301,521	$59,934	$3,482	$6,025
Net realized gain (loss) on investments	(17,063)	(355,110)	9,819	9,378	1,245	(25,214)
Realized gain distribution received	227,418	338,536	—	17,116	—	—
Change in unrealized appreciation (depreciation) on investments	2,183,159	329,945	(156,025)	124,847	10,900	18,330

Net increase (decrease) in net assets resulting from operations	2,378,053	304,501	155,315	211,275	15,627	(859)

Contributions and (Withdrawals):
Payments received from policyowners	2,061,580	1,794,422	1,556,623	1,261,135	4,128	5,780
Cost of insurance	(655,133)	(544,519)	(488,555)	(411,213)	(11,460)	(12,619)
Policyowners' surrenders	(260,677)	(349,607)	(210,586)	(107,592)	—	(38,057)
Net transfers from (to) Fixed Account	(116,011)	17,764	(9,276)	188,151	—	1,004
Transfers between Investment Divisions	1,876,871	312,507	685,824	907,014	(29,963)	(1,285)
Policyowners' death benefits	(22,096)	(7,487)	(29,380)	(3,568)	—	—

Net contributions and (withdrawals)	2,884,534	1,223,080	1,504,650	1,833,927	(37,295)	(45,177)

Increase (decrease) in net assets	5,262,587	1,527,581	1,659,965	2,045,202	(21,668)	(46,036)

NET ASSETS:
Beginning of period	7,974,826	6,447,245	4,825,949	2,780,747	184,502	230,538

End of period	$13,237,413	$7,974,826	$6,485,914	$4,825,949	$162,834	$184,502
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	PIMCO VIT Low Duration Portfolio— Administrative Class		PIMCO VIT Low Duration Portfolio— Institutional Class		PIMCO VIT Total Return Portfolio— Administrative Class
	2017	2016	2017	2016 (a)	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$7,958	$7,346	$9,532	$2,944	$31,154	$36,709
Net realized gain (loss) on investments	(804)	(233)	(108)	(335)	(11,151)	(6,642)
Realized gain distribution received	—	—	—	—	—	—
Change in unrealized appreciation (depreciation) on investments	822	(529)	(421)	(1,181)	54,272	16,786

Net increase (decrease) in net assets resulting from operations	7,976	6,584	9,003	1,428	74,275	46,853

Contributions and (Withdrawals):
Payments received from policyowners	12,165	12,549	194,767	62,132	83,871	60,795
Cost of insurance	(28,507)	(29,425)	(73,136)	(19,224)	(68,483)	(84,243)
Policyowners' surrenders	—	—	(38,994)	(2,716)	(169,309)	(5,116)
Net transfers from (to) Fixed Account	—	(493)	(8,690)	(45,418)	(3,508)	(1,596)
Transfers between Investment Divisions	60,548	263,678	330,256	662,632	(176,473)	(17,169)
Policyowners' death benefits	—	—	—	—	—	—

Net contributions and (withdrawals)	44,206	246,309	404,203	657,406	(333,902)	(47,329)

Increase (decrease) in net assets	52,182	252,893	413,206	658,834	(259,627)	(476)

NET ASSETS:
Beginning of period	598,880	345,987	658,834	—	1,721,433	1,721,909

End of period	$651,062	$598,880	$1,072,040	$658,834	$1,461,806	$1,721,433

(a) For the period May 1, 2016 (commencement of Investment Division) through December 31, 2016.

Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	PIMCO VIT Total Return Portfolio— Institutional Class		Royce Micro-Cap Portfolio— Investment Class		T. Rowe Price Blue Chip Growth Portfolio
	2017	2016	2017	2016	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$132,176	$75,844	$—	$(16,805)	$—	$—
Net realized gain (loss) on investments	(22,817)	(59,270)	—	(800,380)	3,134	420
Realized gain distribution received	—	—	—	—	833	—
Change in unrealized appreciation (depreciation) on investments	186,931	54,368	—	1,787,242	16,063	334

Net increase (decrease) in net assets resulting from operations	296,290	70,942	—	970,057	20,030	754

Contributions and (Withdrawals):
Payments received from policyowners	1,550,465	1,209,611	32	1,453,836	8,804	7,987
Cost of insurance	(491,447)	(393,216)	407	(611,738)	(1,950)	(1,745)
Policyowners' surrenders	(187,763)	(224,035)	—	(371,516)	(1,828)	(1,366)
Net transfers from (to) Fixed Account	(85,744)	93,894	—	(170,664)	(5,312)	1,275
Transfers between Investment Divisions	1,832,326	1,398,568	(439)	(15,388,741)	(2,734)	2,616
Policyowners' death benefits	(12,059)	(365)	—	(28,934)	—	—

Net contributions and (withdrawals)	2,605,778	2,084,457	—	(15,117,757)	(3,020)	8,767

Increase (decrease) in net assets	2,902,068	2,155,399	—	(14,147,700)	17,010	9,521

NET ASSETS:
Beginning of period	4,857,658	2,702,259	—	14,147,700	56,233	46,712

End of period	$7,759,726	$4,857,658	$—	$—	$73,243	$56,233
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	T. Rowe Price International Stock Portfolio		T. Rowe Price Limited-Term Bond Portfolio		T. Rowe Price New America Growth Portfolio
	2017	2016	2017	2016	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$266	$219	$5,633	$6,198	$5	$2
Net realized gain (loss) on investments	399	214	(868)	(6,205)	663	(204)
Realized gain distribution received	982	752	—	—	554	294
Change in unrealized appreciation (depreciation) on investments	4,055	(944)	(749)	6,178	425	320

Net increase (decrease) in net assets resulting from operations	5,702	241	4,016	6,171	1,647	412

Contributions and (Withdrawals):
Payments received from policyowners	3,530	4,224	17,743	20,439	1,347	—
Cost of insurance	(948)	(904)	(22,305)	(26,360)	(171)	(184)
Policyowners' surrenders	(776)	(1,099)	(1,994)	(55,615)	(50)	(2,094)
Net transfers from (to) Fixed Account	(1,699)	318	(3,113)	(72,103)	(2,603)	—
Transfers between Investment Divisions	(524)	(3,043)	10,351	1,205	(652)	5,845
Policyowners' death benefits	—	—	—	—	—	—

Net contributions and (withdrawals)	(417)	(504)	682	(132,434)	(2,129)	3,567

Increase (decrease) in net assets	5,285	(263)	4,698	(126,263)	(482)	3,979

NET ASSETS:
Beginning of period	20,358	20,621	380,864	507,127	6,235	2,256

End of period	$25,643	$20,358	$385,562	$380,864	$5,753	$6,235
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2017
and December 31, 2016

	The Merger Fund VL		Victory VIF Diversified Stock Fund— Class A Shares
	2017	2016	2017	2016
INCREASE (DECREASE) IN NET ASSETS:
Operations:
Net investment income (loss)	$—	$249	$15	$27
Net realized gain (loss) on investments	(161)	(116)	(86)	(22)
Realized gain distribution received	—	384	35	236
Change in unrealized appreciation (depreciation) on investments	1,017	251	627	(139)

Net increase (decrease) in net assets resulting from operations	856	768	591	102

Contributions and (Withdrawals):
Payments received from policyowners	5,244	5,751	462	463
Cost of insurance	(1,308)	(1,570)	(174)	(170)
Policyowners' surrenders	(5,244)	(1,345)	—	(182)
Net transfers from (to) Fixed Account	1,572	(514)	(1,042)	—
Transfers between Investment Divisions	(5,009)	1,065	—	—
Policyowners' death benefits	—	—	—	—

Net contributions and (withdrawals)	(4,745)	3,387	(754)	111

Increase (decrease) in net assets	(3,889)	4,155	(163)	213

NET ASSETS:
Beginning of period	34,610	30,455	2,848	2,635

End of period	$30,721	$34,610	$2,685	$2,848
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC VUL Separate Account-I

Notes to Financial Statements

NOTE 1—Organization and Significant Accounting Policies:

NYLIAC Variable Universal Life Separate Account-I (“VUL Separate Account-I”) was established on June 4, 1993 under Delaware law by New York Life Insurance and Annuity Corporation (“NYLIAC”), a wholly-owned subsidiary of New York Life Insurance Company (“NYLIC”). VUL Separate Account-I funds Group 1 policies (Variable Universal Life (“VUL”) and Survivorship Variable Universal Life (“SVUL”)—Series 1), Group 2 policies (Variable Universal Life 2000 (“VUL 2000”)—Series 1 and Single Premium Variable Universal Life (“SPVUL”)—Series 1), Group 3 policies (Pinnacle Variable Universal Life (“Pinnacle VUL”) and Pinnacle Survivorship Variable Universal Life (“Pinnacle SVUL”)), Group 4 policies (Variable Universal Life 2000 (“VUL 2000”)—Series 2, Single Premium Variable Universal Life (“SPVUL”)—Series 2 and 3, Legacy Creator Single Premium Variable Universal Life (“Legacy Creator SPVUL”), Survivorship Variable Universal Life (“SVUL”)—Series 2, Variable Universal Life Provider (“VUL Provider”), Variable Universal Life Accumulator (“VUL Accumulator”), Survivorship Variable Universal Life Accumulator (“SVUL Accumulator”) and Variable Universal Life Accumulator Plus (“VUL Accumulator Plus”)) and the Group 5 policy (Lifetime Wealth Variable Universal Life (“LWVUL”)). Sales of VUL were discontinued on September 28, 1999, or the date VUL 2000 was approved in a jurisdiction that had not approved it by September 28, 1999. Sales of SPVUL Series 1 were discontinued on May 9, 2002. Sales of SPVUL Series 2 were discontinued on May 15, 2003. Sales of VUL Provider, VUL 2000 and SVUL were discontinued on May 23, 2008, or the date VUL Accumulator and SVUL Accumulator were approved in a jurisdiction that had not approved the new products by May 23, 2008. Sales of Pinnacle SVUL and Pinnacle VUL were discontinued on May 23, 2008 in all jurisdictions. Sales of SPVUL Series 3 were discontinued on January 1, 2009 in all jurisdictions. Sales of LWVUL were discontinued on November 18, 2013 in all jurisdictions. Sales of VUL Accumulator were discontinued on December 31, 2013 or the date VUL Accumulator Plus was approved in a jurisdiction that had not approved the new products by December 31, 2013. Sales of Legacy Creator SPVUL were discontinued on April 6, 2015.
All of these policies are designed for individuals who seek lifetime insurance protection and flexibility with respect to premium payments and death benefits. In addition, SVUL Series 1 and 2, Pinnacle SVUL and SVUL Accumulator policies provide life insurance protection on two insureds with proceeds payable upon the death of the last surviving insured. These policies are distributed by NYLIFE Distributors LLC and sold by registered representatives of NYLIFE Securities, LLC and by registered representatives of broker-dealers who have entered into dealer agreements with NYLIFE Distributors LLC. NYLIFE Securities LLC is a wholly-owned subsidiary of NYLIFE LLC and NYLIFE Distributors LLC is a wholly-owned subsidiary of New York Life Investment Management Holdings LLC (“NYLIM Holdings”). NYLIFE LLC and NYLIM Holdings are both wholly-owned subsidiaries of NYLIC. VUL Separate Account-I is registered under the Investment Company Act of 1940, as amended, as a unit investment trust that follows the accounting and reporting guidance under ASC 946.
The assets of VUL Separate Account-I are invested in the shares of the MainStay VP Funds Trust, the AB® Variable Products Series Fund, Inc., The Alger Portfolios, the American Century®Variable Portfolios, Inc., the American Century® Variable Portfolios II, Inc., the American Funds Insurance Series®, the BlackRock® Variable Series Funds, Inc., the Calvert Variable Series, Inc., the Columbia Funds Variable Insurance Trust, the Columbia Funds Variable Series Trust II, the Delaware VIP® Trust, the Deutsche Investments VIT Funds, the Deutsche Variable Series II, the DFA Investment Dimensions Group Inc., the Dreyfus Investment Portfolios, the Dreyfus Variable Investment Fund, the Fidelity® Variable Insurance Products, the Invesco Variable Insurance Funds, the Janus Aspen Series, the Legg Mason Partners Variable Equity Trust, the Lincoln Variable Insurance Products Trust, The Merger Fund VL, the MFS® Variable Insurance Trust, the MFS® Variable Insurance Trust II, the Morgan Stanley Variable Insurance Fund, Inc., the Neuberger Berman Advisers Management Trust, the PIMCO Variable Insurance Trust, the T. Rowe Price Equity Series, Inc., the T. Rowe Price Fixed Income Series, Inc., the T. Rowe Price International Series, Inc., and the Victory Variable Insurance Funds (collectively “Funds”). These assets are clearly identified and distinguished from the other assets and liabilities of NYLIAC. These assets are the property of NYLIAC; however, the portion of the assets attributable to the policies will not be charged with liabilities arising out of any other business NYLIAC may conduct. The Fixed Account, Dollar Cost Averaging (DCA) Plus Account, DCA Extra Account and the Enhanced DCA Fixed Account represent a portion of the general account assets of NYLIAC and are not included in this report. NYLIAC’s Fixed Account, DCA Plus Account, DCA Extra Account and the Enhanced DCA Fixed Account may be charged with liabilities arising out of other business NYLIAC may conduct.
As of May 1, 2017, the following Investment Divisions were added to one or more of the products investing in VUL Separate Account-I:
MainStay VP Indexed Bond—Initial Class
ClearBridge Variable Appreciation Portfolio—Class I

NYLIAC VUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 1—Organization and Significant Accounting Policies (Continued):
As of November 13, 2017, the following Investment Divisions were added to one or more of the products investing in VUL Separate Account-I:
American Funds IS® Growth Fund—Class 2
American Funds IS® Blue Chip Income and Growth Fund—Class 2
 The following Investment Divisions, with their respective Fund portfolios, are available in VUL Separate Account-I:
MainStay VP Absolute Return Multi-Strategy—Initial Class
MainStay VP Balanced—Initial Class
MainStay VP Bond—Initial Class
MainStay VP Common Stock—Initial Class
MainStay VP Conservative Allocation—Initial Class
MainStay VP Convertible—Initial Class
MainStay VP Cornerstone Growth—Initial Class
MainStay VP Cushing® Renaissance Advantage—Initial Class
MainStay VP Eagle Small Cap Growth—Initial Class
MainStay VP Emerging Markets Equity—Initial Class
MainStay VP Epoch U.S. Equity Yield—Initial Class (formerly MainStay VP ICAP Select Equity—Initial Class)
MainStay VP Epoch U.S. Small Cap—Initial Class
MainStay VP Floating Rate—Initial Class
MainStay VP Government—Initial Class
MainStay VP Growth Allocation—Initial Class
MainStay VP High Yield Corporate Bond—Initial Class
MainStay VP Income Builder—Initial Class
MainStay VP Indexed Bond—Initial Class
MainStay VP International Equity—Initial Class
MainStay VP Janus Henderson Balanced—Initial Class (formerly MainStay VP Janus Balanced—Initial Class)
MainStay VP Large Cap Growth—Initial Class
MainStay VP MFS® Utilities—Initial Class
MainStay VP Mid Cap Core—Initial Class
MainStay VP Moderate Allocation—Initial Class
MainStay VP Moderate Growth Allocation—Initial Class
MainStay VP PIMCO Real Return—Initial Class
MainStay VP S&P 500 Index—Initial Class
MainStay VP Small Cap Core—Initial Class
MainStay VP T. Rowe Price Equity Income—Initial Class
MainStay VP U.S. Government Money Market—Initial Class
MainStay VP Unconstrained Bond—Initial Class
MainStay VP VanEck Global Hard Assets—Initial Class
AB® VPS International Value Portfolio—Class A
AB® VPS Small/Mid Cap Value Portfolio—Class A
Alger Capital Appreciation Portfolio—Class I-2
American Century Investments® VP Inflation Protection Fund—Class II
American Century Investments® VP International Fund—Class II
American Century Investments® VP Value Fund—Class II
American Funds IS® Blue Chip Income and Growth Fund—Class 2
American Funds IS® Global Small Capitalization Fund—Class 2
American Funds IS® Growth Fund—Class 2
American Funds IS® New World Fund®—Class 2
BlackRock® Global Allocation V.I. Fund—Class III
BlackRock® High Yield V.I. Fund—Class I
ClearBridge Variable Appreciation Portfolio—Class I
Columbia Variable Portfolio—Commodity Strategy Fund—Class 1
Columbia Variable Portfolio—Emerging Markets Bond Fund—Class 1

NYLIAC VUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 1—Organization and Significant Accounting Policies (Continued):

Columbia Variable Portfolio—Small Cap Value Fund—Class 2
Delaware VIP® Diversified Income Series—Standard Class
Delaware VIP® Emerging Markets Series—Standard Class
Delaware VIP® International Value Equity Series—Standard Class
Delaware VIP® Small Cap Value Series—Standard Class
Delaware VIP® Value Series—Standard Class
Deutsche Alternative Asset Allocation VIP—Class A
Deutsche Small Cap Index VIP—Class A
Deutsche Small Mid Cap Value VIP—Class A
DFA VA Global Bond Portfolio
DFA VA International Small Portfolio
DFA VA International Value Portfolio
DFA VA Short-Term Fixed Portfolio
DFA VA U.S. Large Value Portfolio
DFA VA U.S. Targeted Value Portfolio
Dreyfus IP Technology Growth Portfolio—Initial Shares
Dreyfus VIF Opportunistic Small Cap Portfolio—Initial Shares
Fidelity® VIP Contrafund® Portfolio—Initial Class
Fidelity® VIP Equity-Income Portfolio—Initial Class
Fidelity® VIP Freedom 2020 Portfolio—Initial Class
Fidelity® VIP Freedom 2030 Portfolio—Initial Class
Fidelity® VIP Freedom 2040 Portfolio—Initial Class
Fidelity® VIP Growth Opportunities Portfolio—Initial Class
Fidelity® VIP Growth Portfolio—Initial Class
Fidelity® VIP Index 500 Portfolio—Initial Class
Fidelity® VIP Investment Grade Bond Portfolio—Initial Class
Fidelity® VIP Mid Cap Portfolio—Initial Class
Fidelity® VIP Overseas Portfolio—Initial Class
Invesco V.I. American Value Fund—Series I Shares
Invesco V.I. Global Real Estate Fund—Series I Shares
Invesco V.I. International Growth Fund—Series I Shares
Janus Henderson VIT Enterprise Portfolio—Institutional Shares (formerly Janus Aspen Enterprise Portfolio—Institutional Shares)
Janus Henderson VIT Forty Portfolio—Institutional Shares (formerly Janus Aspen Forty Portfolio—Institutional Shares)
Janus Henderson VIT Global Research Portfolio—Institutional Shares (formerly Janus Aspen Global Research Portfolio—Institutional Shares)
LVIP Baron Growth Opportunities Fund—Service Class
MFS® International Value Portfolio—Initial Class
MFS® Investors Trust Series—Initial Class
MFS® New Discovery Series—Initial Class
MFS® Research Series—Initial Class
MFS® Total Return Bond Series—Initial Class
MFS® Value Series—Initial Class
Morgan Stanley VIF Emerging Markets Debt Portfolio—Class I (formerly UIF Emerging Markets Debt Portfolio—Class I)
Morgan Stanley VIF U.S. Real Estate Portfolio—Class I (formerly UIF U.S. Real Estate Portfolio—Class I)
Neuberger Berman AMT Mid Cap Growth Portfolio—Class I
PIMCO VIT Foreign Bond Portfolio (U.S. Dollar-Hedged)—Institutional Class
PIMCO VIT Global Bond Portfolio (Unhedged)—Administrative Class
PIMCO VIT Low Duration Portfolio—Administrative Class
PIMCO VIT Low Duration Portfolio—Institutional Class
PIMCO VIT Total Return Portfolio—Administrative Class
PIMCO VIT Total Return Portfolio—Institutional Class
T. Rowe Price Blue Chip Growth Portfolio
T. Rowe Price International Stock Portfolio

NYLIAC VUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 1—Organization and Significant Accounting Policies (Continued):

T. Rowe Price Limited-Term Bond Portfolio
T. Rowe Price New America Growth Portfolio
The Merger Fund VL
Victory VIF Diversified Stock Fund—Class A Shares
________________
Not all investment options are available under all policies.

New investments to the MainStay VP Cornerstone Growth—Initial Class, MainStay VP Emerging Markets Equity—Initial Class, MainStay VP T. Rowe Price Equity Income—Initial Class, and Victory VIF Diversified Stock Fund—Class A Shares Investment Divisions are restricted to those policies already invested in these Investment Divisions as of November 13, 2017.

All investments into the MainStay VP Series Funds by VUL Separate Account-I will be made into the Initial Class of shares unless otherwise indicated. Each Investment Division of VUL Separate Account-I will invest exclusively in the corresponding eligible Fund portfolio.
For SVUL, VUL 2000, SPVUL, LWVUL, VUL Provider, VUL Accumulator, Pinnacle VUL and Pinnacle SVUL policies, any/all premium payments received during the free look period are allocated to the General Account of NYLIAC. After the free look period, these premium payments are allocated in accordance with the policyowner’s allocation instructions. Subsequent premium payments for all policies will be allocated to the Investment Divisions of VUL Separate Account-I in accordance with the policyowner’s allocations instructions. For Legacy Creator SPVUL, SVUL Accumulator, and VUL Accumulator Plus, any/all premium payments received before the Initial Premium Transfer Date will be allocated to the General Account of NYLIAC. On the Initial Premium Transfer Date, the net premium, along with any interest credited will be allocated to the Investment Divisions of VUL Separate Account-I, the Fixed Account, and/or the DCA Plus Account in accordance with the policyowner’s allocation instructions. Pinnacle VUL and Pinnacle SVUL policies issued on or after October 14, 2002 can have premium payments made in the first 12 policy months allocated to an Enhanced DCA Fixed Account. VUL 2000, VUL Provider, SVUL, VUL Accumulator and SVUL Accumulator policies issued on or after February 11, 2005 can have premium payments made in the first 12 policy months allocated to a DCA Plus Account. Legacy Creator SPVUL policies issued on or after May 15, 2009, can have the initial premium payment allocated to the 6 months DCA Extra Account. LWVUL policies issued on or after February 14, 2011, can have premium payments made in the first 12 policy months allocated to the DCA Plus Account. VUL Accumulator Plus policies issued on or after November 18, 2013, can have premium payments made in the first 12 months following the Initial Premium Transfer Date allocated to the DCA Plus Account.
In addition, for all VUL, VUL 2000, SVUL, SPVUL, Legacy Creator SPVUL, LWVUL, VUL Provider, VUL Accumulator, SVUL Accumulator, Pinnacle VUL, Pinnacle SVUL and VUL Accumulator Plus policies, the policyowner has the option, within limits, to transfer amounts between the Investment Divisions of VUL Separate Account-I and the Fixed Account of NYLIAC.
No Federal income tax is payable on investment income or capital gains of VUL Separate Account-I under current Federal income tax law.
Security Valuation—The investments are valued at the net asset value (“NAV”) of shares of the respective Fund portfolios.
Security Transactions—Realized gains and losses from security transactions are reported on the identified cost basis. Security transactions are accounted for as of the date the securities are purchased or sold (trade date).
Distributions Received—Dividend income and capital gain distributions are recorded on the ex-dividend date and reinvested in the corresponding Fund portfolio.
The authoritative guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance also establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.
The levels of the fair value hierarchy are based on the inputs to the valuation as follows:
Level 1—Fair Value is based on unadjusted quoted prices for identical assets or liabilities in an active market. Active markets are defined as a market in which many transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

NYLIAC VUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 1—Organization and Significant Accounting Policies (Continued):
Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data for substantially the full term of the asset.
Level 3—Instruments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s assumptions in pricing the asset or liability.
Investments in mutual funds represent open-end mutual funds in which the valuation is based on the aggregate NAV of the shares held at the valuation date, which represents fair value, and are classified as Level 1.
The amounts shown as net receivable from (payable to) NYLIAC on the Statement of Assets and Liabilities reflect transactions that occurred on the last business day of the reporting period. These amounts will be deposited to or withdrawn from the separate account in accordance with the policyowners’ instructions on the first business day subsequent to the close of the period presented. The amounts shown as net receivable from (payable to) the Fund for shares sold or purchased represent unsettled trades.
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NYLIAC VUL Separate Account-I

Notes to Financial Statements (Continued)

NOTE 2—Purchases and Sales (in 000’s):

The cost of purchases and proceeds from sales of investments for the year ended December 31, 2017 were as follows:

	Purchases	Sales
MainStay VP Absolute Return Multi-Strategy—Initial Class	$2,438	$379
MainStay VP Balanced—Initial Class	2,101	1,584
MainStay VP Bond—Initial Class	3,945	3,064
MainStay VP Common Stock—Initial Class	9,362	11,770
MainStay VP Conservative Allocation—Initial Class	2,013	3,486
MainStay VP Convertible—Initial Class	5,237	4,010
MainStay VP Cornerstone Growth—Initial Class	4,272	16,799
MainStay VP Cushing® Renaissance Advantage—Initial Class	552	120
MainStay VP Eagle Small Cap Growth—Initial Class	3,286	5,179
MainStay VP Emerging Markets Equity—Initial Class	2,967	3,660
MainStay VP Epoch U.S. Equity Yield—Initial Class	3,448	13,336
MainStay VP Epoch U.S. Small Cap—Initial Class	4,014	2,364
MainStay VP Floating Rate—Initial Class	2,023	2,074
MainStay VP Government—Initial Class	1,502	2,400
MainStay VP Growth Allocation—Initial Class	9,211	4,799
MainStay VP High Yield Corporate Bond—Initial Class	17,288	9,458
MainStay VP Income Builder—Initial Class	4,396	5,927
MainStay VP Indexed Bond—Initial Class	156	13
MainStay VP International Equity—Initial Class	2,629	4,833
MainStay VP Janus Henderson Balanced—Initial Class	10,856	12,728
MainStay VP Large Cap Growth—Initial Class	4,320	7,453
MainStay VP MFS® Utilities—Initial Class	5,048	3,091
MainStay VP Mid Cap Core—Initial Class	4,155	10,254
MainStay VP Moderate Allocation—Initial Class	4,145	4,006
MainStay VP Moderate Growth Allocation—Initial Class	8,332	5,612
MainStay VP PIMCO Real Return—Initial Class	1,280	1,287
MainStay VP S&P 500 Index—Initial Class	22,637	19,759
MainStay VP Small Cap Core—Initial Class	1,432	1,325
MainStay VP T. Rowe Price Equity Income—Initial Class	6,589	8,006
MainStay VP U.S. Government Money Market—Initial Class	9,762	15,534
MainStay VP Unconstrained Bond—Initial Class	4,881	937
MainStay VP VanEck Global Hard Assets—Initial Class	2,827	4,235
AB® VPS International Value Portfolio—Class A	—	—
AB® VPS Small/Mid Cap Value Portfolio—Class A	1,758	1,094
Alger Capital Appreciation Portfolio—Class I-2	221	118
American Century Investments® VP Inflation Protection Fund—Class II	62	17
American Century Investments® VP International Fund—Class II	452	223
American Century Investments® VP Value Fund—Class II	432	328
American Funds IS® Blue Chip Income and Growth Fund—Class 2	80	1
American Funds IS® Global Small Capitalization Fund—Class 2	464	96
American Funds IS® Growth Fund—Class 2	54	—
American Funds IS® New World Fund®—Class 2	2,307	416
BlackRock® Global Allocation V.I. Fund—Class III	4,449	1,212
BlackRock® High Yield V.I. Fund—Class I	1,070	265
ClearBridge Variable Appreciation Portfolio—Class I	468	11

NYLIAC VUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 2—Purchases and Sales (in 000’s) (Continued):

	Purchases	Sales
Columbia Variable Portfolio—Commodity Strategy Fund—Class 1	$359	$86
Columbia Variable Portfolio—Emerging Markets Bond Fund—Class 1	580	183
Columbia Variable Portfolio—Small Cap Value Fund—Class 2	6	2
Delaware VIP® Diversified Income Series—Standard Class	9	8
Delaware VIP® Emerging Markets Series—Standard Class	1,365	352
Delaware VIP® International Value Equity Series—Standard Class	—	—
Delaware VIP® Small Cap Value Series—Standard Class	2,514	633
Delaware VIP® Value Series—Standard Class	18	11
Deutsche Alternative Asset Allocation VIP—Class A	1,438	99
Deutsche Small Cap Index VIP—Class A	7	2
Deutsche Small Mid Cap Value VIP—Class A	654	778
DFA VA Global Bond Portfolio	5	18
DFA VA International Small Portfolio	17	9
DFA VA International Value Portfolio	23	15
DFA VA Short-Term Fixed Portfolio	7	5
DFA VA U.S. Large Value Portfolio	75	20
DFA VA U.S. Targeted Value Portfolio	82	12
Dreyfus IP Technology Growth Portfolio—Initial Shares	4,079	2,129
Dreyfus VIF Opportunistic Small Cap Portfolio—Initial Shares	112	357
Fidelity® VIP Contrafund® Portfolio—Initial Class	19,156	18,162
Fidelity® VIP Equity-Income Portfolio—Initial Class	4,105	9,815
Fidelity® VIP Freedom 2020 Portfolio—Initial Class	732	179
Fidelity® VIP Freedom 2030 Portfolio—Initial Class	830	178
Fidelity® VIP Freedom 2040 Portfolio—Initial Class	1,120	211
Fidelity® VIP Growth Opportunities Portfolio—Initial Class	1,601	748
Fidelity® VIP Growth Portfolio—Initial Class	636	334
Fidelity® VIP Index 500 Portfolio—Initial Class	2,693	443
Fidelity® VIP Investment Grade Bond Portfolio—Initial Class	146	55
Fidelity® VIP Mid Cap Portfolio—Initial Class	2,630	1,193
Fidelity® VIP Overseas Portfolio—Initial Class	421	619
Invesco V.I. American Value Fund—Series I Shares	633	438
Invesco V.I. Global Real Estate Fund—Series I Shares	10	16
Invesco V.I. International Growth Fund—Series I Shares	3,129	1,249
Janus Henderson VIT Enterprise Portfolio—Institutional Shares	410	151
Janus Henderson VIT Forty Portfolio—Institutional Shares	2	4
Janus Henderson VIT Global Research Portfolio—Institutional Shares	2,010	8,654
LVIP Baron Growth Opportunities Fund—Service Class	4	4
MFS® International Value Portfolio—Initial Class	3,721	860
MFS® Investors Trust Series—Initial Class	2,105	246
MFS® New Discovery Series—Initial Class	950	366
MFS® Research Series—Initial Class	588	412
MFS® Total Return Bond Series—Initial Class	5	1
MFS® Value Series—Initial Class	2	—
Morgan Stanley VIF Emerging Markets Debt Portfolio—Class I	47	82
Morgan Stanley VIF U.S. Real Estate Portfolio—Class I	4,306	2,229
Neuberger Berman AMT Mid Cap Growth Portfolio—Class I	4,002	905

NYLIAC VUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 2—Purchases and Sales (in 000’s) (Continued):

	Purchases	Sales
PIMCO VIT Foreign Bond Portfolio (U.S. Dollar-Hedged)—Institutional Class	$2,277	$467
PIMCO VIT Global Bond Portfolio (Unhedged)—Administrative Class	7	41
PIMCO VIT Low Duration Portfolio—Administrative Class	111	58
PIMCO VIT Low Duration Portfolio—Institutional Class	610	196
PIMCO VIT Total Return Portfolio—Administrative Class	108	408
PIMCO VIT Total Return Portfolio—Institutional Class	3,584	831
T. Rowe Price Blue Chip Growth Portfolio	8	10
T. Rowe Price International Stock Portfolio	4	3
T. Rowe Price Limited-Term Bond Portfolio	35	28
T. Rowe Price New America Growth Portfolio	2	3
The Merger Fund VL	7	12
Victory VIF Diversified Stock Fund—Class A Shares	—	1
Total	$253,018	$247,594
Not all investment divisions are available under all policies.

NOTE 3—Expenses and Related Party Transactions:
New York Life Investment Management LLC (“New York Life Investments”) provides investment advisory services to the MainStay VP Funds Trust for a fee. New York Life Investments retains several sub-advisors, including Candriam Belgium, Candriam France S.A.S., Cornerstone Capital Management Holdings LLC (“CCM”), Cushing® Asset Management, LP (“Cushing®”), Eagle Asset Management, Inc. (“Eagle”), Epoch Investment Partners, Inc. (“Epoch”), Institutional Capital LLC (“ICAP”), Janus Capital Management LLC (“Janus”), MacKay Shields LLC (“MacKay”), Massachusetts Financial Services Company (“MFS”), NYL Investors LLC (“NYLI”), Pacific Investment Management Company LLC (“PIMCO”), T. Rowe Price Associates, Inc. (“T. Rowe Price”),VanEck Associates Corporation (“VanEck”) and Winslow Capital Management Inc. (“Winslow Capital”) to provide investment advisory services to certain portfolios of the MainStay VP Funds Trust.
New York Life Investments, Candriam Belgium, Candriam France S.A.S., CCM, MacKay, NYLI, and ICAP are all indirect, wholly-owned subsidiaries of NYLIC. Capital Research and Management is a wholly-owned subsidiary of The Capital Group Companies, Inc. ClearBridge is a wholly-owned subsidiary of Legg Mason, Inc., Cushing® is a wholly-owned investment advisory subsidiary of Swank Capital. Eagle is a wholly-owned subsidiary of Raymond James Financial, Inc. Epoch is a wholly-owned subsidiary of The Toronto Dominion Bank. Janus is a wholly-owned subsidiary of Janus Capital Group, Inc. MFS is an indirect majority-owned subsidiary of Sun Life Financial Inc. PIMCO is a majority-owned subsidiary of Allianz Asset Management. Winslow Capital is a wholly-owned subsidiary of Nuveen Investments, Inc. T. Rowe Price and VanEck are independent investment advisory firms.
Effective January 1, 2018, the portfolio managers from CCM who manage all or a portion of the day-to-day investment operations of the Portfolios will transition from CCM to MacKay, which is also a wholly-owned, fully autonomous subsidiary of NYLIC.
Deductions from Premiums:
NYLIAC deducts premium expense charges from all premiums received for certain VUL Separate Account-I policies. Premium expense charges are expressed as a percentage of the payment received.
State and Federal Tax Charge: NYLIAC deducts 2% from all premium payments for VUL, SVUL, VUL 2000, SPVUL - Series 3, VUL Provider, LWVUL, VUL Accumulator, SVUL Accumulator, Pinnacle VUL, Pinnacle SVUL and VUL Accumulator Plus policies to pay state premium taxes. NYLIAC deducts 1.25% from all premium payments for non-qualified VUL, SVUL, VUL 2000, SPVUL Series 3, VUL Provider, LWVUL, VUL Accumulator, SVUL Accumulator, Pinnacle VUL, Pinnacle SVUL and VUL Accumulator Plus policies to cover federal premium taxes.

NYLIAC VUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 3—Expenses and Related Party Transactions (Continued):
Sales Expense Charge: NYLIAC deducts a sales expense charge from all premium payments for VUL, SVUL, VUL 2000, VUL Provider, LWVUL, VUL Accumulator, SVUL Accumulator, Legacy Creator SPVUL, Pinnacle VUL, Pinnacle SVUL and VUL Accumulator Plus policies to partially cover the expenses associated with selling the policies.
For VUL policies, currently 5% of any premium payment for the first 10 policy years is deducted; NYLIAC reserves the right to impose this charge after the 10th policy year.
For SVUL policies, currently 8% of any premium payments in policy years 1-10, up to the target premium, is deducted. Once the target premium is reached NYLIAC expects to deduct 4% from any premium payments in any given policy year. Beginning with the 11th policy year, NYLIAC expects to deduct 4% of any premium payments up to the target premium, and no charge for premium payments in excess of the target premium in that year. The initial target premium is determined at the time the policy is issued, and it is indicated on the policy data page.
For VUL 2000 policies, currently 2.75% of any premium payments in a policy year, up to the surrender charge premium, is deducted. Once the premium payments equal the surrender charge premium for a policy year, NYLIAC deducts a sales expense charge of 1.25% from any additional premium payments in that policy year. The initial surrender charge premium is determined at the time the policy is issued and can be found on the policy data page.
For VUL Provider policies, currently 6.75% of any premium payment up to the target premium is deducted in policy years 1-5. Once the target premium is reached, 4.25% of any premium payment is deducted. Beginning with the 6th policy year, NYLIAC expects to deduct 2.75% of any premium payments up to the target premium; once the target premium is reached, 0.75% of any premium payment is deducted. The initial target premium is determined at the time the policy is issued, and is indicated on the policy data page.
For LWVUL policies, in all policy years, we currently do not deduct a sales expense charge on any premium payment up to Target Premium 1. In each of policy years 1-7, we currently deduct 8.75% of any premium payment over Target
Premium 1. In each of policy years 8 and subsequent, we currently do not deduct a sales expense charge on any premium payment. Target Premium 1 and Target Premium 2 are determined at the time the policy is issued, and are indicated on the policy data page.
For VUL Accumulator , VUL Accumulator Plus and SVUL Accumulator policies, currently 4.75% of any premium payment up to the target premium is deducted in policy years 1-10. Once the target premium is reached, 1.75% of any premium payment is deducted in policy years 1-5 and 0.75% of any premium payment is deducted in policy years 6-10. Beginning with the 11th policy year, NYLIAC expects to deduct 4.25% of any premium payments up to the target premium; once the target is reached, 0.25% of any premium payment is deducted in policy years 11 and beyond. The initial target premium is determined at the time the policy is issued, and is indicated on the policy data page.
For Pinnacle VUL and Pinnacle SVUL policies, the percentage of premiums deducted varies depending on the age of the policy and whether the total premium payment in a given policy year is above or below the target premium. For premium payments up to the target premium, the sales expense charge in the first policy year is currently 56.75%, in policy years 2-5 the charge is 26.75%, for policy year 6 the charge is 1.75%, and for policy years 7 and beyond the charge is 0.75%. For premium payments in excess of the target premium the charge is currently 2.75% for policy years 1-5, 1.75% for policy year 6 and 0.75% for policy years 7 and beyond. The initial target premium is determined at the time the policy is issued, and it is indicated on the policy data page.
For Legacy Creator SPVUL policies, the current monthly premium expense charge is deducted at an annualized rate of 2.0% of the adjusted total premium for policy years 11 and beyond. The monthly premium expense charge is guaranteed not to exceed the annual rate of 2.25% of the adjusted total premium. This charge also covers state premium tax and federal tax expenses.
Deductions from Cash Value:
NYLIAC deducts certain monthly charges from the cash value of VUL Separate Account-I policies. These charges include the monthly contract charge, the administrative charge, the cost of insurance charge, the per thousand face amount charge, the deferred sales expense charge, and the mortality and expense risk charge (deducted from the policy's cash value for Group 3, 4 & 5 policies), and are recorded as cost of insurance in the accompanying Statement of Changes in Net Assets. The mortality and expense charge for Group 1 & 2 policies are deducted from the Investment Division and is recorded as mortality and

NYLIAC VUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 3—Expenses and Related Party Transactions (Continued):
expense risk charges in the Statement of Operations.The charges disclosed below were in effect for each of the five periods presented in the Financial Highlights section. Not all charges are deducted from all products, as shown below.
Monthly Contract Charge: A monthly contract charge is assessed on certain VUL Separate Account-I policies to compensate NYLIAC for certain administrative services such as premium collection, record keeping, claims processing and communicating with policyowners. Outlined below is the current schedule for VUL, SVUL, VUL 2000, VUL Provider, VUL Accumulator, SVUL Accumulator, LWVUL, Pinnacle VUL, Pinnacle SVUL and VUL Accumulator Plus:

Policy	Monthly Contract Charge Policy Year 1	Monthly Contract Charge Subsequent Policy Years
VUL	$26	$7
SVUL	60	10
VUL 2000	30	10
VUL Provider	30	10
LWVUL	15	15 in years 2-10; 10 in years 11 and beyond.
VUL Accumulator	35	15 in years 2-10; 10 in years 11 and beyond.
SVUL Accumulator	35	15 in years 2-10; 10 in years 11 and beyond.
Pinnacle VUL*	100	25
Pinnacle SVUL*	100	25
VUL Accumulator Plus	15	15 in years 2-10; 10 in years 11 and beyond.

Administrative Charge: An administrative charge is assessed on VUL 2000, SPVUL, Legacy Creator SPVUL and SVUL - Series 2** policies monthly. This charge compensates NYLIAC for providing administrative policy services.
For VUL 2000 policies, the administrative charge is expressed as a percentage of the amount of cash value in VUL Separate Account-I and varies based on the amount of cash value in VUL Separate Account-I. The VUL Separate Account-I administrative charge percentage currently ranges from 0% to 0.20%.
For SPVUL policies, the current administrative charge is made monthly at an annualized rate of 0.60% of the policy’s cash value for the first three policy years. This charge is waived in the fourth and subsequent policy years if the cash value of the policy exceeds $200,000. If the cash value of the policy does not exceed $200,000, this charge will range from 0.10% to 0.60% depending on the cash value of the policy.
For SVUL - Series 2** the administrative charge is 0.10%, based on the amount of cash value in VUL Separate Account-I.
For Legacy Creator SPVUL policies, the current asset based administrative charge is deducted monthly at an annualized rate of 2.25% of the policy’s cash value for policy years 1 through 10. The monthly asset based administrative charge is guaranteed not to exceed the annual rate of 2.25% of the cash value of the policy. This charge also covers state premium tax and federal tax expenses.
Cost of Insurance Charge: A charge to cover the cost of providing life insurance benefits is assessed monthly on all VUL Separate Account-I policies. This charge is based on such factors as issue age of the insured(s), duration, gender, underwriting class, face amount, any riders included and the cash value of the policy.
________________

*	If the target face amount falls below $1 million, the contract charge will not exceed $25 per month.

**	VUL 2000 - Series 2, SPVUL- Series 2, and SVUL- Series 2 designates policies issued on and after May 10, 2002 where approved.

NYLIAC VUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 3—Expenses and Related Party Transactions (Continued):
Per Thousand Face Amount Charge: NYLIAC assesses a monthly per thousand face amount charge on SVUL, VUL Accumulator, SVUL Accumulator, LWVUL, Pinnacle VUL, Pinnacle SVUL, VUL Provider and VUL Accumulator Plus policies.
For SVUL - Series 1 policies, this charge is $0.04 per $1,000 of the policy’s initial face amount. For SVUL - Series 2 policies, this charge is $0.04 per $1,000 of the policy’s current face amount. For both series of SVUL policies this charge is assessed for the first 3 policy years and will always be at least $10 per month and will never be more than $100 per month.
For VUL Accumulator Plus, this charge is currently deducted during the first 10 policy years and is based on the insured’s age, gender, risk class and face amount. NYLIAC does not expect to deduct this charge in years 21 and beyond.
For VUL Accumulator and LWVUL policies, this charge is based on the insured’s age, gender, risk class and face amount plus any term insurance benefit. NYLIAC does not expect to deduct this charge in years 21 and beyond.
For SVUL Accumulator policies, this charge is based on insured’s age, gender, risk class and face amount plus any term insurance benefit. NYLIAC does not expect to deduct this charge in years 31 and beyond.
For Pinnacle VUL and Pinnacle SVUL policies, this charge is $0.03 per $1,000 of the policy’s face amount plus any term insurance benefit for the first 5 policy years. NYLIAC does not expect to deduct this charge in policy year 6 and beyond.
For VUL Provider policies, this charge is $0.07 per $1,000 of the policy’s face amount plus any term insurance benefit for the first 5 policy years. NYLIAC does not expect to deduct this charge in policy year 6 and beyond.
Deferred Sales Expense Charge: NYLIAC assesses a monthly deferred sales expense charge on SPVUL policies. This charge is deducted from the policy’s cash value for a 10-year period after a premium payment is applied. The deferred sales expense charge is expressed as a percentage of the policy’s cash value for Series 1 and 2. The current 0.90% deferred sales expense is comprised of 0.40% for sales expenses, 0.30% for state taxes and 0.20% for federal taxes. For SPVUL - Series 3*** currently the deferred sales expense charge is equal to 0.40%.
Mortality and Expense Risk Charge: NYLIAC deducts a mortality and expense risk charge as follows:
Group 1 & 2 Policies: NYLIAC assesses a mortality and expense risk charge based on the variable accumulation value of the Investment Divisions. These charges are made daily at an annual rate of 0.70%**** for VUL, 0.70%**** for SVUL - Series 1, 0.50% for VUL 2000 - Series 1 and 0.50% for SPVUL - Series 1.
Group 3 Policies: For Pinnacle VUL and Pinnacle SVUL mortality and expense risk charges are based on net assets and the percent ranges from 0.25% to 0.55% in policy years 1-20; and in policy years 21 and beyond, the percentage ranges from 0.05% to 0.35%. In policy years 1-20, if the policy has an Alternative Cash Surrender Value I (ACSV I), the mortality and expense risk is increased by 0.30% in policy years 1-10. For Alternative Cash Surrender Value II (ACSV II), the mortality and expense risk is increased by 0.55% in policy years 1-10. The mortality and expense risk charge is guaranteed not to exceed 1.00%.
Group 4 Policies: For SPVUL - Series 2** and VUL 2000 -Series 2** policies, NYLIAC deducts a monthly mortality and expense risk charge at an annual rate of 0.50% of the cash value in VUL Separate Account-I and for SVUL - Series 2** policies, the mortality and expense risk charge is deducted monthly at an annual rate of 0.60% of the cash value in VUL Separate Account-I.
For VUL Accumulator, VUL Accumulator Plus and SVUL Accumulator policies, the monthly mortality and expense risk charge currently ranges from an annual rate of 0.55% to 0.15% of the cash value in VUL Separate Account-I (it declines based on the cash value in VUL Separate Account-I and duration). NYLIAC guarantees that the mortality and expense risk charge on VUL Accumulator and SVUL Accumulator policies will never exceed an annual rate of 0.75%.
________________

*** SPVUL - Series 3 designates policies issued on and after May 16, 2003 where approved.

**** Includes a 0.10% administrative service charge.

NYLIAC VUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 3—Expenses and Related Party Transactions (Continued):
For VUL Provider policies, the monthly mortality and expense risk charge currently ranges from an annual rate of 0.70% to 0.05% of the cash value in VUL Separate Account-I (it declines based on the cash value in VUL Separate Account-I and duration). If the VUL Provider policy has the Alternative Cash Surrender Value (ACSV), the mortality and expense risk charge currently ranges from 1.00% to 0.05%. NYLIAC guarantees that the mortality and expense risk charge on VUL Provider policies will never exceed an annual rate of 1.00%.
For Legacy Creator SPVUL policies, the current mortality and expense risk charge is deducted monthly at an annual rate of 0.50% of the cash value in VUL Separate Account-I. The mortality and expense charge is guaranteed not to exceed the annual rate of 0.75% of the cash value in VUL Separate Account-I.
Group 5 Policies: For LWVUL policies, the monthly mortality and expense risk charge currently ranges from an annual rate of 0.75% to 0.25% of the cash value in VUL Separate Account-I (it declines based on the cash value in VUL Separate Account-I and duration). NYLIAC guarantees that the mortality and expense risk charge on LWVUL policies will never exceed an annual rate of 0.75%.
Surrender Charges:
Surrender charges are assessed by NYLIAC for VUL, SVUL, VUL 2000, VUL Provider, VUL Accumulator, SVUL Accumulator, SPVUL, Legacy Creator SPVUL and VUL Accumulator Plus policies on complete surrenders, decreases in face amount including decreases caused by a change in life insurance benefit option and some partial withdrawals. Surrender charges are paid to NYLIAC. The amount of this charge is included in surrenders in the accompanying Statement of Changes in Net Assets. In addition, a new surrender charge period will apply to face amount increases.
For VUL, SVUL and VUL 2000 policies, this charge is deducted during the first 15 policy years or within 15 years after a face amount increase. For VUL Provider, VUL Accumulator, SVUL Accumulator and VUL Accumulator Plus this charge is deducted for the first 10 policy years or within 10 years after a face amount increase. For VUL, the maximum surrender charge is shown on the policy’s data page. For VUL 2000 - Series 1, VUL Provider, VUL Accumulator, SVUL Accumulator and VUL Accumulator Plus the maximum surrender charge is the lesser of 50% of total premiums paid or a percentage of the surrender charge premium. This percentage is based on the policy year in which the surrender or decrease in face amount takes place.
Initially for VUL 2000 - Series 2** policies, the maximum surrender charge is the lesser of 50% of total premiums paid less the monthly contract charge incurred during the first three policy years or 100% of the surrender charge premium. Beginning in year four, the maximum surrender charge is the lesser of 50% of total premium payments less the sum of all monthly contract charges incurred in the first three policy years (which will never exceed $636) or a specified percentage of the surrender charge premium, which declines each policy year from 93% in the fourth year to 0% in year sixteen and later.
For SVUL policies, the surrender charge is deducted during the first 15 policy years if the younger insured is less than age 85 at the time the policy was issued. If the younger insured is age 85 or older at the time of issue, the charge is deducted during the first 8 policy years. The maximum surrender charge on SVUL policies varies based on the policy’s target premium, age of the younger insured and year of surrender. The target premium is shown on the policy data page.
For SPVUL policies, the surrender charge is deducted during the first 9 policy years. This charge is equal to a percentage of the cash value of the policy minus any withdrawal taken using the surrender charge free window, or the initial single premium minus any partial withdrawals for which the surrender charge was assessed. The applicable surrender charge percentage is based on the amount of time elapsed from the date the initial single premium was accepted to the effective date of the surrender or partial withdrawal. For Series 1 and 2 the surrender charge percentage declines each policy year from 9% in the first year to 0% in year 10 and later. For Series 3, the percentage declines each year from 7.5% in the first year to 0% in year 10 and after.
For Legacy Creator SPVUL, the surrender charge is deducted during the first 9 policy years. The surrender charge is assessed on the amount of the cash value withdrawn in any policy year that is in excess of the surrender charge free window. The surrender charge free window is the greater of 10% of the policy cash value (minus any partial withdrawals already taken in that year) or 100% of the policy gain. The surrender charge percentage declines each policy year from 7.50% in the first year to 0% in year 10 and later.
________________
** VUL 2000 - Series 2, SPVUL- Series 2, and SVUL - Series 2 designates policies issued on and after May 10, 2002 where approved.

NYLIAC VUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 3—Expenses and Related Party Transactions (Continued):
VUL Separate Account-I policyowners may pay certain Fund portfolio company operating expenses during the time they own their policy, which are reflected in the daily computation of NAVs for the Funds. NYLIAC may receive payment or compensation from the Funds resulting from certain of these operating expenses in connection with the administration, distribution and other services it provides to the Funds, some of whom may be affiliates of either NYLIAC or VUL Separate Account-I. Management Fees (which may include administration and/or advisory fees) range from 0.00% to 1.25%, distribution (12b-1) fees range from 0.00% to 0.25%, other expenses range from 0.00% to 1.23%, and acquired fund fees and expenses range from 0.00% to 1.15%. These ranges are shown as a percentage of average net assets as of December 31, 2016, and approximate the ranges as of December 31, 2017.

NOTE 4—Distribution of Net Income:

VUL Separate Account-I does not expect to declare dividends to policyowners from accumulated net investment income and realized gains. The income and gains are distributed to policyowners as part of withdrawals of amounts (in the form of surrenders, death benefits or transfers) in excess of the net premium payments.

NYLIAC VUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 5—Changes in Units Outstanding (in 000’s):

The changes in units outstanding for the years ended December 31, 2017 and 2016 were as follows:

	2017			2016
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
MainStay VP Absolute Return Multi-Strategy—Initial Class	284	(45)	239	353	(45)	308
MainStay VP Balanced—Initial Class	74	(73)	1	82	(71)	11
MainStay VP Bond—Initial Class	123	(128)	(5)	116	(155)	(39)
MainStay VP Common Stock—Initial Class	90	(284)	(194)	101	(293)	(192)
MainStay VP Conservative Allocation—Initial Class	88	(185)	(97)	168	(200)	(32)
MainStay VP Convertible—Initial Class	109	(120)	(11)	53	(153)	(100)
MainStay VP Cornerstone Growth—Initial Class	91	(587)	(496)	72	(656)	(584)
MainStay VP Cushing® Renaissance Advantage—Initial Class	49	(11)	38	30	(2)	28
MainStay VP Eagle Small Cap Growth—Initial Class	61	(313)	(252)	68	(350)	(282)
MainStay VP Emerging Markets Equity—Initial Class	278	(385)	(107)	265	(360)	(95)
MainStay VP Epoch U.S. Equity Yield—Initial Class	71	(532)	(461)	84	(594)	(510)
MainStay VP Epoch U.S. Small Cap—Initial Class	52	(95)	(43)	70	(94)	(24)
MainStay VP Floating Rate—Initial Class	83	(134)	(51)	178	(305)	(127)
MainStay VP Government—Initial Class	55	(113)	(58)	83	(123)	(40)
MainStay VP Growth Allocation—Initial Class	369	(240)	129	439	(173)	266
MainStay VP High Yield Corporate Bond—Initial Class	255	(239)	16	205	(270)	(65)
MainStay VP Income Builder—Initial Class	83	(184)	(101)	68	(164)	(96)
MainStay VP Indexed Bond—Initial Class	15	(1)	14	—	—	—
MainStay VP International Equity—Initial Class	93	(184)	(91)	64	(183)	(119)
MainStay VP Janus Henderson Balanced—Initial Class	183	(788)	(605)	232	(761)	(529)
MainStay VP Large Cap Growth—Initial Class	95	(304)	(209)	293	(317)	(24)
MainStay VP MFS® Utilities—Initial Class	220	(200)	20	291	(242)	49
MainStay VP Mid Cap Core—Initial Class	50	(260)	(210)	54	(281)	(227)
MainStay VP Moderate Allocation—Initial Class	160	(202)	(42)	233	(249)	(16)
MainStay VP Moderate Growth Allocation—Initial Class	274	(271)	3	409	(246)	163
MainStay VP PIMCO Real Return—Initial Class	111	(126)	(15)	108	(136)	(28)
MainStay VP S&P 500 Index—Initial Class	395	(464)	(69)	494	(817)	(323)
MainStay VP Small Cap Core—Initial Class	93	(105)	(12)	1,439	(62)	1,377
MainStay VP T. Rowe Price Equity Income—Initial Class	84	(445)	(361)	130	(584)	(454)
MainStay VP U.S. Government Money Market—Initial Class	7,814	(12,339)	(4,525)	23,942	(18,517)	5,425
MainStay VP Unconstrained Bond—Initial Class	360	(76)	284	374	(76)	298
MainStay VP VanEck Global Hard Assets—Initial Class	404	(587)	(183)	526	(589)	(63)
AB® VPS International Value Portfolio—Class A	—	—	—	—	—	—
AB® VPS Small/Mid Cap Value Portfolio—Class A	54	(49)	5	47	(69)	(22)
Alger Capital Appreciation Portfolio—Class I-2	3	(3)	—	2	(9)	(7)
American Century Investments® VP Inflation Protection Fund—Class II	3	(1)	2	1	(1)	—
American Century Investments® VP International Fund—Class II	16	(8)	8	7	(6)	1
American Century Investments® VP Value Fund—Class II	11	(10)	1	40	(9)	31
American Funds IS® Blue Chip Income and Growth Fund—Class 2	8	—	8	—	—	—
American Funds IS® Global Small Capitalization Fund—Class 2	43	(9)	34	34	(17)	17
American Funds IS® Growth Fund—Class 2	5	—	5	—	—	—
American Funds IS® New World Fund®—Class 2	204	(36)	168	216	(29)	187
BlackRock® Global Allocation V.I. Fund—Class III	308	(90)	218	316	(107)	209

NYLIAC VUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 5—Changes in Units Outstanding (in 000’s) (Continued):

	2017			2016
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
BlackRock® High Yield V.I. Fund—Class I	86	(24)	62	61	(42)	19
ClearBridge Variable Appreciation Portfolio—Class I	42	(1)	41	—	—	—
Columbia Variable Portfolio—Commodity Strategy Fund—Class 1	39	(10)	29	54	(6)	48
Columbia Variable Portfolio—Emerging Markets Bond Fund—Class 1	48	(16)	32	47	(2)	45
Columbia Variable Portfolio—Small Cap Value Fund—Class 2	1	—	1	—	(1)	(1)
Delaware VIP® Diversified Income Series—Standard Class	1	(1)	—	—	—	—
Delaware VIP® Emerging Markets Series—Standard Class	104	(28)	76	76	(38)	38
Delaware VIP® International Value Equity Series—Standard Class	—	—	—	—	(1)	(1)
Delaware VIP® Small Cap Value Series—Standard Class	117	(34)	83	92	(39)	53
Delaware VIP® Value Series—Standard Class	1	(1)	—	—	—	—
Deutsche Alternative Asset Allocation VIP—Class A	134	(9)	125	53	—	53
Deutsche Small Cap Index VIP—Class A	1	—	1	1	(1)	—
Deutsche Small Mid Cap Value VIP—Class A	27	(40)	(13)	39	(43)	(4)
DFA VA Global Bond Portfolio	1	(2)	(1)	4	(7)	(3)
DFA VA International Small Portfolio	1	(1)	—	1	(2)	(1)
DFA VA International Value Portfolio	1	(1)	—	1	(1)	—
DFA VA Short-Term Fixed Portfolio	2	(1)	1	—	—	—
DFA VA U.S. Large Value Portfolio	4	(1)	3	—	(1)	(1)
DFA VA U.S. Targeted Value Portfolio	4	(1)	3	1	(1)	—
Dreyfus IP Technology Growth Portfolio—Initial Shares	92	(68)	24	49	(106)	(57)
Dreyfus VIF Opportunistic Small Cap Portfolio—Initial Shares	3	(13)	(10)	1	(6)	(5)
Fidelity® VIP Contrafund® Portfolio—Initial Class	118	(428)	(310)	125	(581)	(456)
Fidelity® VIP Equity-Income Portfolio—Initial Class	49	(334)	(285)	114	(456)	(342)
Fidelity® VIP Freedom 2020 Portfolio—Initial Class	49	(13)	36	95	(16)	79
Fidelity® VIP Freedom 2030 Portfolio—Initial Class	54	(13)	41	62	(6)	56
Fidelity® VIP Freedom 2040 Portfolio—Initial Class	71	(15)	56	43	(19)	24
Fidelity® VIP Growth Opportunities Portfolio—Initial Class	90	(54)	36	78	(93)	(15)
Fidelity® VIP Growth Portfolio—Initial Class	6	(13)	(7)	5	(7)	(2)
Fidelity® VIP Index 500 Portfolio—Initial Class	85	(16)	69	33	(7)	26
Fidelity® VIP Investment Grade Bond Portfolio—Initial Class	7	(3)	4	6	(3)	3
Fidelity® VIP Mid Cap Portfolio—Initial Class	124	(48)	76	114	(51)	63
Fidelity® VIP Overseas Portfolio—Initial Class	15	(29)	(14)	9	(32)	(23)
Invesco V.I. American Value Fund—Series I Shares	34	(26)	8	46	(33)	13
Invesco V.I. Global Real Estate Fund—Series I Shares	1	(1)	—	1	(1)	—
Invesco V.I. International Growth Fund—Series I Shares	216	(93)	123	332	(74)	258
Janus Henderson VIT Enterprise Portfolio—Institutional Shares	11	(3)	8	10	(4)	6
Janus Henderson VIT Forty Portfolio—Institutional Shares	—	—	—	—	(1)	(1)
Janus Henderson VIT Global Research Portfolio—Institutional Shares	62	(409)	(347)	64	(360)	(296)
LVIP Baron Growth Opportunities Fund—Service Class	—	—	—	—	—	—
MFS® International Value Portfolio—Initial Class	205	(50)	155	212	(67)	145
MFS® Investors Trust Series—Initial Class	142	(18)	124	121	(12)	109
MFS® New Discovery Series—Initial Class	48	(18)	30	46	(43)	3
MFS® Research Series—Initial Class	25	(22)	3	36	(23)	13
MFS® Total Return Bond Series—Initial Class	1	—	1	—	(5)	(5)
MFS® Value Series—Initial Class	—	—	—	—	—	—

NYLIAC VUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 5—Changes in Units Outstanding (in 000’s) (Continued):

	2017			2016
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Morgan Stanley VIF Emerging Markets Debt Portfolio—Class I	—	(3)	(3)	1	(2)	(1)
Morgan Stanley VIF U.S. Real Estate Portfolio—Class I	238	(126)	112	220	(120)	100
Neuberger Berman AMT Mid Cap Growth Portfolio—Class I	235	(55)	180	191	(107)	84
PIMCO VIT Foreign Bond Portfolio (U.S. Dollar-Hedged)—Institutional Class	169	(40)	129	198	(35)	163
PIMCO VIT Global Bond Portfolio (Unhedged)—Administrative Class	—	(3)	(3)	19	(22)	(3)
PIMCO VIT Low Duration Portfolio—Administrative Class	7	(4)	3	21	(2)	19
PIMCO VIT Low Duration Portfolio—Institutional Class	58	(19)	39	74	(8)	66
PIMCO VIT Total Return Portfolio—Administrative Class	5	(24)	(19)	8	(10)	(2)
PIMCO VIT Total Return Portfolio—Institutional Class	316	(75)	241	300	(102)	198
Royce Micro-Cap Portfolio—Investment Class	—	—	—	52	(1,048)	(996)
T. Rowe Price Blue Chip Growth Portfolio	—	—	—	1	—	1
T. Rowe Price International Stock Portfolio	—	—	—	—	—	—
T. Rowe Price Limited-Term Bond Portfolio	2	(2)	—	1	(11)	(10)
T. Rowe Price New America Growth Portfolio	—	—	—	—	—	—
The Merger Fund VL	1	(1)	—	1	(1)	—
Victory VIF Diversified Stock Fund—Class A Shares	—	—	—	—	—	—
Not all investment divisions are available under all policies.

NYLIAC VUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights:

The following table presents financial highlights for each Investment Division as of December 31, 2017, 2016, 2015, 2014 and 2013:

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return¹ (Lowest to Highest)	Investment Income Ratio²
MainStay VP Absolute Return Multi-Strategy—Initial Class	2017	$7,225	863	$8.18 to $8.40	(0.9%) to (0.2%)	1.2%
	2016	5,238	624	8.26 to 8.42	(0.6%) to 0.1%	0.0%
	2015	2,655	316	8.31 to 8.41	(8.7%) to (8.0%)	0.0%
	2014	1,163	127	9.10 to 9.14	(9.0%) to (8.6%)	0.0%
MainStay VP Balanced—Initial Class	2017	$17,209	762	$16.74 to $23.33	9.3% to 10.0%	1.3%
	2016	15,666	761	15.21 to 21.21	9.5% to 10.2%	1.4%
	2015	14,037	750	13.80 to 19.24	(3.3%) to (2.6%)	1.1%
	2014	14,274	742	14.16 to 19.75	10.1% to 10.9%	0.9%
	2013	13,018	749	12.77 to 17.81	21.0% to 21.9%	1.2%
MainStay VP Bond—Initial Class	2017	$33,781	1,437	$11.53 to $29.71	3.1% to 3.8%	2.5%
	2016	32,788	1,442	11.10 to 28.81	2.8% to 3.5%	2.6%
	2015	32,758	1,481	10.72 to 28.02	(0.5%) to 0.2%	2.4%
	2014	35,546	1,605	10.70 to 28.16	5.1% to 5.8%	2.0%
	2013	35,345	1,671	10.11 to 26.80	(2.5%) to (1.8%)	1.8%
MainStay VP Common Stock—Initial Class	2017	$112,153	2,637	$27.43 to $70.94	22.0% to 22.8%	1.4%
	2016	98,677	2,831	22.44 to 58.16	8.4% to 9.1%	1.5%
	2015	97,719	3,023	20.67 to 53.67	0.1% to 0.9%	1.3%
	2014	104,022	3,214	20.59 to 53.59	13.7% to 14.5%	1.3%
	2013	97,165	3,413	18.07 to 47.12	34.7% to 35.7%	1.6%
MainStay VP Conservative Allocation—Initial Class	2017	$16,481	851	$18.66 to $20.07	10.0% to 10.8%	2.0%
	2016	16,599	948	16.96 to 18.11	5.6% to 6.4%	2.6%
	2015	16,171	980	12.07 to 17.03	(2.1%) to (1.4%)	2.2%
	2014	15,669	935	12.24 to 17.27	3.6% to 4.3%	2.4%
	2013	14,971	927	15.84 to 16.56	12.2% to 13.0%	2.5%
MainStay VP Convertible—Initial Class	2017	$52,401	1,492	$17.00 to $44.98	11.2% to 12.0%	1.7%
	2016	47,245	1,503	15.18 to 40.45	11.3% to 12.1%	3.9%
	2015	45,167	1,603	13.55 to 36.34	(2.0%) to (1.3%)	2.7%
	2014	48,846	1,702	13.73 to 37.09	7.2% to 8.0%	3.2%
	2013	46,724	1,749	12.71 to 34.59	24.5% to 25.3%	2.4%
MainStay VP Cornerstone Growth—Initial Class	2017	$202,459	6,724	$16.81 to $43.32	29.5% to 30.4%	0.3%
	2016	167,686	7,220	12.96 to 33.45	(0.3%) to 0.4%	0.2%
	2015	181,713	7,804	12.97 to 33.55	1.9% to 2.6%	0.0%
	2014	191,416	8,388	12.71 to 32.94	8.1% to 8.8%	0.6%
	2013	190,427	9,040	11.73 to 30.48	23.8% to 24.7%	0.8%
MainStay VP Cushing® Renaissance Advantage—Initial Class	2017	$828	66	$12.51 to $12.65	7.1% to 7.9%	0.0%
	2016	326	28	11.67 to 11.73	16.7% to 17.3%	0.2%

NYLIAC VUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return¹ (Lowest to Highest)	Investment Income Ratio²
MainStay VP Eagle Small Cap Growth—Initial Class	2017	$50,999	2,907	$17.24 to $17.96	22.0% to 22.8%	0.0%
	2016	45,284	3,159	14.13 to 14.62	9.2% to 10.0%	0.0%
	2015	45,017	3,441	12.94 to 13.29	(1.6%) to (0.9%)	0.0%
	2014	49,746	3,753	13.15 to 13.41	1.8% to 2.5%	0.0%
	2013	53,272	4,104	12.91 to 13.08	30.0% to 30.9%	0.1%
MainStay VP Emerging Markets Equity—Initial Class	2017	$44,162	4,190	$10.30 to $10.73	42.1% to 43.1%	1.2%
	2016	31,732	4,297	7.25 to 7.50	5.5% to 6.2%	0.5%
	2015	30,616	4,392	6.87 to 7.06	(16.8%) to (16.2%)	1.3%
	2014	38,890	4,661	8.26 to 8.42	(12.6%) to (12.0%)	1.1%
	2013	46,942	4,938	9.44 to 9.57	(6.1%) to (5.4%)	0.7%
MainStay VP Epoch U.S. Equity Yield—Initial Class	2017	$137,568	5,218	$18.44 to $29.40	17.8% to 18.7%	1.3%
	2016	126,618	5,679	15.54 to 24.78	4.2% to 4.9%	1.1%
	2015	131,940	6,189	14.82 to 23.62	(4.5%) to (3.8%)	2.7%
	2014	146,519	6,590	15.40 to 24.55	8.1% to 8.9%	1.4%
	2013	143,517	7,007	14.14 to 22.55	29.4% to 30.3%	1.6%
MainStay VP Epoch U.S. Small Cap—Initial Class	2017	$30,407	1,135	$25.80 to $27.30	15.0% to 15.8%	0.5%
	2016	27,306	1,178	22.44 to 23.57	15.4% to 16.2%	0.4%
	2015	24,031	1,202	19.45 to 20.29	(4.5%) to (3.9%)	0.5%
	2014	25,661	1,231	20.37 to 21.11	5.8% to 6.6%	0.3%
	2013	24,961	1,274	19.24 to 19.80	36.9% to 37.9%	0.7%
MainStay VP Floating Rate—Initial Class	2017	$16,320	1,044	$12.38 to $16.18	3.3% to 4.0%	4.2%
	2016	16,457	1,095	11.90 to 15.55	7.7% to 8.4%	3.9%
	2015	16,936	1,222	10.98 to 14.35	(0.3%) to 0.4%	3.9%
	2014	15,790	1,142	10.93 to 14.29	0.2% to 0.9%	3.9%
	2013	16,151	1,176	10.84 to 14.16	3.7% to 4.5%	4.2%
MainStay VP Government—Initial Class	2017	$15,601	766	$10.84 to $25.08	1.4% to 2.1%	2.7%
	2016	16,556	824	10.61 to 24.74	0.4% to 1.1%	2.3%
	2015	17,349	864	10.50 to 24.65	(0.2%) to 0.5%	2.8%
	2014	18,378	911	10.45 to 24.69	3.9% to 4.6%	3.1%
	2013	18,544	959	9.99 to 23.76	(3.1%) to (2.5%)	3.2%
MainStay VP Growth Allocation—Initial Class	2017	$76,504	3,512	$20.71 to $22.15	21.8% to 22.7%	1.0%
	2016	60,070	3,383	17.00 to 18.06	6.8% to 7.6%	1.6%
	2015	51,447	3,117	15.91 to 16.79	(3.8%) to (3.1%)	1.9%
	2014	48,088	2,822	16.54 to 17.33	4.2% to 4.9%	1.3%
	2013	43,169	2,654	15.88 to 16.52	29.9% to 30.9%	1.0%

NYLIAC VUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return¹ (Lowest to Highest)	Investment Income Ratio²
MainStay VP High Yield Corporate Bond—Initial Class	2017	$144,927	3,769	$15.62 to $51.44	6.1% to 6.9%	6.0%
	2016	136,181	3,753	14.62 to 48.48	15.4% to 16.2%	5.8%
	2015	120,357	3,818	12.58 to 42.00	(2.3%) to (1.6%)	5.9%
	2014	130,499	4,042	12.78 to 42.97	1.1% to 1.8%	5.7%
	2013	137,276	4,299	12.55 to 42.51	5.9% to 6.6%	5.5%
MainStay VP Income Builder—Initial Class	2017	$65,325	2,001	$16.25 to $44.63	11.7% to 12.5%	3.7%
	2016	61,624	2,102	14.44 to 39.94	8.5% to 9.3%	4.3%
	2015	59,648	2,198	13.21 to 36.79	(4.2%) to (3.5%)	4.7%
	2014	65,268	2,299	13.69 to 38.40	7.3% to 8.1%	5.7%
	2013	63,797	2,407	12.66 to 35.77	17.6% to 18.4%	4.5%
MainStay VP Indexed Bond—Initial Class	2017	$142	14	$10.10 to $10.15	1.0% to 1.5%	0.0%
MainStay VP International Equity—Initial Class	2017	$51,003	1,750	$14.40 to $35.81	31.7% to 32.6%	0.6%
	2016	40,594	1,841	10.86 to 27.19	(5.6%) to (4.9%)	0.8%
	2015	45,672	1,960	11.43 to 28.81	5.4% to 6.2%	1.0%
	2014	45,210	2,053	10.76 to 27.33	(3.3%) to (2.6%)	0.7%
	2013	49,146	2,168	11.05 to 28.26	14.3% to 15.1%	1.1%
MainStay VP Janus Henderson Balanced—Initial Class	2017	$140,929	8,400	$16.50 to $17.19	17.5% to 18.3%	1.8%
	2016	128,135	9,005	14.04 to 14.53	4.0% to 4.7%	1.9%
	2015	130,058	9,534	13.50 to 13.87	0.0% to 0.7%	1.9%
	2014	137,764	10,128	13.49 to 13.78	7.9% to 8.7%	1.4%
	2013	134,848	10,728	12.41 to 12.68	19.3% to 20.2%	1.5%
MainStay VP Large Cap Growth—Initial Class	2017	$60,129	2,209	$19.48 to $32.55	31.5% to 32.4%	0.0%
	2016	49,851	2,418	14.81 to 24.59	(3.0%) to (2.3%)	0.0%
	2015	51,415	2,442	15.27 to 25.16	5.4% to 6.2%	0.0%
	2014	48,109	2,433	14.48 to 23.69	9.9% to 10.6%	0.0%
	2013	45,050	2,532	13.18 to 21.42	35.5% to 36.5%	0.3%
MainStay VP MFS® Utilities—Initial Class	2017	$42,396	2,651	$15.52 to $16.17	13.9% to 14.7%	4.1%
	2016	36,712	2,631	13.63 to 14.10	10.7% to 11.4%	3.1%
	2015	32,379	2,582	12.31 to 12.65	(15.0%) to (14.4%)	4.1%
	2014	35,335	2,409	14.48 to 14.77	11.9% to 12.7%	1.8%
	2013	26,674	2,045	12.85 to 13.11	19.5% to 20.3%	2.4%
MainStay VP Mid Cap Core—Initial Class	2017	$107,400	2,479	$39.13 to $45.99	18.3% to 19.1%	1.1%
	2016	97,872	2,689	33.08 to 38.60	10.4% to 11.2%	0.8%
	2015	95,583	2,916	29.96 to 34.72	(4.4%) to (3.7%)	0.5%
	2014	105,581	3,097	31.32 to 36.05	13.6% to 14.4%	0.5%
	2013	99,607	3,338	27.58 to 31.52	41.2% to 42.2%	1.0%

NYLIAC VUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return¹ (Lowest to Highest)	Investment Income Ratio²
MainStay VP Moderate Allocation—Initial Class	2017	$49,419	2,398	$15.58 to $21.33	14.2% to 15.0%	1.7%
	2016	43,873	2,440	13.55 to 18.55	5.7% to 6.4%	2.2%
	2015	41,551	2,456	12.74 to 17.43	(2.3%) to (1.6%)	2.4%
	2014	41,706	2,420	12.94 to 17.72	3.9% to 4.6%	2.3%
	2013	37,869	2,297	16.10 to 16.94	18.3% to 19.1%	2.0%
MainStay VP Moderate Growth Allocation—Initial Class	2017	$90,089	4,144	$17.06 to $22.29	17.8% to 18.6%	1.5%
	2016	76,025	4,141	14.38 to 18.79	6.8% to 7.6%	2.1%
	2015	68,000	3,978	13.37 to 17.47	(3.0%) to (2.4%)	2.4%
	2014	66,849	3,814	13.69 to 17.89	3.9% to 4.6%	1.9%
	2013	58,341	3,478	13.09 to 17.11	25.0% to 25.9%	1.3%
MainStay VP PIMCO Real Return—Initial Class	2017	$8,598	829	$10.06 to $10.48	2.7% to 3.5%	1.7%
	2016	8,458	844	9.79 to 10.13	4.6% to 5.3%	1.7%
	2015	8,313	872	9.37 to 9.62	(3.1%) to (2.4%)	4.4%
	2014	9,465	967	9.66 to 9.86	1.8% to 2.5%	0.9%
	2013	9,673	1,011	9.49 to 9.62	(9.7%) to (9.1%)	1.1%
MainStay VP S&P 500 Index—Initial Class	2017	$378,353	9,532	$25.82 to $76.65	20.6% to 21.5%	1.4%
	2016	317,932	9,601	21.36 to 63.53	10.8% to 11.6%	1.6%
	2015	296,799	9,924	19.23 to 57.32	0.4% to 1.1%	1.4%
	2014	304,363	10,223	19.12 to 57.09	12.6% to 13.3%	1.4%
	2013	284,196	10,730	16.95 to 50.72	31.1% to 32.0%	1.6%
MainStay VP Small Cap Core—Initial Class	2017	$18,481	1,365	$13.42 to $13.57	13.1% to 13.9%	0.0%
	2016	16,391	1,377	11.86 to 11.91	18.6% to 19.1%	0.3%
MainStay VP T. Rowe Price Equity Income—Initial Class	2017	$79,799	4,160	$18.72 to $19.50	15.4% to 16.2%	2.1%
	2016	74,834	4,521	16.22 to 16.78	18.0% to 18.8%	1.9%
	2015	69,488	4,975	13.75 to 14.12	(7.4%) to (6.8%)	1.7%
	2014	78,796	5,245	14.85 to 15.15	7.0% to 7.7%	1.4%
	2013	77,339	5,532	13.88 to 14.06	29.5% to 30.4%	1.3%
MainStay VP U.S. Government Money Market—Initial Class	2017	$44,892	35,173	$1.00 to $1.49	0.0% to 0.0%	0.4%
	2016	50,554	39,698	1.00 to 1.49	(0.7%) to 0.0%	0.0%
	2015	42,815	34,273	1.00 to 1.50	(0.7%) to 0.0%	0.0%
	2014	41,076	32,539	1.00 to 1.51	(0.7%) to 0.0%	0.0%
	2013	43,128	33,929	1.00 to 1.52	(0.7%) to 0.0%	0.0%
MainStay VP Unconstrained Bond—Initial Class	2017	$17,394	1,397	$12.05 to $12.54	4.1% to 4.8%	3.2%
	2016	13,233	1,113	11.58 to 11.96	6.8% to 7.5%	3.6%
	2015	9,015	815	10.84 to 11.13	(3.1%) to (2.4%)	3.6%
	2014	6,121	540	11.19 to 11.40	1.2% to 1.9%	3.9%
	2013	3,240	291	11.06 to 11.19	3.4% to 4.2%	4.8%

NYLIAC VUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return¹ (Lowest to Highest)	Investment Income Ratio²
MainStay VP VanEck Global Hard Assets—Initial Class	2017	$34,026	4,406	$7.49 to $7.81	(1.4%) to (0.7%)	0.0%
	2016	35,725	4,589	7.60 to 7.86	42.3% to 43.3%	0.6%
	2015	25,314	4,652	5.34 to 5.48	(33.4%) to (33.0%)	0.4%
	2014	37,010	4,553	8.02 to 8.18	(19.4%) to (18.8%)	0.4%
	2013	45,772	4,562	9.95 to 10.08	10.2% to 11.0%	1.1%
AB® VPS International Value Portfolio—Class A	2017	$—	—	$12.99 to $12.99	25.4% to 25.4%	6.7%
	2016	—	—	10.36 to 10.36	(0.5%) to (0.5%)	0.1%
	2015	—	—	10.41 to 10.41	2.6% to 2.6%	2.5%
	2014	—	—	10.14 to 10.14	(6.2%) to (6.2%)	3.6%
	2013	—	—	10.82 to 10.82	23.0% to 23.0%	5.7%
AB® VPS Small/Mid Cap Value Portfolio—Class A	2017	$11,673	475	$22.99 to $25.29	12.4% to 13.1%	0.5%
	2016	10,224	470	20.47 to 22.35	24.2% to 25.1%	0.6%
	2015	8,544	492	16.48 to 17.87	(6.1%) to (5.5%)	0.8%
	2014	8,837	480	17.55 to 18.91	8.4% to 9.2%	0.7%
	2013	7,846	465	16.19 to 17.31	37.1% to 38.1%	0.6%
Alger Capital Appreciation Portfolio—Class I-2	2017	$1,949	36	$23.71 to $56.39	31.1% to 31.1%	0.2%
	2016	1,506	36	18.09 to 43.02	0.5% to 0.5%	0.2%
	2015	1,772	43	18.00 to 42.81	6.2% to 6.2%	0.1%
	2014	1,700	46	16.95 to 40.31	13.8% to 13.8%	0.1%
	2013	1,360	40	14.90 to 35.44	35.2% to 35.2%	0.3%
American Century Investments® VP Inflation Protection Fund—Class II	2017	$314	20	$12.16 to $16.04	3.7% to 3.7%	2.7%
	2016	266	18	11.73 to 15.47	4.4% to 4.4%	1.8%
	2015	258	18	11.24 to 14.82	(2.5%) to (2.5%)	2.0%
	2014	285	19	11.52 to 15.19	3.3% to 3.3%	1.3%
	2013	264	18	11.15 to 14.71	(8.5%) to (8.5%)	1.6%
American Century Investments® VP International Fund—Class II	2017	$2,987	103	$29.02 to $29.02	30.9% to 30.9%	0.7%
	2016	2,099	95	22.16 to 22.16	(5.6%) to (5.6%)	0.9%
	2015	2,215	94	23.47 to 23.47	0.5% to 0.5%	0.2%
	2014	1,955	84	23.35 to 23.35	(5.7%) to (5.7%)	1.5%
	2013	2,232	90	24.75 to 24.75	22.3% to 22.3%	1.5%
American Century Investments® VP Value Fund—Class II	2017	$3,642	100	$36.27 to $36.27	8.6% to 8.6%	1.5%
	2016	3,307	99	33.41 to 33.41	20.3% to 20.3%	1.6%
	2015	1,892	68	27.77 to 27.77	(4.0%) to (4.0%)	2.0%
	2014	1,961	68	28.94 to 28.94	12.9% to 12.9%	1.4%
	2013	1,860	73	25.63 to 25.63	31.5% to 31.5%	1.5%
American Funds IS® Blue Chip Income and Growth Fund—Class 2	2017	$80	8	$10.60 to $10.61	6.0% to 6.1%	2.0%

NYLIAC VUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return¹ (Lowest to Highest)	Investment Income Ratio²
American Funds IS® Global Small Capitalization Fund—Class 2	2017	$951	80	$11.74 to $11.96	25.0% to 25.9%	0.4%
	2016	437	46	9.39 to 9.50	1.4% to 2.1%	0.6%
	2015	270	29	9.26 to 9.31	(7.4%) to (6.9%)	0.0%
American Funds IS® Growth Fund—Class 2	2017	$54	5	$10.23 to $10.23	2.3% to 2.3%	0.2%
American Funds IS® New World Fund®—Class 2	2017	$8,692	714	$11.92 to $12.23	28.5% to 29.4%	1.0%
	2016	5,142	546	9.27 to 9.45	4.5% to 5.3%	0.9%
	2015	3,217	359	8.87 to 8.98	(3.8%) to (3.1%)	0.6%
	2014	1,175	127	9.23 to 9.27	(7.7%) to (7.3%)	1.7%
BlackRock® Global Allocation V.I. Fund—Class III	2017	$18,301	1,323	$13.48 to $14.03	12.9% to 13.7%	1.4%
	2016	13,465	1,105	11.94 to 12.33	3.1% to 3.8%	1.4%
	2015	10,539	896	11.58 to 11.88	(1.7%) to (1.0%)	1.1%
	2014	8,899	748	11.78 to 12.00	1.2% to 1.9%	2.4%
	2013	6,714	575	11.64 to 11.78	13.8% to 14.4%	1.3%
BlackRock® High Yield V.I. Fund—Class I	2017	$2,562	222	$11.34 to $11.63	6.6% to 7.3%	5.1%
	2016	1,722	160	10.64 to 10.84	12.2% to 12.9%	5.4%
	2015	1,342	141	9.48 to 9.60	(4.2%) to (3.6%)	5.0%
	2014	577	58	9.91 to 9.95	(0.9%) to (0.5%)	3.1%
ClearBridge Variable Appreciation Portfolio— Class I	2017	$463	41	$11.14 to $11.19	11.4% to 11.9%	0.0%
Columbia Variable Portfolio—Commodity Strategy Fund—Class 1	2017	$714	82	$8.59 to $8.76	1.1% to 1.8%	6.2%
	2016	457	53	8.50 to 8.60	12.0% to 12.8%	0.0%
	2015	40	5	7.59 to 7.62	(24.1%) to (23.8%)	0.0%
Columbia Variable Portfolio—Emerging Markets Bond Fund—Class 1	2017	$928	79	$11.64 to $11.86	11.1% to 11.9%	4.5%
	2016	495	47	10.48 to 10.60	10.6% to 11.3%	2.7%
	2015	19	2	9.48 to 9.52	(5.2%) to (4.8%)	0.0%
Columbia Variable Portfolio—Small Cap Value Fund—Class 2	2017	$31	2	$19.77 to $19.77	14.0% to 14.0%	0.3%
	2016	26	1	17.34 to 17.34	32.7% to 32.7%	0.4%
	2015	22	2	13.07 to 13.07	(6.3%) to (6.3%)	0.6%
	2014	19	1	13.95 to 13.95	3.1% to 3.1%	0.4%
	2013	8	1	13.53 to 13.53	34.0% to 34.0%	1.3%
Delaware VIP® Diversified Income Series—Standard Class	2017	$53	4	$12.78 to $12.78	5.2% to 5.2%	2.7%
	2016	51	4	12.14 to 12.14	3.5% to 3.5%	3.4%
	2015	43	4	11.73 to 11.73	(1.1%) to (1.1%)	3.3%
	2014	90	8	11.86 to 11.86	5.3% to 5.3%	1.8%
	2013	44	4	11.26 to 11.26	(1.3%) to (1.3%)	2.2%

NYLIAC VUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return¹ (Lowest to Highest)	Investment Income Ratio²
Delaware VIP® Emerging Markets Series—Standard Class	2017	$4,529	303	$12.94 to $15.17	39.6% to 40.6%	0.5%
	2016	2,426	227	9.20 to 10.79	13.1% to 13.9%	1.0%
	2015	1,778	189	8.08 to 9.47	(15.1%) to (14.5%)	0.8%
	2014	1,645	150	9.45 to 11.08	(8.7%) to (8.1%)	0.6%
	2013	966	82	10.28 to 12.05	9.4% to 10.1%	1.1%
Delaware VIP® International Value Equity Series—Standard Class	2017	$2	—	$13.36 to $13.36	22.5% to 22.5%	1.5%
	2016	1	—	10.90 to 10.90	4.2% to 4.2%	2.8%
	2015	12	1	10.47 to 10.47	0.5% to 0.5%	1.9%
	2014	11	1	10.42 to 10.42	(8.7%) to (8.7%)	1.5%
	2013	14	1	11.40 to 11.40	22.8% to 22.8%	0.6%
Delaware VIP® Small Cap Value Series—Standard Class	2017	$9,433	467	$19.65 to $20.84	11.3% to 12.0%	0.8%
	2016	6,928	384	17.66 to 18.60	30.5% to 31.4%	0.9%
	2015	4,551	331	13.54 to 14.15	(6.9%) to (6.2%)	0.7%
	2014	4,303	293	14.54 to 15.09	5.1% to 5.9%	0.5%
	2013	2,804	201	13.83 to 14.26	32.6% to 33.5%	0.4%
Delaware VIP® Value Series—Standard Class	2017	$79	3	$23.77 to $23.77	13.8% to 13.8%	1.7%
	2016	66	3	20.89 to 20.89	14.6% to 14.6%	1.9%
	2015	50	3	18.22 to 18.22	(0.4%) to (0.4%)	1.8%
	2014	53	3	18.30 to 18.30	14.0% to 14.0%	1.8%
	2013	66	4	16.05 to 16.05	33.7% to 33.7%	1.6%
Deutsche Alternative Asset Allocation VIP—Class A	2017	$1,941	178	$10.78 to $10.90	6.7% to 7.4%	1.6%
	2016	535	53	10.10 to 10.15	1.0% to 1.5%	0.0%
Deutsche Small Cap Index VIP—Class A	2017	$32	2	$20.30 to $20.30	14.3% to 14.3%	0.9%
	2016	24	1	17.76 to 17.76	21.0% to 21.0%	1.2%
	2015	19	1	14.67 to 14.67	(4.6%) to (4.6%)	1.8%
	2014	28	2	15.38 to 15.38	4.7% to 4.7%	1.0%
	2013	28	2	14.68 to 14.68	38.6% to 38.6%	1.6%
Deutsche Small Mid Cap Value VIP—Class A	2017	$4,844	231	$19.92 to $21.31	9.8% to 10.5%	0.7%
	2016	4,641	244	18.15 to 19.28	16.1% to 16.9%	0.6%
	2015	4,040	248	15.64 to 16.49	(2.6%) to (1.9%)	0.3%
	2014	4,151	250	16.05 to 16.81	4.8% to 5.5%	0.8%
	2013	3,861	245	15.32 to 15.93	34.3% to 35.2%	1.1%
DFA VA Global Bond Portfolio	2017	$28	3	$11.12 to $11.12	2.1% to 2.1%	1.8%
	2016	41	4	10.89 to 10.89	1.7% to 1.7%	1.1%
	2015	79	7	10.71 to 10.71	1.5% to 1.5%	3.1%
	2014	19	2	10.54 to 10.54	2.9% to 2.9%	4.4%
	2013	5	—	10.25 to 10.25	(0.4%) to (0.4%)	0.6%

NYLIAC VUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return¹ (Lowest to Highest)	Investment Income Ratio²
DFA VA International Small Portfolio	2017	$60	3	$18.38 to $18.38	29.9% to 29.9%	2.5%
	2016	41	3	14.15 to 14.15	6.2% to 6.2%	2.2%
	2015	59	4	13.32 to 13.32	5.8% to 5.8%	2.2%
	2014	41	3	12.59 to 12.59	(5.8%) to (5.8%)	2.5%
	2013	60	4	13.36 to 13.36	27.1% to 27.1%	4.3%
DFA VA International Value Portfolio	2017	$83	5	$15.68 to $15.68	25.8% to 25.8%	2.9%
	2016	61	5	12.46 to 12.46	9.1% to 9.1%	3.5%
	2015	54	5	11.42 to 11.42	(7.0%) to (7.0%)	3.3%
	2014	50	4	12.27 to 12.27	(7.2%) to (7.2%)	4.7%
	2013	33	2	13.22 to 13.22	21.7% to 21.7%	3.4%
DFA VA Short-Term Fixed Portfolio	2017	$58	6	$10.27 to $10.27	0.8% to 0.8%	1.1%
	2016	56	5	10.19 to 10.19	0.8% to 0.8%	0.7%
	2015	46	5	10.11 to 10.11	0.3% to 0.3%	0.3%
	2014	42	4	10.08 to 10.08	0.1% to 0.1%	0.3%
	2013	25	2	10.06 to 10.06	0.3% to 0.3%	0.3%
DFA VA U.S. Large Value Portfolio	2017	$198	9	$22.89 to $22.89	19.1% to 19.1%	2.1%
	2016	124	6	19.23 to 19.23	18.9% to 18.9%	2.0%
	2015	106	7	16.17 to 16.17	(3.4%) to (3.4%)	2.2%
	2014	93	6	16.74 to 16.74	9.1% to 9.1%	2.1%
	2013	71	5	15.35 to 15.35	40.8% to 40.8%	1.8%
DFA VA U.S. Targeted Value Portfolio	2017	$166	8	$21.60 to $21.60	9.8% to 9.8%	1.4%
	2016	95	5	19.68 to 19.68	27.5% to 27.5%	1.1%
	2015	73	5	15.44 to 15.44	(5.2%) to (5.2%)	1.3%
	2014	69	4	16.29 to 16.29	3.7% to 3.7%	0.9%
	2013	78	5	15.71 to 15.71	44.6% to 44.6%	1.2%
Dreyfus IP Technology Growth Portfolio—Initial Shares	2017	$29,004	783	$28.81 to $41.79	41.6% to 42.6%	0.0%
	2016	19,708	759	20.34 to 29.30	4.0% to 4.7%	0.0%
	2015	19,902	816	19.56 to 27.98	5.4% to 6.2%	0.0%
	2014	18,854	822	18.56 to 26.35	6.1% to 6.8%	0.0%
	2013	18,018	842	17.49 to 24.67	31.9% to 32.8%	0.0%
Dreyfus VIF Opportunistic Small Cap Portfolio—Initial Shares	2017	$3,168	99	$31.98 to $31.98	24.7% to 24.7%	0.0%
	2016	2,794	109	25.65 to 25.65	17.1% to 17.1%	0.0%
	2015	2,488	114	21.91 to 21.91	(2.3%) to (2.3%)	0.0%
	2014	2,573	115	22.42 to 22.42	1.6% to 1.6%	0.0%
	2013	2,542	115	22.07 to 22.07	48.5% to 48.5%	0.0%

NYLIAC VUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return¹ (Lowest to Highest)	Investment Income Ratio²
Fidelity® VIP Contrafund® Portfolio—Initial Class	2017	$249,604	5,586	$20.85 to $61.55	21.0% to 21.9%	1.0%
	2016	217,122	5,896	17.11 to 50.86	7.3% to 8.0%	0.8%
	2015	217,756	6,352	15.84 to 47.42	(0.0%) to 0.7%	1.0%
	2014	228,027	6,659	15.73 to 47.43	11.2% to 11.9%	1.0%
	2013	214,535	6,969	14.06 to 42.67	30.4% to 31.3%	1.1%
Fidelity® VIP Equity-Income Portfolio—Initial Class	2017	$74,910	2,345	$19.84 to $39.76	12.1% to 12.9%	1.7%
	2016	74,483	2,630	17.58 to 35.47	17.2% to 18.0%	2.2%
	2015	71,768	2,972	14.89 to 30.26	(4.6%) to (4.0%)	3.2%
	2014	77,772	3,073	15.51 to 31.73	8.0% to 8.7%	2.8%
	2013	75,904	3,239	14.26 to 29.39	27.3% to 28.1%	2.6%
Fidelity® VIP Freedom 2020 Portfolio—Initial Class	2017	$2,288	166	$13.63 to $14.08	15.8% to 16.6%	1.8%
	2016	1,539	130	11.77 to 12.07	5.4% to 6.1%	1.8%
	2015	579	51	11.17 to 11.38	(1.0%) to (0.3%)	2.4%
	2014	436	38	11.27 to 11.41	4.1% to 4.8%	2.3%
	2013	124	11	10.83 to 10.88	8.3% to 8.8%	2.0%
Fidelity® VIP Freedom 2030 Portfolio—Initial Class	2017	$2,309	154	$14.70 to $15.19	20.1% to 21.0%	1.6%
	2016	1,410	113	12.24 to 12.56	5.9% to 6.6%	2.2%
	2015	671	57	11.56 to 11.78	(0.9%) to (0.2%)	2.0%
	2014	487	42	11.67 to 11.81	4.2% to 5.0%	2.0%
	2013	153	14	11.20 to 11.25	12.0% to 12.5%	2.8%
Fidelity® VIP Freedom 2040 Portfolio—Initial Class	2017	$2,860	182	$15.33 to $15.84	22.7% to 23.6%	1.5%
	2016	1,611	126	12.49 to 12.81	6.1% to 6.8%	1.5%
	2015	1,223	102	11.77 to 11.99	(1.0%) to (0.3%)	2.1%
	2014	675	56	11.89 to 12.03	4.2% to 4.9%	1.7%
	2013	247	22	11.41 to 11.46	14.1% to 14.6%	1.4%
Fidelity® VIP Growth Opportunities Portfolio—Initial Class	2017	$3,432	213	$15.83 to $16.24	33.6% to 34.5%	0.3%
	2016	2,120	177	11.85 to 12.07	(0.4%) to 0.3%	0.3%
	2015	2,295	192	11.89 to 12.03	4.9% to 5.6%	0.3%
	2014	255	22	11.34 to 11.39	13.4% to 13.9%	0.4%
Fidelity® VIP Growth Portfolio—Initial Class	2017	$7,334	255	$28.79 to $28.79	35.1% to 35.1%	0.2%
	2016	5,582	262	21.31 to 21.31	0.8% to 0.8%	0.0%
	2015	5,572	264	21.14 to 21.14	7.2% to 7.2%	0.3%
	2014	5,209	264	19.72 to 19.72	11.3% to 11.3%	0.2%
	2013	4,811	272	17.72 to 17.72	36.3% to 36.3%	0.3%
Fidelity® VIP Index 500 Portfolio—Initial Class	2017	$22,210	719	$23.14 to $31.00	21.7% to 21.7%	1.8%
	2016	16,534	650	19.01 to 25.47	11.9% to 11.9%	1.5%
	2015	14,187	624	17.00 to 22.77	1.3% to 1.3%	2.1%
	2014	13,300	593	16.77 to 22.47	13.6% to 13.6%	1.6%
	2013	12,572	637	14.77 to 19.78	32.2% to 32.2%	1.8%

NYLIAC VUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return¹ (Lowest to Highest)	Investment Income Ratio²
Fidelity® VIP Investment Grade Bond Portfolio—Initial Class	2017	$1,199	66	$12.87 to $19.24	4.2% to 4.2%	2.4%
	2016	1,094	62	12.35 to 18.47	4.7% to 4.7%	2.4%
	2015	1,025	59	11.79 to 17.63	(0.6%) to (0.6%)	2.5%
	2014	1,220	70	11.86 to 17.74	5.8% to 5.8%	2.5%
	2013	1,025	63	11.21 to 16.76	(1.8%) to (1.8%)	2.5%
Fidelity® VIP Mid Cap Portfolio—Initial Class	2017	$14,154	594	$16.93 to $53.91	20.0% to 20.8%	0.7%
	2016	10,970	518	14.12 to 44.63	11.5% to 12.2%	0.5%
	2015	9,295	455	12.66 to 39.76	(2.1%) to (1.4%)	0.5%
	2014	8,039	342	12.93 to 40.32	5.5% to 6.3%	0.3%
	2013	5,925	200	12.25 to 37.94	22.5% to 36.2%	0.5%
Fidelity® VIP Overseas Portfolio—Initial Class	2017	$7,034	269	$14.80 to $26.16	30.3% to 30.3%	1.4%
	2016	5,680	283	11.36 to 20.08	(5.1%) to (5.1%)	1.4%
	2015	6,463	306	11.96 to 21.15	3.6% to 3.6%	1.4%
	2014	5,887	289	11.54 to 20.41	(8.1%) to (8.1%)	1.3%
	2013	6,653	300	12.56 to 22.20	30.4% to 30.4%	1.4%
Invesco V.I. American Value Fund—Series I Shares	2017	$3,466	193	$17.42 to $18.91	9.2% to 10.0%	0.8%
	2016	3,024	185	15.95 to 17.19	14.7% to 15.5%	0.4%
	2015	2,439	172	13.91 to 14.89	(9.8%) to (9.1%)	0.4%
	2014	1,916	123	15.41 to 16.38	9.0% to 9.8%	0.5%
	2013	983	69	14.14 to 14.93	33.3% to 34.3%	0.8%
Invesco V.I. Global Real Estate Fund—Series I Shares	2017	$24	2	$15.79 to $15.79	13.0% to 13.0%	3.2%
	2016	29	2	13.97 to 13.97	2.0% to 2.0%	1.6%
	2015	32	2	13.69 to 13.69	(1.5%) to (1.5%)	3.1%
	2014	38	3	13.90 to 13.90	14.6% to 14.6%	1.5%
	2013	35	3	12.12 to 12.12	2.7% to 2.7%	4.1%
Invesco V.I. International Growth Fund—Series I Shares	2017	$19,845	1,364	$13.44 to $15.17	22.1% to 23.0%	1.5%
	2016	14,658	1,241	11.01 to 12.33	(1.1%) to (0.5%)	1.5%
	2015	11,637	983	11.13 to 12.39	(3.0%) to (2.3%)	1.5%
	2014	10,416	859	11.48 to 12.68	(0.4%) to (0.3%)	1.6%
	2013	8,723	722	11.52 to 12.64	18.2% to 19.0%	1.3%
Janus Henderson VIT Enterprise Portfolio—Institutional Shares	2017	$1,589	35	$10.21 to $51.49	2.1% to 27.4%	0.2%
	2016	1,099	27	18.86 to 40.41	12.4% to 12.4%	0.2%
	2015	734	21	16.78 to 35.97	4.0% to 4.0%	0.7%
	2014	532	16	16.13 to 34.57	12.5% to 12.5%	0.2%
	2013	522	18	14.34 to 30.73	32.4% to 32.4%	0.5%

NYLIAC VUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return¹ (Lowest to Highest)	Investment Income Ratio²
Janus Henderson VIT Forty Portfolio—Institutional Shares	2017	$17	1	$23.68 to $23.68	30.3% to 30.3%	0.0%
	2016	15	1	18.17 to 18.17	2.2% to 2.2%	0.0%
	2015	34	2	17.78 to 17.78	12.2% to 12.2%	0.0%
	2014	13	1	15.85 to 15.85	8.7% to 8.7%	0.1%
	2013	23	2	14.57 to 14.57	31.2% to 31.2%	0.7%
Janus Henderson VIT Global Research Portfolio—Institutional Shares	2017	$98,312	4,293	$17.89 to $31.92	26.1% to 27.0%	0.8%
	2016	83,865	4,640	14.16 to 25.31	1.4% to 2.1%	1.1%
	2015	87,916	4,936	13.94 to 24.97	(3.0%) to (2.3%)	0.7%
	2014	94,490	5,163	14.34 to 25.73	6.7% to 7.4%	1.1%
	2013	94,077	5,508	13.41 to 24.12	27.5% to 28.4%	1.2%
LVIP Baron Growth Opportunities Fund—Service Class	2017	$16	1	$21.79 to $21.79	27.2% to 27.2%	0.0%
	2016	13	1	17.13 to 17.13	5.6% to 5.6%	0.5%
	2015	10	1	16.22 to 16.22	(4.8%) to (4.8%)	0.0%
	2014	9	1	17.04 to 17.04	4.9% to 4.9%	0.2%
	2013	10	1	16.25 to 16.25	40.1% to 40.1%	0.4%
MFS® International Value Portfolio—Initial Class	2017	$14,042	733	$18.65 to $20.47	26.3% to 27.1%	1.5%
	2016	8,726	578	14.77 to 16.10	3.3% to 4.1%	1.4%
	2015	6,277	433	14.30 to 15.48	5.9% to 6.7%	2.0%
	2014	4,431	325	13.50 to 14.51	0.6% to 1.3%	2.0%
	2013	2,955	219	13.41 to 14.32	27.0% to 27.9%	1.9%
MFS® Investors Trust Series—Initial Class	2017	$5,717	384	$14.38 to $31.01	22.5% to 23.3%	0.8%
	2016	3,168	260	11.74 to 25.14	7.8% to 8.6%	0.9%
	2015	1,787	151	10.89 to 23.16	(0.5%) to 0.2%	1.1%
	2014	615	44	10.94 to 23.10	9.4% to 11.0%	1.0%
	2013	224	11	20.81 to 20.81	32.1% to 32.1%	1.1%
MFS® New Discovery Series—Initial Class	2017	$6,668	286	$17.82 to $35.80	25.8% to 26.7%	0.0%
	2016	4,840	256	14.17 to 28.27	8.3% to 9.1%	0.0%
	2015	4,465	253	13.07 to 25.92	(2.6%) to (1.9%)	0.0%
	2014	5,283	297	13.32 to 26.42	(7.9%) to (7.3%)	0.0%
	2013	5,847	304	14.37 to 28.49	40.5% to 41.5%	0.0%
MFS® Research Series—Initial Class	2017	$1,772	87	$19.63 to $27.75	22.5% to 23.4%	1.3%
	2016	1,392	84	16.02 to 22.49	8.0% to 8.7%	0.9%
	2015	1,103	71	14.84 to 20.69	0.1% to 0.8%	0.7%
	2014	1,009	65	14.82 to 20.52	9.4% to 10.2%	0.8%
	2013	795	55	13.54 to 18.62	31.4% to 32.3%	0.3%

NYLIAC VUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return¹ (Lowest to Highest)	Investment Income Ratio²
MFS® Total Return Bond Series—Initial Class	2017	$23	2	$13.05 to $13.05	4.5% to 4.5%	3.5%
	2016	19	1	12.49 to 12.49	4.2% to 4.2%	1.9%
	2015	71	6	11.99 to 11.99	(0.3%) to (0.3%)	0.8%
	2014	85	7	12.02 to 12.02	5.8% to 5.8%	1.2%
	2013	8	1	11.36 to 11.36	(1.0%) to (1.0%)	1.3%
MFS® Value Series—Initial Class	2017	$9	—	$22.05 to $22.05	17.7% to 17.7%	2.0%
	2016	6	—	18.74 to 18.74	14.1% to 14.1%	2.3%
	2015	6	—	16.43 to 16.43	(0.7%) to (0.7%)	2.4%
	2014	5	—	16.55 to 16.55	10.5% to 10.5%	1.6%
	2013	3	—	14.98 to 14.98	35.9% to 35.9%	1.3%
Morgan Stanley VIF Emerging Markets Debt Portfolio—Class I	2017	$504	18	$27.58 to $27.58	9.7% to 9.7%	5.3%
	2016	518	21	25.14 to 25.14	10.6% to 10.6%	5.4%
	2015	502	22	22.74 to 22.74	(1.1%) to (1.1%)	5.4%
	2014	580	25	23.00 to 23.00	2.9% to 2.9%	5.6%
	2013	781	35	22.34 to 22.34	(8.7%) to (8.7%)	4.3%
Morgan Stanley VIF U.S. Real Estate Portfolio—Class I	2017	$24,019	1,353	$15.95 to $41.54	2.4% to 3.1%	1.5%
	2016	21,537	1,241	15.58 to 40.29	6.1% to 6.8%	1.3%
	2015	18,669	1,141	14.69 to 37.72	1.5% to 2.2%	1.3%
	2014	19,165	1,197	14.48 to 36.92	28.8% to 29.7%	1.4%
	2013	12,109	970	11.24 to 28.46	1.3% to 2.1%	1.1%
Neuberger Berman AMT Mid Cap Growth Portfolio—Class I	2017	$13,237	693	$17.63 to $39.79	24.4% to 25.3%	0.0%
	2016	7,975	513	14.17 to 31.76	3.7% to 4.4%	0.0%
	2015	6,447	429	13.67 to 30.42	0.6% to 1.3%	0.0%
	2014	2,843	174	13.59 to 30.04	6.8% to 7.6%	0.0%
	2013	2,289	145	12.73 to 27.92	31.7% to 32.6%	0.0%
PIMCO VIT Foreign Bond Portfolio (U.S. Dollar-Hedged)—Institutional Class	2017	$6,486	550	$11.56 to $11.86	2.2% to 2.9%	5.5%
	2016	4,826	421	11.31 to 11.52	5.9% to 6.6%	1.7%
	2015	2,781	258	10.68 to 10.81	(0.3%) to 0.4%	4.0%
	2014	844	79	10.71 to 10.76	7.1% to 7.6%	1.1%
PIMCO VIT Global Bond Portfolio (Unhedged)—Administrative Class	2017	$163	9	$17.44 to $17.44	8.6% to 8.6%	1.9%
	2016	185	12	16.06 to 16.06	4.0% to 4.0%	1.6%
	2015	231	15	15.43 to 15.43	(4.0%) to (4.0%)	1.8%
	2014	294	18	16.08 to 16.08	2.3% to 2.3%	2.5%
	2013	317	20	15.72 to 15.72	(8.5%) to (8.5%)	1.0%

NYLIAC VUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return¹ (Lowest to Highest)	Investment Income Ratio²
PIMCO VIT Low Duration Portfolio—Administrative Class	2017	$651	49	$13.23 to $13.23	1.3% to 1.3%	1.3%
	2016	599	46	13.06 to 13.06	1.4% to 1.4%	1.5%
	2015	346	27	12.88 to 12.88	0.3% to 0.3%	3.4%
	2014	353	28	12.84 to 12.84	0.9% to 0.9%	1.1%
	2013	361	28	12.73 to 12.73	(0.1%) to (0.1%)	1.5%
PIMCO VIT Low Duration Portfolio—Institutional Class	2017	$1,072	105	$10.11 to $10.23	0.8% to 1.5%	1.4%
	2016	659	66	10.03 to 10.08	0.3% to 0.8%	0.9%
PIMCO VIT Total Return Portfolio—Administrative Class	2017	$1,462	83	$12.62 to $18.21	4.9% to 4.9%	2.0%
	2016	1,721	102	12.03 to 17.36	2.7% to 2.7%	2.1%
	2015	1,722	104	11.71 to 16.91	0.5% to 0.5%	4.9%
	2014	2,018	122	11.66 to 16.83	4.3% to 4.3%	2.2%
	2013	2,049	129	11.18 to 16.14	(2.0%) to (2.0%)	2.2%
PIMCO VIT Total Return Portfolio—Institutional Class	2017	$7,760	702	$10.85 to $11.14	4.3% to 5.1%	2.1%
	2016	4,858	461	10.40 to 10.60	2.1% to 2.8%	2.2%
	2015	2,702	263	10.19 to 10.31	(0.1%) to 0.6%	5.9%
	2014	559	55	10.20 to 10.24	2.0% to 2.4%	2.2%
Royce Micro-Cap Portfolio—Investment Class	2017	$—	—	$—	—	—
	2016	—	—	—	—	—
	2015	14,148	996	13.60 to 14.46	(13.1%) to (12.5%)	0.0%
	2014	16,955	1,045	15.64 to 16.51	(4.3%) to (3.6%)	0.0%
	2013	18,040	1,071	16.34 to 17.13	20.1% to 21.0%	0.5%
T. Rowe Price Blue Chip Growth Portfolio	2017	$73	3	$26.19 to $26.19	36.2% to 36.2%	0.0%
	2016	56	3	19.23 to 19.23	0.8% to 0.8%	0.0%
	2015	47	2	19.08 to 19.08	11.1% to 11.1%	0.0%
	2014	40	2	17.18 to 17.18	9.2% to 9.2%	0.0%
	2013	40	3	15.74 to 15.74	41.2% to 41.2%	0.0%
T. Rowe Price International Stock Portfolio	2017	$26	2	$14.92 to $14.92	27.9% to 27.9%	1.1%
	2016	20	2	11.67 to 11.67	2.1% to 2.1%	1.1%
	2015	21	2	11.43 to 11.43	(0.9%) to (0.9%)	1.0%
	2014	19	2	11.53 to 11.53	(1.2%) to (1.2%)	0.8%
	2013	26	2	11.67 to 11.67	14.1% to 14.1%	1.0%
T. Rowe Price Limited-Term Bond Portfolio	2017	$386	27	$10.79 to $14.53	1.1% to 1.1%	1.5%
	2016	381	27	10.68 to 14.38	1.4% to 1.4%	1.4%
	2015	507	37	10.53 to 14.19	0.3% to 0.3%	1.1%
	2014	604	43	10.50 to 14.14	0.6% to 0.6%	1.2%
	2013	450	33	10.43 to 14.05	0.1% to 0.1%	1.6%

NYLIAC VUL Separate Account-I
Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return¹ (Lowest to Highest)	Investment Income Ratio²
T. Rowe Price New America Growth Portfolio	2017	$6	—	$23.47 to $23.47	34.4% to 34.4%	0.1%
	2016	6	—	17.46 to 17.46	1.3% to 1.3%	0.1%
	2015	2	—	17.24 to 17.24	8.6% to 8.6%	0.0%
	2014	3	—	15.87 to 15.87	9.3% to 9.3%	0.0%
	2013	6	—	14.52 to 14.52	38.0% to 38.0%	0.0%
The Merger Fund VL	2017	$31	3	$11.19 to $11.19	2.6% to 2.6%	0.0%
	2016	35	3	10.91 to 10.91	2.4% to 2.4%	0.8%
	2015	30	3	10.65 to 10.65	(0.9%) to (0.9%)	1.9%
	2014	37	3	10.74 to 10.74	1.4% to 1.4%	1.1%
	2013	39	4	10.60 to 10.60	3.9% to 3.9%	0.3%
Victory VIF Diversified Stock Fund—Class A Shares	2017	$3	—	$19.44 to $19.44	26.5% to 26.5%	0.7%
	2016	3	—	15.37 to 15.37	3.9% to 3.9%	1.0%
	2015	3	—	14.80 to 14.80	(3.1%) to (3.1%)	0.6%
	2014	2	—	15.27 to 15.27	10.2% to 10.2%	0.8%
	2013	9	1	13.86 to 13.86	33.9% to 33.9%	0.7%

Not all investment divisions are available under all policies.
Charges and fees levied by NYLIAC are disclosed in Note 3.
Expenses as a percent of net assets are .05% - 1.00%, excluding expenses of the underlying funds, deductions from premiums, deductions from cash value and surrender charges.
________________

[1]
Total returns are not annualized for periods less than a year. These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total returns are calculated for each period indicated or from the effective date through the end of the reporting period.

[2]
These amounts represent the dividends excluding distributions of capital gains, received by an Investment Division from the underlying Fund, net of management fees assessed by the Fund manager, divided by the average investment at net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the Investment Division is affected by the timing of the declaration of dividends by the underlying Fund in which the Investment Division invests. Annualized percentages are shown for the Investment Income Ratio for all Investment Divisions in all periods

Report of Independent Registered Public Accounting Firm

To the Board of Directors of New York Life Insurance and Annuity Corporation and the Variable Universal Life Separate Account-I Policyowners

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each investment division of NYLIAC Variable Universal Life Separate Account-I listed in the table below (hereafter collectively referred to as the "Investment Divisions") as of December 31, 2017, the related statements of operations and of changes in net assets for each of the periods indicated in the table below, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the Investment Divisions as of December 31, 2017, the results of each of their operations and changes in each of their net assets for the periods indicated in the table below in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinions

These financial statements are the responsibility of New York Life Insurance and Annuity Corporation management. Our responsibility is to express an opinion on the Investment Divisions’ financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Investment Divisions in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of securities owned as of December 31, 2017 by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinions.

MainStay VP Absolute Return Multi-Strategy—Initial Class (1)	Delaware VIP® Value Series—Standard Class (1)
MainStay VP Balanced—Initial Class (1)	Deutsche Alternative Asset Allocation VIP—Class A (2)
MainStay VP Bond—Initial Class (1)	Deutsche Small Cap Index VIP—Class A (1)
MainStay VP Common Stock—Initial Class (1)	Deutsche Small Mid Cap Value VIP—Class A (1)
MainStay VP Conservative Allocation—Initial Class (1)	DFA VA Global Bond Portfolio (1)
MainStay VP Convertible—Initial Class (1)	DFA VA International Small Portfolio (1)
MainStay VP Cornerstone Growth—Initial Class (1)	DFA VA International Value Portfolio (1)
MainStay VP Cushing® Renaissance Advantage—Initial Class (2)	DFA VA Short-Term Fixed Portfolio (1)
MainStay VP Eagle Small Cap Growth—Initial Class (1)	DFA VA U.S. Large Value Portfolio (1)
MainStay VP Emerging Markets Equity—Initial Class (1)	DFA VA U.S. Targeted Value Portfolio (1)
MainStay VP Epoch U.S. Equity Yield—Initial Class (1)	Dreyfus IP Technology Growth Portfolio—Initial Shares (1)
MainStay VP Epoch U.S. Small Cap—Initial Class (1)	Dreyfus VIF Opportunistic Small Cap Portfolio—Initial Shares (1)
MainStay VP Floating Rate—Initial Class (1)	Fidelity® VIP Contrafund® Portfolio—Initial Class (1)
MainStay VP Government—Initial Class (1)	Fidelity® VIP Equity-Income Portfolio—Initial Class (1)
MainStay VP Growth Allocation—Initial Class (1)	Fidelity® VIP Freedom 2020 Portfolio—Initial Class (1)
MainStay VP High Yield Corporate Bond—Initial Class (1)	Fidelity® VIP Freedom 2030 Portfolio—Initial Class (1)
MainStay VP Income Builder—Initial Class (1)	Fidelity® VIP Freedom 2040 Portfolio—Initial Class (1)
MainStay VP Indexed Bond—Initial Class (3)	Fidelity® VIP Growth Opportunities Portfolio—Initial Class (1)
MainStay VP International Equity—Initial Class (1)	Fidelity® VIP Growth Portfolio—Initial Class (1)

Report of Independent Registered Public Accounting Firm (Continued)

MainStay VP Janus Henderson Balanced—Initial Class (1)	Fidelity® VIP Index 500 Portfolio—Initial Class (1)
MainStay VP Large Cap Growth—Initial Class (1)	Fidelity® VIP Investment Grade Bond Portfolio—Initial Class (1)
MainStay VP MFS® Utilities—Initial Class (1)	Fidelity® VIP Mid Cap Portfolio—Initial Class (1)
MainStay VP Mid Cap Core—Initial Class (1)	Fidelity® VIP Overseas Portfolio—Initial Class (1)
MainStay VP Moderate Allocation—Initial Class (1)	Invesco V.I. American Value Fund—Series I Shares (1)
MainStay VP Moderate Growth Allocation—Initial Class (1)	Invesco V.I. Global Real Estate Fund—Series I Shares (1)
MainStay VP PIMCO Real Return—Initial Class (1)	Invesco V.I. International Growth Fund—Series I Shares (1)
MainStay VP S&P 500 Index—Initial Class (1)	Janus Henderson VIT Enterprise Portfolio—Institutional Shares (1)
MainStay VP Small Cap Core—Initial Class (2)	Janus Henderson VIT Forty Portfolio—Institutional Shares (1)
MainStay VP T. Rowe Price Equity Income—Initial Class (1)	Janus Henderson VIT Global Research Portfolio—Institutional Shares (1)
MainStay VP U.S. Government Money Market—Initial Class (1)	LVIP Baron Growth Opportunities Fund—Service Class (1)
MainStay VP Unconstrained Bond—Initial Class (1)	MFS® International Value Portfolio—Initial Class (1)
MainStay VP VanEck Global Hard Assets—Initial Class (1)	MFS® Investors Trust Series—Initial Class (1)
AB® VPS International Value Portfolio—Class A (1)	MFS® New Discovery Series—Initial Class (1)
AB® VPS Small/Mid Cap Value Portfolio—Class A (1)	MFS® Research Series—Initial Class (1)
Alger Capital Appreciation Portfolio—Class I-2 (1)	MFS® Total Return Bond Series—Initial Class (1)
American Century Investments® VP Inflation Protection Fund—Class II (1)	MFS® Value Series—Initial Class (1)
American Century Investments® VP International Fund—Class II (1)	Morgan Stanley VIF Emerging Markets Debt Portfolio—Class I (1)
American Century Investments® VP Value Fund—Class II (1)	Morgan Stanley VIF U.S. Real Estate Portfolio—Class I (1)
American Funds IS® Blue Chip Income and Growth Fund—Class 2 (4)	Neuberger Berman AMT Mid Cap Growth Portfolio—Class I (1)
American Funds IS® Global Small Capitalization Fund—Class 2 (1)	PIMCO VIT Foreign Bond Portfolio (U.S. Dollar-Hedged)—Institutional Class (1)
American Funds IS® Growth Fund—Class 2 (4)	PIMCO VIT Global Bond Portfolio (Unhedged)—Administrative Class (1)
American Funds IS® New World Fund®—Class 2 (1)	PIMCO VIT Low Duration Portfolio—Administrative Class (1)
BlackRock® Global Allocation V.I. Fund—Class III (1)	PIMCO VIT Low Duration Portfolio—Institutional Class (2)
BlackRock® High Yield V.I. Fund—Class I (1)	PIMCO VIT Total Return Portfolio—Administrative Class (1)
ClearBridge Variable Appreciation Portfolio—Class I (3)	PIMCO VIT Total Return Portfolio—Institutional Class (1)
Columbia Variable Portfolio—Commodity Strategy Fund—Class 1 (1)	T. Rowe Price Blue Chip Growth Portfolio (1)
Columbia Variable Portfolio—Emerging Markets Bond Fund—Class 1 (1)	T. Rowe Price International Stock Portfolio (1)
Columbia Variable Portfolio—Small Cap Value Fund—Class 2 (1)	T. Rowe Price Limited-Term Bond Portfolio (1)
Delaware VIP® Diversified Income Series—Standard Class (1)	T. Rowe Price New America Growth Portfolio (1)
Delaware VIP® Emerging Markets Series—Standard Class (1)	The Merger Fund VL (1)
Delaware VIP® International Value Equity Series—Standard Class (1)	Victory VIF Diversified Stock Fund—Class A Shares (1)
Delaware VIP® Small Cap Value Series—Standard Class (1)

(1) Statement of Assets and Liabilities as of December 31, 2017, Statement of Operations for the year ended December 31, 2017, and Statements of Changes in Net Assets for each of the two years ended December 31, 2017

(2) Statement of Assets and Liabilities as of December 31, 2017, Statement of Operations for the year ended December 31, 2017, and Statements of Changes in Net Assets for the year ended December 31, 2017 and the period May 1, 2016 (commencement of operations) to December 31, 2016.

(3) Statement of Assets and Liabilities as of December 31, 2017, Statement of Operations for the period May 1, 2017 (commencement of operations) to December 31, 2017, and Statement of Changes in Net Assets for the period May 1, 2017 (commencement of operations) to December 31, 2017.

(4) Statement of Assets and Liabilities as of December 31, 2017, Statement of Operations for the period November 1, 2017 (commencement of operations) to December 31, 2017, and Statement of Changes in Net Assets for the period November 1, 2017 (commencement of operations) to December 31, 2017

/s/ PricewaterhouseCoopers LLP
New York, New York
March 23, 2018

We have served as the auditor of one or more of the Investment Divisions in NYLIAC Variable Universal Life Separate Account-I since at least 1994. We have not determined the specific year we began serving as auditor.

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
(a wholly owned subsidiary of New York Life Insurance Company)

CONSOLIDATED FINANCIAL STATEMENTS
(GAAP Basis)
December 31, 2017 and 2016

Report of Independent Auditors

To the Board of Directors of New York Life Insurance and Annuity Corporation:

We have audited the accompanying consolidated financial statements of New York Life Insurance and Annuity Corporation and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2017 and 2016, and the related consolidated statements of operations, of comprehensive income, of stockholder’s equity, and of cash flows for each of the three years in the period ended December 31, 2017.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New York Life Insurance and Annuity Corporation and its subsidiaries as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017 T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Emphasis of Matter

As disclosed in Note 11 to the consolidated financial statements, the Company has entered into significant related party transactions with New York Life Insurance Company and its affiliates. Our opinion is not modified with respect to this matter.

March 8, 2018

2

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
(a wholly owned subsidiary of New York Life Insurance Company)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	December 31,
	2017	2016
	(in millions)
Assets
Fixed maturities (includes securities pledged to creditors
of $660 and $659 in 2017 and 2016, respectively):
Available-for-sale, at fair value	$88,159	$82,556
Securities, at fair value	2,428	1,923
Equity securities:
Available-for-sale, at fair value	41	34
Securities, at fair value	1,138	925
Mortgage loans, net of allowances	14,421	13,705
Policy loans	873	872
Investments in affiliates	600	573
Other investments	1,624	1,755
Total investments	109,284	102,343

Cash and cash equivalents	2,210	1,855
Deferred policy acquisition costs	3,249	3,412
Interest in annuity contracts	7,431	6,808
Amounts recoverable from reinsurer:
Affiliated	4,088	4,251
Unaffiliated	1,881	1,612
Other assets	1,541	1,599
Separate account assets	35,092	30,807
Total assets	$164,776	$152,687

Liabilities
Policyholders’ account balances	$77,789	$74,019
Future policy benefits	22,246	20,292
Policy claims	345	311
Obligations under structured settlement agreements	7,431	6,808
Amounts payable to reinsurer:
Affiliated	4,019	4,159
Unaffiliated	61	66
Other liabilities (includes other liabilities carried at fair value of $111 and $43
in 2017 and 2016, respectively)	2,887	3,141
Separate account liabilities	35,092	30,807
Total liabilities	149,870	139,603

Stockholder’s Equity
Capital stock: par value $10,000
(20,000 shares authorized, 2,500 issued and outstanding)	25	25
Additional paid in capital	3,928	3,928
Accumulated other comprehensive income	1,992	1,056
Retained earnings	8,910	8,074
Total New York Life and Annuity stockholder’s equity	14,855	13,083
Non-controlling interest	51	1
Total stockholder’s equity	14,906	13,084
Total liabilities and stockholder’s equity	$164,776	$152,687
The accompanying notes are an integral part of the consolidated financial statements.

3

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
(a wholly owned subsidiary of New York Life Insurance Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2017	2016	2015
	(in millions)

Revenues
Premiums	$2,652	$2,743	$2,432
Fees-universal life and annuity policies	1,227	1,112	1,019
Net investment income	4,023	3,871	3,767
Net investment (losses) gains:
Other-than-temporary impairments on fixed maturities	(55)	(119)	(107)
Other-than-temporary impairments on fixed maturities
recognized in accumulated other comprehensive income	12	14	13
All other net investment gains	317	195	154
Total net investment gains	274	90	60
Net revenue from reinsurance	65	73	97
Other income	138	107	125
Total revenues	8,379	7,996	7,500

Expenses
Interest credited to policyholders’ account balances	2,015	2,134	2,061
Increase in liabilities for future policy benefits	1,766	1,835	1,633
Policyholder benefits	1,756	1,600	1,491
Operating expenses	1,517	1,532	1,466
Total expenses	7,054	7,101	6,651

Income before income tax (benefit) expense and non-controlling interest	1,325	895	849
Equity in earnings, pre-tax	90	90	—
Income tax (benefit) expense	(5)	277	224
Net income	1,420	708	625
Non-controlling interest	(1)	(3)	—
Net income attributable to New York Life Insurance and Annuity Corporation	$1,419	$705	$625

The accompanying notes are an integral part of the consolidated financial statements.

4

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
(a wholly owned subsidiary of New York Life Insurance Company)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2017	2016	2015
	(in millions)

Net income	$1,419	$705	$625

Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustment	—	—	(3)
Foreign currency translation adjustment, net	—	—	(3)

Net unrealized investment gains (losses):
Net unrealized investment gains (losses) arising during the period	662	136	(1,130)
Less: reclassification adjustment for net unrealized investment
gains (losses) included in net income	34	55	(44)
Net unrealized investment gains (losses), net	628	81	(1,086)
Other comprehensive income (loss), net of tax	628	81	(1,089)

Comprehensive income (loss), net of tax	2,047	786	(464)
Less: comprehensive income attributable to non-controlling interests	—	(3)	—
Comprehensive income (loss) attributable to New York Life Insurance and Annuity Corporation	$2,047	$783	$(464)

The accompanying notes are an integral part of the consolidated financial statements.

5

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
(a wholly owned subsidiary of New York Life Insurance Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY
Years Ended December 31, 2017, 2016 and 2015
(in millions)

	Capital Stock	Additional Paid In Capital	Accumulated Other Comprehensive Income	Retained Earnings	New York Life and Annuity Stockholder’s Equity	Non- Controlling Interest	Total Stockholder’s Equity
Balance, January 1, 2015	25	3,928	2,064	6,744	12,761	—	12,761
Comprehensive income:
Net income	—	—	—	625	625	—	625
Other comprehensive loss, net of tax	—	—	(1,089)	—	(1,089)	—	(1,089)
Total comprehensive income	—	—	(1,089)	625	(464)	—	(464)
Balance, December 31, 2015	25	3,928	975	7,369	12,297	3	12,300
Consolidation of less than 100% owned entities	—	—	—	—	—	3	3
Comprehensive income:
Net income	—	—	—	705	705	3	708
Other comprehensive income, net of tax	—	—	81	—	81	—	81
Total comprehensive income	—	—	81	705	786	3	789
Balance, December 31, 2016	$25	$3,928	$1,056	$8,074	$13,083	$1	$13,084
Contributions from non-controlling interests	—	—	—	—	—	5	5
Consolidation/deconsolidation of less than 100% owned entities						44	44
Comprehensive income:
Net income	—	—	—	1,419	1,419	1	1,420
Other comprehensive income, net of tax	—	—	628	—	628	—	628
Total comprehensive income	—	—	628	1,419	2,047	1	2,048
Dividends paid to stockholder	—	—	—	(275)	(275)	—	(275)

Change in accounting principle - reclass of stranded tax effects	—	—	308	(308)	—	—	—
Balance, December 31, 2017	$25	$3,928	$1,992	$8,910	$14,855	$51	$14,906

The accompanying notes are an integral part of the consolidated financial statements.

6

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
(a wholly owned subsidiary of New York Life Insurance Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2017	2016	2015
	(in millions)
Cash Flows From Operating Activities:
Net income	$1,419	$708	$625
Adjustments to reconcile net income to net cash provided
by operating activities:
Depreciation and amortization	(28)	4	22
Net amortization (capitalization) of deferred policy acquisition costs	46	77	(42)
Universal life and annuity fees	(884)	(828)	(786)
Interest credited to policyholders’ account balances	2,015	2,134	2,061
Capitalized interest and dividends reinvested	(179)	(167)	(234)
Net investment gains	(274)	(90)	(60)
Equity in earnings of limited partnerships	(130)	(90)	17
Deferred income tax benefit	(311)	(52)	(45)
Net revenue from intercompany reinsurance	—	3	(2)
Net change in unearned revenue liability	5	15	56
Changes in:
Other assets and other liabilities	6	3	(45)
Book overdrafts	(112)	68	(14)
Reinsurance receivables and payables	(58)	(4)	15
Future policy benefits	1,763	1,828	1,661
Policy claims	34	11	(47)
Acquisitions of investments within consolidated investment companies	(443)	(286)	—
Dispositions of investments within consolidated investment companies	349	118	—
Other	61	—	—
Net cash provided by operating activities	3,279	3,452	3,182

Cash Flows From Investing Activities:
Proceeds from:
Sale of available-for-sale fixed maturities	4,439	3,550	3,970
Maturity and repayment of available-for-sale fixed maturities	10,010	9,435	7,994
Sale of equity securities	4	10	24
Repayment of mortgage loans	1,427	1,187	1,340
Sale of other investments	270	18	2,233
Sale of securities, at fair value	1,218	599	1,571
Maturity and repayment of securities, at fair value	61	74	13
Cost of:
Available-for-sale fixed maturities acquired	(18,803)	(17,957)	(13,505)
Equity securities acquired	(1)	(6)	(29)
Mortgage loans acquired	(2,137)	(2,131)	(3,183)
Acquisition of other investments	(227)	(197)	(2,051)
Acquisition of securities, at fair value	(1,507)	(1,448)	(1,834)
Securities purchased under agreements to resell	53	—	(165)
Cash collateral (paid) received on derivatives	(15)	1	(1)
Policy loans	(1)	5	1
Consolidation and deconsolidation of entities	—	(5)	24
Other	—	1	—
Net cash used in investing activities	(5,209)	(6,864)	(3,598)

Cash Flows From Financing Activities:
Policyholders’ account balances:
Deposits	10,709	10,026	9,764
Withdrawals	(6,348)	(5,840)	(6,191)
Net transfers to the separate accounts	(1,664)	(1,480)	(1,796)
Increase in loaned securities	—	75	50
Distributions to parent	(275)	—	—
Contributions from affiliates	63	56	—
Contributions from non-controlling interests	5	—	—
Net paydowns from debt	—	(1)	(2)
Cash collateral (paid) received on derivatives	(204)	135	159
Net cash provided by financing activities	2,286	2,971	1,984
Effect of exchange rate changes on cash and cash equivalents	(1)	8	10
Net increase (decrease) in cash and cash equivalents	355	(433)	1,578
Cash and cash equivalents, beginning of year	1,855	2,288	710
Cash and cash equivalents, end of year	$2,210	$1,855	$2,288
The accompanying notes are an integral part of the consolidated financial statements.

7

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
(a wholly owned subsidiary of New York Life Insurance Company)

NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

DECEMBER 31, 2017, 2016 AND 2015

NOTE 1 – NATURE OF OPERATIONS

New York Life Insurance and Annuity Corporation (the “Company”), domiciled in the State of Delaware, is a direct, wholly owned subsidiary of New York Life Insurance Company (“New York Life”). The Company offers a wide variety of interest sensitive and variable life insurance and annuity products to a large cross section of the insurance market. The Company offers its insurance and annuity products throughout the United States and its territories, primarily through New York Life’s career agency force with certain products also marketed through third-party banks, brokers and independent financial advisors.

NOTE 2 – BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and reflect the consolidation of the Company with the entities over which the Company exercises control, including its majority owned and controlled subsidiaries and variable interest entities (“VIEs”) in which the Company is considered the primary beneficiary. Refer to Note 3 - Significant Accounting Policies for further discussion. All intercompany transactions have been eliminated in consolidation.

The Delaware State Insurance Department (“DSID”) recognizes only statutory accounting practices for determining and reporting the financial position and results of operations of an insurance company, and for determining its solvency under the Delaware State Insurance Law. Accounting practices used to prepare statutory financial statements for regulatory filings of life insurance companies differ in certain instances from GAAP. Refer to Note 19 - Statutory Financial Information for further discussion.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates include those used in determining deferred policy acquisition costs (“DAC”) and related amortization; valuation of investments including derivatives and recognition of other-than-temporary impairments (“OTTI”); future policy benefits including guarantees; provision for income taxes and valuation of deferred tax assets; and reserves for contingent liabilities, including reserves for losses in connection with unresolved legal matters.

Investments

Fixed maturity investments classified as available-for-sale are reported at fair value. For a discussion on the valuation approach and methods for fixed maturities reported at fair value, refer to Note 9 - Fair Value Measurements. The amortized cost of fixed maturities is adjusted for amortization of premium and accretion of discount. Interest income, as well as the related amortization of premium and accretion of discount, is included in Net investment income. The Company accrues interest income on fixed maturities to the extent it is deemed collectible and the security continues to perform under its

8

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

original contractual terms. In the event collectability of interest is uncertain, accrual of interest income will cease and income will be recorded when and if received.

Unrealized gains and losses on available-for-sale fixed maturity investments are reported as net unrealized investment gains or losses in Accumulated other comprehensive income (“AOCI”), net of deferred taxes and related adjustments.

Included within fixed maturity investments are mortgage-backed and asset-backed securities. Amortization of the premium or accretion of discount from the purchase of these securities considers the estimated timing and amount of cash flows of the underlying loans, including prepayment assumptions, based on data obtained from external sources or internal estimates. Projected future cash flows are updated monthly, and the amortized cost and effective yield of the securities are adjusted as necessary to reflect historical prepayment experience and changes in estimated future prepayments. For high credit quality mortgage-backed and asset-backed securities (those rated AA or above at the date of acquisition), the adjustments to amortized cost are recorded as a charge or credit to Net investment income in accordance with the retrospective method. For mortgage-backed and asset-backed securities that are not of high credit quality (those rated below AA at date of acquisition), certain floating rate securities, and securities with the potential for a loss of a portion of the original investment due to contractual prepayments (i.e. interest only securities), the effective yield is adjusted prospectively for any changes in estimated cash flows.

The cost basis of fixed maturities is adjusted for impairments in value deemed to be other-than-temporary, with a loss recognized in Net investment gains or losses. The new cost basis is not adjusted for subsequent increases in estimated fair value. In periods subsequent to the recognition of an OTTI, impaired fixed maturities are accounted for as if purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis may be accreted into net investment income in future periods, based on prospective changes in cash flow estimates, to reflect adjustments to the effective yield.

Factors considered in evaluating whether a decline in the value of fixed maturities is other-than-temporary include: (1) whether the decline is substantial; (2) the duration of time that the fair value has been less than cost; and (3) the financial condition and near-term prospects of the issuer. Mortgage-backed and asset-backed securities rated below AA at acquisition are deemed other-than-temporary impaired securities when the fair value is below amortized cost and there are negative changes in estimated future cash flows.

With respect to fixed maturities in an unrealized loss position, an OTTI is recognized in earnings when it is anticipated that the amortized cost will not be recovered. The entire difference between the fixed maturity’s cost and its fair value is recognized in earnings only when either the Company (1) has the intent to sell the fixed maturity security or (2) more likely than not will be required to sell the fixed maturity security before its anticipated recovery. If these conditions do not exist, an OTTI would be recognized in earnings (“credit loss”) for the difference between the amortized cost basis of the fixed maturity and the net present value of projected future cash flows expected to be collected. The difference between the fair value and the present value of projected future cash flows expected to be collected represents the portion of OTTI related to other-than credit factors (“non-credit loss”) and is recognized in AOCI. The net present value is calculated by discounting the Company’s best estimate of projected future cash flows at the effective interest rate implicit in the fixed maturity prior to impairment.

The determination of cash flow estimates in the net present value calculation is subjective and methodologies will vary, depending on the type of security. The Company considers all information relevant to the collectability of the security, including past events, current conditions, and reasonably supportable assumptions and forecasts in developing the estimate of cash flows expected to be collected. This information generally includes, but may not be limited to, the remaining payment terms of the security, estimated prepayment speeds, defaults, recoveries upon liquidation of the underlying collateral securing the notes, the financial condition of the issuer(s), credit enhancements and other third-party guarantees. In addition, information such as industry analyst reports and forecasts, sector credit ratings, the financial condition of the bond insurer for insured fixed income securities, and other market data relevant to the collectability may also be considered, as well as the expected timing of the receipt of insured payments, if any. The estimated fair value of the collateral may be used to estimate the recovery value if the Company determines that the security is dependent on the liquidation of the collateral for recovery.

9

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity securities, which are deemed unaffiliated, are carried at fair value. For a discussion on valuation approach and methods for equity securities, refer to Note 9 - Fair Value Measurements. Unrealized gains and losses on equity securities classified as available-for-sale are recorded as net unrealized investment gains or losses in AOCI, net of deferred taxes and related adjustments.
When it is determined that a decline in value of an available-for-sale equity security is other-than-temporary, the cost basis of the equity security is reduced to its fair value, with the associated realized loss reported in Net investment gains or losses. The new cost basis is not adjusted for subsequent increases in estimated fair value. Factors considered in evaluating whether a decline in value of an available-for-sale equity security is other-than-temporary include: (1) whether the decline is substantial; (2) the duration that the fair value has been less than cost; and (3) the financial condition and near-term prospects of the issuer. The Company also considers in its OTTI analysis, its intent and ability to hold a particular equity security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost.

Securities at fair value, both Fixed maturity and Equity securities, include investments for which the fair value option (“FVO”) was elected and investments that are considered to be actively traded or held for only a short period of time. The FVO primarily includes and is generally elected for certain purchases of 20% or more of the outstanding shares or units of mutual funds, trusts or similar financial instruments for which the Net Asset Value (“NAV”) is calculated and published on either a monthly or daily basis. Changes in fair value of the Securities at fair value are included in Net investment gains or losses while interest and dividend income is reported in Net investment income. The Company accrues interest income to the extent it is deemed collectible and the security continues to perform under its original contractual terms. In the event collectability of interest is uncertain, accrual of interest income will cease and income will be recorded when and if received. Cash flows from acquiring and disposing of the FVO invested assets are classified in Cash flows from investing activities. Cash flows for securities actively traded are classified in Cash flows from operating activities.

Mortgage loans are carried at unpaid principal balances, net of discounts or premiums, deferred origination fees, and valuation allowances, and are collateralized. For loans carried at unpaid principal balances, specific valuation allowances are established for the excess carrying value of the mortgage loan over the estimated fair value of the collateral when it is probable that, based on current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan document. The Company also has a general valuation allowance for probable incurred, but not specifically identified losses. The general valuation allowance is determined by applying a factor against the commercial and residential mortgage loan portfolios, excluding loans for which a specific allowance has already been recorded, to estimate potential losses in each portfolio. The general allowance factor for the commercial mortgage loan portfolio is based on the Company’s historical loss experience, as well as industry data regarding commercial loan delinquency rates. The Company analyzes industry data regarding specific credit risk, based on geographic locations and property types, as well as probability of default, timing of default and loss severity for each loan in a given portfolio. The general allowance factor for the residential mortgage loan portfolio is also based on the Company's historical loss experience as well as expected defaults and loss severity of loans deemed to be delinquent. Changes to the specific and general valuation allowances are reflected in Net investment gains or losses.

For commercial and residential mortgage loans, the Company accrues interest income on loans to the extent it is deemed collectible and the loan continues to perform under its original or restructured contractual terms. The Company places loans on non-accrual status and ceases to recognize interest income when management determines that collection of interest and repayment of principal is not probable. Any accrued but uncollected interest is reversed out of interest income once a loan is put on non-accrual status. Interest payments received on loans where interest payments have been deemed uncollectible are recognized on a cash basis and recorded as interest income. If a determination is made that the principal will not be collected, the interest payment received is used to reduce the principal balance. If a loan has investment income due and accrued that is ninety days past due, the investment income shall continue to accrue, if deemed collectible.

Commercial mortgage and other loans are occasionally restructured in a troubled debt restructuring (“TDR”). The Company assesses loan modifications on a case-by-case basis to evaluate whether a TDR has occurred. A specific valuation allowance may be established for mortgage loans restructured in a TDR for the excess carrying value of the mortgage loan over the estimated fair value of the collateral.

The Company closely monitors mortgage loans with the potential for specific valuation allowance by considering a number of factors. For commercial mortgage loans, these factors include, but are not limited to, loan to value (“LTV”), asset performance such as debt service coverage ratio, lease rollovers, income/expense hurdles, major tenant or borrower issues,

10

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

the economic climate, and catastrophic events. Residential mortgage loans that are sixty or more days delinquent are monitored for potential specific valuation allowance.

Policy loans are carried at the unpaid principal balance of the loan. Because these loans are effectively collateralized by the surrender value of the underlying policies, a valuation allowance is established only when policy loan balances, including capitalized interest, exceeds the related policy’s cash surrender value. Interest income is recorded as earned and included in Net investment income.

Investment in affiliates represents the Company’s equity investment in Madison Capital Funding LLC (“MCF”). For further discussion, refer to Note 6 - Investments and Note 11 - Related Party Transactions.

Other investments consist primarily of direct investments in limited partnerships and limited liability companies, investments of consolidated investment companies, derivatives (see discussion on Derivative Instruments below), securities purchased under agreement to resell, short-term investments, real estate and senior secured commercial loans. Investments in limited partnerships and limited liability companies are accounted for using the equity method of accounting. The financial statements of equity method investees are usually not received sufficiently timely for the Company to apply the equity method at each reporting period. Therefore, the equity pick-up on these investments has been recorded on a one to three-month lag with an estimate of each investee’s fourth quarter results recorded at year-end. The Company eliminated the estimate process in 2017 and moved to a true quarter lag as allowed under current authoritative guidance. The Company did not restate its prior year financial statements as the impact from the change in accounting policy was deemed immaterial to prior year results and current year earnings. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are carried at fair value. Refer to Note 6 - Investments for details of Other investments by component.
In many cases, limited partnerships and limited liability companies that the Company invests in qualify as investment companies and apply specialized accounting practices. The Company retains this specialized accounting practice in consolidation and for the equity method. For limited partnerships accounted for under the equity method, unrealized gains and losses are recorded in Net investment income. For consolidated limited partnerships, the underlying investments, which may consist of various classes of assets, are aggregated and stated at fair value in Other investments.

Real estate held for the production of income are stated at cost less accumulated depreciation. Real estate held for sale is stated at the lower of cost less accumulated depreciation or fair value, less estimated costs to sell, which may result in an other-than-temporary impairment recorded in Net investment gains or losses. Depreciation of real estate is calculated using the straight-line method over the estimated lives of the assets, generally 40 years. Costs of permanent improvements are depreciated over their estimated useful lives. Any encumbrances on real estate are recorded in Debt.

Senior secured commercial loans that management has the intent and ability to hold until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-off or loss reserve, net of any deferred fees on originated loans or unamortized premiums or discounts on purchased loans. The Company assesses its loans on a monthly basis for collectability in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, and prevailing economic conditions. Specific loans are considered for impairment when it is probable that the Company will be unable to collect the scheduled payments of principal and interest, when due, according to the contractual terms of the loan document. Factors considered by management in determining impairment include payment status and the financial condition of the borrower. Impaired loan measurement may be based on the present value of expected future cash flows discounted at the loan’s effective interest rate, at the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent. A loss reserve is established for the calculated impairment. A general valuation allowance for probable incurred, but not specifically identified losses, is determined for the remainder of the portfolio. These loans are assigned internal risk ratings and the Company utilizes a specific reserve percentage for each category of risk rating. The loss reserve rate is multiplied by outstanding loans in each related risk category to determine the general reserve on these loans. Changes to the specific and general valuation allowances are reflected in Net investment gains or losses.

At the time of the funding of a loan, management determines the amount of the loan that will be held-for-sale. The syndication amounts have historically been sold within one year. Loans held for sale are carried at the lower of cost or fair value on an individual asset basis.

11

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash equivalents include investments that have remaining maturities of three months or less at date of purchase and are carried at fair value.

Net investment gains or losses on sales for all investments are generally computed using the specific identification method.

FVO election provides entities with an alternative to use fair value as the initial and subsequent accounting measurement attribute for assets and liabilities that meet the definition of a financial asset or liability. The decision to elect the fair value option is determined on an instrument by instrument basis, and is applied to an entire instrument. The decision is irrevocable once elected. Refer to Note 6 - Investments for more information on the fair value option.

Derivative Instruments

Derivatives are recorded at fair value as assets, within Other investments or as liabilities, within Other liabilities, except for embedded derivatives, which are recorded with the associated host contract. The classification of changes in the fair value of derivatives depends on the characteristics of the transaction, including whether it qualifies and is designated for hedge accounting. Changes in fair value, for derivatives that do not qualify or are not designated for hedge accounting, are included in Net investment gains or losses.

To qualify for hedge accounting, the hedge relationship is designated and formally documented at inception by detailing the particular risk, management objective, and strategy for the hedge. This includes the item and risk that is being hedged, the derivative that is being used, as well as how effectiveness is being assessed and ineffectiveness is measured. A derivative must be highly effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. The hedging relationship is considered highly effective if the changes in fair value or cash flows of the hedging instrument are within 80% to 125% of the inverse changes in the fair value or cash flows of the hedged item. The Company formally assesses effectiveness of its hedging relationships both at the hedge inception and on a quarterly basis over the life of the hedge relationship in accordance with its risk management policy. The Company continually assesses the credit standing of the derivative counterparty and, if the counterparty is deemed to be no longer creditworthy, the hedge relationship will no longer be considered effective.

The Company discontinues hedge accounting prospectively if: (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (2) the derivative expired or is sold, terminated or exercised; (3) it is probable that the forecasted transaction will not occur, or (4) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

In order to mitigate counterparty credit risk, the Company receives collateral from counterparties with derivatives in a net positive fair value position, which is included in Other liabilities. The Company also posts collateral for derivatives that are in a net liability position, which is included in Other assets. Refer to Note 7 - Derivative Instruments and Risk Management.

Cash Flow Hedges

The Company accounts for the following as cash flow and foreign currency hedges, when they qualify for hedge accounting under the requirements of the authoritative guidance: (1) interest rate swaps used to convert floating rate investments to fixed rate investments; and (2) foreign currency swaps used to hedge the foreign currency cash flow exposure of foreign currency denominated investments.

When a derivative is designated as a cash flow hedge and determined to be highly effective, changes in fair value are recorded as unrealized gains or losses in AOCI and deferred until earnings are affected by the variability of cash flows being hedged (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). At that time, these unrealized gains or losses are reclassified to earnings to the same line item as the associated hedged item’s cash flows, in either Net investment gains or losses or Net investment income. Any ineffectiveness is immediately recognized in earnings and included in Net investment gains or losses.

When a derivative is designated as a foreign currency cash flow hedge and is determined to be highly effective, changes in fair value are recorded as unrealized gain or losses in AOCI. The change in fair value of the derivative relative to the changes

12

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

in foreign exchange rates affect earnings in the same period as the foreign exchange transaction gains and losses on the underlying hedged item in Net investment gains or losses. Any ineffectiveness is immediately recognized in earnings and included as Net investment gains or losses.

Embedded Derivatives

The Company may enter into contracts that are not themselves derivative instruments but contain embedded derivatives. For each contract, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to those of the host contract and determines whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and accounted for as a stand-alone derivative. Such embedded derivatives are recorded with the associated host contract at fair value and changes in their fair value are recorded in earnings. In certain instances, the Company may elect to carry the entire contract at fair value.

For further information on the Company’s derivative instruments and related hedged items and their effect on the Company’s financial position, financial performance and cash flows, refer to Note 7 - Derivative Instruments and Risk Management.

Variable Interest Entities

In the normal course of its investment activities, the Company enters into relationships with various special purpose entities (“SPEs”) and other entities that are deemed to be VIEs. A VIE is an entity that either (1) has equity investors that lack certain essential characteristics of a controlling financial interest (including the ability to control activities of the entity, the obligation to absorb the entity’s expected losses and the right to receive the entity’s expected residual returns) or (2) lacks sufficient equity to finance its own activities without financial support provided by other entities, which in turn would be expected to absorb at least some of the expected losses of the VIE.

The Company is deemed a primary beneficiary of a VIE if it has (1) the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE and (2) the obligation to absorb losses of or the right to receive benefits from the VIE that could be potentially significant to the VIE. If both conditions are present, the Company is required to consolidate the VIE.

Loaned Securities and Repurchase Agreements

The Company enters into securities lending agreements whereby certain investment securities are loaned to third parties. Securities loaned are treated as financing arrangements. With respect to securities loaned, in order to reduce the Company’s risk under these transactions, the Company requires initial cash collateral equal to 102% of the fair value of domestic securities loaned. The Company records an offsetting liability for collateral received on securities lending in Other liabilities . The Company monitors the fair value of securities loaned with additional collateral obtained as necessary. The borrower of the loaned securities is permitted to sell or repledge those securities.

The Company enters into dollar roll repurchase agreements to sell and repurchase securities. Assets to be repurchased are the same, or substantially the same, as the assets transferred. Securities sold under agreements to repurchase are treated as financing arrangements. The Company agrees to sell securities at a specified price and repurchase the securities at a lower price. The Company receives cash in the amount of the sales proceeds and establishes a liability equal to the repurchase amount. The difference between the sale and repurchase amounts represents deferred income, which is earned over the life of the agreement. The liability for repurchasing the assets is included in Other liabilities.

The Company enters into tri-party reverse repurchase agreements to purchase and resell short-term securities. Securities purchased under agreements to resell are treated as investing activities. The Company receives securities as collateral, having a fair value at least equal to 102% of the purchase price paid by the Company for the securities and the Company’s designated custodian takes possession of this collateral. The Company is not permitted to sell or repledge these securities, and therefore, the collateral is not recorded on the Company’s financial statements. However, if the counterparty defaults, the Company would then exercise its rights with respect to the collateral, including a sale of the collateral. The fair value of the securities

13

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

to be resold is monitored and additional collateral is obtained, where appropriate, to protect against credit exposure. The Company records the amount paid for securities purchased under agreements to resell in other investments.

Deferred Policy Acquisition Costs

Costs that are related directly to the successful acquisition of new and renewal insurance business are deferred as DAC. DAC primarily include commissions paid as well as a portion of employee compensation costs related to underwriting, policy issuance and processing, and medical inspection. These costs have been deferred and recorded as an asset .

For universal life and deferred annuity contracts, such costs are amortized in proportion to estimated gross profits over the estimated life of those contracts. Annually, the Company conducts a review of valuation assumptions relative to current experience and management expectations. To the extent that expectations change as a result of this review, valuation assumptions are updated and the impact is reflected as retroactive adjustments in the current year’s amortization (“unlocking”) and is included in Operating expenses. The Company uses a reversion to the mean approach to derive future equity return assumptions for separate accounts. However, if the equity return assumption calculated pierces an established cap or floor for a sustained period of time, the long-term assumption will be unlocked and re-established. For these contracts, the carrying amount of DAC is adjusted at each balance sheet date as if the unrealized investment gains or losses had been realized and included in the gross margins or gross profits used to determine current period amortization. The increase or decrease in DAC, due to unrealized investment gains or losses, is recorded in AOCI.

For single premium immediate annuities with life contingencies, all acquisition costs are charged to expense immediately because generally all premiums are received at the inception of the contract.

The Company assesses internal replacements to determine whether such modifications significantly change the contract terms. When the modification substantially changes the contract, DAC is written-off immediately through income and only new deferrable expenses associated with the replacements are deferred. If the contract modifications do not substantially change the contract, DAC amortization on the original policy will continue and any acquisition costs associated with the related modification are expensed. DAC written-off at the date of lapse cannot be restored when a policy subsequently reinstates.

Sales Inducements

For some deferred annuity products, the Company offers policyholders a bonus equal to a specified percentage of the policyholder’s initial deposit and additional credits to the policyholder’s account value related to minimum accumulation benefits, which are considered sales inducements in certain instances. The Company also offers enhanced crediting rates on certain dollar cost averaging programs related to its deferred annuity products. From time to time, the Company conducts term life insurance conversion programs under which certain policyholders are offered additional premium credits, which are considered sales inducements, when converting a term life insurance policy or rider to a permanent life insurance contract. The Company defers these aforementioned sales inducements and generally amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. Deferred sales inducements are reported in Other assets.

Interests in Annuity Contracts and Obligations Under Structured Settlement Agreements

The Company is the assumed obligor for certain structured settlement agreements with unaffiliated insurance companies, beneficiaries and other non-affiliated entities. To satisfy its obligations under these agreements, the Company owns all rights, title and interest in and to certain structured settlement annuity contracts issued by New York Life. The obligations are based upon the actuarially determined present value of expected future payments. Interest rates used in establishing such obligations are based on prevailing market rates.

Policyholders’ Account Balances

The Company’s liability for Policyholders’ account balances primarily represents the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. This liability is generally equal to the accumulated account deposits, plus interest credited, less policyholder withdrawals and other charges assessed against the account balance. This liability also includes amounts that have been assessed to compensate the insurer for services to be performed over future periods,

14

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

and the fair value of embedded derivatives in the above contracts.

Future Policy Benefits

The Company’s liability for Future policy benefits is mainly comprised of the present value of estimated future payments to or on behalf of policyholders, where the timing and amount of payment depends on policyholder mortality or morbidity, less the present value of future net premiums. For non-participating traditional life insurance and annuity products, expected mortality and/or morbidity for lapse or surrender are generally based on the Company’s historical experience or standard industry tables including a provision for the risk of adverse deviation (“PAD”). Interest rate assumptions are based on factors such as market conditions and expected investment returns. These assumptions are established at the time the policy is issued and are intended to estimate the experience for the period the policy benefits are payable. If experience is less favorable than assumed and future losses are projected under loss recognition testing, then additional liabilities may be required, resulting in a charge to increase in liabilities for future policy benefits. The Company does not establish loss reserves until a loss has occurred.

The Company’s liability for Future policy benefits also includes liabilities for guaranteed minimum benefits related to certain non-traditional long-duration life and annuity contracts and deferred profit on limited pay contracts. Refer to Note 12 - Policyholders’ Liabilities for a discussion on guaranteed minimum benefits.

Policy Claims

The Company’s liability for Policy claims includes a liability for unpaid claims. Unpaid claims include estimates of claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date.

Debt

Debt is generally carried at unpaid principal balance less any deferred debt issuance costs and is included in Other liabilities. Refer to Note 9 - Fair Value Measurements for discussion on the fair value of debt.

Separate Account Assets and Liabilities

The Company has separate accounts, some of which are registered with the U.S. Securities and Exchange Commission (“SEC”). The Company reports separately, as Separate account assets and Separate account liabilities, investments held in separate accounts and liabilities of the separate accounts if (1) such separate accounts are legally recognized; (2) assets supporting the contract liabilities are legally insulated from the Company’s general account liabilities; (3) investments are directed by the contractholder or in accordance with specific investment objectives; and (4) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The separate accounts have varying investment objectives, are segregated from the Company’s general account and are maintained for the benefit of separate account policyholders. Investment risks associated with market value changes are borne by the policyholders, except to the extent of minimum guarantees made by the Company with respect to certain accounts. All separate account assets are stated at fair value. The separate account liabilities represent the policyholders’ interest in the account, and include accumulated net investment income and realized and unrealized gains and losses on the assets.

Contingencies

Amounts related to contingencies are accrued if it is probable that a liability has been incurred and an amount is reasonably estimable.

Other Assets and Other Liabilities

Other assets primarily consist of investment income due and accrued, sales inducements, intangible assets and receivables from affiliates. Other liabilities consist primarily of deferred tax liabilities, cash collateral for securities lending and derivative transactions, uncollected premiums and accrued expenses.

15

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements

For fair values of various assets and liabilities, refer to Note 9 - Fair Value Measurements.

Recognition of Insurance Income and Related Expenses

Premiums from annuity policies with life contingencies are recognized as income when due. The associated benefits and expenses are matched with income so as to result in the recognition of profits over the life of the policies/contracts. This match is accomplished by providing liabilities for future policy benefits (refer to Note 12 - Policyholders’ Liabilities) and the deferral and subsequent amortization of DAC.

Amounts received under deferred annuity and universal life type contracts are reported as deposits to policyholders’ account balances (refer to Note 12 - Policyholders’ Liabilities). Revenues from these contracts consist of amounts assessed during the period for mortality and expense risk, policy administration and surrender charges, and are included in Fees - universal life and annuity policies. In addition to fees, the Company earns investment income from the investment of policyholders’ deposits in the Company’s general account portfolio. The Company establishes an unearned revenue liability for amounts previously assessed to compensate the Company for services to be performed over future periods. These amounts are deferred and recognized into income over the period benefited, using the same assumptions and factors used to amortize DAC. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders’ account balances.

Premiums for contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided are recorded as income when due. Any excess profit is deferred and recognized as income in a constant relationship to insurance in-force and, for annuities, in relation to the amount of expected future benefit payments.

Premiums, universal life fee income, benefits and expenses are stated net of reinsurance ceded. Estimated reinsurance ceding allowances are recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

Net revenue from reinsurance primarily represents the experience rated refund, amortization of the deferred gain and the reserve adjustment associated with the reinsurance business ceded to New York Life, refer to Note 14 - Reinsurance. This net revenue adjustment excludes ceded universal life fees and ceded policyholder benefits, which are included on these respective lines.

Federal Income Taxes

Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years. Deferred federal income tax assets and liabilities are recognized for expected future tax consequences of temporary differences between GAAP and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby GAAP and tax balance sheets are compared to each other. Deferred income taxes are generally recognized based on enacted tax rates and a valuation allowance is recorded if it is more likely than not that any portion of the deferred tax asset will not be realized.

Authoritative guidance requires an evaluation of the recoverability of deferred tax assets and the establishment of a valuation allowance, if necessary, to reduce the deferred tax asset to an amount that is more likely than not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance many factors are considered, including: (1) the nature of deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) in which tax jurisdictions they were generated and the timing of their reversal; (4) taxable income in prior carry-back years as well as projected taxable earnings exclusive of reversing temporary differences and carryforwards; (5) the length of time that carryovers can be utilized in the various tax jurisdictions; (6) any unique tax rules that would impact the utilization of the deferred tax assets; and (7) any tax planning strategies the Company would employ to avoid a tax benefit from expiring unused.

16

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) was signed into law, making significant changes to the U.S. Internal Revenue Code that could impact the Company’s effective tax rate and cash tax payments in future periods. Among the key provisions that impact the financial statements for the year ended December 31, 2017 are the following: (1) a reduction in the corporate income tax rate to 21% and (2) the transition to a territorial tax system rather than a worldwide system, including the imposition of a one-time transitional tax on the accumulated earnings of our foreign subsidiaries. Other significant provisions that are not yet effective but may impact income taxes in future years include: (1) modifications to the calculation of the dividends received deduction (“DRD”), (2) changes in how deductions are determined for insurance reserves, (3) increases in the amount of policy acquisition expenses that must be capitalized and amortized for federal income tax purposes, (4) the imposition of a Global Intangible Low-Taxed Income provision which applies a U.S. minimum tax to earnings of foreign subsidiaries in excess of a 10% deemed return on tangible assets of foreign subsidiaries, (5) a new tax with respect to payments to non-U.S. affiliates that are at least 25% owned (the Base Erosion Anti-Abuse Tax) and (6) limitations on the current deductibility of net interest expense in excess of 30% of adjusted taxable income for leveraged balance sheets.

On December 22, 2017, SEC staff issued “Staff Accounting Bulletin 118 (“SAB 118”), Income Tax Accounting Implications of the Tax Cuts and Jobs Act”, which allows registrants to record provisional amounts during a ‘measurement period’ not to extend beyond one year. On January 10, 2018, the FASB issued a Staff Q&A document, which indicates that they would not object to private companies applying SAB 118 and this would be compliant with GAAP.  Under the relief provided by SAB 118, a company can recognize provisional amounts when it does not have the necessary information available, prepared or analyzed in reasonable detail to complete its accounting for the change in tax law. See Note 16 - Income Taxes for a discussion of provisional amounts related to the TCJA.

The Company is a member of a group that files a consolidated federal income tax return with New York Life. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that each member of the group computes its share of the consolidated tax provision or benefit, in general, on a separate company basis, and may, where applicable, include the tax benefits of operating or capital losses utilizable in NYLIC’s consolidated returns. Intercompany tax balances are generally settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated return. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years.

In accordance with the authoritative guidance related to income taxes, the Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. The amount of tax benefit recognized for an uncertain tax position is the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits are included in Other liabilities and are charged to earnings in the period that such determination is made. The Company classifies interest and penalties related to tax uncertainties as Income tax expense.

17

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 4 - BUSINESS RISKS AND UNCERTAINTIES

The Company is exposed to an array of risks, including, but not limited to, regulatory actions, financial risk, risks associated with its investments and operational risk, including cyber security.

The Company is regulated by the insurance departments of the states and territories where it is licensed to do business. Although the federal government does not directly regulate the business of insurance, federal legislation and administrative policies can significantly and adversely affect the insurance industry and the Company. The Company is unable to predict whether any administrative or legislative proposals, at both the federal or state level, will be adopted in the future, or the effect, if any, such proposals would have on the Company.

The Company's insurance liabilities and assets under management are exposed to market risk, policyholder behavior risk and mortality/longevity risk. Market volatility and other equity market conditions may affect the Company’s exposure to risks related to guaranteed death benefits and guaranteed living benefits on variable annuity products. Furthermore, the level of sales of the Company’s insurance and investment products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets, and terms and conditions of competing products.
The Company is exposed to the risks normally associated with an investment portfolio, which include interest rate, liquidity, credit and counterparty risks. The Company controls its exposure to these risks by, among other things, closely monitoring and managing the duration and cash flows of its assets and liabilities, maintaining a large percentage of its portfolio in highly liquid securities, engaging in a disciplined process of underwriting, reviewing and monitoring credit risk, and by devoting significant resources to develop and periodically update its risk management policies and procedures.

The Company relies on computer systems to conduct business and to retain confidential information. The failure of the Company’s computer systems for any reason could disrupt its operations, result in the loss of customer business, damage the Company’s reputation, expose the Company to litigation and regulatory action and adversely impact its profitability.

NOTE 5 - RECENT ACCOUNTING PRONOUNCEMENTS

Adoption of New Accounting Pronouncements

In February 2018, the FASB issued updated guidance that permits companies to reclassify stranded tax effects in Accumulated Other Comprehensive Income (“AOCI”) to retained earnings caused by the TCJA. The Company early adopted this guidance by increasing AOCI and decreasing retained earnings by $308 million at December 31, 2017. The reclassification was done for all items within AOCI related to disproportionate tax effects caused by the Act and were associated with the change in the U.S. corporate income tax rate. Absent this new updated guidance, the Company's policy for releasing income tax effects from AOCI would have been to reclassify such effects upon liquidation of the investment portfolio or upon termination of a benefit plan obligation.

Future Adoption of New Accounting Pronouncements

In August 2017, the Financial Accounting Standard Board (“FASB”) issued updated guidance on accounting for hedging activities with an objective to better align an entity’s risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results. The amendments expand and refine hedge accounting for both nonfinancial and financial risk components and align the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. The Company plans to adopt the guidance on its required effective date of January 1, 2019 with a cumulative effective adjustment recorded for the impact on adoption. The Company is currently assessing the impact of this guidance on its consolidated financial statements.

In February 2017, the FASB issued updated guidance on partial sales of and derecognition of non-financial assets. The guidance clarifies when and how to apply Accounting Standards Codification (“ASC”) 610-20, Other Income, by defining “in substance non-financial assets,” unifying guidance related to partial sales of non-financial assets, and eliminating rules specifically addressing sales of real estate. When an entity transfers its controlling interest in a non-financial asset, but retains a non-controlling ownership interest, the entity will measure the retained interest at fair value. This will result in full gain/loss recognition upon the sale of a controlling interest in a non-financial asset. Current guidance generally prohibits gain recognition on the retained interest. The new guidance is effective on January 1, 2018 and needs to be applied on a

18

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 5 – RECENT ACCOUNTING PRONOUNCEMENTS (continued)

retrospective basis. The Company is in the process of finalizing the adoption of this guidance and does not expect the impact to be material.

In June 2016, the FASB issued updated guidance for recognizing credit losses on certain financial instruments based on an estimate of current expected credit losses. Entities will be required to estimate lifetime expected credit losses based on an asset’s amortized cost that reflects losses expected over the remaining contractual life of an asset. The estimate of expected credit losses (ECL) should consider historical information, current information, and the reasonable and supportable forecasts of future events and circumstances, as well as estimates of prepayments. This includes reflect the risk of loss, even when that risk is remote. The guidance also modifies other-than-temporary impairment guidance for available-for-sale debt securities to require the use of an allowance rather than a direct write down of the investment, and replaces existing guidance for purchased credit deteriorated loans and debt securities. The Company plans to adopt the guidance on its required effective date of January 1, 2020 using a modified retrospective approach. The Company is currently assessing the impact of this guidance.

In January 2016, the FASB issued updated guidance that changes the rules regarding recognition and measurement of financial assets and financial liabilities. Amongst other changes, the new guidance eliminates the current classification of the equity securities as trading or available-for-sale and requires that an entity reports all equity securities (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) at fair value with changes in fair value recognized in income. The Company plans to adopt the guidance on its required effective date of January 1, 2018 with a cumulative effective adjustment recorded for the impact on adoption. The Company is in the process of finalizing the adoption of this guidance and does not expect the impact to be material.

In May 2014, the FASB issued updated guidance on accounting for revenue recognition, which supersedes most existing revenue recognition guidance. The standard excludes from its scope the accounting for insurance contracts, leases, financial instruments, and other agreements that are governed under other GAAP guidance, but could affect the revenue recognition for certain of our other activities. The guidance requires an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to, in exchange for those goods or services. The guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from cost incurred to obtain or fulfill a contract. The Company plans to adopt the guidance on its required effective date of January 1, 2018 using a modified retrospective approach with a cumulative effect adjustment to retained earnings at the date of adoption. The Company is in the process of finalizing the adoption of this guidance and does not expect the impact to be material.

19

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 6 – INVESTMENTS

Fixed Maturities, Available-for-sale

The amortized cost and estimated fair value of fixed maturities available-for-sale at December 31, 2017 and 2016, by contractual maturity1, is presented below (in millions).

	2017		2016
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available-for-sale
Due in one year or less	$2,220	$2,234	$2,465	$2,487
Due after one year through five years	17,401	17,794	16,117	16,625
Due after five years through ten years	20,601	21,163	21,535	21,834
Due after ten years	14,967	16,378	12,248	12,865

Mortgage-backed and asset-backed securities:
U.S. agency mortgage-backed and asset-backed securities	16,379	16,751	15,154	15,554
Non-agency mortgage-backed securities	6,775	6,862	6,230	6,288
Non-agency asset-backed securities	6,919	6,978	6,911	6,903
Total available-for-sale	$85,261	$88,159	$80,660	$82,556

1Expected maturities may differ from contractual maturities because issuers may have the right to call or repay obligations with or without call or prepayment penalties.

20

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 6 - INVESTMENTS (continued)

At December 31, 2017 and 2016, the distribution of gross unrealized gains and losses on investments in fixed maturities were as follows (in millions):

	2017
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	OTTI in AOCI(1)
Available-for-sale
U.S. Treasury	$914	$78	$10	$982	$—
U.S. government corporations and agencies	1,043	113	7	1,149	—
U.S. agency mortgage-backed and asset-backed securities	16,379	560	188	16,751	—
Foreign governments	318	30	1	347	—
U.S. corporate	41,382	1,973	188	43,167	—
Affiliated bonds	1,875	115	—	1,989	—
Foreign corporate	9,658	326	50	9,934	—
Non-agency residential mortgage-backed securities	927	53	6	974	(2)
Non-agency commercial mortgage-backed securities	5,848	84	43	5,888	—
Non-agency asset-backed securities[2]	6,919	86	27	6,978	(1)
Total available-for-sale	$85,261	$3,418	$520	$88,159	$(3)

	2016
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	OTTI in AOCI(1)
Available-for-sale
U.S. Treasury	$1,620	$63	$29	$1,654	$—
U.S. government corporations and agencies	1,145	105	13	1,237	—
U.S. agency mortgage-backed and asset-backed securities	15,154	633	233	15,554	—
Foreign governments	331	33	1	363	—
U.S. corporate	37,111	1,501	440	38,172	—
Affiliated bonds	1,780	36	—	1,816	—
Foreign corporate	10,378	300	108	10,569	—
Non-agency residential mortgage-backed securities	960	45	16	989	(7)
Non-agency commercial mortgage-backed securities	5,270	96	67	5,299	—
Non-agency asset-backed securities[2]	6,911	62	70	6,903	(2)
Total available-for-sale	$80,660	$2,874	$977	$82,556	$(9)

1 Represents the amount of OTTI losses in AOCI, which were not included in earnings pursuant to authoritative guidance. The amount excludes $76 million and $67 million for the years ended December 31, 2017 and 2016, respectively, of gross unrealized gains on impaired securities relating to changes in the value of such securities subsequent to the impairment measurement date.
2 Includes auto loans, credit cards, education loans and other asset types.

At December 31, 2017 and 2016, the Company had outstanding contractual obligations to acquire additional private placement securities amounting to $662 million and $447 million, respectively.

The Company had less than $1 million in fixed maturities that were non-income producing for the last 12 months at December 31, 2017. The Company had $3 million in fixed maturities that were non-income producing for the last 12 months at December 31, 2016.

21

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 6 - INVESTMENTS (continued)

Equity Securities, Available-for-sale

At December 31, 2017 and 2016, the distribution of gross unrealized gains and losses on available-for-sale equity securities were as follows (in millions):

	Cost	Unrealized Gains	Unrealized Losses	Fair Value
2017	$36	$5	$—	$41
2016	$32	$3	$1	$34

Fixed Maturity and Equity Securities, at fair value

Securities at fair value include purchases of more than 20% of the outstanding shares or units of mutual funds, trusts or similar financial instruments (collectively funds) for which the NAV is calculated and published on either a monthly or daily basis. The Company generally elects the fair value option for these investments and accounts for them at fair value, instead of equity method accounting. Reporting these investments at fair value based on each fund’s NAV more accurately reflects the value of each investment. At December 31, 2017 and 2016, the Company held $7 million and $5 million, respectively, in securities at fair value for these investments.

Mortgage Loans

The Company’s mortgage loan investments are diversified by property type, location and borrower and are collateralized by the related properties.

At December 31, 2017 and 2016, contractual commitments to extend credit under mortgage loan documents amounted to $821 million and $508 million, respectively, at fixed and floating interest rates ranging from 2.56% to 11.19% in 2017 and from 2.06% to 6.21% in 2016. These commitments are diversified by property type and geographic region.

22

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 6 - INVESTMENTS (continued)

At December 31, 2017 and 2016, the distribution of the mortgage loan portfolio by property type and geographic region were as follows ($ in millions):

	2017		2016
	Amount	% of Total	Amount	% of Total
Property Type
Office buildings	$4,269	29.6%	$4,217	30.7%
Apartment buildings	4,289	29.7	3,967	28.9
Retail facilities	3,820	26.4	3,798	27.7
Industrial	1,781	12.3	1,483	10.8
Hotel/ motel	226	1.6	183	1.3
Residential	35	0.2	54	0.4
Other	32	0.2	32	0.2
Total mortgage loans	14,452	100.0%	13,734	100.0%
Allowance for credit losses	(31)		(29)
Total net mortgage loans	$14,421		$13,705

	2017		2016
	Amount	% of Total	Amount	% of Total
Geographic Location
South Atlantic	$3,570	24.7%	$3,571	26.0%
Central	3,526	24.4	3,043	22.1
Middle Atlantic	3,021	20.9	2,979	21.7
Pacific	3,002	20.8	2,851	20.8
New England	1,234	8.5	1,188	8.7
Other	99	0.7	102	0.7
Total mortgage loans	14,452	100.0%	13,734	100.0%
Allowance for credit losses	(31)		(29)
Total net mortgage loans	$14,421		$13,705

The Company monitors the aging of its mortgage loans receivable on a monthly basis to determine delinquencies. At December 31, 2017 , the Company did not have any residential mortgage loans that were past due greater than 90 days. At December 31, 2017 and 2016, the Company had $4 million and $5 million, respectively, of recorded investment gross of the allowance for credit losses in residential and commercial mortgage loans that were past due greater than 90 days.

The Company establishes a specific reserve when it is probable that the Company will be unable to collect all amounts due under the contractual terms of the loan agreements, and a general reserve for probable incurred but not specifically identified losses.

23

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 6 - INVESTMENTS (continued)

The activity in the mortgage loan specific and general reserves for the years ended December 31, 2017 and 2016 is summarized below (in millions):

	2017
	Residential	Commercial	Total
Allowance for Credit Losses
Beginning balance	$2	$27	$29
Provision for credit losses	—	2	2
Ending balance	$2	$29	$31

Ending Balance
Collectively evaluated for impairment (general)	$2	$29	$31

Mortgage Loans
Ending balance (recorded investment, gross of allowance for credit losses):
Collectively evaluated for impairment (general)	$35	$14,417	$14,452
Individually evaluated for impairment (specific)	$—	$—	$—

	2016
	Residential	Commercial	Total
Allowance for Credit Losses
Beginning balance	$2	$25	$27
Provision for credit losses	—	2	2
Ending balance	$2	$27	$29

Ending Balance
Collectively evaluated for impairment (general)	$2	$27	$29

Mortgage Loans
Ending balance (recorded investment, gross of allowance for credit losses):
Collectively evaluated for impairment (general)	$53	$13,681	$13,734
Individually evaluated for impairment (specific)	$1	$—	$1

24

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 6 - INVESTMENTS (continued)

Fair value of the collateral for commercial mortgages (excluding credit loans) over $5 million is updated triennially, unless a more current appraisal is warranted. Commercial mortgages less than $5 million have an on-site inspection performed by an external inspection service every 3 years. If the loan is determined to be troubled, the loan is more frequently monitored as to its status. LTV, which is based on collateral values is deemed as one of the key mortgage loan indicators to assess credit quality and to assist in identifying problem loans. At December 31, 2017 and 2016, LTVs on the Company’s mortgage loans, based upon the recorded investment gross of allowance for credit losses, were as follows (in millions):

2017
LTV Ratio	Office Buildings	Apartment Buildings	Retail Facilities	Industrial	Hotel/Motel	Residential	Other	Total

Above 95%	$—	$—	$—	$—	$—	$—	$—	$—
91% to 95%	—	—	—	—	—	—	—	—
81% to 90%	44	—	—	—	—	—	—	44
71% to 80%	32	274	169	4	—	6	—	485
Below 70%	4,193	4,015	3,651	1,777	226	29	32	13,923
Total	$4,269	$4,289	$3,820	$1,781	$226	$35	$32	$14,452

2016
LTV Ratio	Office Buildings	Apartment Buildings	Retail Facilities	Industrial	Hotel/ Motel	Residential	Other	Total

Above 95%	$—	$—	$—	$24	$—	$1	$—	$25
91% to 95%	—	—	—	—	—	—	—	—
81% to 90%	44	—	—	—	—	—	—	44
71% to 80%	50	406	184	4	—	9	—	653
Below 70%	4,123	3,561	3,614	1,455	183	44	32	13,012
Total	$4,217	$3,967	$3,798	$1,483	$183	$54	$32	$13,734

Impaired mortgage loans were less than $1 million at December 31, 2017 and 2016. At December 31, 2017 and 2016, the Company had $4 million and $28 million in impaired loans without a related allowance, respectively.

At December 31, 2017, the Company did not have any investments in mortgage loans that were non-income producing for the last 12 months. At December 31, 2016, the Company had $28 million of investments in mortgage loans that have been non-income producing for the last 12 months.

For the years ended December 31, 2017 and 2016, there were $26 million and $156 million of mortgage loans acquired, other than through direct origination.

Investments in Affiliates

Investments in affiliates consisted of an equity investment in MCF of $600 million and $573 million at December 31, 2017 and 2016, respectively.

25

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 6 - INVESTMENTS (continued)

Other Investments

The components of Other investments at December 31, 2017 and 2016 were as follows (in millions):

	2017	2016

Limited partnerships and limited liability companies	$576	$536
Investment, at fair value, of consolidated investment companies	369	212
Senior secured commercial loans	—	7
Derivatives	241	458
Securities purchased under agreement to resell	222	298
Real estate	52	53
Short-term investments	15	90
Other invested assets	149	101
Total other investments	$1,624	$1,755

Unfunded commitments on limited partnerships, limited liability companies and senior secured commercial loans amounted to $268 million and $257 million at December 31, 2017 and 2016, respectively.

There was less than $1 million of accumulated depreciation on real estate for the years ended December 31, 2017 or 2016. There was less than $1 million of depreciation expense for the years ended December 31, 2017, 2016 and 2015.

There were no investments in real estate that have been non-income producing for the last 12 months at December 31, 2017 and 2016, respectively.

The Company receives tax credits related to its investments in qualified affordable housing projects. At December 31, 2017 and 2016, the Company had $91 million and $128 million, respectively, in qualified affordable housing investments, included in limited partnerships and limited liability companies above. The investment balance includes $17 million and $32 million of unfunded commitment as of December 31, 2017 and 2016, respectively. During 2017, 2016 and 2015, the Company recorded amortization on these investments under the proportional amortization method of $36 million, $32 million, and $40 million, respectively. The Company recorded tax credits and other tax benefits on these investments of $34 million, $42 million, and $49 million for 2017, 2016 and 2015, respectively. Both the amortization of the investments as well as the tax credits and tax benefits are recognized as a component of income tax expense (benefit).

26

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 6 - INVESTMENTS (continued)

Variable Interest Entities

The following table presents the carrying value of assets and liabilities of all of the Company's consolidated VIEs at December 31, 2017 and 2016 (in millions):

	2017			2016
Consolidated Statements of Financial Position Line Item	Managed VIEs	Other Consolidated VIEs	Total	Managed VIEs	Other Consolidated VIEs	Total

Other investments	$261	$44	$305	$204	$45	$249
Cash and cash equivalents	6	—	6	7	—	7
Investment income due and accrued	4	—	4	1	—	1
Other assets	—	—	—	—	—	—
Total assets	$271	$44	$315	$212	$45	$257

Debt	$—	$44	$44	$—	$45	$45
Other liabilities	59	—	59	55	—	55
Total liabilities	$59	$44	$103	$55	$45	$100
Managed VIEs

The Company invests in securities issued by certain collateralized and other investment structures. These structures are managed by the affiliates of the Company for which they earn a fee income. The Company analyzes these relationships to determine whether it has (1) the power to direct the activities of the VIE that most significantly impact the economic performance of the entity and (2) the obligation to absorb losses or the right to receive benefits of the entity that could be potentially significant and thus determined to be the primary beneficiary. This analysis includes a review of the affiliates’ rights and responsibilities as investment manager, the fees received by the affiliates and other interest (if any) held by the affiliates and the Company. The Company is not required to provide, and has not provided, material financial or other support to any VIE for which the affiliates are the investment manager.

The Company has analyzed these relationships and determined that it is the primary beneficiary for certain collateralized and other investment structures and consolidates these entities. The assets of these VIEs are restricted and must be used to settle liabilities of the VIE. Creditors have no recourse against the Company in the event of default by these VIEs, nor does the Company have any significant implied or unfunded commitments to these VIEs.
The Company’s financial or other support provided to these VIEs is limited to its original investment. The Company’s maximum exposure to loss resulting from its relationship with the VIEs managed by its affiliates is limited to its investment in the structures. At December 31, 2017 and 2016, the Company’s maximum exposure to loss was $111 million and $149 million, respectively.

Other Consolidated VIEs

At December 31, 2017 and 2016, the Company consolidated other VIEs for which it was determined to be the primary beneficiary. These VIEs consisted of certain entities where the affiliates of the Company are not the investment manager. Creditors have no recourse against the Company in the event of default by these VIEs. The Company’s maximum exposure to loss resulting from its relationship with these structures is limited to its investment. At December 31, 2017 and 2016, the Company’s maximum exposure to loss was $43 million.

Unconsolidated VIEs

In the normal course of its activities, the Company invests in structured investments including VIEs for which it is not the primary beneficiary. These structured investments typically invest in fixed income investments that are managed by third-parties and include asset-backed securities, commercial mortgage-backed securities and residential mortgage-backed securities. The Company’s maximum exposure to loss on these structured investments, both VIEs and non-VIEs, is limited

27

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 6 - INVESTMENTS (continued)

to the amount of its investment. The Company has not provided financial or other support, other than its direct investment, to these structures. The Company has determined that it is not the primary beneficiary of these structures due to the fact that it does not have the power to direct the activities that significantly impact the VIEs’ economic performance. The Company classifies these investments as Fixed maturities – Available-for-sale and Securities, at fair value. The maximum exposure to loss associated with these investments was $30,678 million and $28,850 million at December 31, 2017 and 2016, respectively.

In the normal course of its activities, the Company invests in joint ventures, limited partnerships and limited liability companies. These investments include hedge funds, private equity funds and real estate related funds that may or may not be VIEs. The Company’s maximum exposure to loss on these investments, both VIEs and non-VIEs, is limited to the amount of its investment. The Company has determined that it is not the primary beneficiary of these structures because it does not have the power to direct the activities that significantly impact the entities economic performance. The Company classifies these investments as Other investments and its maximum exposure to loss associated with these entities was $576 million and $536 million at December 31, 2017 and 2016, respectively.

These investments are subject to ongoing review for impairment and for events that may cause management to reconsider whether or not it is the primary beneficiary. The Company has no additional economic interest in these structures in the form of derivatives, related guarantees, credit enhancement or similar instruments and obligations. Creditors have no recourse against the Company in the event of default. The Company has unfunded commitments in joint ventures, limited partnerships and limited liability companies which are discussed in the Other investments section above.

Restricted Assets and Special Deposits

Assets with a carrying value of $13 million and $19 million at December 31, 2017 and 2016, respectively, were on deposit with governmental authorities or trustees as required by certain state insurance laws and are included in Fixed maturities – Available-for-sale, at fair value. Refer to Note 15 – Commitments and Contingencies for additional discussion on assets pledged as collateral.

NOTE 7 – DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT

The Company uses derivative instruments to manage interest rate, currency, and equity risk. These derivative instruments include foreign currency forwards, interest rate futures, interest rate and equity options, and interest rate, equity and foreign currency swaps. The Company does not engage in derivative instrument transactions for speculative purposes. Refer to Note 3 – Significant Accounting Policies for a discussion on the accounting for derivative instruments.

The Company may enter into exchange-traded futures and over-the-counter (“OTC”) derivative instruments. Exchange-traded futures are executed through regulated exchanges and require daily posting of initial and variation margin When the Company enters into exchange-traded futures, it is exposed to credit risk resulting from default of the exchange.

OTC derivatives may either be cleared through a clearinghouse (“OTC-cleared”) or transacted between the Company and a counterparty under bilateral agreements (“OTC-bilateral”). Similar to exchange-traded futures, when the Company enters into OTC-cleared derivatives, it becomes subject to initial and daily variation margin postings. When transacting OTC-cleared derivatives, the Company is exposed to credit risk resulting from default of the clearinghouse and/or default of the Futures Commission Merchant (e.g. clearinghouse agent).

When transacting OTC-bilateral derivatives, the Company is exposed to the potential default of its OTC-bilateral counterparty. The Company deals with a large number of highly rated OTC-bilateral counterparties, thus limiting its exposure to any single counterparty. The Company has controls in place to monitor credit exposures of OTC-bilateral counterparties by limiting transactions within specified dollar limits and continuously assessing the creditworthiness of its counterparties. The Company uses master netting arrangements with OTC-bilateral counterparties and adjusts transaction levels, when appropriate, to minimize risk. The Company’s policy is not to offset the fair value recognized for derivatives executed with the same OTC-bilateral counterparty under the same master netting agreements with the associated collateral.

28

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 7 – DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT (continued)

The following table presents recognized derivative instruments that are subject to enforceable master netting agreements at December 31, 2017 and 2016 (in millions):

	2017
	Gross amounts of recognized derivative instruments [1]	Gross amounts offset in the Statement of Financial Position	Gross amounts presented in the Statement of Financial Position	Gross amounts not offset in Statement of Financial Position	Cash collateral	Securities collateral	Net amounts of recognized derivative instruments
Assets	$249	$(7)	$241	$(81)	$(156)	$—	$4
Liabilities	$(115)	$—	$(115)	$81	$28	$—	$(6)

	2016
	Gross amounts of recognized derivative instruments [1]	Gross amounts offset in the Statement of Financial Position	Gross amounts presented in the Statement of Financial Position	Gross amounts not offset in Statement of Financial Position	Cash collateral	Securities collateral	Net amount of recognized derivative instruments
Assets	$458	$—	$458	$(37)	$(405)	$(10)	$6
Liabilities	$(43)	$—	$(43)	$37	$3	$—	$(4)

1 The gross amounts exclude investment income due and accrued and accrued investment expense on derivatives, which are included in Other assets and Other liabilities, respectively.

Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral where appropriate. All of the net credit exposure for the Company from derivative contracts is with investment-grade counterparties. For OTC-cleared and exchange traded derivatives, the Company obtains variation margin which is adjusted daily based on the parties’ net derivative position.

For OTC-bilateral derivatives, the Company obtains collateral in accordance with the terms of credit support annexes (“CSA’s”) negotiated as part of the master agreements entered into with most OTC-bilateral counterparties. The CSA defines the terms under which collateral is transferred between the parties in order to mitigate credit risk arising from “in the money” derivative positions. The CSA requires that an OTC-bilateral counterparty post collateral to secure its anticipated derivative obligation, taking into account netting arrangements. In a few cases, these CSAs provide that the counterparties are not required to post collateral below a specified threshold; however the agreements governing these bilateral relationships also include credit contingent provisions whereby the threshold declines on a sliding scale with declines in the OTC-bilateral counterparties’ ratings. In addition, certain of the Company’s contracts require that if the Company’s (or its counterparty’s) credit rating were to fall below a specified rating assigned by a credit rating agency, the other party could request immediate payout on all transactions under the contracts or full collateralization of the positions thereunder. Cash collateral is invested in short-term investments. If the credit contingent features had been triggered at December 31, 2017, the Company estimates that it would not have had to post additional collateral for a one notch downgrade in the Company’s credit rating, and would have had to post additional collateral of $5 million for a downgrade that would trigger full collateralization.

The Company may be exposed to credit-related losses in the event that an OTC-bilateral counterparty fails to perform its obligations under its contractual terms. In contractual arrangements with OTC-bilateral counterparties that do not include netting provisions in the event of default, credit exposure is limited to the positive fair value of derivatives at the reporting date. In contractual arrangements with OTC-bilateral counterparties that include netting provisions, in the event of default, credit exposure is limited to the net fair value, if positive, of all derivatives at the reporting date.

29

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 7 – DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT (continued)

The following table presents the notional amount and gross fair value of derivative instruments that are qualifying and designated for hedge accounting, by type of hedge designation, and those that are not designated for hedge accounting (excluding embedded derivatives) at December 31, 2017 and 2016 (in millions):

		2017			2016

		Fair Value [2,3]			Fair Value [2,3]
	Primary Risk Exposure	Notional Amount (1)	Asset	Liability	Notional Amount (1)	Asset	Liability

Derivatives Qualifying and Designated:
Cash Flow Hedges:
Foreign currency swaps	Currency	$68	$9	$—	$68	$13	$—
Interest rate swaps	Interest	12	—	—	12	4	—
Total derivatives qualifying and designated		80	9	—	80	17	—

Derivatives Not Designated:
Interest rate options	Interest	23,983	6	—	29,876	24	—
Equity options	Equity	652	32	—	652	53	—
Equity swaps	Equity	93	7	—	93	5	2
Foreign currency forwards	Currency	117	1	1	114	5	—
Foreign currency swaps	Currency	2,594	162	83	2,287	325	7
Futures	Interest	14	—	—	8	—	—
Interest rate swaps	Interest	3,569	25	31	3,662	29	34
Total derivatives not designated		31,022	233	115	36,692	441	43
Total derivatives		$31,102	$242	$115	$36,772	$458	$43

1 Notional amounts of derivative instruments generally do not represent the amounts exchanged between the parties engaged in the transaction.
2 The fair value amounts exclude investment income due and accrued, and accrued investment expense on derivatives, which are included in Other assets and Other liabilities, respectively. Refer to Note 9 – Fair Value Measurements for discussion of valuation methods for derivative instruments.
3 Effective January 3, 2017, the Chicago Mercantile Exchange (CME) amended its rulebook to legally characterize variation margin payments for over-the-counter derivatives they clear as settlements rather than collateral. Previously, any variation margin received or paid on derivative assets and liabilities, respectively, was shown gross on the balance sheet in other liabilities and other assets, respectively. The change in characterization of variation margin reduced gross derivative assets by $7, gross derivative liabilities by $0, accrued investment income by $0 million and accrued investment expenses by $0 million.

Interest Rate Risk Management

The Company enters into various types of interest rate derivatives primarily to minimize exposure to fluctuations in interest rates on assets and liabilities held by the Company.

Interest rate swaps are used by the Company to hedge interest rate risk for individual and portfolios of assets. Interest rate swaps are agreements with other parties to exchange, at specified intervals, the difference between interest amounts calculated by reference to an agreed upon notional value. Generally, no cash is exchanged at the onset of the contract and no principal payments are made by either party. The Company does not act as an intermediary or broker in interest rate swaps.

Inflation swaps are used by the Company to hedge inflation risk of certain policyholder liabilities linked to the U.S. Consumer Price Index.

Interest rate (Treasury) futures are used by the Company to manage duration of the Company’s fixed income portfolio.
Interest rate futures are exchange traded contracts to buy or sell at a specific price at a future date.

30

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 7 – DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT (continued)

Interest rate options are used by the Company to hedge the risk of increasing interest rates on policyholder liabilities. Under these contracts, the Company will receive payments from counterparties should an agreed upon interest rate level be reached and payments will continue to increase under the option contracts until an agreed upon interest rate ceiling, if applicable.

Currency Risk Management

The primary purpose of the Company’s foreign currency hedging activities is to protect the values of foreign currency denominated assets from the risk of changes in foreign exchange rates.

Foreign currency swaps are agreements with other parties to exchange, at specified intervals, principal and interest in one currency for the same in another, at a fixed exchange rate, which is generally set at inception, calculated by reference to an agreed upon notional value. Generally, only principal payments are exchanged at the onset and the end of the contract.

Foreign currency forwards involve the exchange of foreign currencies at a specified future date and at a specified price. No cash is exchanged at the time the agreement is entered into.

Equity Risk Management

The Company purchases equity put options and enters into equity swaps to minimize exposure to the market risk associated with guarantees on certain underlying policyholder liabilities. Options require upfront fees paid at the time the agreements are entered into. Equity swaps are agreements between parties to exchange interest payments for an equity return.

Cash Flow Hedges

The following table presents the effects of derivatives in qualified cash flow hedging relationships, for the years ended December 31, 2017, 2016 and 2015 (in millions):

	Gain (loss) recognized in OCI (effective portion)[1]	Gain (loss) reclassified from AOCI into net income (effective portion)
		Net investment gains (losses)	Net investment income
2017
Foreign currency swaps	$(4)	$(4)	$1
Interest rate swaps	—	2	—
Total	$(4)	$(2)	$1

2016
Foreign currency swaps	$(7)	$9	$1
Interest rate swaps	—	1	1
Total	$(7)	$10	$2

2015
Foreign currency swaps	$24	$—	$2
Interest rate swaps	—	—	1
Total	$24	$—	$3

1 The amount of gain or loss recognized in OCI is reported as a change in net unrealized investment gains or losses, a component of AOCI.

In 2017, 2016 and 2015, there were no instances in which the Company discontinued cash flow hedge accounting because the forecasted transactions, for which a hedge was entered into, did not occur on the anticipated date or in the additional time period permitted under the authoritative guidance on derivatives and hedging.

There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments.

31

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 7 – DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT (continued)

For derivatives which are designated for hedge accounting, there were no components of the derivative’s gain or loss excluded from the assessment of effectiveness for the years ended December 31, 2017, 2016 and 2015.

Presented below is a rollforward of the components of AOCI, before taxes, related to cash flow hedges (in millions):

	2017	2016	2015
Balance, beginning of year	$15	$34	$13
(Losses) gains deferred in AOCI on the effective portion of cash flow hedges	(4)	(7)	24
Losses (gains) reclassified to net income	1	(12)	(3)
Balance, end of year	$12	$15	$34

At December 31, 2017, there were gains of $1 million on derivatives in AOCI which are expected to be reclassified to earnings within the next 12 months.

Derivatives Not Designated

The Company has derivative instruments that are not designated or do not qualify for hedge accounting treatment.

The following table provides gains and losses on derivative instruments not designated for hedging accounting, which are included in Net investment gains (losses) for the years ended December 31, 2017, 2016 and 2015 (in millions):

Derivative Type	2017	2016	2015

Interest rate options	$(18)	$(4)	$(16)
Equity options	—	(13)	(2)
Equity swaps	(14)	7	(4)
Foreign currency forwards	(10)	5	3
Foreign currency swaps	(199)	144	165
Interest rate swaps	20	12	36
Total	$(221)	$151	$182

Embedded Derivatives

The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. At December 31, 2017 and 2016, there were no embedded derivatives that could not be separated from their host contracts.

The following table presents the fair value of the Company’s embedded derivatives in host contracts at December 31, 2017 and 2016 (in millions):

	Consolidated Statements of Financial Position Line Item
		2017	2016

Guaranteed minimum accumulation benefits[1]	Policyholders’ account balances	$33	$180
Other[1]	Other liabilities	3	$3
Total		$3	$3

1 For further information on these embedded derivatives refer to Note 9 – Fair Value Measurements.

32

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 7 – DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT (continued)

The following table presents the changes in fair value related to embedded derivatives in host contracts for the years ended December 31, 2017, 2016 and 2015 (in millions):

	2017	2016	2015

Interest credited to policyholders’ account balances	$(147)	$25	$(26)
Net revenue from reinsurance	$—	$1	$2

NOTE 8 – SEPARATE ACCOUNTS

Separate Accounts Registered with the SEC

The Company maintains separate accounts, which are registered with the SEC, for its variable deferred annuity and variable life insurance products with assets of $32,766 million and $28,819 million at December 31, 2017 and 2016, respectively. The assets of these separate accounts are comprised of investments in shares of the New York Life sponsored MainStay VP Funds Trust and other non-proprietary insurance-dedicated funds.

Separate Accounts Not Registered with the SEC

The Company also maintains separate accounts, which are not registered with the SEC, with assets of $2,326 million and $1,988 million at December 31, 2017 and 2016, respectively. The assets in these separate accounts are comprised of investments in MainStay VP Funds Trust, non-proprietary mutual funds and limited partnerships. The assets in these separate accounts are carried at fair value.

Refer to Note 12 – Policyholders’ Liabilities for information regarding separate accounts with contractual guarantees for minimum death benefits (“GMDB”), guaranteed minimum accumulation benefits (“GMAB”), enhanced beneficiary benefit (“EBB”) and guaranteed future income benefits (“GFIB”).

NOTE 9 – FAIR VALUE MEASUREMENTS

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company's assets and liabilities recorded at fair value, except certain assets for which the NAV per share is used as a practical expedient, are measured and classified in accordance with a fair value hierarchy consisting of three levels based on the observability of the inputs used in measuring the fair value. The level is determined based on the lowest level input that is significant to the fair value measurement.

33

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 9 – FAIR VALUE MEASUREMENTS (continued)

The levels of the fair value hierarchy based on the inputs to the valuation are as follows:

Level 1
Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. Active markets are defined as a market in which many transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active for identical or similar assets or liabilities, or other model driven inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Valuations are generally obtained from third-party pricing services for identical or comparable assets or liabilities or through the use of valuation methodologies using observable market inputs.

Level 3
Instruments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions in pricing the asset or liability. Pricing may also be based upon broker quotes that do not represent an offer to transact. Prices are determined using valuation methodologies such as option pricing models, discounted cash flow models and other similar techniques. Non-binding broker quotes, which are utilized when pricing service information is not available, are reviewed for reasonableness based on the Company’s understanding of the market, and are generally considered Level 3. To the extent the internally developed valuations use significant unobservable inputs, they are classified as Level 3.

Determination of Fair Value

The Company has an established and well-documented process for determining fair value of its financial instruments.
Security pricing is applied using a hierarchy approach whereby publicly available prices are first sought from nationally recognized third party pricing services. For most private placement securities, the Company applies a matrix-based pricing methodology, which uses spreads derived from third party benchmark bond indices. For private placement securities that cannot be priced through these processes, the Company uses internal models and calculations. All other securities are submitted to independent brokers for prices. The Company performs various analyses to ascertain that the prices represent fair value. Examples of procedures performed include, but are not limited to, back testing recent trades, monitoring of trading volumes, and performing variance analysis of monthly price changes using different thresholds based on asset type. The Company also performs an annual review of all third-party pricing services. During this review, the Company obtains an understanding of the process and sources used by the pricing service to ensure that they maximize the use of observable inputs, the pricing service’s frequency of updating prices, and the controls that the pricing service uses to ensure that their prices reflect market assumptions. The Company also selects a sample of securities and obtains a more detailed understanding from each pricing service regarding how they derived the price assigned to each security. Where inputs or prices do not reflect market participant assumptions, the Company will challenge these prices and apply different methodologies that will enhance the use of observable inputs and data. The Company may use non-binding broker quotes or internal valuations to support the fair value of securities which go through this formal price challenge process.
In addition, the Company has a pricing committee that provides oversight over the Company’s prices and fair value process for securities. The committee is comprised of representatives from the Company's Investment Management group, Controller's, Compliance and Security Operations. The committee meets quarterly and is responsible for the review and approval of the Company’s valuation procedures. The committee is also responsible for the review of pricing exception reports as well as the review of significant inputs used in the valuation of assets that are valued internally.

34

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 9 – FAIR VALUE MEASUREMENTS (continued)

The following tables represent the balances of assets and liabilities measured at fair value on a recurring basis at December 31, 2017 and 2016 (in millions):

	2017
	Level 1	Level 2	Level 3	NAV as a Practical Expedient[3]	Total

Fixed maturities - available-for-sale
U.S. Treasury	$—	$982	$—	$—	$982
U.S. government corporations and agencies	—	1,137	12	—	1,149
U.S. agency mortgage-backed and asset-backed securities	—	16,750	1	—	16,751
Foreign governments	—	343	4	—	347
U.S. corporate	—	43,101	66	—	43,167
Affiliated bonds	—	—	1,989	—	1,989
Foreign corporate	—	9,921	13	—	9,934
Non-agency residential mortgage-backed securities	—	967	7	—	974
Non-agency commercial mortgage-backed securities	—	5,550	338	—	5,888
Non-agency asset-backed securities	—	6,213	765	—	6,978
Total fixed maturities - available-for-sale	—	84,964	3,195	—	88,159
Fixed maturities - securities, at fair value
U.S agency mortgage-backed and asset-backed securities	—	5	—	—	5
U.S. corporate	—	438	—	—	438
Foreign corporate	—	1,902	—	—	1,902
Non-agency residential mortgage-backed securities	—	3	—	—	3
Non-agency commercial mortgage-backed securities	—	34	2	—	36
Non-agency asset-backed securities	—	23	21	—	44
Total fixed maturities - securities, at fair value	—	2,405	23	—	2,428
Equity securities - available-for-sale
Common stock	—	—	25	—	25
Non-redeemable preferred stock	—	—	16	—	16
Total equity securities - available-for-sale	—	—	41	—	41
Equity securities - securities, at fair value
Common stock	701	—	4	—	705
Non-redeemable preferred stock	—	2	—	—	2
Mutual funds	423	—	1	7	431
Total equity securities - securities, at fair value	1,124	2	5	7	1,138
Derivative assets	—	228	13	—	241
Securities purchased under agreements to resell	—	223	—	—	223
Investments, at fair value of consolidated
investment companies	132	236	1	—	369
Other invested assets	—	46	—	—	46
Cash equivalents	200	1,964	—	—	2,164
Short-term investments	—	15	—	—	15
Separate account assets	34,835	—	—	257	35,092
Total assets accounted for at fair value on a recurring basis	$36,291	$90,083	$3,278	$264	$129,916

Policyholders’ account balances [1]	$—	$—	$33	$—	$33
Derivative liabilities	—	115	3	—	118
Total liabilities accounted for at fair value on a recurring basis [2]	$—	$115	$36	$—	$151

1 Policyholders’ account balances represent embedded derivatives bifurcated from host contracts.
2 Separate account liabilities are not included above, as they are reported at contract value in accordance with the Company’s policy (refer to Note 3 – Significant Accounting Policies).
3 The fair value amounts presented in the category are intended to permit reconciliation of the total assets in this table to the amounts presented in the statements of financial position.

35

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 9 – FAIR VALUE MEASUREMENTS (continued)

	2016
	Level 1	Level 2	Level 3	NAV as a Practical Expedient[3]	Total

Fixed maturities - available-for-sale
U.S. Treasury	$—	$1,654	$—	$—	$1,654
U.S. government corporations and agencies	—	1,213	24	—	1,237
U.S. agency mortgage-backed and asset-backed securities	—	15,552	2	—	15,554
Foreign governments	—	357	6	—	363
U.S. corporate	—	38,072	101	—	38,173
Affiliated bonds	—	—	1,816	—	1,816
Foreign corporate	—	10,566	2	—	10,568
Non-agency residential mortgage-backed securities	—	983	6	—	989
Non-agency commercial mortgage-backed securities	—	5,067	232	—	5,299
Non-agency asset-backed securities	—	5,921	982	—	6,903
Total fixed maturities - available-for-sale	—	79,385	3,171	—	82,556
Fixed maturities - securities, at fair value
U.S. agency mortgage-backed and asset-backed securities	—	5	—	—	5
U.S. corporate	—	326	—	—	326
Foreign corporate	—	1,492	—	—	1,492
Non-agency residential mortgage-backed securities	—	4	—	—	4
Non-agency commercial mortgage-backed securities	—	41	2	—	43
Non-agency asset-backed securities	—	51	2	—	53
Total fixed maturities - securities, at fair value	—	1,919	4	—	1,923
Equity securities - available-for-sale
Common stock	—	—	19	—	19
Non-redeemable preferred stock	—	1	14	—	15
Total equity securities - available-for-sale	—	1	33	—	34
Equity securities - securities, at fair value
Common stock	559	—	2	—	561
Mutual funds	359	—	—	5	364
Total equity securities - securities, at fair value	918	—	2	5	925
Derivative assets	—	429	29	—	458
Securities purchased under agreements to resell	—	298	—	—	298
Investments, at fair value of consolidated
investment companies	181	31	—	—	212
Other invested assets	—	15	—	—	15
Cash equivalents	119	1,671	—	—	1,790
Short-term investments	—	90	—	—	90
Separate account assets	30,444	—	—	363	30,807
Total assets accounted for at fair value on a recurring basis	$31,662	$83,839	$3,239	$368	$119,108

Policyholders’ account balances [1]	$—	$—	$180	$—	$180
Derivative liabilities	—	41	2	—	43
Total liabilities accounted for at fair value on a recurring basis [2]	$—	$41	$182	$—	$223

1 Policyholders’ account balances represent embedded derivatives bifurcated from host contracts.
2 Separate account liabilities are not included above, as they are reported at contract value in accordance with the Company’s policy (refer to Note 3 – Significant Accounting Policies).
3 The fair value amounts presented in the category are intended to permit reconciliation of the total assets in this table to the amounts presented in the statements of financial position.

36

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 9 – FAIR VALUE MEASUREMENTS (continued)

The following represents a summary of significant valuation techniques for assets and liabilities used to determine fair value, as well as the general classification of such instruments in the valuation hierarchy.

Fixed maturities available-for-sale and Securities at fair value

Fixed maturity securities priced using a pricing service are generally classified as Level 2. The pricing service generally uses an income-based valuation approach by using a discounted cash flow model or a market approach by looking at recent trades of a specific security to determine fair value on public securities or a combination of the two. Typical inputs used by these pricing services include, but are not limited to: benchmark yields, reported trades, issuer spreads, bids, offers, benchmark securities, estimated cash flows and prepayment speeds.

Private placement securities are primarily priced using a market approach such as a matrix-based pricing methodology, which uses spreads derived from third-party benchmark bond indices. Specifically, the Barclays Investment Grade Corporate Index is used for investment-grade securities and the Citi High Yield Cash Index is used for below investment-grade securities. These indices are two widely recognizable, reliable and well regarded benchmarks by participants in the financial industry, which represents the broader U.S. public bond markets.
Certain private placement securities that cannot be priced using the matrix pricing described above, are priced by an internally developed discounted cash flow model or are priced based on internal calculations. The model uses observable inputs with a discount rate based off spreads of comparable public bond issues, adjusted for liquidity, rating and maturity. The Company assigns a credit rating for private placement securities based upon internal analysis. The liquidity premium is usually based on market transactions. These securities are classified as Level 2.
For some of the private placement securities priced through the model, the liquidity adjustments may not be based on market data, but rather, calculated internally. If the impact of the liquidity adjustment, which usually requires the most judgment, is not significant to the overall value of the security, the security is still classified as Level 2.

The valuation techniques for most Level 3 fixed maturity securities are generally the same as those described in Level 2. However, if the investments are less liquid or are lightly traded, there is generally less observable market data, and therefore these investments will be classified as Level 3. Circumstances where observable market data are not available may include events such as market illiquidity and credit events related to the security. In addition, certain securities are priced based upon internal valuations using significant unobservable inputs. If a security could not be priced by a third-party vendor or through internal pricing models, broker quotes are received and reviewed by each investment analyst. These inputs may not be observable. Therefore, Level 3 classification is determined to be appropriate.

Equity securities

Equity securities valued using unadjusted quoted prices in active markets that are readily and regularly available are classified as Level 1. Those securities valued using a market approach in which market quotes are available but are not considered actively traded are classified as Level 2. Securities priced through an internal valuation where significant inputs are deemed to be unobservable, which includes securities of a government organization, are classified as Level 3.

Derivative assets and liabilities

The fair value of derivative instruments is generally derived using valuation models that use an income approach, except for derivatives, which are either exchange-traded, or the fair value is derived using broker quotations. Where valuation models are used, the selection of a particular model depends upon the contractual terms of, and specific risks inherent in the instrument, as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation model inputs include contractual terms, yield curves, foreign exchange rates, equity prices, credit curves, measures of volatility, non-performance risk and other factors. Exchange-traded derivatives are valued using a market approach as fair value is based on quoted prices in an active market and are classified as Level 1. OTC derivatives that trade in liquid markets, such as currency forwards, swaps and options, where model inputs are observable for substantially the full term, are classified as Level 2. Derivatives that are valued based upon models with significant unobservable market inputs or inputs from less actively traded markets, or where the fair value is solely derived using broker quotations, are classified as Level 3.

37

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 9 – FAIR VALUE MEASUREMENTS (continued)

When appropriate, valuations of OTC-bilateral derivatives are adjusted for non-performance risk. The Company uses default estimates implied by CDS spreads on senior obligations of the counterparty in order to provide an objective basis for such estimates. When in a liability position, the Company uses its own medium term note spread to estimate the default rate. The non-performance risk adjustment is applied only to the uncollateralized portion of the OTC-bilateral derivative assets and liabilities. OTC-bilateral derivative contracts are executed under master netting agreements with counterparties with a CSA, which is a bilateral ratings-sensitive agreement that requires collateral postings at established credit threshold levels. These agreements protect the interests of the Company and its counterparties should either party suffer a credit-rating deterioration. The vast majority of the Company’s derivative agreements are with highly rated major international financial institutions.

Securities purchased under agreements to resell

Due to the short-term nature (generally one month) of this investment, the asset’s carrying value approximates fair value. These investments are classified as Level 2.

Other invested assets

Level 2 assets represent surplus note investments, priced by a third-party pricing service, where the inputs to the valuation are deemed to be observable. Level 3 assets represent residual interests of securitizations, priced by a third-party pricing service, where inputs to the valuation are deemed to be unobservable.

Cash equivalents

These include money market funds, treasury bills, commercial paper and other highly liquid instruments. The highly liquid instruments are classified as Level 1. All other investments are classified as Level 2, since due to their short term nature, amortized cost is used as the best estimate of fair value.

Short term investments

For short term investments, amortized cost is used as the best estimate of fair value, and are classified as Level 2.

Separate account assets

Assets within the separate account are primarily invested in equities and fixed maturities. The fair value of investments in the separate accounts is calculated using the same procedures used for equities and fixed maturities in the general account. The separate accounts also invest in limited partnerships and hedge funds. These investments are valued based on the latest net asset value (“NAV”) using NAV as a practical expedient.

38

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 9 – FAIR VALUE MEASUREMENTS (continued)

The following tables provide additional information for investments that are measured at fair value using NAV as a practical expedient, as allowed under authoritative guidance, for investments that meet specified criteria(in millions):

		2017
Category of Investment	Investment Strategy	Fair Value Determined Using NAV	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Hedge Fund	Multi-strategy	$232	$—	Monthly ,Quarterly and Semi- annual	180 days or less
Hedge Fund	Sector Investing	$23	$—	Monthly	30 days
Hedge Fund	Long/Short Equity	$2	$—	Monthly	30 days
Mutual Funds	Global Allocation	$7	$—	Weekly	5 days (Assets subject to lock up periods)

		2016
Category of Investment	Investment Strategy	Fair Value Determined Using NAV	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Hedge Fund	Multi-strategy	$337	$—	Monthly, Quarterly, Semi-annual, Annual	180 days or less
Hedge Fund	Sector Investing	$24	$—	Monthly	30 days
Hedge Fund	Long/Short Equity	$2	$—	Monthly	30 days
Mutual Funds	Global Allocation	$5	$—	Weekly	5 days (Assets subject to lock up periods)

Policyholders’ account balances

Policyholders’ account balances carried at fair value consist of embedded derivatives bifurcated from the host contracts, which represent the embedded derivatives for GMAB contracts.

The fair values of GMAB liabilities are equal to the present value of future expected payments to customers less the present value of assessed or imputed rider fees attributable to the embedded derivative feature. This methodology could result in either a liability or contra-liability balance, given changing capital market conditions and various policyholder behavior assumptions. The expected cash flows are discounted using the treasury rate, plus a spread based upon the Company’s medium term notes. The spread reflects the market’s perception of the Company’s non-performance risk. Since there is no observable active market for the transfer of these obligations, the valuations are calculated using internally developed models. Significant inputs to these models include capital market assumptions, such as interest rate, equity market and implied volatility assumptions, as well as various policyholder behavior assumptions that are actuarially determined, including lapse rates, benefit utilization rates, mortality rates and withdrawal rates. These assumptions are reviewed at least annually, and updated based upon historical experience. Since many of the assumptions utilized are unobservable and are considered to be significant inputs to the liability valuation, the liability included in policyholders’ account balances has been classified as Level 3.

39

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 9 – FAIR VALUE MEASUREMENTS (continued)

Level 3 Assets and Liabilities by Price Source

The following tables present the balances of Level 3 assets and liabilities measured at fair value with their corresponding pricing sources at December 31, 2017 and 2016 (in millions):

	2017
	Internal [1]	External [2]	Total

Fixed maturities - available-for-sale
U.S. government corporations and agencies	$—	$12	$12
U.S. agency mortgage-backed and asset-backed securities	—	1	1
Foreign governments	—	4	4
U.S. corporate	24	42	66
Affiliated bonds	1,989	—	1,989
Foreign corporate	—	13	13
Non-agency residential mortgage-backed securities	1	6	7
Non-agency commercial mortgage-backed securities	78	260	338
Non-agency asset-backed securities	75	690	765
Total fixed maturities - available-for-sale	2,167	1,028	3,195
Fixed maturities - securities, at fair value
Non-agency commercial mortgage-backed securities	—	2	2
Non-agency asset-backed securities	—	21	21
Total fixed maturities - securities, at fair value	—	23	23
Equity securities
Common stock	28	1	29
Non-redeemable preferred stock	16	—	16
Mutual Funds	—	1	1
Total equity securities	44	2	46
Investments, at fair value of consolidated investment companies		1	1
Derivative assets	—	13	13
Total assets accounted for at fair value on a recurring basis	$2,211	$1,067	$3,278

Policyholders’ account balances	$33	$—	$33
Derivative liabilities	—	3	3
Total liabilities accounted for at fair value on a recurring basis	$33	$3	$36

1 Represents valuations reflecting both internally-derived and market inputs, as well as third-party pricing information, where pricing inputs are deemed to be unobservable.
2 Primarily represents independent non-binding broker quotes, where pricing inputs are not readily available.

40

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 9 – FAIR VALUE MEASUREMENTS (continued)

	2016
	Internal (1)	External (2)	Total

Fixed maturities - available-for-sale
U.S. government corporations and agencies	$—	$24	$24
U.S. agency mortgage-backed and asset-backed securities	—	2	2
Foreign governments	—	6	6
U.S. corporate	49	52	101
Affiliated bonds	1,816	—	1,816
Foreign corporate	—	2	2
Non-agency residential mortgage-backed securities	—	6	6
Non-agency commercial mortgage-backed securities	123	109	232
Non-agency asset-backed securities	168	814	982
Total fixed maturities - available-for-sale	2,156	1,015	3,171
Fixed maturities - securities, at fair value
Non-agency commercial mortgage-backed securities	—	2	2
Non-agency asset-backed securities	—	2	2
Total fixed maturities - securities, at fair value	—	4	4
Equity securities
Common stock	20	1	21
Non-redeemable preferred stock	14	—	14
Total equity securities	34	1	35
Derivative assets	—	29	29
Total assets accounted for at fair value on a recurring basis	$2,190	$1,049	$3,239

Policyholders’ account balances	$180	$—	$180
Derivative liabilities	—	2	2
Total liabilities accounted for at fair value on a recurring basis	$180	$2	$182

(1) Represents valuations reflecting both internally-derived and market inputs, as well as third-party pricing information, where pricing inputs that are deemed to be unobservable.
(2) Primarily represents independent non-binding broker quotes, where pricing inputs are not readily available.

41

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 9 – FAIR VALUE MEASUREMENTS (continued)

Quantitative Information Regarding Internally - Priced Level 3 Assets and Liabilities

The following tables present quantitative information on significant internally priced Level 3 assets and liabilities at December 31, 2017 and 2016 ($ in millions):

	2017
	Fair Value	Valuation Techniques	Unobservable Input	Range	Weighted Average

Assets:
U.S. corporate	$24	Discounted Cash Flow	Discount Rate	2.7%-18.5%	5.5%

Affiliated bonds	$1,989	Discounted Cash Flow	Discount Rate	4.26%

Non-agency asset-backed securities	$75	Discounted Cash Flow	Discount Rate	4.0%-9.9%	5.6%

Non-agency commercial mortgage-backed securities	$78	Discounted Cash Flow	Discount Rate	3.6%-3.9%	3.7%

Equity securities	$18	Market Comparable	Revenue Multiple	4.4x-15.3x

Liabilities:
Policyholders’ account balances	$33	Discounted Cash Flow	Discount Rate	2.0%-6.8%
		(GMAB)	Equity Returns	1.2%-9.2%
			Equity Volatility Curve	16.2%-75.5%
			Lapse Rate	1.0%-31.5%
			Mortality Rate	0.0%-50.0%
			Utilization Rate	0%-100%
			Withdrawal Rate	2.5%-8.3.%

42

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 9 – FAIR VALUE MEASUREMENTS (continued)

	2016
	Fair Value	Valuation Techniques	Unobservable Input	Range	Weighted Average

Assets:
U.S. corporate	$49	Discounted Cash Flow	Discount Rate	2.2% - 13.8%	10%

Affiliated bonds	$1,816	Discounted Cash Flow	Discount Rate	4.25%

Non-agency asset-backed securities	$168	Discounted Cash Flow	Discount Rate	3.5% - 10.4%	6.5%

Non-agency commercial mortgage-backed securities	$123	Discounted Cash Flow	Discount Rate	3.1% - 12.0%	3.9%

Equity securities	$9	Market Comparable	Price to Book Multiple	0.62x
		Market Comparable	Revenue Multiple	5.6x - 26.1x

Liabilities:
Policyholders’ account balances	$180	Discounted Cash Flow	Discount Rate	1.5%-7.9%
		(GMAB)	Equity Returns	1.5%-7.3%
			Equity Volatility Curve	17.5%-62.1%
			Lapse Rate	1.0%-32.0%
			Mortality Rate	0.1%-50.0%
			Utilization Rate	0%-100.0%
			Withdrawal Rate	2.5%-8.3%

The following is a description of the sensitivity to changes in unobservable inputs of the estimated fair value of the Company’s Level 3 assets included above, for which we have access to the valuation inputs, as well as the sensitivity to changes in unobservable inputs of the Level 3 assets that are valued based on external pricing information.

U.S. corporate securities

Most corporate securities are valued using a discounted cash flow analysis based on the expected cash flows of each security. The most significant unobservable input to the valuation of these securities is the discount rate, as it usually includes spread adjustments. Significant spread widening would decrease the value of these securities. The opposite effect would occur if spreads tightened significantly. Default rates are also a component of the valuation. If expected default rates on these securities significantly increase, the fair value will decrease, with the opposite being true for significant decreases in default rates.

Affiliated bonds

This security relates to an affiliated bond with Madison Capital Funding which was acquired at December 31, 2017 and therefore cost of $1,989 million and $1,816 million, for 2017 and 2016, respectively approximates fair value. The valuation of this bond in the future may include unobservable inputs and is therefore classified as Level 3.

Non-agency commercial mortgage-backed and asset-backed securities

These securities are mainly valued using discounted cash flow models. Significant spread widening, spread tightening and increases and decreases in default rates will have the same impact on the fair values of these securities as described above under U.S. corporate securities. Significant increases in loss severity assumptions will decrease the estimated fair value of these securities, with the opposite being true for decreases in expected loss severities.

43

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 9 – FAIR VALUE MEASUREMENTS (continued)

Equity securities

The equity securities included in the table above mostly relate to the Company’s holdings in the Federal Home Loan Bank of Pittsburgh ( the “FHLB of Pittsburgh”) stock, refer to Note 17 - Debt. As prescribed in the FHLB of Pittsburgh’s Capital Plan, the par value of the capital stock is $100 and all capital stock is issued, redeemed, repurchased or transferred at par value. Since there is not an observable market for the FHLB of Pittsburgh stock are held at cost and, these securities have been classified as Level 3. The cost basis of the FHLB of Pittsburgh stock was $26 million and $24 million as of December 31, 2017 and 2016, respectively.

Policyholders’ account balances

Policyholders’ account balances consist of embedded derivatives bifurcated from host contracts, which represent the embedded derivatives for GMAB contracts.

The fair values of GMAB liabilities are equal to the present value of future expected payments to customers, less the present value of assessed rider fees attributable to the embedded derivative feature. Generally, higher (lower) equity returns will result in a lower (higher) fair value of the liability, while higher (lower) implied volatility assumptions will result in a higher (lower) fair value of the liability.

Transfers between Levels

Transfers between levels may occur as a result of changes in valuation sources or changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume or bid-ask spreads. The Company’s policy is to assume the transfer occurs at the beginning of the period.

Transfers between Levels 1 and 2

Periodically, the Company has transfers between Level 1 and Level 2 assets and liabilities.

Transfers between Levels 1 and 2 were not significant during the 12 months ended December 31, 2017 and 2016.

Transfers into and out of Level 3

The Company’s basis for transferring assets and liabilities into and/or out of Level 3 is based on the changes in the observability of data.

Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable.

During the years ended December 31, 2017 and 2016, the Company transferred $154 million and $228 million, respectively, of securities into Level 3 consisting of fixed maturities available-for-sale securities and separate account assets in 2017 and 2016. The transfers into Level 3 related to fixed maturities available-for-sale securities were primarily due to unobservable inputs utilized within valuation methodologies and the use of broker quotes (that could not be validated) when previously, information from third-party pricing services (that could be validated) was utilized. For the separate account assets, transfers into Level 3 are related to limited partnership investments that are restricted with respect to transfers or withdrawals.

Transfers out of Level 3 of $531 million and $526 million during the years ended December 31, 2017, and 2016, respectively, were primarily due to significant increases in market activity, or one or more significant input(s) becoming observable, or a change in the valuation technique for fixed maturities available-for-sale, equity securities available-for-sale and other invested assets in 2017 and 2016.

44

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 9 – FAIR VALUE MEASUREMENTS (continued)

The following tables present the changes in fair value of all Level 3 assets and liabilities for the years ended December 31, 2017, 2016 and 2015 (in millions):

	U.S. government corporations and agencies	U.S. agency mortgage-backed and asset-backed	Foreign governments	U.S. corporate	Affiliated bonds

Fair Value, December 31, 2014	$24	$27	$8	$266	$—
Total gains (losses) (realized and unrealized):
Included in earnings
Net investment gains	—	—	—	(1)	—
Net investment income[1]	—	(1)	—	—	—
Other comprehensive loss	—	—	—	3	1,707
Sales	—	(6)	—	(15)	—
Settlements	—	—	(1)	(8)	—
Transfers into Level 3[2]	—	—	—	3	—
Transfers out of Level 3[2]	—	(18)	—	(141)	—
Fair Value, December 31, 2015	24	2	7	107	1,707
Total gains (losses) (realized and unrealized):
Included in earnings
Net investment gains	—	—	—	(16)	—
Net investment income[1]	—	—	—	(1)	—
Other comprehensive loss	—	—	—	10	36
Purchases	—	—	—	14	555
Sales	—	—	—	—	—
Issuances	—	—	—	(16)	—
Settlements	—	—	(1)	(34)	(482)
Transfers into Level 3[2]	—	—	—	84	—
Transfers out of Level 3[2]	—	—	—	(47)	—
Fair Value, December 31, 2016	24	2	6	101	1,816
Total gains (losses) (realized and unrealized):
Included in earnings
Net investment gains	—	—	—	(5)	—
Net investment income[1]	—	—	—	—	—
Other comprehensive income/(loss)	(1)	—	—	—	78
Purchases	—	1	—	15	346
Sales	—	—	—	(33)	—
Issuances	—	—	—	—	—
Settlements	(11)	—	(2)	(17)	(251)
Transfers into Level 3[2]	—	—	—	26	—
Transfers out of Level 3[2]	—	(2)	—	(21)	—
Fair Value, December 31, 2017	$12	$1	$4	$66	$1,989

1 Net investment income/loss includes amortization of discount and premium on fixed maturities.
2 Transfers into or out of Level 3 are reported at the value as of beginning of the period.

45

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 9 – FAIR VALUE MEASUREMENTS (continued)

	Foreign corporate	Non-agency residential mortgage-backed securities	Non-agency commercial mortgage-backed securities	Non-agency asset-backed securities	Total fixed maturities- available-for-sale

Fair Value, December 31, 2014	$41	$16	$195	$817	$1,394
Total gains (losses) (realized and unrealized):
Included in earnings
Net investment gains	—	1	(2)	—	(1)
Net investment income[1]	—	—	—	—	(1)
Other comprehensive loss	—	(1)	—	(7)	(9)
Purchases	—	—	233	446	2,389
Sales	—	(1)	(1)	—	(23)
Settlements	(18)	(6)	(12)	(90)	(135)
Transfers into Level 3[2]	—	—	2	33	38
Transfers out of Level 3[2]	(23)	—	—	(358)	(540)
Fair Value, December 31, 2015	—	9	415	841	3,112
Total gains (losses) (realized and unrealized):
Included in earnings
Net investment gains	—	—	(1)	(14)	(31)
Net investment income[1]	—	—	—	—	(1)
Other comprehensive loss	—	—	(1)	7	52
Purchases	2	(1)	37	444	1,051
Sales	—	—	—	—	—
Issuances	—	—	—	—	(16)
Settlements	—	(3)	(3)	(159)	(682)
Transfers into Level 3[2]	—	1	3	114	202
Transfers out of Level 3[2]	—	—	(218)	(251)	(516)
Fair Value, December 31, 2016	2	6	232	982	3,171
Total gains (losses) (realized and unrealized):
Included in earnings
Net investment gains	—	—	—	(11)	(16)
Net investment income[1]	—	—	—	—	—
Other comprehensive income/(loss)	—	—	—	11	88
Purchases	12	—	143	400	917
Sales	(1)	—	—	(31)	(65)
Issuances	—	—	—	—	—
Settlements	—	(1)	(2)	(232)	(516)
Transfers into Level 3[2]	—	2	—	118	146
Transfers out of Level 3[2]	—	—	(35)	(472)	(530)
Fair Value, December 31, 2017	$13	$7	$338	$765	$3,195
1 Net investment income/loss includes amortization of discount and premium on fixed maturities.
2 Transfers into or out of Level 3 are reported at the value as of beginning of the period.

46

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 9 – FAIR VALUE MEASUREMENTS (continued)

	Non-agency commercial mortgage-backed securities	Non-agency asset-backed securities	Total fixed maturities - securities, at fair value	Common stock	Non-redeemable preferred stock

Fair Value, December 31, 2014	$2	$4	$6	$2	$2
Total gains (losses) (realized and unrealized):
Included in earnings
Net investment gains	—	(1)	(1)	—	—
Net investment income[1]	—	—	—	—	—
Other comprehensive loss	—	—	—	(1)	—
Purchase	—	—	—	26	3
Sales	—	—	—	(1)	—
Settlements	—	—	—	—	—
Transfers into Level 3[2]	—	—	—	—	—
Transfers (out of) Level 3[2]	—	—	—	—	—
Fair Value, December 31, 2015	2	3	5	26	5
Total gains (losses) (realized and unrealized):
Included in earnings
Net investment gains	—	—	—	—	—
Net investment income[1]	—	—	—	—	—
Other comprehensive loss	—	—	—	—	3
Purchases	—	2	2	2	6
Sales	—	—	—	—	—
Issuances	—	—	—	—	—
Settlements	—	(3)	(3)	—	—
Transfers into Level 3[2]	—	—	—	—	—
Transfers (out of) Level 3[2]	—	—	—	(7)	—
Fair Value, December 31, 2016	2	2	4	21	14
Total gains (losses) (realized and unrealized):
Included in earnings
Net investment gains	—		—	1	—
Net investment income[1]	—	—	—	—	—
Other comprehensive income/(loss)	—	—	—	—	2
Purchases	—	20	20	3	—
Sales	—	—	—	(3)	—
Issuances	—	—	—	—	—
Settlements	—	—	—	—	—
Transfers into Level 3[2]	—	—	—	7	—
Transfers (out of) Level 3[2]	—	(1)	(1)	—	—
Fair Value, December 31, 2017	$2	$21	$23	$29	$16

1 Net investment income/loss includes amortization of discount and premium on fixed maturities.
2 Transfers into or out of Level 3 are reported at the value as of beginning of the period.

47

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 9 – FAIR VALUE MEASUREMENTS (continued)

	Mutual fund	Total equity securities	Derivative Assets	Investments, at fair value, of consolidated investment companies

Fair Value, December 31, 2014	$—	$4	$4	$—
Total gains (losses) (realized and unrealized):
Included in earnings
Net investment gains	—	—	(6)	—
Net investment income[1]	—	—	—	—
Other comprehensive loss	—	(1)	—	—
Purchases	3	32	2	—
Sales	—	(1)	—	—
Settlements	—	—	—	—
Transfers into Level 3[2]	—	—	—	—
Transfers (out of) Level 3[2]	—	—	—	—
Fair Value, December 31, 2015	3	34	—	—
Total gains (losses) (realized and unrealized):
Included in earnings
Net investment gains	—	—	—	—
Net investment income[1]	—	—	—	—
Other comprehensive loss	—	3	—	—
Purchases	—	8	3	—
Sales	—	—	—	—
Issuances	—	—	—	—
Settlements	—	—	—	—
Transfers into Level 3[2]	—	—	26	—
Transfers (out of) Level 3[2]	(3)	(10)	—	—
Fair Value, December 31, 2016	—	35	29	—
Total gains (losses) (realized and unrealized):
Included in earnings
Net investment gains	—	1	(16)	—
Net investment income[1]	—	—	—	—
Other comprehensive income/(loss)	—	2	—	—
Purchases	—	3	—	1
Sales	—	(3)	—	—
Issuances	—	—	—	—
Settlements	—	—	—	—
Transfers into Level 3[2]	—	8	—	—
Transfers (out of) Level 3[2]	1	—	—
Fair Value, December 31, 2017	$1	$46	$13	$1

1 Net investment income/loss includes amortization of discount and premium on fixed maturities.
2 Transfers into or out of Level 3 are reported at the value as of beginning of the period.

48

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 9 – FAIR VALUE MEASUREMENTS (continued)

	Separate account assets	Total assets	Policyholders’ account balances	Derivative liabilities	Total liabilities

Fair Value, December 31, 2014	$260	$1,668	$181	$—	$181
Total gains (losses) (realized and unrealized):
Included in earnings
Net investment gains	—	(8)	—	3	3
Net investment income[1]	—	(1)	(62)	—	(62)
Other comprehensive loss	—	(10)	(2)	—	(2)
Interest credited to policyholders’ account balances	—	—	—	—	—
Purchases	—	2,423	—	—	—
Sales	—	(24)	38	—	38
Settlements	—	(135)	—	—	—
Transfers into Level 3[2]	—	38	—	—	—
Transfers (out of) Level 3[2]	(260)	(800)	—	—	—
Fair Value, December 31, 2015	—	3,151	155	3	158
Total gains (losses) (realized and unrealized):
Included in earnings
Net investment gains	—	(31)	—	(1)	(1)
Net investment income[1]	—	(1)	(14)	—	(14)
Other comprehensive loss	—	55	—	—	—
Interest credited to policyholders’ account balances	—	—	—	—	—
Purchases	—	1,064	40	—	40
Sales	—	—	—	—	—
Issuances	—	(16)	—	—	—
Settlements	—	(685)	(1)	—	(1)
Transfers into Level 3[2]	—	228	—	—	—
Transfers (out of) Level 3[2]	—	(526)	—	—	—
Fair Value, December 31, 2016	—	3,239	180	2	182
Total gains (losses) (realized and unrealized):
Included in earnings
Net investment gains	—	(31)	—	1	1
Net investment income[1]	—	—	(185)	—	(185)
Other comprehensive income/(loss)	—	90	—	—	—
Interest credited to policyholders’ account balances	—	—	—	—	—
Purchases	—	941	—	—	—
Sales	—	(68)	42	—	42
Issuances	—	—	—	—	—
Settlements	—	(516)	(4)	—	(4)
Transfers into Level 3[2]	—	154	—	—	—
Transfers (out of) Level 3[2]	—	(531)	—	—	—
Fair Value, December 31, 2017	$—	$3,278	$33	$3	$36

1 Net investment income/loss includes amortization of discount and premium on fixed maturities.
2 Transfers into or out of Level 3 are reported at the value as of beginning of the period.

49

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 9 – FAIR VALUE MEASUREMENTS (continued)

The following tables include the unrealized gains or losses for the years ended December 31, 2017, 2016 and 2015 by category for Level 3 assets still held at December 31, 2017, 2016 and 2015, respectively (in millions):

	2017
	U.S. corporate	Affiliated bonds	Non-agency asset-backed residential securities	Total fixed maturities - available-for-sale
Earnings
Total gains (losses) (realized/unrealized)
included in earnings:
Net investment (losses) gains	$(2)	$—	$(4)	$(6)
Net investment income	—	—	—	—
Other comprehensive income/(loss)	—	81	13	94
Total change in unrealized (losses) gains	$(2)	$81	$9	$88

	Non-redeemable preferred stock	Total assets
Earnings
Total gains (losses) (realized/unrealized)
included in earnings:
Net investment losses	$—	$(5)
Net investment income	—	(1)
Other comprehensive income	2	96
Total change in unrealized gains (losses)	$2	$90

There were no unrealized or realized gains or losses recorded for Level 3 liabilities held at December 31, 2017.

50

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 9 – FAIR VALUE MEASUREMENTS (continued)

	2016
	U.S. corporate	Non-agency residential mortgage-backed securities	Non-agency commercial mortgage-backed securities	Non-agency asset-backed residential securities	Total fixed maturities - available-for-sale
Earnings
Total gains (losses) (realized/unrealized)
included in earnings:
Net investment gains (losses)	$(16)	$—	$(1)	$(14)	$(31)
Net investment loss	(1)	—	—	—	(1)
Other comprehensive income	11	36	(1)	7	53
Total change in unrealized gains (losses)	$(6)	$36	$(2)	$(7)	$21

	Non-redeemable preferred stock	Total assets
Earnings
Total gains (losses) (realized/unrealized)
included in earnings:
Net investment losses	$—	$(31)
Net investment loss	—	(1)
Other comprehensive income	3	20
Total change in unrealized gains (losses)	$3	$24

There were no unrealized or realized gains or losses recorded for Level 3 liabilities held at December 31, 2016.

51

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 9 – FAIR VALUE MEASUREMENTS (continued)

	2015
	U.S. agency mortgage-backed and asset-backed securities	Foreign corporate	U.S. corporate	Non-agency residential mortgage-backed securities	Non-agency commercial mortgage-backed securities
Earnings
Total gains (losses) (realized/unrealized)
included in earnings:
Net investment gains (losses)	$—	$1	$(2)	$1	$—
Net investment income	(1)	—	—	—	(1)
Other comprehensive losses	—	(2)	—	(10)	(12)
Total change in unrealized gains (losses)	$(1)	$(1)	$(2)	$(9)	$(13)

	Non-agency asset-back securities	Total fixed maturities - securities, at fair value	Common stock	Total assets
Earnings
Total gains (losses) (realized/unrealized)
included in earnings:
Net investment losses	$(2)	$(2)	$—	$(2)
Net investment income	—	—	—	(1)
Other comprehensive losses	—	—	(1)	(13)
Total change in unrealized gains (losses)	$(2)	$(2)	$(1)	$(16)

There were no unrealized or realized gains or losses recorded for Level 3 liabilities held at December 31, 2015.

Non-recurring Fair Value Measurements

Assets and liabilities measured at fair value on a non-recurring basis include mortgage loans, which are described in detail below.

The following tables represent certain assets measured at estimated fair value during the years ended and still held at December 31, 2017 and 2016 (in millions):

2017
	Carrying Value Prior to Impairment	Estimated Fair Value After Impairment
Mortgage loans	$—	$—

2016
	Carrying Value Prior to Impairment	Estimated Fair Value After Impairment
Mortgage loans	$1	$1

The impaired mortgage loans presented above were written down to the estimated fair value of the collateral at the date the impairments were recognized and have been categorized as Level 3.

For a description of the Company’s valuation process and controls, refer to “Determination of Fair Value” section above.

52

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 9 – FAIR VALUE MEASUREMENTS (continued)

Fair Value of Other Financial Instruments

Authoritative guidance related to financial instruments requires disclosure of fair value information of financial instruments, whether or not fair value is recognized in the Consolidated Statements of Financial Position, for which it is practicable to estimate fair value.

The carrying value and estimated fair value of financial instruments not otherwise disclosed in Notes 6, 12, 15 and 17 of Notes to the Consolidated Financial Statements at December 31, 2017 and 2016 are presented below (in millions):

	2017
	Carrying	Estimated Fair Value
	Value	Level 1	Level 2	Level 3	Total

Assets
Mortgage loans	$14,421	$—	$—	$14,750	$14,750
Cash	46	46	—	—	46
Other invested assets	185	—	68	139	207
Other assets	756	—	756	—	756

Liabilities
Policyholders’ account balances - investment contracts	$43,456	$—	$—	$42,349	$42,349
Collateral received on securities lending and repurchase agreements	675	—	675	—	675
Collateral received on derivative transactions	173	—	173	—	173
Debt	1	—	1	—	1

	2016
	Carrying	Estimated Fair Value
	Value	Level 1	Level 2	Level 3	Total

Assets
Mortgage loans	$13,705	$—	$—	$13,972	$13,972
Senior secured commercial loans	7	—	—	7	7
Cash	65	65	—	—	65
Other invested assets	207	—	53	182	235
Other assets	705	—	705	—	705

Liabilities
Policyholders’ account balances - investment contracts	$40,556	$—	$—	$39,655	$39,655
Collateral received on securities lending and repurchase agreements	675	—	675	—	675
Collateral received on derivative transactions	398	—	398	—	398
Debt	1	—	1	—	1

53

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 9 – FAIR VALUE MEASUREMENTS (continued)

Mortgage loans

The estimated fair value of mortgage loans is determined based upon the present value of the expected cash flows discounted at an interpolated treasury yield plus a spread. The spread is based on management’s judgment and assumptions, which take into account property type, LTV and remaining term of each loan. The spread is a significant component of the pricing inputs.

Senior secured commercial loans

The estimated fair value for the loan portfolio is based on prevailing interest rate spreads in the market. Fair value is calculated by discounting future cash flows using prevailing interest rates on similar loans plus a spread adjustment. The spread is based on management’s judgment and assumptions and is significant to the valuation.

Cash and cash equivalents

The Company believes that due to the short-term nature of cash and cash equivalents, the fair value approximates carrying value.

Other invested assets

These assets include collateral posted on derivative transactions, third-party loans, and investments in qualified affordable housing projects. The fair value for derivative transactions approximates the carrying amount as they are short term in nature. The third-party loans are fair valued by discounting estimated cash flows for each loan at the prevailing interest rates on similar loans plus spread adjustment. The spread is based on management’s judgment and assumptions and is significant to the valuation. The fair value of investments in qualified affordable housing projects is based on a discounted cash flow calculation using a discount rate that is determined internally.

Policyholders’ account balances – investment contracts

These contracts include continued interest accounts, supplementary contracts without life contingencies and other deposit type contracts where account value approximates fair value. For fixed deferred annuities, fair value is based upon a stochastic valuation using risk neutral assumptions for financial variables and company specific assumptions for lapses, mortality and expenses. The cash flows are discounted using the yield on the Company’s medium term notes. For funding agreements backing medium term notes, fair values are based on available market prices for the notes. For annuity certain liabilities, fair values are estimated using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Debt

The fair value of the Company’s non-recourse debt and other debt approximates carrying value.

Collateral received on securities lending, repurchase agreements and derivative transactions

The carrying value of the liability approximates fair value since these borrowings are generally short-term in nature.

54

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 10 – INVESTMENT INCOME AND INVESTMENT GAINS AND LOSSES

The components of Net investment income for the years ended December 31, 2017, 2016 and 2015 were as follows (in millions):

	2017	2016	2015
Fixed maturities	$3,393	$3,299	$3,139
Equity securities	36	23	18
Mortgage loans	616	591	548
Policy loans	53	57	57
Other investments	72	34	129
Gross investment income	4,170	4,004	3,891
Investment expenses	(147)	(133)	(124)

Net investment income	$4,023	$3,871	$3,767

For the years ended December 31, 2017, 2016 and 2015, Net investment gains (losses) were as follows (in millions):

	2017	2016	2015
Fixed maturities
Total OTTI losses	$(55)	$(119)	$(107)
Portion of OTTI losses recognized in OCI	12	14	13
Net OTTI losses on fixed maturities recognized in earnings	(43)	(105)	(94)
All other (losses) gains	384	(23)	(29)
Fixed maturities, net	341	(128)	(123)
Equity securities	145	45	(20)
Mortgage loans	(2)	(2)	(3)
Limited partnerships and other invested assets	(5)	—	—
Derivative instruments	(203)	159	182
Other	(2)	16	24
Net investment gains	$274	$90	$60

The net investment losses on Securities, at fair value (both fixed maturities and equity securities) amounted to $(462) million, $25 million and $212 million for the years ended December 31, 2017, 2016 and 2015, respectively. Of these losses, $(408) million, $5 million and $196 million were related to changes in fair value.

Gains and losses for Securities at fair value are included in Net investment gains or losses.

Realized gains on sales of available-for-sale fixed maturities were $156 million, $111 million and $193 million for the years ended December 31, 2017, 2016 and 2015, respectively; and realized losses were $65 million, $68 million and $32 million, respectively. Realized gains on sales of available-for-sale equity securities were $1 million, $10 million and $9 million for the years ended December 31, 2017, 2016 and 2015, respectively; and realized losses were $0 million, $0 million and $1 million, respectively.

Losses from OTTI on equity securities (included in net investment gains or losses on equity securities above) were $0 million, less than $0 million and $1 million for the years ended December 31, 2017, 2016 and 2015, respectively.

55

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 10 – INVESTMENT INCOME AND INVESTMENT GAINS AND LOSSES (continued)

The following tables present the Company’s gross unrealized losses and fair values for fixed maturities and equity securities, aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position, at December 31, 2017 and 2016 (in millions):

			2017
	Less than 12 months		Greater than 12 months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Fixed maturities
U.S. Treasury	$419	$3	$242	$7	$661	$10
U.S. government corporations and agencies	39	—	229	7	268	7
U.S. agency mortgage-backed and asset-backed securities	2,796	29	3,501	159	6,297	188
Foreign governments	53	—	28	1	81	1
U.S. corporate	5,530	56	3,678	132	9,208	188
Foreign corporate	1,017	13	1,018	37	2,035	50
Non-agency residential mortgage-backed securities	26	1	138	5	164	6
Non-agency commercial mortgage-backed securities	1,295	9	924	34	2,219	43
Non-agency asset-backed securities	1,520	9	746	18	2,266	27
Total fixed maturities	$12,695	$120	$10,504	$400	$23,199	$520

			2016
	Less than 12 months		Greater than 12 months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Fixed maturities
U.S. Treasury	$1,204	$29	$—	$—	$1,204	$29
U.S. government corporations and agencies	252	13	—	—	252	13
U.S. agency mortgage-backed and asset-backed securities	5,109	213	306	20	5,415	233
Foreign governments	48	1	—	—	48	1
U.S. corporate	9,730	375	1,010	65	10,740	440
Foreign corporate	2,490	66	455	42	2,945	108
Non-agency residential mortgage-backed securities	96	2	275	14	371	16
Non-agency commercial mortgage-backed securities	1,824	59	266	8	2,090	67
Non-agency asset-backed securities	2,337	50	1,170	20	3,507	70
Total fixed maturities	$23,090	$808	$3,482	$169	$26,572	$977

At December 31, 2017, the unrealized loss amount consisted of approximately 2,918 different fixed maturities and 1 equity security.

At December 31, 2017, unrealized losses on investment grade fixed maturities were $454 million or 87% of the Company’s total fixed maturities’ unrealized losses. Investment grade is defined as a security having a credit rating from the National Association of Insurance Commissioners (‘‘NAIC’’) of 1 or 2; a rating of Aaa, Aa, A or Baa from Moody’s; or a rating of AAA, AA, A or BBB from Standard & Poor’s (‘‘S&P’’); or a comparable internal rating if an externally provided rating is not available. Unrealized losses on fixed maturities with a rating below investment grade represent $67 million or 13% of the Company’s total fixed maturities’ unrealized losses at December 31, 2017.

56

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 10 – INVESTMENT INCOME AND INVESTMENT GAINS AND LOSSES (continued)

The amount of gross unrealized losses for fixed maturities where the fair value had declined by 20% or more of amortized cost totaled $44 million. The amount of time that each of these securities has continuously been 20% or more below the amortized cost consist of $5 million for 6 months or less, less than $1 million for greater than 6 months through 12 months and $38 million for greater than 12 months. In accordance with the Company’s impairment policy, the Company performed quantitative and qualitative analysis to determine if the decline was temporary. For those securities where the decline was considered temporary, the Company did not take an impairment when it did not have the intent to sell the security or it was more likely than not that it would not be required to sell the security before its anticipated recovery.

Net Unrealized Investment Gains or Losses

Net unrealized investment gains or losses on available-for-sale investments are included in the Consolidated Statements of Financial Position as a component of AOCI. Changes in these amounts include reclassification adjustments for prior period net unrealized gains or losses that have been recognized as realized gains or losses during the current year and are included in Net investment gains or losses.

The components of Net unrealized investment gains or losses reported in AOCI at December 31, 2017, 2016 and 2015 were as follows (in millions):

	2017	2016	2015
Fixed maturities, available-for-sale - all other	$2,826	$1,838	$1,690
Fixed maturities on which an OTTI loss has been recognized	75	58	22
Total fixed maturities	2,901	1,896	1,712
Equity securities, available-for-sale	5	2	8
Derivatives designated as cash flow hedges	11	15	34
Other investments	5	2	2
Subtotal	2,922	1,915	1,756
Amounts recognized for:
DAC	(438)	(321)	(279)
Other assets (sales inducements)	(3)	(5)	(7)
Policyholders’ account balances and future policy benefits	45	39	33
Deferred taxes	(531)	(569)	(525)
Net unrealized gains on investments	$1,995	$1,059	$978

57

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 10 – INVESTMENT INCOME AND INVESTMENT GAINS AND LOSSES (continued)

The net unrealized gains or losses for the years ended December 31, 2017, 2016 and 2015, are presented separately for amounts related to fixed maturities on which an OTTI loss has been recognized and all other net unrealized investment gains or losses, were as follows (in millions):

Net unrealized investment gains and losses on fixed maturities on which an OTTI loss has been recognized
	Net Unrealized Gains (Losses) on Investments	DAC	Sales Inducements	Policyholders’ Account Balances and Future Policy Benefits	Deferred Income Tax Asset (Liability)	AOCI Related to Net Unrealized Investment Gains (Losses)
Balance, December 31, 2014	$34	$(1)	$—	$—	$(11)	$22
Net investment (losses) gains on investments arising during the period	(10)	—	—	—	4	(6)
Reclassification adjustment for (gains) losses included in net income	(2)	—	—	—	1	(1)
Reclassification adjustment for OTTI losses excluded from net income [1]	—	—	—	—	—	—
Impact of net unrealized investment losses (gains) on DAC and sale inducements	—	2	—	—	(1)	1
Impact of net unrealized investment (gains) losses on policyholders’ account balances and future policy benefits	—	—	—	—	—	—
Balance, December 31, 2015	22	1	—	—	(7)	16
Net investment gains (losses) on investments arising during the period	50	—	—	—	(17)	33
Reclassification adjustment for (gains) losses included in net income	(6)	—	—	—	2	(4)
Reclassification adjustment for OTTI losses excluded from net income [1]	(8)	—	—	—	3	(5)
Impact of net unrealized investment (gains) losses on DAC and sale inducements	—	(6)	—	—	2	(4)
Impact of net unrealized investment (gains) losses on policyholders’ account balances and future policy benefits	—	—	—	—	—	—
Balance, December 31, 2016	58	(5)	—	—	(17)	36
Change in accounting principle - reclass of stranded tax effects	—	—	—	—	6	6
Net investment gains (losses) on investments arising during the period	15	—	—	—	(1)	14
Reclassification adjustment for (gains) losses included in net income	—	—	—	—	—	—
Reclassification adjustment for OTTI losses excluded from net income [1]	—	—	—	—	—	—
Impact of net unrealized investment (gains) losses on DAC and sale inducements	—	(2)	—	—	—	(2)
Impact of net unrealized investment (gains) losses on policyholders’ account balances and future policy benefits	—	—	—	—	—	—
Balance, December 31, 2017	$73	$(7)	$—	$—	$(12)	$54

*Amounts less than $1 million.

1 Represents “transfers out” related to the portion of OTTI losses and/or changes in non-credit losses recognized during the period that were not recognized in earnings for securities with no prior OTTI loss.

58

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 10 – INVESTMENT INCOME AND INVESTMENT GAINS AND LOSSES (continued)

All other net unrealized gains and losses in AOCI
	Net Unrealized Gains (Losses) on Investments[1]	DAC	Sales Inducements	Policyholders’ Account Balances and Future Policy Benefits	Deferred Income Tax Asset (Liability)	AOCI Related to Net Unrealized Investment Gains (Losses)
Balance, December 31, 2014	$3,814	$(726)	$(17)	$70	$(1,099)	$2,042
Net investment (losses) gains on investments arising during the period	(2,146)	—	—	—	750	(1,396)
Reclassification adjustment for losses (gains) included in net income	66	—	—	—	(23)	43
Reclassification adjustment for OTTI losses excluded from net income [2]	—	—	—	—	—	—
Impact of net unrealized investment losses (gains) on DAC and sale inducements	—	445	10	—	(159)	296
Impact of net unrealized investment (gains) losses on policyholders’ account balances and future policy benefits	—	—	—	(36)	13	(23)
Balance, December 31, 2015	1,734	(281)	(7)	34	(518)	962
Net investment gains (losses) on investments arising during the period	193	—	—	—	(68)	125
Reclassification adjustment for (gains) losses included in net income	(78)	—	—	—	27	(51)
Reclassification adjustment for OTTI losses excluded from net income [2]	8	—	—	—	(3)	5
Impact of net unrealized investment (gains) losses on DAC and sale inducements	—	(35)	2	—	12	(21)
Impact of net unrealized investment losses (gains) on policyholders’ account balances and future policy benefits	—	—	—	5	(2)	3
Balance, December 31, 2016	1,857	(316)	(5)	39	(552)	1,023
Change in accounting principle - reclass of stranded tax effects	—	—	—	—	302	302
Net investment gains (losses) on investments arising during the period	944	—	—	—	(285)	659
Reclassification adjustment for losses (gains) included in net income	48	—	—	—	(14)	34
Reclassification adjustment for OTTI losses excluded from net income [2]	—	—	—	—	—	—
Impact of net unrealized investment (gains) losses on DAC and sale inducements	—	(115)	2	—	34	(79)
Impact of net unrealized investment losses (gains) on policyholders’ account balances and future policy benefits	—	—	—	6	(2)	4
Balance, December 31, 2017	$2,849	$(431)	$(3)	$45	$(517)	$1,943

1 Includes cash flow hedges. Refer to Note 7 – Derivative Instruments and Risk Management for information on cash flow hedges.
2 Represents “transfers out” related to the portion of OTTI losses and/or changes in non-credit losses recognized during the period that were not recognized in earnings for securities with no prior OTTI loss.

59

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 10 – INVESTMENT INCOME AND INVESTMENT GAINS AND LOSSES (continued)

The following table provides a rollforward of the cumulative credit loss component of OTTI losses recognized in earnings for fixed maturities still held for which a portion of the loss was recognized in AOCI (in millions):

	2017	2016
Balance at beginning of year	$182	$158
Additions
Credit loss impairments recognized in the current period on securities previously not impaired	7	34

Additional credit loss impairments recognized in the current period on securities previously impaired	7	6

Reductions
Credit loss impairments previously recognized on securities which matured, paid down, prepaid or sold during the period	(43)	(16)
Balance at end of year	$153	$182

The balance of and changes in each component of AOCI attributable to the Company were as follows (in millions):

	Foreign CTA	Net Unrealized Investment Gains (Losses)[1]	Net Unrealized Gains (Losses) on OTTI Fixed Maturity Investments	Total AOCI
Balance, December 31, 2014	$—	$2,042	$22	$2,064
Change in net unrealized investment losses, net of related offsets, reclassification adjustments and income taxes	—	(1,080)	(6)	(1,086)
Change in foreign currency translation adjustment, net of income taxes	(3)	—	—	(3)
Balance, December 31, 2015	(3)	962	16	975
Change in net unrealized investment gains, net of related offsets, reclassification adjustments and income taxes	—	61	20	81
Balance, December 31, 2016	(3)	1,023	36	1,056
Change in accounting principle - reclass of stranded tax effects	—	302	6	308
Change in net unrealized investment gains, net of related offsets, reclassification adjustments and income taxes	—	616	12	628
Balance, December 31, 2017	$(3)	$1,941	$54	$1,992

1 Includes cash flow hedges. Refer to Note 7 - Derivative Instruments and Risk Management for information on cash flow hedges.

60

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 10 – INVESTMENT INCOME AND INVESTMENT GAINS AND LOSSES (continued)

The amounts reclassified out of AOCI(1) for the years ended December 31, 2017, 2016 and 2015 were as follows (in millions):

	2017	2016	2015	Affected Line Item in the Consolidated Statements of Operations
Net unrealized investment (gains) losses
(Gains)/ losses on cash flow hedges:
Interest rate swaps	$—	$(1)	$1	Net investment income
Interest rate swaps	(2)	(1)	—	Net investment gains (losses)
Currency swaps	(1)	(1)	2	Net investment income
Currency swaps	4	(10)	—	Net investment gains (losses)
(Gains)/ losses on available-for-sale securities:
Impairment losses	—	(6)	(2)	Net investment gains (losses)
All other	47	(65)	66	Net investment gains (losses)
	48	(84)	67	Total before tax
	14	(29)	23	Income tax benefit (expense)
Total reclassifications for the period	$34	$(55)	$44	Net income

1 Negative amounts indicate gains/benefits reclassified out of AOCI. Positive amounts indicate losses/costs reclassified out of AOCI.

NOTE 11 – RELATED PARTY TRANSACTIONS

The Company has significant transactions with New York Life and its affiliates. Because of these relationships, it is possible that the terms of the transactions are not the same as those that would result from transactions among wholly unrelated parties.

New York Life provides the Company with certain services and facilities including, but not limited to, the following: accounting, tax and auditing services; legal services; actuarial services; electronic data processing operations and communications operations. New York Life charges the Company for the identified costs associated with these services and facilities under the terms of a service agreement between New York Life and the Company. The fees incurred associated with these services and facilities, amounted to $968 million, $820 million and $823 million for the years ended December 31, 2017, 2016 and 2015, respectively, and were reflected in Operating expenses and Net investment income.

The Company’s interests in commercial mortgage loans and real estate portfolio acquired through foreclosure (“REO Portfolio”) are held in the form of participations in mortgages originated or acquired by New York Life (and, in the case of the REO Portfolio, a participation in the ownership of the REO Property (“REO Ownership Interest”)). Under the participation agreement for the mortgage loans, it is agreed between the Company and New York Life that the Company’s proportionate interest (as evidenced by a participation certificate) in the underlying mortgage, including without limitation, the principal balance thereof, all interest which accrues thereon, and all proceeds generated therefrom, will be pari passu with New York Life’s and pro rata based upon the respective amounts funded by New York Life and the Company in connection with the applicable mortgage origination or acquisition. Consistent with the participation arrangement, all mortgage documents name New York Life (and not both New York Life and the Company) as the lender but are held for the benefit of both the Company and New York Life pursuant to the applicable participation agreement. New York Life retains general decision making authority with respect to each mortgage loan, although certain decisions require the Company’s approval.

The Company is a party to an investment advisory agreement with NYL Investors, as amended from time to time, whereby NYL Investors provides investment advisory and administrative services to the Company. For the years ended December 31, 2017, 2016 and 2015, the total cost for these services amounted to $125 million, $119 million and $110 million, respectively, which is included in the costs of services billed by New York Life to the Company. These costs are included in Operating expenses. The Company also has investment management agreements with certain affiliates, including GoldPoint Partners LLC, Ausbil Investment Management Limited, and Credit Value Partners LLC.

61

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 11 – RELATED PARTY TRANSACTIONS (continued)

New York Life Investment Management (“NYLIM”) has an investment advisory agreement with the Mainstay VP Funds Trust (“the Fund”), a registered investment company whose shares are sold to various separate accounts of the Company. NYLIM, the administrator of the Fund, and the Company have entered into agreement regarding administrative services to be provided by the Company. Under the terms of the agreement, NYLIM pays the Company administrative fees for providing services to the Fund. The Company recorded fee income from NYLIM of $37 million, $34 million and $35 million for the years ended December 31, 2017, 2016 and 2015, respectively, and was included in Fees-universal life and annuity policies.

NYLIM provides the Company with certain services and facilities including, but not limited to, management and other support. NYLIM charges the Company for the identified costs associated with these services and facilities under the terms of a service agreement between NYLIM and the Company. The Company incurred fees associated with the services and facilities in the amounts of $14 million, $15 million and $33 million for the years ended December 31, 2017, 2016 and 2015, respectively.

On October 1, 2017, the Company entered into a service agreement with its affiliate, Candriam Luxembourg (“Candriam”), whereby Candriam will provide certain investment fund research for the Company. The research provided by Candriam covers certain non-proprietary funds supporting the Company’s variable universal life insurance and annuity products.

The Company has a variable product distribution agreement with NYLIFE Distributors LLC (“Distributors”), an indirect wholly owned subsidiary of New York Life, granting Distributors the exclusive right to distribute and to be the underwriter and/or agent of the Company’s variable product policies. For the years ended December 31, 2017, 2016 and 2015, the Company received service fees of $44 million, $39 million and $39 million, respectively, under this agreement, in consideration for providing 12b-1 Plan services attributable to the variable products.

The Company has an agreement with NYLIFE Securities LLC (“Securities”), an indirect wholly owned subsidiary of New York Life, under which registered representatives of Securities solicit sales of multi-funded annuity contracts and variable life insurance policies. For the years ended December 31, 2017, 2016 and 2015, the Company incurred commission expense to Securities’ registered representatives of $119 million, $119 million and $139 million, respectively.

The Company has a service agreement with Securities, whereby Securities charges the Company a fee for management and supervisory services rendered in connection with variable life insurance and variable annuity sales and in-force business. For the years ended December 31, 2017, 2016 and 2015, the Company incurred an expense of $43 million, $48 million and $51 million, respectively.

The Company has an arrangement with New York Life whereby a policyholder may convert a New York Life term policy or term rider to a universal life insurance policy issued by the Company, without any additional underwriting. As compensation for this arrangement, the Company received from New York Life $19 million, $23 million and $41 million for the years ended December 31, 2017, 2016 and 2015, respectively, and was included in Other income.

New York Life Capital Corporation (“NYLCC”), an indirect wholly owned subsidiary of New York Life, has a credit agreement with the Company dated December 23, 2004, as amended, whereby NYLCC has agreed to make loans to the Company in an amount up to, but not exceeding, $490 million from the issuance of commercial paper. At December 31, 2017 and 2016, the Company had no outstanding loan balance to NYLCC. During 2017, 2016 and 2015, the Company had no interest expenses recorded by the Company in relation to this agreement.

The Company has a credit agreement with New York Life, dated September 30, 1993, as amended, whereby the Company may borrow up to $490 million from New York Life. During 2017, 2016 and 2015, the credit facility was not used, no interest was paid and there was no outstanding balance due.

In addition, the Company has a credit agreement with New York Life, dated April 1, 1999, as amended, wherein New York Life may borrow up to $490 million from the Company. During 2017, 2016 and 2015, the credit facility was not used, no interest was paid and there was no outstanding balance due.

Prior to December 31, 2015, the Company entered into a revolving loan agreement with MCF, which was a wholly owned subsidiary of NYL Investments (as amended from time to time, the “MCF Loan Agreement”). Under this agreement, the Company provided funding to MCF for lending and equity investment commitments entered into by MCF on or after January

62

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 11 – RELATED PARTY TRANSACTIONS (continued)

1, 2010. The aggregate amount advanced by the Company to MCF under the MCF Loan Agreement, when aggregated with all other funding provided to or on behalf of MCF by the Company, could not exceed 2.75% of the Company’s statutory cash and invested assets as stated on the Company’s most recent quarterly statement. During 2015, the Company received interest payments from MCF totaling $100 million, which are included in Net investment income. All outstanding advances made to MCF under the MCF Loan Agreement, together with unpaid interest or accrued return thereon was due in full on July 1, 2025. At December 31, 2015, all outstanding advances made to MCF under the MCF Loan Agreement, together with unpaid interest or accrued return thereon, were paid in full and the agreement was terminated.

On December 31, 2015, the Company entered into a note funding agreement with MCF and New York Life (the “MCF Note Agreement”) and acquired a variable funding note issued by MCF thereunder (the “Note”). The Note, which is reported as a bond, had outstanding balances for the Company of $1,875 million and $1,780 million at December 31, 2017 and 2016, respectively, and were reported in Fixed maturities, available-for-sale. Pursuant to the MCF Note Agreement and variable funding note issued thereunder, the Company and New York Life may provide an aggregate of up to $4,700 million in funding to MCF for lending and equity investment commitments, as well as for business expenses. All outstanding advances made to MCF under the MCF Note Agreement, together with unpaid interest thereon, will be due in full on December 31, 2025. During 2017 and 2016, the Company recorded interest income from MCF totaling $79 million and $75 million, respectively. For 2017 and 2016, MCF paid a dividend of $63 million and $56 million to the Company.

The Company had purchased from MCF participations in collateralized loans to third-parties underwritten by MCF. Under the participation agreements, the Company assumes the performance risk on these loans with no recourse against MCF. In 2017 and 2016, the Company did not purchase any new loans. At December 31, 2017, all collateralized loans were fully paid down to zero. There were no remaining unfunded commitments and there is no intention of future participation in these collateralized loans. At December 31, 2016, the Company held loans with an outstanding balance of $7 million and had commitments to fund additional amounts on these existing loans of $2 million. These loans were reported in Other investments.

To satisfy its obligations under structured settlement agreements, the Company owns all rights, title and interest in and to certain structured settlement annuity contracts issued by New York Life. The obligations are based upon the actuarially determined present value of expected future payments. Interest rates used in establishing such obligations range from 5.36% to 6.64%. The Company has directed New York Life to make the payments under the annuity contracts directly to the payees under the structured settlement agreements. At December 31, 2017 and 2016, the carrying value of the Interest in annuity contracts and the Obligations under structured settlement agreements amounted to $7,431 million and $6,808 million, respectively.

The Company has sold certain annuity contracts to New York Life in order that New York Life may satisfy its third-party obligations under certain structured settlement agreements. Interest rates used in establishing such obligations was 5.84% for 2017. The Company has been directed by New York Life to make the payments under the annuity contracts directly to the beneficiaries under these structured settlement agreements. At December 31, 2017 and 2016, the policyholder reserves related to these contracts amounted to $158 million and $160 million, respectively and were included in liabilities of Future policy benefits.

The Company has issued various Corporate Owned Life Insurance (“COLI”) policies to New York Life for the purpose of informally funding certain benefits for New York Life employees and agents. These policies were issued on the same basis as policies sold to unrelated customers. At December 31, 2017 and 2016, the policyholder reserves balances for these policies amounted to $3,969 million and $3,725 million, respectively, and were included in liabilities of Policyholders’ account balances and Separate account liabilities.

The Company has also issued various COLI policies to Voluntary Employees’ Beneficiary Association (“VEBA”) trusts, which were trusts formed for the benefit of New York Life’s retired employees and agents. At December 31, 2017 and 2016, the policyholder liability balances for these policies amounted to $411 million and $364 million, respectively, and were included in Policyholders’ account balances and Separate account liabilities.

In connection with the acquisition of an office building in 2017 by REEP-OFC 2300 Empire LLC and a pledge of an unleveraged equity interest in the owner of Retreat at Seven Bridges, an existing multifamily property, the Company provided a first mortgage loan in the principal amount of $83 million to REEP-OFC 2300 Empire LLC and REEP-MF Woodridge

63

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 11 – RELATED PARTY TRANSACTIONS (continued)

IL LLC.  The mortgage loan's maturity date is August 10, 2022 with fixed rate of 3.75% per annum. For the year ended December 31, 2017, interest earned amounted to $1 million.

In connection with the acquisition of an office building by REEP-OFC Westory DC, LLC, an indirectly wholly-owned subsidiary of New York Life, the Company provided a first mortgage loan in the principal amount of $83 million to REEP-OFC Westory DC LLC.  The interest-only loan, expected to be due and payable on August 10, 2022 was paid off in October 2017.For each of the years ended December 31, 2017, 2016 and 2015, interest earned amounted to $3 million.

In connection with a $150 million acquisition of a fee estate containing an office building and related improvements and encumbered by a ground lease by New York Life (73.8% interest) and the Company (26.2% interest), the Company and New York Life entered into a Tenancy-in-Common Agreement dated as of June 11, 2012, which sets forth the terms that will govern, in part, each entity’s interest in the property. For each of the years ended December 31, 2017, 2016 and 2015, income earned amounted to $3 million.

Effective December 31, 2004, the Company entered into a reinsurance agreement with New York Life. Refer to Note 14 – Reinsurance for more details.

The Company has an over-retention agreement with New York Life. Refer to Note 14 – Reinsurance for more details.

At December 31, 2017 and 2016, the Company recorded amounts payable to parent and affiliates of $335 million and $239 million, respectively, and is included in Other liabilities. At December 31, 2017 and 2016, the Company recorded amounts due from parent and affiliates of $31 million and $33 million, respectively, and is included in Other assets. The terms of the underlying agreements generally require that these amounts be settled in cash within 90 days.

NOTE 12 – POLICYHOLDERS’ LIABILITIES

Policyholders’ Account Balances

Policyholders’ account balances at December 31, 2017 and 2016 were as follows (in millions):

	2017	2016
Deferred annuities	$45,841	$43,241
Universal life contracts	30,673	29,425
Other	1,275	1,353

Total policyholders’ account balances	$77,789	$74,019

Policyholders’ account balances on the above contracts are equal to cumulative deposits and interest credited, less withdrawals and mortality and expense charges, where applicable.

The following table highlights the interest rate assumptions generally utilized in calculating Policyholders’ account balances at December 31, 2017:

Product	Interest Rate
Deferred annuities	0.05% to 6.91%
Universal life contracts	2.60% to 8.00%

64

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 12 – POLICYHOLDERS' LIABILITIES (continued)

Future Policy Benefits

Future policy benefits at December 31, 2017 and 2016 were as follows (in millions):

	2017	2016
Life insurance:
Taiwan business - 100% coinsured	$1,512	$1,320
Other life insurance	300	262
Total life insurance	1,812	1,582
Individual and group payout annuities	20,318	18,629
Other contract liabilities	116	81
Total future policy benefits	$22,246	$20,292

The following table highlights the key assumptions generally utilized in the calculation of liabilities for future policy benefits at December 31, 2017:

Product	Mortality	Interest Rate	Estimation Method
Individual and group payout annuities	Based upon best estimates at time of policy issuance with PAD	2.53% to 8.75%	Present value of expected future payments at a rate expected at issue with PAD

Guaranteed Minimum Benefits

At December 31, 2017 and 2016, the Company had fixed and variable annuities with guarantees. The Company’s variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive. For guarantees of amounts in the event of death, the net amount at risk is defined as the current GMDB in excess of the current account balance at the balance sheet date. For contracts with the EBB optional feature, the net amount at risk is defined as the additional benefit amount that equals to a percentage of earnings in the contract, subject to certain maximums. For guarantees of accumulation balances, the net amount at risk is defined as GMAB minus the current account balance at the balance sheet date. For guarantees of income, the net amount at risk is defined as the minimum account balance in excess of the current account balance needed to fund the GFIB or guaranteed lifetime income withdrawal benefits (“GLWB”).

Variable Annuity Contracts – GMDB, EBB, GMAB and GFIB

The Company issues certain variable annuity contracts with a GMDB feature that guarantees either:

a)	Return of deposits: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals)

b)Ratchet: the benefit is the greatest of the current account value, premiums paid (adjusted for withdrawals), or the highest account value on any contractually specified anniversary up to contractually specified ages
(adjusted for withdrawals)

Contracts with an optional EBB feature provide an additional death benefit amount equal to a percentage of earnings in the contract at time of death, subject to certain maximums.

The Company issues certain variable annuity contracts with a GMAB feature that guarantees a minimum contract value at the end of the guarantee period equal to 100% or 150% of the initial premium (adjusted for withdrawals), depending on the length of the guarantee period selected at issue. The minimum contract value can be reset after issue, and in such case, is set equal to the account value at the time of reset and the guaranteed period starts over. Older contracts must be surrendered

65

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 12 – POLICYHOLDERS' LIABILITIES (continued)

in order to receive the minimum contract value. Newer policies may pay out the higher of the GMDB and GMAB amount upon death, depending on the age of the contract and the guaranteed period selected.

The Company issues variable annuity contracts with a GFIB feature. This feature provides a minimum fixed annuity payment guarantee that will start on a date chosen by the policyholder.

The following tables provide the account value, net amount at risk and average attained age of contract holders at December 31, 2017 and 2016 for GMDBs, GMABs, EBBs and GFIBs ($ in millions):

	2017
	Return of Net Deposits			Ratchet		Income

	In the Event of Death	Accumulation at Specified Date	Additional Death Benefits	In the Event of Death	In the Event of Death	Accumulation at Specified Date
	(GMDB)	(GMAB)	(EBB)	(GMDB)	(GMAB)	(GFIB)
Account value	$21,353	$6,537	$54	$9,913	$1,524	$220
Net amount at risk	$19	$59	$7	$93	$10	$—
Average attained age of contract holders	59	59	69	65	62	60

	2016
	Return of Net Deposits			Ratchet		Income

	In the Event of Death	Accumulation at Specified Date	Additional Death Benefits	In the Event of Death	In the Event of Death (1)	Accumulation at Specified Date
	(GMDB)	(GMAB)	(EBB)	(GMDB)	(GMAB)	(GFIB)
Account value	$18,270	$5,839	$56	$9,874	$1,520	$226
Net amount at risk	$48	$84	$6	$172	$19	$1
Average attained age of contract holders	55	58	68	61	62	60

The following summarizes the general account liabilities for guarantees on variable contracts, included in liabilities for Future policy benefits for GMDB, EBB and GFIB, and liabilities for Policyholders’ account balances for GMAB (in millions):

	GMDB	GMAB	EBB	GFIB	Total
Balance at December 31, 2015	$74	$155	$2	$6	$237
Incurred guarantee benefits	(21)	26	—	(2)	3
Paid guarantee benefits	(7)	(1)	—	—	(8)
Balance at December 31, 2016	46	180	2	4	232
Incurred guarantee benefits	3	(143)	—	(1)	(141)
Paid guarantee benefits	(3)	(4)	—	—	(7)
Balance at December 31, 2017	$46	$33	$2	$3	$84

For GMABs, incurred guaranteed minimum benefits incorporate all changes in fair value other than amounts resulting from paid guarantee benefits. GMABs are considered to be embedded derivatives and changes in fair value are recorded in Interest credited to Policyholders’ account balances (refer to Note 9 – Fair Value Measurements).

The GMDB and EBB liabilities are determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments in accordance with applicable guidance. The Company regularly evaluates assumptions and adjusts the additional liability, with a related charge or credit recorded to increase in liabilities for Future policy benefits, if actual experience or other evidence suggests that earlier assumptions should be revised.

66

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 12 – POLICYHOLDERS' LIABILITIES (continued)

The GFIB liability is determined each period by estimating the expected guaranteed minimum income benefit amounts, less the benefit amounts funded by income benefit purchases, and recognizing the excess ratably over the accumulation period based on total expected assessments in accordance with applicable guidance. The Company regularly evaluates estimates and adjusts the liability balance, with a related charge or credit recorded to increase in liabilities for future policy benefits, if actual experience or other evidence suggests that earlier assumptions should be revised.

The following table presents the aggregate fair value of assets at December 31, 2017 and 2016, by major investment fund options (including the general and separate account fund options), held by variable annuity products that are subject to GMDB, GMAB, GFIB, EBB and GLWB benefits and guarantees. Since variable contracts with GMDB guarantees may also offer GMAB, GFIB and EBB guarantees in each contract, the GMDB, GMAB, GFIB and EBB amounts listed are not mutually exclusive (in millions):

	2017
	GMDB	GMAB	EBB	GFIB
Separate account
Equity	$16,157	$4,440	$30	$133
Fixed income	6,651	2,074	12	64
Balanced	4,861	1,324	8	23
Total separate account	27,669	7,838	50	220
General account	3,597	223	4	—
Total	$31,266	$8,061	$54	$220

	2016
	GMDB	GMAB	EBB	GFIB
Separate account
Equity	$13,722	$3,923	$30	$134
Fixed income	6,222	1,926	14	70
Balanced	4,379	1,247	8	22
Total separate account	24,323	7,096	52	226
General account	3,821	263	4	—
Total	$28,144	$7,359	$56	$226

Fixed Annuity Contracts - GLWB

The Company issues fixed annuity contracts with a GLWB feature. The benefit must be elected at the time of contract issuance, and provides for a percentage of the contract holder’s benefit base, subject to certain restrictions, to be available for withdrawal for life as early as age 59 1/2. This benefit base grows for up to 10 years or until lifetime income payments commence, whichever comes first.

The GLWB liability is determined each period end by estimating the expected payments after the account balance is depleted and recognizing the excess ratably over the accumulation period based on total expected assessments in accordance with applicable guidance. The Company regularly evaluates estimates and adjusts the additional liability balance, with a related charge or credit to Increase in liabilities for future policy benefits, if actual experience or other evidence suggests that earlier assumptions should be revised.

At December 31, 2017 and 2016, the GLWB liability was $54 million and $17 million, respectively.

67

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 12 – POLICYHOLDERS' LIABILITIES (continued)

Additional Liability for Individual Life Products

Certain individual life products require additional liabilities for contracts with excess insurance benefit features. These excess insurance benefit features are generally those that result in profits in early years and losses in subsequent years. For the Company’s individual life contracts, this requirement primarily affects universal life policies with secondary guarantees. For these policies, we define excess insurance benefits as death benefits paid in excess of account balance released on death when the policy is either being held in force by the presence of a no lapse guarantee or when an amount in excess of the account balance results from a GMDB.

Generally, the Company has separately defined an excess insurance benefit to exist when expected mortality exceeds all assessments. This insurance benefit is in addition to the base mortality feature, which the Company defines as expected mortality not in excess of assessments. The liability for excess insurance benefit features reflected in the general account and included in liabilities for Future policy benefits was $197 million and $162 million at December 31, 2017 and 2016, respectively.

NOTE 13 – DEFERRED POLICY ACQUISITION COSTS AND SALES INDUCEMENTS

Deferred Policy Acquisition Costs

The following is a rollforward of DAC for the years ended December 31, 2017, 2016 and 2015 (in millions):

	2017	2016	2015
Balance at beginning of year	$3,412	$3,530	$3,041

Current year additions	507	461	514
Amortization - current year	(447)	(522)	(435)
Amortization - impact of assumption and experience unlocking	(105)	(16)	(37)
Balance at end of year before related adjustments	3,367	3,453	3,083

Adjustment for changes in unrealized net investment gains	(118)	(41)	447
Balance at end of year	$3,249	$3,412	$3,530

Sales Inducements

The following is a rollforward of deferred sales inducements included in Other assets for the years ended December 31, 2017, 2016 and 2015 (in millions):

	2017	2016	2015
Balance at beginning of year	$664	$657	$634

Current year additions	63	76	113
Amortization - current year	(109)	(78)	(82)
Amortization - impact of assumption and experience unlocking	5	7	(18)
Balance at end of year before related adjustments	623	662	647

Adjustment for changes in unrealized net investment gains	2	2	10
Balance at end of year	$625	$664	$657

68

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 14 – REINSURANCE

The Company enters into reinsurance agreements in the normal course of its insurance business to reduce overall risk and to be able to issue life insurance policies in excess of its retention limits. The Company reinsures the mortality risk on new life insurance policies on a quota-share yearly renewable term basis for many products except for custom guarantee universal life, survivorship custom guarantee universal life, variable universal life and asset preserver products. Most of the reinsured business is on an automatic basis. For new life insurance policies reinsured automatically, the Company retains between 10% and 60% of each risk, with a minimum size policy ceded of $1 million for survivorship variable universal life and either $0 or $1 million for current performance survivorship universal life and no minimum size for single life. Cases in excess of the Company’s retention and certain substandard cases are reinsured facultatively. The Company does not have any individual life reinsurance agreements that do not transfer risk or contain risk-limiting features.

The Company remains liable for reinsurance ceded if the reinsurer fails to meet its obligation on the business it has assumed. The Company periodically reviews the financial condition of its reinsurers and amounts recoverable in order to minimize its exposure to losses from reinsurer insolvencies. When necessary, an allowance is recorded for reinsurance which the Company cannot collect.

The Company also participates in assumed reinsurance with third parties in acquiring additional business. The effects of reinsurance on the Consolidated Statements of Operations for the years ended December 31, 2017, 2016 and 2015 were as follows (in millions):

	2017	2016	2015
Direct	$2,713	$2,804	$2,497
Assumed	4	4	4
Ceded	(65)	(65)	(69)
Premiums	$2,652	$2,743	$2,432

Fees - universal life and annuity policies ceded	$(656)	$(684)	$(621)

Direct	$2,487	$2,268	$2,048
Assumed	5	7	2
Ceded	(737)	(674)	(559)
Policyholder benefits	$1,755	$1,601	$1,491

Direct	$1,770	$1,832	$1,647
Ceded	(4)	3	(14)
Increase in liabilities for future policy benefits	$1,766	$1,835	$1,633

The effects of reinsurance on the Consolidated Statements of Financial Position for the years ended December 31, 2017 and 2016 were as follows (in millions):

	2017	2016
Reinsurance recoverable[1]	$5,969	$5,863
Reinsurance payable[1]	$4,081	$4,225

1Reinsurance recoverable is reported in Other Assets and Reinsurance payable is reported in Other Liabilities.

Ceded Reinsurance

Four reinsurance companies account for 76% and 77% of the in-force reinsurance ceded at December 31, 2017 and 2016, respectively.

The Company ceded 52% and 53% of its total life insurance in-force at December 31, 2017 and 2016, respectively.

69

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 14 – REINSURANCE (continued)

Prior to July 1, 2002, the Company did business in Taiwan through a branch operation (the “Taiwan Branch”). On July 1, 2002, the Taiwan Branch ceased operations and all of its liabilities and assets were transferred to New York Life Insurance Taiwan Corporation (“Taiwan Corporation”), an indirect subsidiary of New York Life, that was sold to Yuanta Financials Holding Co., Ltd. (“Yuanta”) on December 31, 2013. Under the terms of the sale agreement, Yuanta agreed to satisfy in full, or cause Taiwan Corporation to satisfy in full, all of Taiwan Corporation’s obligations under the Taiwan Branch policies that were transferred to Taiwan Corporation on July 1, 2002. The Company accounts for the policies issued prior to July 2002 as 100% coinsured, and records policyholder liabilities associated with those policies, as well as a reinsurance recoverable asset from Taiwan Corporation/Yuanta of an equal amount.

The effect of this reinsurance agreement with Taiwan Corporation/Yuanta for the years ended December 31, 2017, 2016 and 2015 was as follows (in millions):

	2017	2016	2015
Amounts recoverable from reinsurer[1]	$1,512	$1,320	$1,236
Premiums ceded	$61	$61	$67
Benefits ceded	$42	$53	$29

1 The Company recorded policyholder liabilities of $1,512 million, $1,320 million, and $1,236 million at December 31, 2017, 2016, and 2015, respectively.

The Company reinsures 90% of a block of in-force life insurance business with New York Life. The agreement uses a combination of coinsurance with funds withheld for the fixed portion maintained in the general account and modified coinsurance (“MODCO”) for policies in the separate accounts. Under both the MODCO and funds withheld treaties, the Company retains the assets held in relation to the policyholders’ account balances and separate account liabilities. An experience refund is paid to the Company at the end of each quarterly accounting period for 100% of the profits in excess of $5 million per year. Under authoritative guidance related to derivatives and hedging, the funds withheld and the MODCO treaties, along with the experience rating refund represents an embedded derivative, which is required to be carried at fair value. Refer to Note 7 - Derivative Instruments and Risk Management for additional details.

The effect of this reinsurance agreement with New York Life for the years ended December 31, 2017, 2016 and 2015 was as follows (in millions):

	2017	2016	2015
Fees-universal life policies ceded	$217	$262	$241
Net revenue from reinsurance	$66	$74	$99
Policyholder benefits ceded	$146	$184	$136
Amounts recoverable from reinsurer	$4,011	$4,150	$4,252
Amounts payable to reinsurer	$4,015	$4,154	$4,255
Other liabilities (deferred gain, net of amortization)	$9	$10	$11

The Company obtains coverage of mortality risk in excess of its retention limits from New York Life on a yearly renewable term basis. The premiums for this coverage were $22 million, $23 million and $11 million for the years ended December 31, 2017, 2016 and 2015, respectively.

70

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS AND CONTINGENCIES, LOANED SECURITIES AND REPURCHASE AGREEMENTS

Litigation

The Company and/or its subsidiaries are defendants in individual and/or alleged class action suits arising from their agency sales force, insurance (including variable contracts registered under the federal securities law), investment, retail securities, employment and/or other operations, including actions involving retail sales practices. Some of the actions seek substantial or unspecified compensatory and punitive damages. The Company and/or its subsidiaries are also, from time to time, involved in various governmental, administrative, and investigative proceedings and inquiries.
Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, the Company believes that, after provisions made in the consolidated financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on the Company’s financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on the Company’s operating results for a given year.
Assessments

Most of the jurisdictions in which the Company is licensed to transact business, require life insurers to participate in guaranty associations, which are organized to pay contractual benefits pursuant to insurance policies issued by impaired, insolvent or failed life insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the line of business in which the impaired, insolvent or failed life insurer is engaged. Some states permit member insurers to recover assessments through full or partial premium tax offsets.
The Company received notification of the insolvency of various life insurers. It is expected that these insolvencies will result in guaranty fund assessments against the Company of approximately $2 million and $2 million at December 31, 2017 and 2016, respectively, which have been accrued in Other liabilities. The Company expects to recover $4 million and $10 million at December 31, 2017 and 2016, respectively, of premium offsets reflected in Other assets.

Guarantees

The Company, in the ordinary course of its business, has numerous agreements with respect to its related parties and other third-parties. In connection with such agreements there may be related commitments or contingent liabilities, which may take the form of guarantees. The Company believes the ultimate liability that could result from any such guarantees would not have a material adverse effect on the Company’s financial position.

71

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS
NOTE 15 – COMMITMENTS AND CONTINGENCIES, LOANED SECURITIES AND REPURCHASE AGREEMENTS (continued)

Loaned Securities and Repurchase Agreements

The following table represents recognized repurchase agreements that are subject to an enforceable master netting agreement or similar agreements at December 31, 2017 (in millions). The Company’s dollar rolls repurchase agreements to sell and repurchase securities are not done under master netting agreements or similar agreements and therefore are not included in this table:

	2017
	Gross Amounts of Recognized Financial Instruments	Gross Amounts Offset in the Statements of Financial Position	Net Amounts Presented in the Statements of Financial Position	Securities Collateral[1]	Net Amount
Offsetting of financial assets
Securities purchased under agreement to resell	$223	$—	$223	$(223)	$—
Total assets	$223	$—	$223	$(223)	$—

	2016
	Gross Amounts of Recognized Financial Instruments	Gross Amounts Offset in the Statements of Financial Position	Net Amounts Presented in the Statements of Financial Position	Securities Collateral[1]	Net Amount
Offsetting of financial assets
Securities purchased under agreement to resell	$298	$—	$298	$(298)	$—
Total assets	$298	$—	$298	$(298)	$—

1 The actual collateral that was held by the custodian was $227 million and $304 million at December 31 2017 and 2016, respectively, which were capped at the amount recorded in the Consolidated Statements of Financial Position in accordance with the authoritative guidance.

72

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS
NOTE 15 – COMMITMENTS AND CONTINGENCIES, LOANED SECURITIES AND REPURCHASE AGREEMENTS (continued)

The following table represents recognized securities lending transactions that are subject to an enforceable master netting agreement or similar agreement at December 31, 2017 and 2016 (in millions):

	2017
	Gross Amounts of Recognized Financial Instruments	Gross Amounts Offset in the Statements of Financial Position	Net Amounts Presented in the Statements of Financial Position	Securities Collateral(1)	Net Amount
Offsetting of financial liabilities
Securities entered into a security lending agreement	$675	$—	$675	$(675)	$—
Total liabilities	$675	$—	$675	$(675)	$—

	2016
	Gross Amounts of Recognized Financial Instruments	Gross Amounts Offset in the Statements of Financial Position	Net Amounts Presented in the Statements of Financial Position	Securities Collateral(1)	Net Amount
Offsetting of financial liabilities
Securities entered into a security lending agreement	$675	$—	$675	$(675)	$—
Total liabilities	$675	$—	$675	$(675)	$—

(1) The amount shown represents the cash collateral received which is included in Other liabilities. At December 31, 2017 and 2016, the securities loaned had a fair value of $660 million and $659 million, respectively. Such assets reflect the extent of the Company’s involvement in securities lending, not the Company’s risk of loss.

The following tables provides information about the Company’s obligation regarding cash collateral received under repurchase agreements and securities lending transactions, by class of securities sold to be repurchased and securities sold to counterparties, including the remaining contractual maturity of such transactions at December 31, 2017 and 2016:

	2017
	Remaining Contractual Maturity of the Agreements
	Open	30 days or less	31 to 60 days	61 to 90 days	Greater than 90 days	Total
Dollar Repurchase Agreements
U.S. government corporations & agencies	$—	$—	$—	$—	$—	$—
Total dollar repurchase agreements	$—	$—	$—	$—	$—	$—

Securities Lending
U.S. Treasury	$394	$—	$—	$—	$—	$394
U.S. government corporations & agencies	12	—	—	—	—	12
Foreign governments	5	—	—	—	—	5
U.S. corporate	226	—	—	—	—	226
Foreign corporate	38	—	—	—	—	38
Total securities lending transactions	$675	$—	$—	$—	$—	$675

73

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS
NOTE 15 – COMMITMENTS AND CONTINGENCIES, LOANED SECURITIES AND REPURCHASE AGREEMENTS (continued)

	2016
	Remaining Contractual Maturity of the Agreements
	Open	30 days or less	31 to 60 days	61 to 90 days	Greater than 90 days	Total
Dollar Repurchase Agreements
U.S. government corporations & agencies	$—	$—	$—	$—	$—	$—
Total dollar repurchase agreements	$—	$—	$—	$—	$—	$—

Securities Lending
U.S. Treasury	$49	$—	$—	$—	$—	$49
U.S. government corporations & agencies	18	—	—	—	—	18
Foreign governments	2	—	—	—	—	2
U.S. corporate	515	—	—	—	—	515
Foreign corporate	91	—	—	—	—	91
Total securities lending transactions	$675	$—	$—	$—	$—	$675

At December 31, 2017 and 2016, the Company had no agreements outstanding to sell and repurchase securities.

Liens

Several commercial banks have customary security interests in certain assets of the Company to secure potential overdrafts and other liabilities of the Company that may arise under custody, securities lending and other banking agreements with such banks.

NOTE 16 – INCOME TAXES

The components of the total Income tax (benefit) expense for the years ended December 31, 2017, 2016 and 2015 are as follows (in millions):

	2017	2016	2015
Current
Federal	$300	$323	$266
State and local	5	5	2
Foreign	1	1	1
Total current income tax expense	306	329	269
Deferred
Federal	(311)	(52)	(45)
Income tax (benefit) expense	$(5)	$277	$224

At December 31, 2017 and 2016, the Company recorded a net current income tax receivable of $22 million and a net current income tax payable of $5 million, respectively, which is included in Other assets or liabilities.

74

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 16 - INCOME TAXES (continued)

The Company’s actual income tax (benefit) expense for the years ended December 31, 2017, 2016 and 2015 differs from the expected amount computed by applying the U.S. statutory federal income tax rate of 35% for the following reasons ($ in millions):

	2017		2016		2015

Statutory federal income tax expense	$495	35.0%	$345	35.0%	$297	35.0%
Tax exempt income	(52)	(3.7)	(47)	(4.7)	(60)	(7.1)
Audit liability	(1)	—	(6)	(0.6)	13	1.6
Investment credits	(36)	(2.6)	(38)	(3.9)	(49)	(5.8)
Amortization and deductions of investments in qualified affordable housing projects	24	1.7	21	2.1	30	3.6
Non-controlling interest	—	—	(1)	(0.1)	—	—
Impact of the TCJA	(436)	(30.8)	—	—	—	—
Other	1	—	3	0.3	(7)	(0.9)
Actual income tax (benefit) expense	$(5)	(0.4)%	$277	28.1%	$224	26.4%

The TCJA was enacted on December 22, 2017 and it significantly changes U.S. tax law primarily by lowering the corporate income tax rate from 35% to 21% beginning in 2018. The impact of the TCJA reflected above, $436 million, consists of a tax benefit of $435 million due to the revaluation of deferred tax liabilities to 21% and $1 million for other miscellaneous items.

All income tax effects have been identified and appropriately accounted for as a result of the TCJA in accordance with ASC 740 and SAB 118. The tax accounting for the revaluation of deferred tax liabilities is complete. A reasonable estimate of the income tax effects for the restatement of life insurance reserves for tax purposes as pursuant to TCJA has been recorded as provisional as the analysis is incomplete.

For tax years beginning January 1, 2018, the TCJA limits life insurance reserves for tax purposes to the greater of the net surrender value or 92.81% of NAIC required reserves. In general, the TCJA will result in lower life insurance reserves for tax purposes than under pre-TCJA law. Tax accounting for these changes requires the restatement of December 31, 2017 tax insurance reserves from pre-TCJA rules to the amounts required to be held under the TCJA. This revaluation requires establishing a “gross up” in which an additional deferred tax asset for the revised book to tax differences is recorded. The TCJA also requires the recapture of prior years’ tax benefits from the higher life insurance reserves. This recapture is paid ratably over eight years beginning in 2018 and recorded in the financial statements for the year ended December 31, 2017 as a deferred tax liability in an equal amount to the additional deferred tax asset. The Company has recorded as a provisional amount offsetting deferred tax assets and deferred tax liabilities in the amount of $472 million.

75

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 16 - INCOME TAXES (continued)

The components of the net deferred tax liability reported in Other liabilities at December 31, 2017 and 2016 are as follows (in millions):

	2017	2016
Deferred tax assets
Future policy benefits	$480	$899
Employee and agents benefits	29	52
Other	(4)	—
Gross deferred tax assets	505	951
Deferred tax liabilities
DAC	450	803
Investments	658	682
Other	117	228
Gross deferred tax liabilities	1,225	1,713
Net deferred tax liability	$720	$762

The Company does not have net operating or capital loss carry forwards.

The Company’s federal income tax returns are routinely examined by the IRS and provisions are made in the financial statements in anticipation of the results of these audits. The IRS has completed audits through 2010 and tax years 2011 through 2013 are currently under examination. There were no material effects on the Company’s consolidated financial position and results of operations as a result of these audits. The Company believes that its recorded income tax liabilities for uncertain tax positions are adequate for all open years.

A reconciliation of the beginning and ending amount of unrecognized tax benefits at December 31, 2017, 2016 and 2015 are as follows (in millions):

	2017	2016	2015
Balance at beginning of year	$40	$95	$99
Reductions for tax positions of prior years	(34)	(15)	(15)
Additions for tax positions of current year	—	—	19
Settlements with tax authorities	—	(40)	(8)
Balance at end of year	$6	$40	$95

At December 31, 2017, 2016 and 2015, the Company had unrecognized tax benefits that, if recognized, would impact the effective tax rate by $6 million, $6 million and $15 million, respectively. Total interest expense associated with the liability for unrecognized tax benefits was less than $1 million for the the year ended December 31, 2017, $4 million for the year ended December 31, 2016 and $6 million for the year ended December 31, 2015, and is included in Income tax (benefit) expense. At December 31, 2017, 2016 and 2015, the Company had $1 million, $7 million and $19 million, respectively, of accrued interest associated with the liability for unrecognized tax benefits which are reported in Other liabilities. The $6 million decrease from December 31, 2016 in accrued interest associated with the liability for unrecognized tax benefits is the result of an increase of less than $1 million of interest expense, and $6 million decrease resulting from settlements with tax authorities. The $12 million decrease from December 31, 2016 in accrued interest associated with the liability for unrecognized tax benefits is the result of an increase of $4 million of interest expense, and $16 million decrease resulting from settlements with tax authorities. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next 12 months.

76

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 17 – DEBT

Recourse Debt

The Company issued a promissory note on November 1, 2006, in the amount of $8 million at a fixed interest rate of 5.5% per annum in connection with the purchase of a membership interest in Aeolus Wind Power II LLC. The note calls for the Company to make quarterly payments of principal and interest, with the first installment paid on January 31, 2007 and the final installment due on July 31, 2016. The note may not be prepaid in whole or in part, and there are no collateral requirements. The note was paid off at December 31, 2016.

Non-Recourse Debt

The Company was required to consolidate one structured investment, in which the Company is considered the primary beneficiary, with an outstanding debt balance of $1 million at December 31, 2017 and 2016. Refer to Note 6 – Investments for a discussion on VIEs.

FHLB Agreement

The Company is a member of the FHLB of Pittsburgh. Membership in the FHLB of Pittsburgh provides the Company with a significant source of alternative liquidity. Advances received by the general account are included in other liabilities. When borrowing from the FHLB of Pittsburgh, the Company is required to post collateral in the form of eligible securities, including mortgage-backed, government and agency debt instruments for each of the advances received. Upon any event of default by the Company, the FHLB of Pittsburgh's recovery from the collateral is limited to the amount of the Company's liability to the FHLB of Pittsburgh.

The amount of FHLB of Pittsburgh capital stock held, in aggregate exclusively in the Company’s general account at December 31, 2017 and 2016 was as follows (in millions):

	2017	2016
Membership stock - Class B	$26	$24
Activity stock	—	—
Aggregate total	$26	$24
Actual or estimated borrowing capacity as determined by the insurer	$4,903	$4,550

At December 31, 2017 and 2016, the Company did not have an outstanding balance due to the FHLB of Pittsburgh.

NOTE 18 – SUPPLEMENTAL CASH FLOW INFORMATION

Income taxes paid were $296 million, $262 million and $207 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Total interest paid was $15 million, $16 million and $13 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Non-cash transactions

The Company’s non-cash investing transactions were $86 million for the year ended December 31, 2017 related to fixed maturities, equities, mortgage loans and limited partnerships.

The Company’s non-cash investing transactions were $201 million for the year ended December 31, 2016 related to fixed maturities, equities and limited partnerships.

The Company’s non-cash investing transactions were less than $27 million for the year ended December 31, 2015 related to fixed maturities, short terms, mortgage loans and limited partnerships.

77

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO CONSOLIDATED GAAP BASIS FINANCIAL STATEMENTS

NOTE 19 – STATUTORY FINANCIAL INFORMATION

The NAIC Accounting Practices and Procedures Manual (“NAIC SAP”) has been adopted as a component of prescribed or permitted practices by the state of Delaware. Prescribed statutory accounting practices include state laws and regulations. Permitted statutory accounting practices encompass accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state, and may change in the future. The state of Delaware has adopted all prescribed accounting practices found in NAIC SAP. At December 31, 2017, the Company does not have any permitted practices.

The Company is restricted as to the amounts it may pay as dividends to New York Life. Under Delaware Insurance Law, dividends on capital stock can be distributed only out of earned surplus. Furthermore, without prior approval of the Delaware Insurance Commissioner, dividends cannot be declared or distributed which exceed the greater of ten percent of the Company’s surplus or one hundred percent of net gain from operations. In 2017, the Company paid a $275 million dividend to its sole shareholder, New York Life. The Company did not pay or declare a dividend to New York Life at December 31, 2016. At December 31, 2017, the amount of available and accumulated funds derived from earned surplus from which the Company can pay dividends is $5,234 million. The maximum amount of dividends that may be paid in 2018 without prior approval is $916 million.

NOTE 20 – SUBSEQUENT EVENTS

At March 8, 2018, the date the financial statements were available to be issued, there have been no events occurring subsequent to the close of the Company’s books or accounts for the accompanying consolidated financial statements that would have a material effect on the financial condition of the Company.

78

(This page intentionally left blank)

(This page intentionally left blank)

(This page intentionally left blank)

(NYLIAC) NI070

PART C. OTHER INFORMATION

ITEM 26.	EXHIBITS

Board of Directors Resolution

(a)	Resolution of the Board of Directors of NYLIAC establishing the Separate Account — Previously filed as Exhibit 1.(1) to Registrant’s initial Registration Statement on Form S-6, re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(1) to Registrant’s Post-Effective Amendment No. 4 on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 033-64410), filed 4/25/97 and incorporated herein by reference.

(b)	Custodian Agreements. Not applicable.

(c)	Underwriting Contracts.

(c)(1)	Distribution Agreement between NYLIFE Securities Inc. and NYLIAC — Previously filed as Exhibit 1.(3)(a) to Post-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 002-86084), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(3)(a)(1) to Post-Effective Amendment No. 4 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 033-64410), filed 4/25/97 and incorporated herein by reference.

(c)(2)	Distribution Agreement between NYLIFE Distributors Inc. and NYLIAC — Previously filed as Exhibit (3)(b) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 4/18/96 and incorporated herein by reference.

(c)(3)	Distribution and Underwriting Agreement, dated April 27, 2006, between New York Life Insurance and Annuity Corporation and NYLIFE Distributors LLC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (c)(3) to Post-Effective Amendment No. 16 on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-48300), filed 8/15/06 and incorporated herein by reference.

(c)(4)	Amendment to Distribution and Underwriting Agreement, dated March 6, 2015, between New York Life Insurance and Annuity Corporation and NYLIFE Distributors LLC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit(c)(4) to Post-Effective Amendment No. 25 on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-79309), filed 4/14/2015 and incorporated herein by reference.

(d)	Contracts.

(d)(1)	Form of Policy (No. ICC17-317-30P) filed in accordance with Regulation S-T, 17 CFR 232.102(e) to this Registration Statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I, filed herewith.

(d)(2)	Guaranteed Minimum Accumulation Benefit (GMAB) Rider (No. 317-670) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (d)(2) to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-222196), filed 12/20/17 and incorporated herein by reference.

(d)(3)	Intermediate No Lapse Guarantee (INLG) Rider (No. ICC17-317-680) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (d)(3) to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-222196), filed 12/20/17 and incorporated herein by reference.

(d)(4)

Monthly Deduction Waiver (MDW) Rider (No. ICC17-317-320R) — filed in accordance with Regulation S-T, 17 CFR 232.102(e) to this Registration Statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I, filed herewith.

(d)(5)

Overloan Protection (OLP) Rider (No. ICC17-317-940R) — filed in accordance with Regulation S-T, 17 CFR 232.102(e) to this Registration Statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I, filed herewith.

(d)(6)

Return of Premium (ROP) Rider (ICC17-317-290) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (d)(6) to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-222196), filed 12/20/17 and incorporated herein by reference.

(d)(7)

Waiver of Specified Premium (WSP) Rider (No. 312-321) -- Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (d)(15) to Post-Effective Amendment No. 4 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-166664), filed 3/1/12 and incorporated herein by reference.

(d)(8)	Accidental Death Benefit (ADB) Rider (No. 829-200) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.5(a) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-79309), filed 7/23/99 and incorporated herein by reference.

(d)(9)	Guaranteed Insurability (GIR) Rider (No. 829-400) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(5)(g) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-79309), filed 7/23/99 and incorporated herein by reference.

(d)(10)	Insurance Exchange (IER) Rider (No. 799-470) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.5(i) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-79309), filed 7/23/99 and incorporated herein by reference.

(d)(11)	Living Benefits Rider (No. 929-495) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(5)(h) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-79309), filed 7/23/99 and incorporated herein by reference.

(d)(12)	Spouse’s Paid-Up Insurance Purchase Option (SPPO) Rider (No. 305-375) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (d)(9) to the initial Registration Statement on Form N-6, for NYLIAC Variable Universal Life Separate Account-I (File No. 333-147707), filed 11/29/07 and incorporated herein by reference.

(e)	Applications.

(e)(1)

Form of Application for a Policy (No. ICC17-217-500) — filed in accordance with Regulation S-T, 17 CFR 232.102(e) to this Registration Statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I, filed herewith.

(f)	Depositor’s Certificate of Incorporation and By-Laws.

(f)(1)	Restated Certificate of Incorporation of NYLIAC — Previously filed as Exhibit (6)(a) to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 002-86083), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(6)(a) to the initial registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 7/3/96 and incorporated herein by reference.

(f)(1)(a)	Amended and Restated Certificate of Incorporation of NYLIAC - Previously filed as Exhibit 6(a)(1) to the registration statement on Form N-4 for the NYLIAC MFA Separate Account - I (File No. 2-86083), filed 4/12/13 and incorporated herein by reference.

(f)(2)	By-Laws of NYLIAC — Previously filed as Exhibit (6)(b) to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 002-86083), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(6)(b) to the initial registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 7/3/96 and incorporated herein by reference.

(f)(2)(a)	Amendments to By-Laws of NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(b)(2) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-39157), filed 4/3/98 and incorporated herein by reference.

(f)(2)(b)	Amended and Restated By-Laws of NYLIAC - Previously filed as Exhibit 6(b)(3) to the registration statement on Form N-4 for the NYLIAC MFA Separate Account - I (File No. 2-86083), filed 4/12/13 and incorporated herein by reference.

(g)	Reinsurance Contracts. Not applicable.

(h)	Participation Agreements.

(h)(1)	Form of Participation Agreement by and among AIM Variable Insurance Funds, AIM Distributors, Inc. and NYLIAC dated 9/14/05 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(22) to Post-Effective Amendment No. 13 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-48300), filed 9/15/05 and incorporated herein by reference.

(h)(2)	Participation Agreement among The Alger American Fund, Fred Alger and Company, Incorporated and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(9)(b)(2) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617) filed 1/2/97, and incorporated herein by reference.

(h)(3)	Form of Participation Agreement, dated May 1, 2007, among New York Life Insurance and Annuity Corporation, AllianceBernstein L.P. and AllianceBernstein Investments, Inc. - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(26) to Post-Effective Amendment No. 17 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-48300), filed 4/18/07 and incorporated herein by reference.

(h)(4)	Form of Participation Agreement, dated August 14, 2006, among New York Life Insurance and Annuity Corporation, American Funds Insurance Series and Capital Research and Management Company - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(24) to Post Effective Amendment No. 16 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-48300), filed 8/15/06 and incorporated herein by reference.

(h)(5)	Form of Fund Participation Agreement, dated March 25, 2011, and effective as of May 1, 2011, between BlackRock Variable Series Funds, Inc., BlackRock Investments, LLC, and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 8(b)(b) to Post-Effective Amendment No. 25 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File No. 033-53342), filed 4/14/11 and incorporated herein by reference.

(h)(6)	Form of Participation Agreement among Columbia Funds Variable Series Trust II, Columbia Management Investment Distributors, Inc. and New York Life Insurance and Annuity Corporation, dated March 1, 2015 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(g)(g) to Post-Effective Amendment No. 29 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 033-53342), filed 4/14/2015 and incorporated herein by reference.

(h)(7)	Form of Fund Participation Agreement, dated August 14, 2006, among New York Life Insurance and Annuity Corporation, Delaware VIP Trust, Delaware Management Company, and Delaware Distributors, L.P. - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(25) to Post-Effective Amendment No. 16 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - (File No. 333-48300), filed 8/15/06 and incorporated herein by reference.

(h)(8)	Form of Participation Agreement, dated May 1, 2007, among New York Life Insurance and Annuity Corporation, DWS Variable Series I, DWS Variable Series II, and DWS Investments VIT Funds, DWS Scudder Distributors, Inc. and Deutsche Investment Management Americas Inc. - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(27) to Post-Effective Amendment No. 17 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-48300), filed 4/18/07 and incorporated herein by reference.

(h)(9)	Form of Participation Agreement among Dreyfus Investment Portfolios, The Dreyfus Corporation, Dreyfus Service Corporation and NYLIAC dated 6/1/01 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(r) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 6/4/01 and incorporated herein by reference.

(h)(10)	Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation and NYLIAC, as amended, dated 11/23/09 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(f) to Post-Effective Amendment No. 24 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 033-53342), filed 4/12/10 and incorporated herein by reference.

(h)(11)	Participation Agreement between Janus Aspen Series and NYLIAC dated 6/20/96 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1(9)(b)(3) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(h)(12)	Form of Participation Agreement among Legg Mason Investor Services, LLC and New York Life Insurance and Annuity Corporation dated 5/1/07 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(j)(j) to Post-Effective Amendment No.31 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 033-53342), filed 4/11/17 and incorporated herein by reference.

(h)(13)	Stock Sale Agreement between NYLIAC and MainStay VP Series Fund, Inc. (formerly New York Life MFA Series Fund, Inc.) dated 6/4/93 - Previously filed as Exhibit 1.(9) to Registrant’s Pre-Effective Amendment No. 1 on Form S-6, refiled as Exhibit 1.(9)(a) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(h)(13)(a)	Amendment dated 9/27/02 to Stock Sale Agreement dated 6/4/93 between NYLIAC and MainStay VP Series Fund, Inc. - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(n) to Post-Effective Amendment No. 18 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 4/9/03 and incorporated herein by reference.

(h)(14)	Participation Agreement among New York Life Insurance and Annuity Corporation, MainStay VP Series Fund, Inc., and New York Life Investment Management LLC dated 10/7/04 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(y) to Post-Effective Amendment No. 20 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account I (File No. 033-53342), filed 4/10/06 and incorporated herein by reference.

(h)(15)	Form of Participation Agreement among MFS Variable Insurance Trust, Massachusetts Financial Services Company and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(j) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 033-53342), filed 4/16/98 and incorporated herein by reference.

(h)(16)	Participation Agreement among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc. and NYLIAC dated 6/28/96 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1(9)(b)(4) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(h)(17)	Form of Fund Participation Agreement among Neuberger Berman Advisers Management Trust, Neuberger Berman Management Inc. and NYLIAC dated 6/6/01 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9) (q) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 6/4/01 and incorporated herein by reference.

(h)(18)	Form of Participation Agreement among NYLIAC, PIMCO Variable Insurance Trust and PIMCO Advisors Distributors LLC dated 4/12/04 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(17) to Post-Effective Amendment No. 9 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 4/14/04 and incorporated herein by reference.

(h)(19)	Participation Agreement, dated June 5, 2007, among New York Life Insurance and Annuity Corporation, Lincoln Variable Insurance Products Trust, Lincoln Financial Distributors, Inc. and Lincoln Investment Advisors Corporation — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(28) to Post Effective Amendment No. 18 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-48300), filed 6/5/07 and incorporated herein by reference.

(h)(20)	Form of Participation Agreement among Van Eck Worldwide Insurance Trust, Van Eck Associates Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(i) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 033-53342), filed 4/16/98 and incorporated herein by reference.

(i)	Administrative Contracts.

(i)(1)	Form of Service Agreement by and between AIM Advisors, Inc. and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(18) to Post-Effective Amendment No. 13 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-48300), filed 9/15/05 and incorporated herein by reference.

(i)(2)	Service Agreement between Fred Alger Management, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(1) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(3)	Form of Administrative Services Agreement, dated May 1, 2007, among New York Life Insurance and Annuity Corporation, AllianceBernstein L.P. and AllianceBernstein Investments, Inc. — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(23) to Post-Effective Amendment No. 17 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-48300), filed 4/18/07 and incorporated herein by reference.

(i)(4)	Form of Business Agreement, dated August 14, 2006, among New York Life Insurance and Annuity Corporation, American Funds Distributors, Inc., and Capital Research and Management Company - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(21) to Post Effective Amendment No. 16 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-48300), filed 8/15/06 and incorporated herein by reference.

(i)(5)	Form of Administrative Services Agreement, dated March 25, 2011, and effective as of May 1, 2011, between BlackRock Advisors, LLC and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 8(a)(a) to Post-Effective Amendment No. 25 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account — I (File No. 033-53342), filed 4/14/11 and incorporated herein by reference.

(i)(6)	Administrative Services Letter of Agreement between Columbia Funds Distributor, Inc. and NYLIAC dated 11/1/04 - Previously filed in accordance with Regulation S-T, 17 CFR 231.102(e) as Exhibit (8)(t) to Post-Effective Amendment No. 18 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 033-53342), filed 4/12/05 and incorporated herein by reference.

(i)(7)	Form of Service Agreement, dated May 1, 2007, between Delaware Distributors, L.P. and New York Life Insurance and Annuity Corporation — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(22) to Post-Effective Amendment No. 17 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 4/18/07 and incorporated herein by reference.

(i)(8)	Administrative Services Letter of Agreement, dated May 1, 2007, between Deutsche Investment Manager Americas, Inc. and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(14) to Pre-Effective Amendment No. 1 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-147707), filed 4/14/08 and incorporated herein by reference.

(i)(9)	Administrative Services Agreement between Dreyfus Corporation and NYLIAC dated 6/20/96 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(3) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(10)	Service Agreement between Fidelity Investments Institutional Operations Company, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(7) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(11)	Administrative Services Agreement between Janus Capital Corporation and NYLIAC dated 10/1/00 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(4) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(12)	Form of Administrative Services Agreement among Legg Mason Investor Services, LLC and New York Life Insurance and Annuity Corporation dated 5/1/07 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(k)(k) to Post-Effective Amendment No.31 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 033-53342), filed 4/11/17 and incorporated herein by reference.

(i)(13)	Form of Substitution Agreement among NYLIAC, MainStay Management LLC, and New York Life Investment Management LLC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(s) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 6/4/01 and incorporated herein by reference.

(i)(14)	Administrative Services Agreement between Massachusetts Financial Services Company and NYLIAC dated 2/18/00 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(8) to Post-Effective Amendment No. 3 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 2/12/03 and incorporated herein by reference.

(i)(15)	Administrative Service Agreement between Morgan Stanley & Co. Incorporated and NYLIAC dated 4/30/03 — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(15) to Pre-Effective Amendment No. 1 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-147707), filed 4/14/08 and incorporated herein by reference.

(i)(16)	Form of Distribution and Administrative Services Agreement, Class S Shares, between Neuberger Berman Management,Inc. and NYLIAC -Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(w) to Post-Effective Amendment No. 19 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account III (File No. 033-87382), filed 5/14/03 and incorporated herein by reference.

(i)(17)	Administrative, Distribution and Business Services Agreements between New York Life Investment Management LLC and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(5) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(18)	Administrative Services Agreement between New York Life Investment Management LLC and NYLIAC dated 1/1/05 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(w) to Post-Effective Amendment No. 20 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 033-53342), filed 4/10/06 and incorporated herein by reference.

(i)(18)(a)	Amended and Restated Administrative Services Agreement between New York Life Investment Management LLC and NYLIAC, dated February 17, 2012 - Previously filed in accordance with Regulation S-T 17 CFR 232.102(e) as Exhibit (8)(c)(c) to Post-Effective Amendment No. 26 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File No. 033-53342), filed 4/11/12 and incorporated herein by reference.

(i)(19)	Services Agreement between PIMCO Variable Insurance Trust and NYLIAC dated 4/12/04 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(13) to Post-Effective Amendment No. 10 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 4/13/05 and incorporated herein by reference.

(i)(20)	Administrative Services Agreement dated June 5, 2007 between Lincoln Investment Advisors Corporation and New York Life Insurance and Annuity Corporation — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(25) to Post-Effective Amendment No. 19 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-48300), filed 12/13/07 and incorporated herein by reference.

(i)(21)	Administrative and Shareholder Services Agreement between Van Eck Worldwide Insurance Trust and NYLIAC dated 1/16/98 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(10) to Post-Effective Amendment No. 3 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333- 57210), filed 2/12/03 and incorporated herein by reference.

(j)	Other Material Contracts.

(j)(1)	Powers of Attorney — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (j)(1) to Post-Effective Amendment No. 29 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-79309), filed 4/10/18 and incorporated herein by reference.

(k)	Legal Opinion.

Opinion and consent of Thomas F. English, Esq. — Filed herewith.

(l)	Actuarial Opinion.

Not applicable.

(m)	Calculation.

Not applicable.

(n)	Other Opinions.

Consent of PricewaterhouseCoopers LLP — Filed herewith.

(o)	Omitted Financial Statements.

Not applicable.

(p)	Initial Capital Agreements.

Not applicable.

(q)	Redeemability Exemption.

(q)(1)	Memorandum describing NYLIAC’s issuance, transfer and redemption procedures for the Policy Pursuant to Rule 6e-3(T)(b)(12)(iii) — Filed herewith.

ITEM 27.	DIRECTORS AND OFFICERS OF THE DEPOSITOR

The principal business address of each director and officer of NYLIAC is 51 Madison Avenue, New York, NY 10010.

Name:	Title:
Mathas, Theodore A.	Director, Chairman & Chief Executive Officer
Ashe, Christopher T.	Director & Senior Vice President
Bedard, David G.	Director & Senior Vice President
Cook, Alexander I.	Director & Senior Vice President
Fleurant, John T.	Director, Executive Vice President & Chief Financial Officer
Gardner, Robert M.	Director, Senior Vice President & Controller
Grove, Matthew M.	Director & Senior Vice President
Harte, Frank M.	Director & Senior Vice President
Hendry, Thomas A.	Director, Senior Vice President & Treasurer
Huang, Dylan W.	Director & Senior Vice President
Kim, John Y.	Director & President
Madgett, Mark J.	Director, Senior Vice President & Head of Agency
Miller, Amy	Director
Seter, Arthur H.	Director, Senior Vice President & Chief Investment Officer
Steinberg, Joel M.	Director, Senior Vice President, Chief Risk Officer & Chief Actuary
Wion, Matthew D.	Director & Senior Vice President
Afshar, Pedram	Senior Vice President
Badler, Sara L.	Senior Vice President
Berlin, Scott L.	Senior Vice President
Castellani, David J.	Senior Vice President
Cole, Thomas	Senior Vice President
Del Secolo, Michael	Senior Vice President
DeSanto, Craig L.	Senior Vice President & Actuary
Desiderato, Donald M.	Senior Vice President
DiMella, Robert A.	Senior Vice President
English, Thomas F.	Senior Vice President & Chief Legal Officer
Girard, Thomas J.	Senior Vice President
Lenz, Scott L.	Senior Vice President & Chief Tax Counsel
Loffredo, John M.	Senior Vice President
Malloy, Anthony R.	Senior Vice President
McDermott, Gail A.	Senior Vice President
McInerney, Barbara J.	Senior Vice President & Chief Compliance Officer
Miccuci, Alison H.	Senior Vice President
Ok, Francis J.	Senior Vice President
Phlegar, Jeffrey S.	Senior Vice President
Ramasamy, Neal S.	Senior Vice President & Chief Technology Officer
Roberts, Dan C.	Senior Vice President
Rocchi, Gerard A.	Senior Vice President
Schwartz, Richard C.	Senior Vice President
Starr, Andrew P.	Senior Vice President
Swanson, Matthew T.	Senior Vice President
Talgo, Mark W.	Senior Vice President
Yoon, Jae	Senior Vice President
Anderson, Erik A.	Vice President & Actuary
Ascione, Mitchell P.	Vice President
Bain, Karen A.	Vice President - Tax
Bartlett, Judy R.	Vice President & Legal Officer
Barton, Jacqueline M.	Vice President
Beligotti, Jeffrey	Vice President & Actuary
Brill, Elizabeth	Vice President & Actuary
Caminiti, Philip E.	Vice President
Carbone, Jeanne M.	Vice President
Casanova, Ramon A.	Vice President & Actuary
Chen, Roger	Vice President
Cherpelis, George S.	Vice President
Cirella, Margaret M.	Vice President
Cohen, Louis N.	Vice President
Cristallo, James J.	Vice President & Actuary
Cruz, Jeanne M.	Vice President
DeToro, Karen J.	Vice President
Dial, Robert H.	Vice President
Diaz, Mayra L.	Vice President
DiRago, John C.	Vice President
Donnelly, Kathleen A.	Vice President
Donohue, Robert	Vice President & Assistant Treasurer
Dubrow, Michael G.	Vice President
Feinstein, Jonathan	Vice President
Ferguson, Robert E.	Vice President
Fitzgerald, Edward J.	Vice President
Fong, Michael	Vice President & Actuary
Frawley, Stephanie A.	Vice President
Furlong, Brian	Vice President
Gangemi, Thomas J.	Vice President & Chief Underwriter
Goldstein, Ross M.	Vice President
Hallahan, Mary	Vice President & Treasurer
Hamlen, Renee	Vice President
Hamrick, Jane L.	Vice President & Actuary
Han, Wen Wei	Vice President & Actuary
Hanley, Dale A.	Vice President
Heller, Thomas S.	Vice President
Hoffman, Eric S.	Vice President
Huang, Angela	Vice President & Actuary
Hynes, Robert J.	Vice President
Kary, Jason	Vice President
Karmen, Robert	Vice President & Legal Officer
Killian, Jeffrey	Vice President
Kim, Terry	Vice President
Kimble, Michael J.	Vice President
Koltisko, Joseph D.	Vice President
Kraus, Linda M.	Vice President
Kravitz, Jodi L.	Vice President & Actuary
Kuan, Melissa	Vice President
Lamarque, Natalie	Vice President
Leber, Richard B.	Vice President, Legal Officer & Assistant Secretary
Loutrel, Brian C.	Vice President & Chief Privacy Officer
Lynn, Eric J.	Vice President & Actuary
Marinaccio, Ralph S.	Vice President
McGinnis, Timothy M.	Vice President
McNamara, Stephen J.	Vice President & Actuary
Melka, Frank David	Vice President
Millay, Edward P.	Vice President
Mitchinson, Tod	Vice President & Chief Information Security Officer
Morris, Ryan J.	Vice President & Actuary
Mosquera, Jaime	Vice President & Actuary
Murphy, Marijo F.	Vice President
Pasyanos, Nicholas	Vice President & Actuary
Pecorino, Paul	Vice President
Perry, Valerie L.	Vice President - Underwriting
Petty, William	Vice President
Quartararo, Paul	Vice President & Chief Medical Director
Roy, Ari	Vice President
Rubin, Janis C.	Vice President
Rzad, Amaury J.	Vice President
Seewald, Scott R.	Vice President
Sell, David S.	Vice President
Shannon, Joseph J.	Vice President
Sherman, Nancy G.	Vice President
Silber, Irwin	Vice President & Actuary
Smith, Kevin M.	Vice President
Suryapranata, Monica	Vice President
Tai, Ka Luk Stanley	Vice President
Tate, William P.	Vice President
Tillotson, Sandra G.	Vice President
Trimborn, Timothy A.	Vice President
Valvilala, Raj	Vice President
Verastegui, Victor A.	Vice President
Virendra, Sonali	Vice President
Wagenseil, Taylor	Vice President
Wagner, Robin M.	Vice President
Walsh, Richard M.	Vice President
Walsh, Simon	Vice President
Webster, Gregory H.	Vice President
Weinstein, Scott W.	Vice President
Whites, Charles A.	Vice President & Legal Officer
Wildin, Michellen	Vice President
Williams, Matthew	Vice President
Yashnyk, Michael A.	Vice President
Zeng, Paul	Vice President & Actuary

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

The Depositor, NYLIAC, is a wholly-owned subsidiary of New York Life Insurance Company (“New York Life”). The Registrant is a segregated asset account of NYLIAC. The following chart indicates persons presumed to be controlled by New York Life(+), unless otherwise indicated. Subsidiaries of other subsidiaries are indented accordingly, and ownership is 100% unless otherwise indicated.

Name	Jurisdiction of Organization	Percent of Voting Securities Owned
The MainStay Funds(*)(†)	Massachusetts
MainStay VP Funds Trust(*)(†)	Delaware
MainStay Funds Trust	Delaware
NYL Investors LLC	(Delaware)
NYL Investors (U.K.) Limited	(United Kingdom)
NYL Investors REIT Manager LLC	(Delaware)
NYLIM Holdings NCVAD GP, LLC	(Delaware)
McMorgan Northern California Value Add/Development Fund I, LP	(Delaware)	(50%)
MNCVAD-IND Greenwood CA LLC	(Delaware)
MNCVAD-IND Norris Canyon CA LLC	(Delaware)
MNCVAD-CP Norris Canyon LLC	(Delaware)	(94%)
MNCVAD-IND Petaluma CA LLC	(Delaware)
MNCVAD-OFC 2665 NORTH FIRST CA LLC	(Delaware)
MNCVAD-SEAGATE 2665 NORTH FIRST LLC	(Delaware)	(90%)
MNCVAD-OFC Bridgepointe CA LLC	(Delaware)
MNCVAD-OFC RIDDER PARK CA LLC	(Delaware)
MNCVAD-GRAYMARK RIDDER	(Delaware)	(97.50%)
MNCVAD-OFC ONE BAY CA LLC	(Delaware)
MNCVAD-HARVEST ONE BAY LLC	(Delaware)	(95%)
MNCVAD-IND RICHMOND CA LLC	(Delaware)
NYL Investors NCVAD II GP, LLC	(Delaware)
McMorgan Northern California Value Add/Development Fund II, LP	(Delaware)	(50%)
MNCVAD II-MF HENLEY CA LLC	(Delaware)
MNCVAD II-SP HENLEY JV LLC	(Delaware)	(90%)
MNCVAD II-SP HENLEY OWNER	(Delaware)
Madison Core Property Fund LLC	(Delaware)	(NYL Investors is Non Member Manager 0.00%) [8]
MIREF 1500 Quail, LLC	(Delaware)
MIREF Mill Creek, LLC	(Delaware)
MIREF Gateway, LLC	(Delaware)
MIREF Delta Court, LLC	(Delaware)
MIREF Fremont Distribution Center, LLC	(Delaware)
MIREF Century, LLC	(Delaware)
MIREF Saddle River LLC	(Delaware)
MIREF Newpoint Commons, LLC	(Delaware)
MIREF Northsight, LLC	(Delaware)
MIREF Riverside, LLC	(Delaware)
MIREF Corporate Woods, LLC	(Delaware)
MIREF Bedminster, LLC	(Delaware)
MIREF Barton’s Creek, LLC	(Delaware)
Barton’s Lodge Apartments, LLC	(Delaware)	(90%)
MIREF Marketpointe, LLC	(Delaware)
MIREF 101 East Crossroads, LLC	(Delaware)
101 East Crossroads, LLC	(Delaware)
MIREF Chain Bridge, LLC	(Delaware)
1991 Chain Bridge Road, LLC	(Delaware)
MIREF Hawthorne, LLC	(Delaware)
MIREF Auburn 277, LLC	(Delaware)
MIREF Sumner North, LLC	(Delaware)
MIREF Wellington, LLC	(Delaware)
MIREF Warner Center, LLC	(Delaware)
MADISON-IND Valley Business Park CA LLC	(Delaware)
MADISON-MF Duluth GA LLC	(Delaware)
MADISON-OFC Centerstone I CA LLC	(Delaware)
MADISON-OFC Centerstone III CA LLC	(Delaware)
MADISON-MOB Centerstone IV CA LLC	(Delaware)
MADISON-OFC Centerpoint Plaza CA LLC	(Delaware)
MADISON-IND Logistics NC LLC	(Delaware)
MCPF-LRC Logistics LLC	(Delaware)	(90%)
MADISON-MF Desert Mirage AZ LLC	(Delaware)
MADISON-OFC One Main Place OR LLC	(Delaware)
MADISON-IND Fenton MO LLC	(Delaware)
MADISON-IND Hitzert Roadway MO LLC	(Delaware)
MADISON-MF Hoyt OR LLC	(Delaware)
MADISON-RTL Clifton Heights PA LLC	(Delaware)
MADISON-IND Locust CA LLC	(Delaware)
MADISON-OFC Weston Pointe FL LLC	(Delaware)
MADISON-MF Henderson NV LLC	(Delaware)
MCPF-SP Henderson LLC	(Delaware)	(90%)
MADISON-SP Henderson LLC	(Delaware)	(90%)
MADISON-IND VISTA LOGISTICS OR LLC	(Delaware)
MADISON-SPECHT VISTA LOGISTICS LLC	(Delaware)	(95%)
MADISON-MF MCCADDEN CA LLC	(Delaware)
MADISON-OFC 1201 WEST IL LLC	(Delaware)
MADISON-MCCAFFERY 1201 WEST IL LLC	(Delaware)	(92.5%)
MADISON-MF CRESTONE AZ LLC	(Delaware)
NYL Real Assets LLC	(Delaware)
NYL Emerging Manager LLC	(Delaware)
NYL Wind Investments LLC	(Delaware)
NYLIFE Insurance Company of Arizona	(Arizona)
NYLIC HKP Member LLC	(Delaware)	(NYLIC: 67.974%; NYLIAC 32.026%)
New York Life Insurance and Annuity Corporation	(Delaware)
Ausbil IT – Ausbil Microcap Fund	(Australia)	(NYLIAC: 20.47%)
Ausbil IT – Candriam Sustainable Global Equity Fund		(NYLIAC: 30.24%)
MacKay Shields Unconstrained Bond Fund		(NYLIAC: 99.23%)
Ausbil Dividend Income Fund		(NYLIAC: 99.80%)
New York Life Enterprises LLC	(Delaware)
SEAF Sichuan SME Investment Fund LLC	(Delaware)	(39.98%)
New York Life International Holdings Limited	(Mauritius)	(84.38%)[1]
NYL Cayman Holdings Ltd.	(Cayman Islands)
NYL Worldwide Capital Investments LLC	(Delaware)
Seguros Monterrey New York Life, S.A. de C.V.	(Mexico)	(99.998%)[2]
Administradora de Conductos SMNYL, S.A. de C.V.	(Mexico)	(99%)
Agencias de Distribucion SMNYL, S.A. de C.V. (”ADIS”)	(Mexico)	(99%)
Inmobiliaria SMNYL, SA de C.V.	(Mexico)	(99%; ADIS: 1%)
Madison Capital Funding LLC	(Delaware)	(NYLIC: 55%; NYLIAC: 45%)
MCF Co-Investment GP LLC	(Delaware)
MCF Co-Investment GP LP	(Delaware)
Madison Capital Funding Co-Investment Fund LP	(Delaware)
Madison Avenue Loan Fund GP LLC	(Delaware)
Madison Avenue Loan Fund LP	(Delaware)
MCF KB Fund LLC	(Delaware)
MCF Fund I LLC	(Delaware)
Ironshore Investment BL I Ltd.	(Bermuda)[8]	(0 voting ownership)
MCF CLO IV LLC	(Delaware)[7]	(NYLIC: 6.7%)
MCF CLO V LLC	(Delaware)[7]	(NYLIC: 5%)
MCF CLO VI LLC	(Delaware)[7]	(0 voting ownership)
MCF CLO VII LLC (f/k/a LMF WF Portfolio III, LLC)	(Delaware)[7]	(0 voting ownership)
MCF KB Fund LLC	(Delaware)
Montpelier Carry Parent, LLC	(Delaware)
Montpelier Carry, LLC	(Delaware)
Montpelier GP, LLC	(Delaware)
Montpelier Fund, L.P.	(Delaware)
MCF Mezzanine Carry I LLC	(Delaware)[9]
MCF Mezzanine Fund I LLC	(Delaware)	(NYLIC: 66.66%; NYLIAC: 33.33%) (MCF is the manager)
Warwick Seller Representative, LLC	(Delaware)
Young America Holdings, LLC (“YAH”)	(Delaware)	(36.35%)[9]
YAC.ECOM Incorporated	(Minnesota)
Young America, LLC (“YALLC”)	(Minnesota)
Global Fulfillment Services, Inc.	(Arizona)
SourceOne Worldwide, Inc.	(Minnesota)
YA Canada Corporation	(Nova Scotia, Canada)
Zenith Products Holdings, Inc.	(Delaware)	(16.36%)[9]
ZPC Holding Corp.	(Delaware)
Zenith Products Corporation	(Delaware)
NYLIM Jacob Ballas India Holdings IV	(Mauritius)
New York Life Investment Management Holdings LLC	(Delaware)
New York Life Investment Management Asia Limited	(Cayman Islands)
Japan Branch
Institutional Capital LLC	(Delaware) (Dormant)
MacKay Shields LLC	(Delaware)
MacKay Shields Core Plus Opportunities Fund GP LLC	(Delaware)
MacKay Shields Core Plus / Opportunities Fund LP	(Delaware)
MacKay Municipal Managers Opportunities GP LLC	(Delaware)
MacKay Municipal Opportunities Master Fund, L.P.	(Delaware)
MacKay Municipal Opportunities Fund, L.P.	(Delaware)
MacKay Municipal Managers Credit Opportunities GP LLC	(Delaware)
MacKay Municipal Credit Opportunities Master Fund, L.P.	(Delaware)
MacKay Municipal Credit Opportunities Fund, L.P.	(Delaware)
MacKay Municipal Credit Opportunities HL Fund, L.P
MacKay Municipal Managers Credit Opportunities HL (Cayman) GP LLC	(Cayman Is.)
MacKay Municipal Credit Opportunities HL (Cayman) Fund, LP	(Cayman Is.)
MacKay Municipal Short Term Opportunities Fund GP LLC	(Delaware)
MacKay Municipal Short Term Opportunities Fund LP	(Delaware)
Plainview Funds plc	(Ireland)	(50%) (MacKay Shields Employee: 50%)
Plainview Funds plc – MacKay Shields Emerging Markets Credit Portfolio	(Ireland)	(NYLIC: 0.00%; NYLIAC: 0.00%)
Plainview Funds plc – MacKay Shields Flexible Bond Portfolio	(Ireland)	(NYLIAC: 0%; NYLIC: 0%)
Plainview Funds plc – MacKay Shields Unconstrained Bond Portfolio	(Ireland)	(NYLIC: 1.91%; MacKay: 1.45%)
Plainview Funds plc – MacKay Shields Floating Rate High Yield Portfolio	(Ireland)	(NYLIC: 92.37%; MacKay 7.39%)
Plainview Funds plc – MacKay Shields Core Plus Opportunities Portfolio	(Ireland)	(NYL: 0%)
MacKay Shields Statutory Trust – High Yield Bond Series	(Connecticut)[8]
Plainview Funds plc – MacKay Shields High Yield Crossover Portfolio	(Ireland)	(NYL: 0%)
MacKay Shields High Yield Active Core Fund GP LLC	(Delaware)
MacKay Shields High Yield Active Core Fund LP	(Delaware)
MacKay Shields Credit Strategy Fund Ltd	(Cayman Islands)
MacKay Shields Credit Strategy Partners LP	(Delaware)
MacKay Shields Defensive Bond Arbitrage Fund Ltd.	(Bermuda)	(13.61%)[3]
MacKay Shields Core Fixed Income Fund GP LLC	(Delaware)
MacKay Shields Core Fixed Income Fund LP	(Delaware)
MacKay Shields Select High Yield Bond Fund GP LLC	(Delaware)
MacKay Shields Select High Yield Bond Fund LP	(Delaware)
MacKay Shields High Yield Crossover Fund LP	(Delaware)
MacKay Shields (International) Ltd.	(UK)	(“MSIL”)
MacKay Shields (Services) Ltd.	(UK)	(“MSSL”)
MacKay Shields UK LLP	(UK)	(MSIL: 99%; MSSL: 1%)
MacKay Shields Global Derivatives LLC	(Delaware)
MacKay Municipal Managers Puerto Rico Opportunities GP LLC	(Delaware)
MacKay Puerto Rico Opportunities Funds, L.P.	(Delaware)
MacKay Puerto Rico Opportunities Feeder Fund, L.P.	(Cayman Islands)
MacKay Municipal Managers California Opportunities GP LLC	(Delaware)
MacKay Municipal Managers California Opportunities Fund, L.P.	(Delaware)
MacKay Municipal New York Opportunities GP LLC	(Delaware)
MacKay Municipal New York Opportunities Fund, L.P.	(Delaware)
MacKay Municipal Opportunities HL Fund, L.P.	(Delaware)
MacKay Municipal Capital Trading GP LLC	(Delaware)
MacKay Municipal Capital Trading Master Fund, L.P.	(Delaware)
MacKay Municipal Capital Trading Fund, L.P.	(Delaware)
MacKay Municipal Managers Strategic Opportunities GP LLC	(Delaware)
MacKay Municipal Managers Strategic Opportunities Fund, L.P.	(Delaware)
MacKay Shields US Equity Market Neutral Fund GP LLC	(Delaware)
MacKay Cornerstone US Equity Market Neutral Fund LP	(Delaware)
MacKay Shields Intermediate Bond Fund GP LLC	(Delaware)
MacKay Shields Intermediate Bond Fund LP	(Delaware)
MacKay Shields General Partner (L/S) LLC	(Delaware)
MacKay Shields Long/Short Fund LP	(Delaware)
MacKay Shields Long/Short Fund (Master)	(Delaware)
Cornerstone Capital Management Holdings LLC	(Delaware)
Cornerstone US Equity Market Neutral Fund, LLC	(Delaware)
Cornerstone Capital Management Large-Cap Enhanced Index Fund GP, LLC	(Delaware)
Cornerstone Capital Management Large-Cap Enhanced Index Fund, L.P.	(Delaware)
GoldPoint Partners LLC	(Delaware)
New York Life Capital Partners, L.L.C.	(Delaware)
New York Life Capital Partners, L.P.	(Delaware)
New York Life Capital Partners II, L.L.C.	(Delaware)
New York Life Capital Partners II, L.P.	(Delaware)
New York Life Capital Partners III GenPar GP, LLC	(Delaware)
New York Life Capital Partners III GenPar, L.P.	(Delaware)
New York Life Capital Partners III, L.P.	(Delaware)
New York Life Capital Partners III-A, L.P.	(Delaware)
New York Life Capital Partners IV GenPar GP, LLC	(Delaware)
New York Life Capital Partners IV GenPar, L.P.	(Delaware)
New York Life Capital Partners IV, L.P.	(Delaware)
New York Life Capital Partners IV-A, L.P.	(Delaware)
GoldPoint Mezzanine Partners IV GenPar GP, LLC	(Delaware)
GoldPoint Mezzanine Partners IV GenPar, LP	(Delaware)
GoldPoint Mezzanine Partners Co-Investment Fund A, LP	(Delaware)
GoldPoint Mezzanine Partners IV, LP	(Delaware)	(“GPPIVLP”)
GPP Mezzanine Blocker Holdco A, LP	(Delaware)	(“GPPMBHA”)
GPP Mezzanine Blocker Holdco Preferred A, LP	(Delaware)
GPP Mezzanine Blocker A, LP	(Delaware)	(GPPMBHA: 7.5%; GPPIVLP: 92.5%)
GPP Mezzanine Blocker Holdco B, LP	(Delaware)	(“GPPMBHB”)
GPP Mezzanine Blocker B, LP	(Delaware)	(“GPPMBHB: 4.4%; GPPIVLP: 95.6%)
GPP Mezzanine Blocker Holdco C, LP	(Delaware)	(“GPPMBHC”)
GPP Mezzanine Blocker C, LP	(Delaware)	(“GPPMBHC: 0%; GPPIVLP: 0%)
GPP Mezzanine Blocker Holdco D, LP	(Delaware)	(“GPPMBHD”)
GPP Mezzanine Blocker D, LP	(Delaware)
GoldPoint Mezzanine Partners Offshore IV, L.P.	(Cayman Islands)
GoldPoint Partners Co-Investment V GenPar GP LLC	(Delaware)
GoldPoint Partners Co-Investment V GenPar, LP	(Delaware)
GoldPoint Partners Co-Investment Fund A, LP	(Delaware)
GoldPoint Partners Co-Investment V, LP	(Delaware)**
GoldPoint Partners Co-Investment V ECI Blocker Holdco B, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker B, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker Holdco C, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker C, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker Holdco D, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker D, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker Holdco E, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker E, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker Holdco F, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker F, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker Holdco G, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker G, LP	(Delaware)
GoldPoint Partners Select Manager III GenPar GP, LLC	(Delaware)
GoldPoint Partners Select Manager III GenPar, L.P.	(Cayman Islands)
GoldPoint Partners Select Manager Fund III, L.P.	(Cayman Islands)
GoldPoint Partners Select Manager Fund III AIV, L.P.	(Delaware)
GoldPoint Partners Select Manager IV GenPar GP, LLC	(Delaware)
GoldPoint Partners Select Manager IV GenPar, L.P.	(Delaware)
GoldPoint Partners Select Manager Fund IV, L.P.	(Delaware)
GoldPoint Partners Canada III GenPar Inc.	(Canada)
GoldPoint Partners Select Manager Canada Fund III, L.P.	(Canada)
GoldPoint Partners Canada IV GenPar Inc.	(Delaware)
GoldPoint Partners Select Manager Canada Fund IV, L.P.	(Delaware)
GoldPoint Partners Co-Investment VI GenPar GP LLC	(Delaware)
GoldPoint Partners Co-Investment VI GenPar, LP	(Delaware)
GoldPoint Partners Co-Investment VI, LP	(Delaware)
GoldPoint Partners VI – ECI Agreegator LP	(Delaware)
GPP VI Blocker A LLC	(Delaware)
GoldPoint Private Credit GenPar GP, LLC	(Delaware)
GoldPoint Private Credit Fund, LP	(Delaware)	(GoldPoint: 100%)
NYLCAP 2010 Co-Invest GenPar GP, LLC	(Delaware)
NYLCAP 2010 Co-Invest GenPar L.P.	(Delaware)
NYLCAP 2010 Co-Invest L.P.	(Delaware)
NYLCAP 2010 Co-Invest ECI Blocker Holdco B L.P.	(Delaware)
NYLCAP 2010 Co-Invest ECI Blocker B L.P.	(Delaware)
NYLCAP 2010 Co-Invest ECI Blocker Holdco E L.P.	(Delaware)
NYLCAP 2010 Co-Invest ECI Blocker E L.P.	(Delaware)
NYLCAP 2010 Co-Invest ECI Blocker F L.P.	(Delaware)
NYLCAP Canada GenPar Inc.	(Canada)
NYLCAP Select Manager Canada Fund, LP	(Canada)
NYLCAP Canada II GenPar Inc.	(Canada)
NYLCAP Select Manager Canada Fund II, L.P.	(Canada)
NYLIM Mezzanine GenPar GP, LLC	(Delaware)
NYLIM Mezzanine GenPar, LP	(Delaware)
New York Life Investment Management Mezzanine Partners, LP	(Delaware)
NYLIM Mezzanine Partners Parallel Fund, LP	(Delaware)
NYLIM Mezzanine Partners II GenPar GP, LLC	(Delaware)
NYLIM Mezzanine Offshore Partners II, LP	(Cayman Islands)
NYLIM Mezzanine Partners II GenPar, LP	(Delaware)
New York Life Investment Management Mezzanine Partners II, LP	(Delaware)
NYLIM Mezzanine Partners II Parallel Fund, LP	(Delaware)
NYLIM Mezzanine II Parallel Luxco S.à.r.l.	(Luxembourg)
Voice Holdco Ltd.	(Nova Scotia, Canada)	(27%)[9]
Voice Holdings Ltd.	(Nova Scotia, Canada)
Voice Construction Ltd.	(Alberta, Canada)
Voice Construction Opco ULC	(Alberta, Canada)
Blue Sky Earthworks Ltd.	(Canada)
NYLCAP Mezzanine Partners III GenPar GP, LLC	(Delaware)
NYLCAP Mezzanine Partners III GenPar, LP	(Delaware)
NYLCAP Mezzanine Partners III-K, LP	(Delaware)**
NYLCAP Mezzanine Partners III, LP	(Delaware)**
NYLCAP Mezzanine Partners III Parallel Fund, LP	(Delaware)**
NYLCAP Mezzanine Partners III 2012 Co-Invest, LP	(Delaware)**
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker A, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco B, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker B, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco C, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker C, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco D, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker D, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco E, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco F, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker F, LP	(Delaware)
NYLCAP Mezzanine Offshore Partners III, L.P.	(Cayman Islands)
NYLCAP Select Manager GenPar GP, LLC	(Delaware)
NYLCAP Select Manager GenPar, LP	(Delaware)
NYLCAP Select Manager Fund, LP	(Delaware)
NYLCAP Select Manager Cayman Fund, LP	(Cayman Islands)
NYLCAP Select Manager II GenPar GP, LLC	(Delaware)
NYLCAP Select Manager II GenPar, L.P.	(Cayman Islands)
NYLCAP Select Manager Fund II, L.P.	(Cayman Islands)**
NYLCAP India Funding LLC	(Delaware)
NYLIM-JB Asset Management Co., LLC	(Mauritius)	(24.66%)[4]
New York Life Investment Management India Fund II, LLC	(Mauritius)
New York Life Investment Management India Fund (FVCI) II, LLC	(Mauritius)
NYLCAP India Funding III LLC	(Delaware)
NYLIM-Jacob Ballas Asset Management Co. III, LLC	(Mauritius)	(24.66%)[5]
NYLIM Jacob Ballas India Fund III	(Mauritius)	LLC
NYLIM Jacob Ballas Capital India (FVCI) III	(Mauritius)	LLC
NYLIM Jacob Ballas India (FII) III	(Mauritius)	LLC
Evolvence Asset Management, Ltd.		(Goldpoint: 24.5%)
NYLCAP Holdings LLC	(Mauritius)
Jacob Ballas Capital India PVT. Ltd.	(Mauritius)	(23.30%)
NYLIM Service Company LLC	(Delaware)
NYL Workforce GP LLC	(Delaware)
New York Life Investment Management LLC	(Delaware)
NYLIM-GCR Fund I, LLC	(Delaware)	(50%)
NYLIM Fund II GP, LLC	(Delaware)
NYLIM Real Estate Mezzanine Fund II, LP	(Delaware)
NYLIM-TND, LLC	(Delaware)
WFHG GP, LLC	(Delaware)	(50%)
Workforce Housing Fund I-2007 LP	(Delaware)	(50%)
IndexIQ Holdings Inc.	(Delaware)	(“IQ Holdings”)
Financial Development LLC	(Delaware)	(“FD LLC”) (74.37%; IQ Holdings: 25.63%)
IndexIQ Inc.	(Delaware)
IndexIQ LLC	(Delaware)
IndexIQ Advisors LLC	(Delaware)
Candriam Group	(Luxembourg)
New York Life Investment Management Holdings II International S.a.r.l.	(Luxembourg)
New York Life Investment Management Global Holdings S.a.r.l.	(Luxembourg)	(“NYLIMGH”)
CGH UK Acquisition Company Limited	(UK)
Candriam Luxco S.a.r.l.	(Luxembourg)	(“CANLUXS”)
Candriam Luxembourg	(Luxembourg)	(”CANLUX”) (NYLIMGH: 95.033%; 1 share held by CANLUXS)
Candriam Luxembourg Italy Branch
Candriam Luxembourg UK Establishment
Candriam Luxembourg Germany Branch
Candriam Luxembourg US Branch
Candriam Luxembourg Spain Branch
Candriam Luxembourg Netherlands Branch
Candriam Luxembourg MENA Branch	(Dubai, UAE)
Candriam Belgium	(Belgium)	(“CANBEL”) (99.99%; NYLIMGH: 0.01%)
Candriam France	(France)	(”CANFR”)
Candriam Monétaire		(CANBEL: 1.23%; CANFR: 0.99%)
Candriam Switzerland LLC	(Switzerland)
BIL Prime Advanced Cash + 100	(Lux)	(CANLUX: 36.44%; CANBEL: 32.51%) (“BILPAC”)
Cordius CIG	(Lux)	(CANLUX: 68.04%; CANBEL: 15.98%; CANFR: 15.98%)
Candriam Bonds Convertible Opportunities	(Lux)	(CANLUX: 29.76%)
Candriam Alternative Return Equity Market Neutral	(Lux)	(21.05%)
Candriam L ESG Defensive Asset Allocation	(Lux)	(5.72%)
Ausbil Investment Management Limited	(Australia)	(79.25%)
Ausbil Australia Pty. Ltd.	(Australia)
Ausbil Asset Management Pty. Ltd.	(Australia)
Ausbil Investment Management Limited Employee Share Trust (Ausbil: 100%)	(Australia)
ISPT Holding	(Australia)	(0.037%)
Ausbil Investment Management Limited Employee Share Trust	(Australia)
NYLIFE Distributors LLC	(Delaware)
Private Advisors L.L.C.	(Delaware)	(65.85%)
PACIF Carry Parent, LLC	(Delaware)
PACIF Carry, LLC	(Delaware)
PACIF GP, LLC	(Delaware)
Private Advisors Coinvestment Fund, LP	(Delaware)
PACIF II GP, LLC	(Delaware)
Private Advisors Coinvestment Fund II LP	(Delaware)
PACIF II Carry Parent, LLC	(Delaware)
PACIF II Carry, LLC	(Delaware)
PACIF III GP, LLC	(Delaware)
Private Advisors Coinvestment Fund III, LP	(Delaware)
PACIF III Carry Parent, LLC	(Delaware)
PACIF III Carry, LLC	(Delaware)
PACIF IV GP, LLC	(Delaware)
Private Advisors Coinvestment Fund IV, LP	(Delaware)
PACIF IV Carry Parent, LLC	(Delaware)
PACIF IV Carry, LLC	(Delaware)
PA Hedged Equity Fund, L.P.	(Delaware)
Private Advisors Hedged Equity Fund (QP), L.P.	(Delaware)
Private Advisors Hedged Equity Master Fund	(Delaware)[6]
Private Advisors Small Company Buyout Fund II, L.P.	(Delaware)
PASCBF III GP, LLC	(Delaware)
Private Advisors Small Company Buyout Fund III, LP	(Delaware)
PASCBF IV GP, LLC	(Delaware)
Private Advisors Small Company Buyout Fund IV, LP	(Delaware)
PASCBF IV Carry Parent, LLC	(Delaware)
PASCBF IV Carry, LLC	(Delaware)
PASCBF V GP, LLC	(Delaware)
Private Advisors Small Company Buyout Fund V, LP	(Delaware)
Private Advisors Small Company Buyout V–ERISA Fund, LP	(Delaware)
PASCBF V Carry Parent, LLC	(Delaware)
PASCBF V Carry, LLC	(Delaware)
PASCPEF VI Carry Parent, LLC	(Delaware)
PASCPEF VI Carry, LLC	(Delaware)
PASCPEF VI GP, LLC	(Delaware)
Private Advisors Small Company Private Equity Fund VI, LP	(Delaware)
Private Advisors Small Company Private Equity Fund VI (Cayman), LP	(Cayman Islands)
PASCPEF VII GP, LLC	(Delaware)
Private Advisors Small Company Private Equity Fund VII, LP	(Delaware)
Private Advisors Small Company Private Equity Fund VII (Cayman)	(Cayman Islands)
PASCPEF VII Carry Parent, LLC	(Delaware)
PASCPEF VII Carry, LLC	(Delaware)
PASCPEF VIII GP, LLC	(Delaware)
Private Advisors Small Company Private Equity Fund VIII	(Delaware)
PASCPEF VIII Carry Parent, LLC	(Delaware)
PASCPEF VIII Carry, LLC	(Delaware)
Cuyahoga Capital Partners I Management Group, LLC	(Delaware)
Cuyahoga Capital Partners I, L.P.	(Delaware)
Cuyahoga Capital Partners II Management Group LLC	(Delaware)
Cuyahoga Capital Partners II LP	(Delaware)
Cuyahoga Capital Partners III Management Group LLC	(Delaware)
Cuyahoga Capital Partners III LP	(Delaware)
Cuyahoga Capital Partners IV Management Group LLC	(Delaware)
Cuyahoga Capital Partners IV LP	(Delaware)
Cuyahoga Capital Emerging Buyout Partners Management Group LLC	(Delaware)
Cuyahoga Capital Emerging Buyout Partners LP	(Delaware)
PA Real Assets Carry Parent, LLC	(Delaware)
PA Real Assets Carry, LLC	(Delaware)
PA Emerging Manager Carry Parent, LLC	(Delaware)
PA Emerging Manager Carry, LLC	(Delaware)
RIC I GP, LLC	(Delaware)
Richmond Coinvestment Partners I, LP	(Delaware)
RIC I Carry Parent, LLC	(Delaware)
RIC I Carry, LLC	(Delaware)
PASF V GP, LLC	(Delaware)
Private Advisors Secondary Fund V, LP	(Delaware)
PASF V Carry Parent, LLC	(Delaware)
PASF V Carry, LLC	(Delaware)
PARAF GP, LLC	(Delaware)
Private Advisors Real Assets Fund, LP	(Delaware)
PARAF Carry Parent, LLC	(Delaware)
PARAF Carry, LLC	(Delaware)
PASCCIF GP, LLC	(Delaware)
Private Advisors Small Company Coinvestment Fund, LP	(Delaware)
Private Advisors Small Company Coinvestment Fund-ERISA, LP	(Delaware)
PASCCIF Carry Parent, LLC	(Delaware)
PASCCIF Carry, LLC	(Delaware)
PA Real Assets Carry Parent II, LLC	(Delaware)
PA Real Assets Carry II, LLC	(Delaware)
PARAF II GP, LLC	(Delaware)
Private Advisors Real Assets Fund II, LP	(Delaware)
Private Advisors Hedged Equity Fund, Ltd.	(Cayman Islands)	(0%)
Private Advisors Hedged Equity Fund (QP), Ltd.	(Cayman Islands)	(0%)
Private Advisors Hedged Equity Master Fund, Ltd.	(Cayman Islands)	(owned by two funds above)
Private Advisors Stable Value ERISA Fund, Ltd.	(Cayman Islands)	(0%)
Private Advisors Stable Value Master Fund, Ltd.	(Cayman Islands)	(owned by two funds above)
UVF GP, LLC	(Delaware)
Undiscovered Value Fund, LP	(Delaware)
Undiscovered Value Fund, Ltd.	(Cayman Islands)[8]
Undiscovered Value Master Fund SPC	(Cayman Islands)
NYLM Alternatives LLC	(Delaware)
CVP Holdings, LLC	(Delaware)	(60%)
CVP CLO Manager, LLC	(Delaware)
CVP CLO Holdings GP LLC	(Delaware)
CVP CLO Holdings, LP	(Cayman Is.)
CVP CLO Advisors, LLC	(Delaware)
Credit Value Partners, LLC	(Delaware)
CHIPC Evergreen General, LLC	(Delaware)
CVP High Income Private Credit Master Fund, LP	(Cayman Is.)
CVP Loan Servicing LLC	(Delaware)
CHIPC PE General, LLC	(Delaware)
CHIPC PE Intermediate Fund, LP	(Cayman Is.)
CVP High Income Private Equity PE Fund (Cayman), LP	(Cayman Is.)
CVP High Income Private Credit PE Fund, LP	(Delaware)
CVP Distressed Fund, LLC	(Delaware)
CVF IV General, LLC	(Delaware)
Credit Value Fund IV, LP	(Delaware)
Credit Value Fund (Cayman) IV, LP	(Cayman Is.)
Credit Value Intermediate Fund IV, LP	(Cayman Is.)
Credit Value Master Fund IV-A, LP	(Cayman Is.)
Credit Value Master Fund IV-B, LP	(Cayman Is.)
CVF IV Vert LLC	(Delaware)
CVF IV-A1 Vert LLC	(Delaware)
CVP SPV LLC	(Delaware)
CVP SPV LLC Series I	(Delaware)
CVP SPV LLC Series II	(Delaware)
CVP SPV LLC Series III	(Delaware)
CVP Management Ireland Limited	(Ireland)
NYLIM Flatiron CLO 2004-1 Ltd.	(Cayman Islands)[7]
NYLIM Flatiron CLO 2004-1 Equity Holdings LLC, Series A	(Delaware)
NYLIM Flatiron CLO 2006-1 Ltd.	(Cayman Islands)
NYLIM Flatiron CLO 2006-1 Equity Holdings LLC, Series A	(Delaware)
Flatiron CLO 2007-1 Ltd.	(Cayman Islands)
NYLIM Flatiron CLO 2007-1 Equity Holdings LLC, Series A	(Cayman Islands)
Flatiron CLO 2011-1 Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 2012-1 Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 2013-1-Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 2014-1-Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 2015-1 Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 17 Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 18 Ltd.	(Cayman Islands)	(NYL: 0%) (NYL Investors 100% Equity)
Flatiron CLO 18 Funding Ltd.	(Cayman Islands)	(NYL: 100%)
Stratford CDO 2001-1 Ltd.	(Cayman Islands)
Silverado CLO 2006-II Limited	(Cayman Islands)
Silverado 2006-II Equity Holdings LLC, Series A	(Cayman Islands)
NYLIFE LLC	(Delaware)
Eagle Strategies LLC	(Delaware)
New York Life Capital Corporation	(Delaware)
New York Life Trust Company	(New York)
NYL Executive Benefits LLC	(Delaware)
NYLIFE Securities LLC	(Delaware)
NYLINK Insurance Agency Incorporated	(Delaware)
NYLUK I Company	(United Kingdom)
NYLUK II Company	(United Kingdom)
Gresham Mortgage	(United Kingdom)
W Construction Company	(United Kingdom)
WUT	(United Kingdom)
WIM (AIM)	(United Kingdom)
Silver Spring, LLC	(Delaware)
Silver Spring Associates, L.P.	(Pennsylvania)
SCP 2005-C21-002 LLC	(Delaware)
SCP 2005-C21-003 LLC	(Delaware)
SCP 2005-C21-006 LLC	(Delaware)
SCP 2005-C21-007 LLC	(Delaware)
SCP 2005-C21-008 LLC	(Delaware)
SCP 2005-C21-009 LLC	(Delaware)
SCP 2005-C21-017 LLC	(Delaware)
SCP 2005-C21-018 LLC	(Delaware)
SCP 2005-C21-021 LLC	(Delaware)
SCP 2005-C21-025 LLC	(Delaware)
SCP 2005-C21-031 LLC	(Delaware)
SCP 2005-C21-036 LLC	(Delaware)
SCP 2005-C21-041 LLC	(Delaware)
SCP 2005-C21-043 LLC	(Delaware)
SCP 2005-C21-044 LLC	(Delaware)
SCP 2005-C21-048 LLC	(Delaware)
SCP 2005-C21-061 LLC	(Delaware)
SCP 2005-C21-063 LLC	(Delaware)
SCP 2005-C21-067 LLC	(Delaware)
SCP 2005-C21-069 LLC	(Delaware)
SCP 2005-C21-070 LLC	(Delaware)
NYMH-Ennis GP, LLC	(Delaware)
NYMH-Ennis, L.P.	(Texas)
NYMH-Freeport GP, LLC	(Delaware)
NYMH-Freeport, L.P.	(Texas)
NYMH-Houston GP, LLC	(Delaware)
NYMH-Houston, L.P.	(Texas)
NYMH-Plano GP, LLC	(Delaware)
NYMH-Plano, L.P.	(Texas)
NYMH-San Antonio GP, LLC	(Delaware)
NYMH-San Antonio, L.P.	(Texas)
NYMH-Stephenville GP, LLC	(Delaware)
NYMH-Stephenville, L.P.	(Texas)
NYMH-Taylor GP, LLC	(Delaware)
NYMH-Taylor, L.P.	(Texas)
NYMH-Attleboro MA, LLC	(Delaware)
NYMH-Farmingdale, NY LLC	(Delaware)
NYLMDC-King of Prussia GP, LLC	(Delaware)
NYLMDC-King of Prussia Realty, LP	(Delaware)
NYLife Real Estate Holdings LLC	(Delaware)
Huntsville NYL LLC	(Delaware)
CC Acquisitions, LP	(Delaware)
REEP-IND Cedar Farms TN LLC	(Delaware)
Cedar Farms JV LLC	(Delaware)	(90%)
REEP-IND Continental NC LLC	(Delaware)
LRC-Patriot, LLC	(Delaware)	(93%)
REEP-LRC Industrial LLC	(Delaware)
REEP-IND Forest Park NJ LLC	(Delaware)
FP Building 4 LLC	(Delaware)
FP Building 1-2-3 LLC	(Delaware)
FP Building 17, LLC	(Delaware)
FP Building 18, LLC	(Delaware)
FP Building 19, LLC	(Delaware)
FP Building 20, LLC	(Delaware)
FP Mantua Grove LLC	(Delaware)
FP Lot 1.01 LLC	(Delaware)
REEP-IND NJ LLC	(Delaware)
NJIND JV LLC	(Delaware)	(93%)
NJIND Hook Road LLC	(Delaware)
NJIND Raritan Center LLC	(Delaware)
NJIND Talmadge Road LLC	(Delaware)
NJIND Bay Avenue LLC	(Delaware)
NJIND Melrich Road LLC	(Delaware)
NJIND Corbin Street LLC	(Delaware)
REEP-IND Valwood TX LLC	(Delaware)
REEP-MF Cumberland TN LLC	(Delaware)
Cumberland Apartments, LLC	(Tennessee)
REEP-MF Enclave TX LLC	(Delaware)
Enclave CAF LLC	(Delaware)
REEP-MF Marina Landing WA LLC	(Delaware)
REEP-SP Marina Landing LLC	(Delaware)	(98%)
REEP-MF Mira Loma II TX LLC	(Delaware)
Mira Loma II, LLC	(Delaware)	(50%)
REEP-MF Summitt Ridge CO LLC	(Delaware)
Summitt Ridge Apartments, LLC	(Delaware)
REEP-MF Woodridge IL LLC	(Delaware)
REEP-OF Centerpointe VA LLC	(Delaware)
Centerpointe (Fairfax) Holdings LLC	(Delaware)	(50%)
REEP-OFC 575 Lex NY LLC	(Delaware)
REEP-OFC 575 Lex NY GP LLC	(Delaware)
Maple REEP-OFC 575 Lex Holdings LP	(Delaware)	(50%)
Maple REEP-OFC 575 Lex Owner LLC	(Delaware)	(50%)
REEP-RTL SASI GA LLC	(Delaware)
REEP-RTL Bradford PA LLC	(Delaware)
REEP-OFC Royal Centre GA LLC	(Delaware)
Royal Centre, LLC	(Delaware)	(90%)
REEP-RTL CTC NY LLC	(Delaware)
REEP-OFC 5005 LBJ Freeway TX LLC	(Delaware)	(97%)
5005 LBJ Tower LLC	(Delaware)	(97%)
REEP-MF SPENCER NV LLC	(Delaware)
REEP-HZ SPENCER JV LLC	(Delaware)	(92.7%)
REEP-HZ SPENCER LLC	(Delaware)
REEP-OFC/RTL MARKET ROSS TX LLC	(Delaware)
MARKET ROSS TX JV LLC	(Delaware)
MARKET ROSS TX GARAGE OWNER LLC	(Delaware)
MARKET ROSS TX OFFICE OWNER LLC	(Delaware)
MARKET ROSS TX RETAIL OWNER LLC	(Delaware)
REEP-OFC Mallory TN LLC	(Delaware)
3665 Mallory JV LLC	(Delaware)	(90.9%)
REEP-OFC WATER RIDGE NC LLC	(Delaware)
REEP-OFC Viridian AZ LLC	(Delaware)
REEP-Hines Viridian JV LLC	(Delaware)	(73.0309%)
REEP-OFC 2300 Empire LLC	(Delaware)
REEP-MF Wynnewood PA LLC	(Delaware)
Wynnewood JV LLC	(Delaware)	(92.06%)
REEP-MU Fayetteville NC LLC	(Delaware)	(100%)
501 Fayetteville JV LLC	(Delaware)	(85%)
501 Fayetteville Owner LLC	(Delaware)	(100%)
2015 DIL PORTFOLIO HOLDINGS LLC	(Delaware)	(NYLIC: 100)
NJ 663 E. CRESCENT AVE LLC	(Delaware)
NJ 1881 ROUTE 46 LLC	(Delaware)
PA 180 KOST RD LLC	(Delaware)
2017 CT REO HOLDINGS LLC	(Delaware)	(NYLIC: 62.307692%; NYLIAC: 37.692308%)
CT 611 W. JOHNSON AVE LLC	(Delaware)
CT 550 RESEARCH PKWY LLC	(Delaware)
CT 160 CORPORATE COURT LLC	(Delaware)
Cortlandt Town Center LLC	(Delaware)
REEP-IND 10 WEST AZ LLC	(Delaware)
REEP-IND Aegean MA LLC	(Delaware)
REEP-IND CHINO CA LLC	(Delaware)
REEP-IND FREEDOM MA LLC	(Delaware)
REEP-IND Fridley MN LLC	(Minnesota)
REEP-IND Green Oaks IL LLC	(Delaware)
REEP-IND Kent LLC	(Delaware)
REEP-IND LYMAN MA LLC	(Delaware)
REEP-IND RTG NC LLC	(Delaware)
REEP-MF 960 East Paces Ferry GA LLC	(Delaware)
REEP-MF 960 EPF Opco GA LLC	(Delaware)
REEP-MF Issaquah WA LLC	(Delaware)
REEP-MF Mount Vernon GA LLC	(Delaware)
REEP-MF Mount Laurel NJ LLC	(Delaware)
REEP-MF Verde NC LLC	(Delaware)
REEP-MF Wallingford WA LLC	(Delaware)
REEP-OFC Bellevue WA LLC	(Delaware)
REEP-OFC WATER RIDGE NC HOLDCO LLC	(Delaware)
REEP-OFC ONE WATER RIDGE NC LLC	(Delaware)
REEP-OFC TWO WATER RIDGE NC LLC	(Delaware)
REEP-OFC FOUR WATER RIDGE NC LLC	(Delaware)
REEP-OFC FIVE WATER RIDGE NC LLC	(Delaware)
REEP-OFC SIX WATER RIDGE NC LLC	(Delaware)
REEP-OFC SEVEN WATER RIDGE NC LLC	(Delaware)
REEP-OFC EIGHT WATER RIDGE NC LLC	(Delaware)
REEP-OFC NINE WATER RIDGE NC LLC	(Delaware)
REEP-OFC TEN WATER RIDGE NC LLC	(Delaware)
REEP-OFC ELEVEN WATER RIDGE NC LLC	(Delaware)
REEP-MF FOUNTAIN PLACE MN LLC	(Delaware)
REEP-MF FOUNTAIN PLACE LLC	(Delaware)
REEP-OFC 2300 Empire CA LLC	(Delaware)
REEP-IND 10 WEST II AZ LLC	(Delaware)
REEP-RTL Flemington NJ LLC	(Delaware)
REEP-RTL Mill Creek NJ LLC	(Delaware)
REEP-MF Evanston IL LLC	(Delaware)
PTC Acquisitions, LLC	(Delaware)
Martingale Road LLC	(Delaware)
New York Life Funding	(Cayman Islands)[8]
New York Life Global Funding	(Delaware)[8]
NYL Equipment Issuance Trust	(Delaware)[9]
NYL Equipment Issuance Trust 2014-2	(Delaware)[9]
Government Energy Savings Trust 2003-A (GEST)	(New York)[9]
UFI-NOR Federal Receivables Trust, Series 2009B	(New York)[9]
NYLARC Holding Company Inc.	(Arizona)[8]
New York Life Agents Reinsurance Company	(Arizona)[8]
JREP Fund Holdings I, L.P.	(Cayman Islands)	(12.5%)
Jaguar Real Estate Partners L.P.	(Cayman Islands)	(30.3%)
NYLIFE Office Holdings Member LLC	(Delaware)	(51%)
NYLIFE Office Holdings LLC	(Delaware)	(51%)
NYLIFE Office Holdings REIT LLC	(Delaware)
REEP-OFC DRAKES LANDING CA LLC	(Delaware)
REEP-OFC CORPORATE POINTE CA LLC	(Delaware)
REEP-OFC VON KARMAN CA LLC	(Delaware)
REEP-OFC ONE BOWDOIN SQUARE MA LLC	(Delaware)
REEP-OFC 525 N Tryon NC LLC	(Delaware)
525 Charlotte Office LLC	(Delaware)	(100%)
NYLIFE Office Holdings Acquisitions REIT LLC	(Delaware)
REEP OFC Westory DC LLC	(Delaware)
MAX Ventures and Industries Limited	(India)	(22.51%)

(+)	By including the indicated corporations in this list, New York Life is not stating or admitting that said corporations are under its actual control; rather, these corporations are listed here to ensure full compliance with the requirements of this Form N-6.
(*)	Registered investment company as to which New York Life and/or its subsidiaries perform one or more of the following services: investment management, administrative, distribution, transfer agency and underwriting services. It is not a subsidiary of New York Life and is included for informational purposes only.
(†)	New York Life Investment Management LLC serves as investment adviser to this entity, the shares of which are held of record by separate accounts of NYLIAC. New York Life disclaims any beneficial ownership and control of this entity. New York Life and NYLIAC as depositors of said separate accounts have agreed to vote their shares as to matters covered in the proxy statement in accordance with voting instructions received from holders of variable annuity and variable life insurance policies at the shareholders meeting of this entity. It is not a subsidiary of New York Life, but is included here for informational purposes only.
1	NYL Cayman Holdings Ltd. owns 15.62%.
2	NYL Worldwide Capital Investment LLC owns 0.002%.
3	NYLIC owns 13.24%, NYLIAC owns 0.00%, and MacKay owns .37% for a total ownership of 13.61%.
4	NYLCAP Manager LLC owns 24.66% of the voting management shares. NYLCAP India Funding LLC owns 36% of non-voting carry shares.
5	NYLCAP Manager LLC owns 24.66% of the voting management shares. NYLCAP India Funding III LLC owns 31.36% of non-voting carry shares.
6	Private Advisors Hedged Equity Fund (QP), L.P. owns 33.61% and PA Hedged Equity Fund, L.P. owns 66.39% of the Master Fund.
7	Control of each CLO/CDO and other entities is pursuant to an investment management contract with NYLIM or affiliate, not through ownership of voting interests unless, otherwise, ownership noted..
8	Control is through a reliance relationship between NYLIC and this entity, not ownership of voting interests.
9	Control is through financial interest, not ownership of voting interests.

C–6

ITEM 29.	INDEMNIFICATION

Article IX of the Amended and Restated By-Laws of New York Life Insurance and Annuity Corporation (“NYLIAC”) provides that NYLIAC shall indemnify and hold harmless (including the provision of a defense) certain persons to the fullest extent permitted by the Delaware General Corporation Law against all expenses, costs, judgments, penalties, fines, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amount paid in settlement) that any such person reasonably incurs or suffers if he/she is made party (or threatened to be made party) or is otherwise involved in a claim, action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he/she is (or was) a Director or officer of NYLIAC or was serving at NYLIAC’s request as a Director, officer, or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan. Such persons also have the right to have NYLIAC pay the reasonable expenses (including reasonable attorneys’ fees) incurred in the defense of any proceedings in advance of their final disposition, subject to certain conditions. NYLIAC may also, to the extent authorized by its Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of NYLIAC.

Please refer to Article IX of the Amended and Restated By-Laws of NYLIAC for the full text of the indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30.	PRINCIPAL UNDERWRITERS

(a) Other Activity. Investment companies (other than the Registrant) for which NYLIFE Distributors LLC is currently acting as underwriter:

NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I

NYLIAC MFA Separate Account-I

NYLIAC MFA Separate Account-II

NYLIAC Variable Annuity Separate Account-I

NYLIAC Variable Annuity Separate Account-II

NYLIAC Variable Annuity Separate Account-III

NYLIAC Variable Annuity Separate Account-IV

NYLIAC VLI Separate Account

The MainStay Funds

MainStay Funds Trust

MainStay VP Funds Trust

(b) Management.

The principal business address of each director and officer of NYLIFE Distributors LLC is 30 Hudson Street, Jersey City, NJ 07302.

Names of Directors and Officers	Positions and Offices with Underwriter
Lehneis, Kirk C.	Chairman of the Board
Gardner, Robert M.	Manager
Harte, Frank M.	Manager & Senior Vice President
Akkerman, John W.	Senior Managing Director, MacKay Shields Institutional Sales
Huang, Dylan W.	Senior Managing Director, Individual Annuities
Hung, Yie-Hsin	Senior Managing Director, New York Life Investment Management & Chief Executive Officer
Mclnerney, Barbara J.	Senior Managing Director, Compliance
Barrack, Robert M.	Managing Director, GoldPoint Partners Institutional Sales
Cristallo, James J.	Managing Director, Advanced Markets Network
Gomez, Mark A.	Managing Director & General Counsel
Parness, Amanda S.	Managing Director, GoldPoint Partners Institutional Sales
Steele, Harvey P.	Managing Director, Third-Party Distribution
Stringer, Chirstopher R.	Managing Director
Sullivan, Howard	Managing Director, Credit Value Partners Institutional Sales
Wagner, Robin M.	Managing Director & Chief Compliance Officer
Wickwire, Brian D.	Managing Director, NYLIM Service Company, Controller & Chief Operating Officer
Bain, Karen A.	Vice President - Tax
Hansen, Marta	Director, Chief Financial Officer, Financial & Operations Principal & Treasurer
Herrera, Rafaela M.	Director, Compliance and Sales Material Review
Howard, Linda M.	Director, Compliance, Anti-Money Laundering Officer & Office of Foreign Assets Control Officer
Meade, Colleen A.	Secretary
Sharrier, Elizabeth	Assistant Secretary

(c) Compensation from the Registrant.

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Events Occasioning the Deduction of a Deferred Sales Load	Brokerage Commissions	Other Compensation
NYLIFE Distributors LLC	-0-	-0-	-0-	-0-

ITEM 31.	LOCATION OF ACCOUNTS AND RECORDS.

All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by NYLIAC at its home office, 51 Madison Avenue, Room 0150, New York, New York 10010; New York Life — Records Division, 110 Cokesbury Road, Lebanon, New Jersey 08833 and with Iron Mountain Records Management, Inc. at both 8 Neptune Drive, Poughkeepsie, New York 12601 and Route 9W South, Port Ewen, New York 12466-0477.

ITEM 32.	MANAGEMENT SERVICES.

Not applicable.

ITEM 33.	FEE REPRESENTATION.

New York Life Insurance and Annuity Corporation (“NYLIAC”), the sponsoring insurance company of NYLIAC Variable Universal Life Separate Account-I, hereby represents that the fees and charges deducted under the New York Life Variable Universal Life Accumulator II Policy in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by NYLIAC.

SIGNATURES

Pursuant to the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City and State of New York on this 12th day of April, 2017.

NYLIAC VARIABLE UNIVERSAL LIFE SEPARATE ACCOUNT-I (Registrant)

By:	/s/ Karen DeToro
Karen DeToro
Vice President and Actuary

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION (Depositor)

By:	/s/ Karen DeToro
Karen DeToro
Vice President and Actuary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Ashe, Christopher T.*	Director
Bedard, David G.*	Director
Cook, Alexander I. M.*	Director
Fleurant, John T.*	Director & Chief Financial Officer
Gardner, Robert M.*	Director & Controller (Principal Accounting Officer)
Grove, Matthew M.*	Director
Harte, Frank M.*	Director
Hendry, Thomas A.*	Director
Huang, Dylan W.*	Director
Kim, John Y.*	Director & President
Madgett, Mark J.*	Director
Mathas, Theodore A.*	Chairman & Chief Executive Officer (Principal Executive Officer)
Miller, Amy*	Director
Seter, Arthur H.*	Director
Steinberg, Joel M.*	Director
Wion, Matthew D.*	Director

By:	/s/ Karen DeToro
Karen DeToro
Attorney-in-Fact
April 12, 2018

*	Pursuant to Powers of Attorney previously filed.

EXHIBIT INDEX

Exhibit Number	Description
(d)(1)	Form of Policy (No. ICC17-317-30P)
(d)(4)	Monthly Deduction Waiver (MDW) Rider (No. ICC17-317-320R)
(d)(5)	Overloan Protection (OLP) Rider (No. ICC17-317-940R)
(e)(1)	Form of Application (ICC17-217-500)
(k)	Opinion and Consent of Thomas F. English, Esq.
(n)	Consent of PriceWaterhouseCoopers LLP.
(q)(1)	Memorandum Describing NYLIAC’s Issuance, Transfer and Redemption Procedures for Policies